As filed with the Securities and Exchange Commission on May 5, 2010
Registration No. 333-163997
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RULES-BASED MEDICINE, INC.
(Exact name of registrant as specified in its charter)

Delaware	8071	22-3860791
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3300 Duval Road
Austin, Texas 78759
(512) 835-8026
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

T. Craig Benson
President and Chief Executive Officer
Rules-Based Medicine, Inc.
3300 Duval Road
Austin, Texas 78759
(512) 835-8026
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Kimball Christopher G. Schmitt Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2010

Preliminary Prospectus

          Shares

Rules-Based Medicine, Inc.

Common Stock

We are offering           shares of our common stock. This is our initial public offering, and no public market currently exists for our common stock. We expect the initial public offering price to be between $      and $      per common share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “RULE.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Rules-Based Medicine, Inc. (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          , 2010. We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional           shares of our common stock to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $     , and the total proceeds to us, before expenses, will be $     .

Sole Book-Running Manager

Jefferies & Company

Co-Managers

Stephens Inc.	Baird	William Blair & Company

Prospectus dated          , 2010

You should rely only on the information contained in this prospectus and any free writing prospectus made available by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. You should read “Risk Factors” beginning on page 9 for more information about important risks that you should consider before investing in our common stock. In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our” and “RBM” refer to Rules-Based Medicine, Inc. and its subsidiaries.

Our Business

We are a life sciences company focused on the development and commercialization of molecular diagnostic tests based on novel biomarker patterns, initially for the psychiatric market. We believe these patterns can provide quantitative, objective information to aid in the diagnosis and treatment of diseases or disorders where current objective tests either do not exist or are not sufficiently accurate. We develop molecular diagnostic tests using our proprietary multi-analyte profiling, or MAP, technology that quantifies biomarkers, such as proteins and hormones in biological fluids. Our technology enables us to efficiently screen large sets of well-characterized clinical samples from both diseased and non-diseased populations against our extensive menu of biomarker tests. Analyzing the data generated from these tests, we attempt to discover biomarker patterns that indicate a particular disease or disorder with a high degree of accuracy. We then create and validate diagnostic test panels that allow us to analyze a patient sample and deliver a result that can aid the physician in making diagnostic and treatment decisions. We are commercializing our initial molecular diagnostic test panels as Laboratory Developed Tests, or LDTs, using our high-complexity laboratory located in Austin, Texas, which is certified under the Clinical Laboratory Improvement Amendments of 1988, or CLIA.

Our initial molecular diagnostic test panel, our VeriPsychtm test, is a blood-based test that evaluates a proprietary set of 51-biomarker tests. These biomarkers are associated with various biochemical pathways, including inflammation, metabolism and cell-to-cell signaling. Many of these pathways, as well as most of the individual biomarkers that our panel measures, have been associated with mental illness in hundreds of peer-reviewed publications. Based on our clinical studies, we believe our VeriPsych test will aid psychiatrists in the diagnosis of recent-onset schizophrenia, bipolar disorder and major depressive disorder. According to the National Institute of Mental Health, approximately 22.9 million patients in the United States exhibit symptoms consistent with these disorders. These disorders are often chronic and progressive, and are expensive to the healthcare system and society in general. Diagnosis is currently based on the patient’s self-reported experiences and observed behavior. The clinical similarity in experiences and behaviors among these patients creates a formidable diagnostic challenge that frequently leads to misdiagnosis and potentially years of inappropriate and ineffective treatment. Our studies suggest that these disorders have distinct biochemical patterns that can be objectively measured by blood-based diagnostic tests.

We conducted a three-site clinical validation study with over 1,200 well-characterized samples from patients with various mental illnesses, including 593 samples from confirmed schizophrenics and 245 samples from normal controls. Our VeriPsych test differentiated patients with recent-onset schizophrenia from normal controls with a sensitivity of 84%, specificity of 85% and an Area Under the Receiver Operator Curve, or AUROC, of 0.89. Sensitivity is the likelihood that a person who is schizophrenic will be identified by our VeriPsych test as schizophrenic. Specificity is the likelihood that a person who is not schizophrenic will be identified by our VeriPsych test as not schizophrenic. AUROC is a measure of total diagnostic accuracy on a scale of 0.0 to 1.0, with 1.0 being the most accurate. Based on these results we believe our VeriPsych test can be a valuable tool for psychiatrists seeking an objective test to aid in the initial diagnosis of recent-onset schizophrenia.

In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatry centers including the Laureate Psychiatric Clinic and Hospital in Tulsa, Oklahoma, the Department of Psychiatry at the University of Minnesota in Minneapolis, Minnesota, and at the Department of Psychiatry and Behavioral Science

at the KU School of Medicine-Witchita in Witchita, Kansas. We have also begun marketing our VeriPsych test to selected psychiatric group practices including the Austin Neuropsychiatric Clinic, Carolina Partners in Mental Health and the Johns Hopkins Mood Disorders Center. We plan a broader launch of our VeriPsych test for this use in the second half of 2010.

Clinical laboratory services have historically not been subject to Food and Drug Administration, or FDA, regulation. LDTs are clinical laboratory tests that are developed and validated by a laboratory for use in examinations the laboratory performs itself. Most LDTs currently are not subject to premarket review by the FDA. We believe that our VeriPsych test is a type of LDT for which premarket review by the FDA is not currently required. The FDA is in the process of reassessing the regulatory status of LDTs generally, especially ones using multiple markers to calculate single scores, and is considering regulating such tests as medical devices, including requiring premarket review. The FDA may also seek to actively regulate a test offered by a laboratory and require premarket review and clearance or approval if the FDA concludes that the test was not developed by that laboratory. For more information about potential FDA regulation of LDTs, see “Risk Factors — Risks Related to Regulatory Matters — Finalization of the FDA draft guidance concerning IVDMIAs or the determination that our VeriPsych test is not a laboratory-developed test could lead to increase costs and delays in introducing our molecular diagnostic tests” and “Business — Regulatory Compliance.”

During development and validation of our initial schizophrenia indication, our VeriPsych test also differentiated between patients with schizophrenia, patients with bipolar disorder and patients with major depressive disorder, based on a limited number of samples. We are currently conducting clinical studies on the expanded populations of bipolar disorder and major depressive disorder patients that we expect will be sufficient to validate a differential diagnosis indication for our VeriPsych test. Because of the challenge in diagnosing patients with these three conditions, this test may significantly increase our VeriPsych test’s utility for a broader group of patients. We expect results to be available for bipolar disorder and major depressive disorder in the second half of 2010 and, if the results are compelling, we intend to begin marketing our test for the differential diagnosis indication in early 2011. As we continue to collect additional patient samples, we intend to further validate and commercialize our VeriPsych test for additional indications that will expand the utility and market for our test.

We also have several development-stage programs that, if successful, could have significant commercial potential targeting diseases and disorders where there are limited diagnostic testing options currently available. We are developing two tests using a subset of the biomarkers in our VeriPsych test that, based on two clinical studies, we believe may be useful to primary care physicians, military healthcare professionals and other non-psychiatrists as a first-line tool for the early identification of patients in need of psychiatric care. In addition, we, through Psynova Neurotech Ltd., or Psynova, our majority-owned subsidiary are collaborating with F. Hoffman-La Roche Ltd., or Roche, to develop a companion diagnostic test to be used in tandem with a Roche drug, which is in clinical development. Finally, we are also collaborating to develop diagnostic tests in several other areas including cancer, infectious disease, kidney disease and neurodegenerative disease.

In addition to developing molecular diagnostic tests, we provide testing products and services to the pharmaceutical, biotechnology and medical research industries based on our menu of validated biomarker immunoassays. An immunoassay is a biochemical test that measures the concentration of a substance in a biological liquid using the reaction of an antibody or antibodies to its antigen, or a molecule that binds to its antibody. We believe that we are the largest biomarker testing laboratory specializing in delivering quantitative data from multiplexed immunoassays on humans and rodents. A multiplex immunoassay, or multiplexing, is a type of laboratory procedure that simultaneously measures multiple biomarkers in a single immunoassay. We believe our proprietary MAP technology makes the drug discovery and development process more efficient by providing researchers with more information on the effect of a particular drug on specific biomarkers. Our molecular diagnostic tests leverage the logistical infrastructure and technology used for the last eight years in our pharmaceutical testing products and services.

Our Solution

We have developed over 400 distinct immunoassays that we configure into panels for use in diagnostic and research applications. Using a microsphere, or bead, -based multiplexing technology combined with laboratory robotics, we are able to rapidly conduct simultaneous quantitative analysis of a large number of biomarkers from a small sample of serum, plasma or other bodily fluids. Statistical analysis identifies the most relevant biomarkers in clinical samples from patients known to have a given disease or disorder. For our pharmaceutical testing products and services customers, these panels provide a comprehensive and cost-effective evaluation of the biomarker patterns critical to applications such as drug safety and efficacy, disease diagnosis, disease modeling and patient stratification as well as personal health assessments. Where we believe there may be attractive clinical applications, we then create and validate diagnostic immunoassay panels based on these biomarker patterns that allow us to analyze a patient sample and deliver a result that can aid the physician in making diagnostic and treatment decisions.

We have applied our proprietary MAP technology to discover unique biomarker patterns characteristic of several diseases and disorders, initially for the psychiatric market, for which blood-based diagnostic tests are currently unavailable or inadequate. We believe these patterns provide clinically relevant information for the diagnosis of these diseases and disorders. Our VeriPsych test represents our first commercial diagnostic test panel resulting from this approach with an initial indication for recent-onset schizophrenia.

We believe the ability to identify and accurately measure, in an efficient, cost-effective way, the concentrations of specific biomarkers and, more importantly, biomarker patterns that correlate to diseases or medical conditions, will become increasingly important in both medicine and pharmaceutical research and development. According to published reports, the global molecular diagnostics market will be $3.7 billion in 2010 and will grow to $6.4 billion by 2015.

Advantages of Our Solution

We believe our proprietary MAP technology offers several important advantages over existing biomarker discovery and diagnostic methods for complex, multi-factorial diseases, including:

•	An extensive menu of immunoassays. We believe we have the most extensive menu of validated multiplexed biomarker immunoassays in the industry, enabling us to cast a wide net in the search for clinically relevant biomarker patterns.

•	Greater diagnostic accuracy. We believe we can measure more biomarkers than any other immunoassay platform using a comparable sample volume, resulting in molecular diagnostic tests with high sensitivity and specificity.

•	Precise, reproducible data. Our solution is highly standardized, combining the precision of Luminex technology and liquid handling robots. This technology was developed by Luminex Corporation, or Luminex, a developer, manufacturer and marketer of innovative biological testing technologies to clinical researchers. Together with other proprietary immunoassay processes, we are able to deliver data with a high degree of precision and reproducibility.

•	Cost-effective results. By rapidly analyzing a large number of biomarkers in a small sample volume, we are able to efficiently and cost-effectively deliver results that would otherwise require a large sample volume, multiple test and ultimately higher costs and greater complexity using less sensitive or less precise techniques.

Our Strategy

Our strategy is to become a leader in the development and commercialization of molecular diagnostic tests based on novel biomarker patterns discovered using our proprietary MAP technology. To achieve this strategy, we plan to:

•	successfully commercialize our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia;

•	validate and commercialize additional indications for our VeriPsych test;

•	continue to expand our molecular diagnostic offerings in the psychiatric market;

•	advance and expand our pipeline of molecular diagnostic tests across multiple attractive indications by leveraging our pharmaceutical testing products and services; and

•	expand our existing pharmaceutical testing products and services.

Risk Factors

Our business and our ability to execute our business strategy are subject to numerous risks that could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 9.

•	Our VeriPsych test is the first blood-based test to aid in the diagnosis of mental illness, including schizophrenia, and may not achieve any market acceptance by the psychiatric community, patients or payors.

•	The successful launch of our VeriPsych test depends on our ability to leverage the credibility of well-respected psychiatric centers and thought-leaders in the psychiatric community to promote adoption and expanded use of our VeriPsych test as an aid in the diagnosis and treatment of mental illness.

•	We have limited experience in marketing, selling and providing customer support for our VeriPsych test and may be unable to successfully market, sell or support it.

•	If payors do not reimburse us or our customers for the use of our VeriPsych test or other molecular diagnostic tests that may be developed in the future, our financial condition and results of operations will be materially adversely affected.

•	The loss of the licenses granted under a framework agreement between Psynova, our 77.6%-owned subsidiary, and Cambridge with respect to two patent applications directed to the biomarker panel being commercialized in our VeriPsych test could materially adversely affect our ability to commercialize our VeriPsych test. Additionally, any failure of Psynova to exercise its rights under the framework agreement could result in our being unable to use future Cambridge intellectual property.

•	We sublicense the intellectual property related to our VeriPsych test from Psynova. Any disruption in our rights to such intellectual property could materially adversely affect our ability to commercialize our VeriPsych test for schizophrenia and to develop and validate our VeriPsych test for additional indications.

•	We rely on third-party license agreements for patents or applications and additional technology related to our products and services, and the termination of these agreements could delay or prevent us from being able to commercialize our products and services.

•	Our VeriPsych test is not protected by any issued patents.

•	If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell our products, which could have a material adverse effect on our business.

•	Substantially all of our pharmaceutical testing services are performed, and all of our molecular diagnostic tests will be performed, at a single laboratory, and if this facility is affected by man-made or natural disasters, our business could be materially adversely affected.

•	The loss or suspension of a license, especially our CLIA license, or the imposition of a fine or penalties under, or future changes in, federal or state laws and regulations could have a material adverse effect on our business.

•	Finalization of the FDA draft guidance concerning in vitro diagnostic multivariate index assays, or IVDMIA, or the determination that our VeriPsych test is not a laboratory-developed test could lead to increased costs and delays in introducing our molecular diagnostic tests.

•	We are highly dependent on Luminex for our multiplexed testing services platform, and the loss of access to such technology could materially adversely affect our revenues and results of operations.

•	As we commercialize our VeriPsych test, we expect that we will incur operating losses.

•	We may require additional funding, and our future access to capital is uncertain. Insufficient funds may limit our ability to develop and commercialize new products, services and technologies.

Corporate Information

We were incorporated in Delaware in August 2002. Our principal executive offices are located at 3300 Duval Road, Austin, Texas 78759, and our telephone number is (512) 835-8026. Our website address is http://www.rulesbasedmedicine.com. The information in, or accessible through, our website is not part of this prospectus.

Trademarks and Trade Names

We own or have rights to use certain trademarks or trade names in conjunction with the operation of our business, including DiscoveryMAPtm, HumanMAP®, RodentMAP®, TruCulturetm, MetabolicMAPtm, KidneyMAPtm, InflammationMAPtm, NeuroMAPtm, Rules-Based Medicine®, CardiovascularMAPtm, CytokineMAPtm and VeriPsychtm.

The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We intend to use the net proceeds of approximately $ million from this offering, based on an assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, to pay accrued dividends of approximately $ million relating to our outstanding Series A-1 preferred stock, to repay all amounts outstanding under our revolving line of credit and our subordinated debt, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Nasdaq Global Market listing	We have applied to list our common stock on the Nasdaq Global Market under the symbol “RULE.”

The number of shares of common stock shown to be outstanding after this offering is based on the number of shares of common stock outstanding as of March 31, 2010. This number does not include:

•	200,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $9.00 per share;

•	796,950 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.17 per share;

•	23,799 shares of common stock reserved for future issuance under our 2007 Long Term Incentive Plan;

•	2,200,000 shares reserved for issuance under our 2010 Long Term Incentive Plan; and

•	any shares of common stock issued in connection with our acquisition of the remaining 22.4% interest in Psynova. See “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.”

Except as otherwise indicated, all information in this prospectus assumes:

•	that our shares of common stock will be sold at $ per share, which is the midpoint of the price range set forth on the cover of this prospectus;

•	no exercise by the underwriters of their option to purchase up to additional shares from us;

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws upon completion of this offering;

•	the conversion of all outstanding shares of our Series A-1 preferred stock into shares of common stock upon the completion of this offering; and

•	no outstanding options or warrants having been exercised since March 31, 2010.

Summary Consolidated Historical Financial Data and
Pro Forma Financial Data

The following summary historical financial data should be read in conjunction with, and is qualified by reference to, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. The following summary unaudited pro forma financial data should be read in conjunction with, and is qualified by reference to, the section entitled “Unaudited Pro Forma Financial Data” included elsewhere in this prospectus. We prepared the unaudited consolidated financial statements on a basis consistent with that used in preparing our audited consolidated financial statements, and they include all adjustments consisting of normal and recurring items that, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

In September 2009, we acquired a controlling interest in Psynova for $5.5 million in cash. Our pro forma consolidated statements of operations for the year ended December 31, 2009 and the three months ended March 31, 2010 include the results of operations of Psynova after giving effect to certain purchase accounting adjustments as well as the effect of the pending transaction to purchase the remaining interest in Psynova as described in “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.” The summary unaudited pro forma financial data has been presented to give effect to the acquisition of Psynova as if it had been completed on January 1, 2009. The pro forma year ended December 31, 2009 and the three months ended March 31, 2010 are not necessarily indicative of operating results which would have been achieved had the acquisition of Psynova been completed on January 1, 2009 and should not be construed as representative of future operating results.

					Three Months Ended
	Year Ended December 31,				March 31,
	2007	2008	2009	2009(1)	2009	2010	2010(2)
	(In thousands, except share and per share data)
				Pro Forma			Pro Forma
				(unaudited)
					(unaudited)

Consolidated Statement of Operations Data:
Pharmaceutical testing products and services revenues	$13,037	$21,669	$24,641	$23,473	$5,830	$5,616	$5,616
Operating expenses:
Cost of revenues	4,868	8,590	9,985	9,985	2,457	2,383	2,383
Research and development	1,544	3,235	4,803	5,494	896	1,372	1,372
Sales and marketing	2,575	4,368	5,252	5,252	1,228	1,727	1,727
General and administrative	1,676	2,520	2,867	3,033	770	1,212	1,212

Total operating expenses	10,663	18,713	22,907	23,764	5,351	6,694	6,694

Income (loss) from operations	2,374	2,956	1,734	(291)	479	(1,078)	(1,078)
Gain on re-measurement of Psynova	—	—	1,947	950	—	—	—
Equity in loss of Psynova	—	—	(997)	—	(263)	—	—
Interest and other income (expense), net	51	138	(296)	(954)	(51)	(354)	(407)

Income (loss) before income taxes	2,425	3,094	2,388	(295)	165	(1,432)	(1,485)
Provision (benefit) for income taxes	433	1,218	708	(77)	45	(357)	(375)

Net income (loss)	$1,992	$1,876	$1,680	$(218)	$120	$(1,075)	(1,110)

Less net loss attributable to noncontrolling interest	—	—	(21)	—	—	(168)	—
Net income (loss) attributable to RBM	$1,992	$1,876	$1,701	$(218)	$120	$(907)	$(1,110)

Net income attributable to preferred stockholders	598	1,441	1,528	1,528	376	399	399

Net income (loss) attributable to RBM common stockholders	$1,394	$435	$173	$(1,746)	$(256)	$(1,306)	$(1,509)

Net income (loss) per share:
Basic and diluted	$0.16	$0.05	$0.02	$(0.20)	$(0.03)	$(0.15)	$(0.17)

Shares used to compute net income (loss) per share:
Basic and diluted	8,814,989	8,326,512	8,446,838	8,757,920	8,446,838	8,446,838	8,757,920

(1)	On a pro forma basis to give effect to the acquisition of Psynova as well as the pending transaction to purchase the remaining interest in Psynova as if it had been completed on January 1, 2009, as more fully described in “Unaudited Pro Forma Financial Data.”

(2)	On a pro forma basis to give effect to the pending transaction to purchase the remaining interest in Psynova as if it had been completed on January 1, 2009, as more fully described in “Unaudited Pro Forma Financial Data.”

The following table presents a summary of our balance sheet as of March 31, 2010 on (i) an actual basis; (ii) a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of our Series A-1 preferred stock into an aggregate of          shares of our common stock immediately prior to the closing of this offering; and (iii) a pro forma as adjusted basis to give further effect to the sale of          shares of common stock at an assumed initial public offering price of $           per share, which is the midpoint of the price range listed on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below, which also gives effect to the filing of our amended and restated articles of incorporation, is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections entitled “Capitalization,” “Unaudited Pro Forma Financial Data,” “Selected Consolidated Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2010
	(In thousands)
			Pro Forma
	Actual	Pro Forma	as Adjusted
Consolidated Balance Sheet Data:

Cash and cash equivalents	5,045	5,045
Working capital	10,533	10,533
Total assets	51,345	51,345
Long-term debt, less current portion	13,642	13,642
Total liabilities	27,682	27,682
Series A-1 preferred stock	26,167	—
Total RBM stockholders’ equity (deficit)	(4,629)	21,538

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share, which is the midpoint of the price range listed on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of our common stock, in each case assuming the number of shares of our common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include as of March 31, 2010:

•	200,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $9.00 per share;

•	796,950 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.17 per share;

•	23,799 shares of common stock reserved for future issuance under our 2007 Long Term Incentive Plan;

•	2,200,000 shares of common stock reserved for future issuance under our 2010 Long Term Incentive Plan; and

•	any shares of common stock issued in connection with our acquisition of the remaining 22.4% interest in Psynova. See “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.”

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our VeriPsych test is the first blood-based test to aid in the diagnosis of mental illness, including schizophrenia, and we cannot assure you that the product will achieve any market acceptance by the psychiatric community, patients or payors.

There is currently no established market for blood-based psychiatric diagnostic testing products and services. Psychiatric protocols, including those in the Diagnostic and Statistical Manual of Mental Disorders, 4th Edition, a guide to psychiatric diagnosis published by the American Psychiatric Association, or DSM IV, have not contemplated the use of blood-based testing to aid in the diagnosis of psychiatric disorders. Psychiatrists may be hesitant to accept that the diagnosis of mental illness can be aided by a blood-based test. Further, many psychiatrists may be hesitant to employ blood-based tests in their practice to assist in the positive diagnosis of mental illness. We will need to make significant investments to educate the psychiatric community not only about the benefits of our VeriPsych test, but also about how to properly use the test, interpret its results and incorporate the results into the diagnosis of mental illness. Given that our VeriPsych test represents a potentially significant shift in the diagnosis of mental illness, the circulation of any negative reports or dissatisfaction regarding the test in the medical community could have a material adverse effect on psychiatrist and patient acceptance of our VeriPsych test as well as of our future molecular diagnostic tests.

Psychiatrists, patients and payors also may be highly sensitive to reimbursement rates for our VeriPsych test as well as related billing and collection matters. Potential patients may not have health insurance or may not have health insurance with benefits sufficient to pay for our VeriPsych test.

We have developed our VeriPsych test as an LDT, for which FDA approval is not currently required if conducted in our CLIA-certified laboratory. Despite the fact that FDA approval is not currently required, physicians may view the lack of FDA approval as a negative factor in deciding whether to use this test.

The successful launch of our VeriPsych test depends on our ability to leverage the credibility of major psychiatric centers and thought-leaders in the psychiatric community to promote adoption and expanded use of our VeriPsych test as an aid in the diagnosis and treatment of mental illness.

Because our VeriPsych test is a novel diagnostic tool, our sales and marketing plan for the product may not be successful. In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatric centers and have subsequently begun marketing our VeriPsych test to selected psychiatric group practices. We intend to use our early experience with these psychiatric centers and group practices to refine the process by which psychiatrists order and use the results of our VeriPsych test, and the manner in which the results of the tests are reported. We expect that this limited initial launch will assist in the broader launch of our VeriPsych test in the second half of 2010. We cannot assure you that psychiatrists at these centers and group practices will use and interpret our VeriPsych test correctly or be satisfied with the results that our VeriPsych test provides to aid in the diagnosis of recent-onset schizophrenia. If these psychiatrists are not satisfied with our VeriPsych test, we may not be able to successfully launch the product to the broader psychiatric community, which could materially adversely affect our business, financial condition and results of operations.

The successful launch of our VeriPsych test will also depend on our ability to convince mental health advocacy groups as well as thought-leaders in the psychiatric community of the benefits and uses of our VeriPsych test. We cannot assure you that we will effectively convince these advocacy groups and thought-leaders of such benefits and uses or that we will obtain their support. Further, we will not be able to control the message that these mental health advocacy groups and thought-leaders communicate about our VeriPsych test. Any dissatisfaction, or failure to effectively communicate satisfaction, with our VeriPsych test by such advocacy groups and thought-leaders could materially adversely affect the broader launch of the product and could materially adversely affect our business, financial condition and results of operations.

We intend to obtain public validation of our VeriPsych test through articles in peer-reviewed journals. We cannot assure you that data about our VeriPsych test will ever be published, will be favorable, or that such peer-reviewed journal publications will be convincing to psychiatrists. Some psychiatrists may require the validation of our VeriPsych test in one or more peer-reviewed journal publications before ordering the test. If we fail to obtain such peer-reviewed journal publications, our VeriPsych test might not be broadly adopted.

Moreover, the American Medical Association, or AMA, generally requires several validating peer-reviewed articles before considering a new Current Procedural Terminology, or CPT, code for a new laboratory test. If we seek a CPT code for our test but fail to obtain one because of the lack of peer-reviewed articles, reimbursement for the test would be more difficult.

We have limited experience in marketing, selling and providing customer support for, our VeriPsych test and may be unable to successfully market, sell or support it.

We have limited marketing, sales and customer support experience with respect to our molecular diagnostic tests and services. As of May 5, 2010, our molecular diagnostic sales and marketing team consisted of three employees. We expect to grow this sales and marketing force to 10 employees by the second half of 2010 in connection with the broader commercial launch of our VeriPsych test. Our ability to achieve profitability from our molecular diagnostic tests depends on attracting customers and educating them about the benefits of our tests. To successfully perform sales, marketing and customer support functions, we must:

•	attract and retain the skilled sales force, marketing staff and support team necessary to commercialize and gain market acceptance;

•	identify and penetrate the potential customer base; and

•	educate customers in how to use our molecular diagnostic tests.

We may utilize outside marketing consultants, as we have done with our pharmaceutical testing products and services, to assist in marketing our molecular diagnostic tests. In addition, we expect to engage third parties to help us market and sell any molecular diagnostic indications targeting primary care physicians. If our sales and marketing efforts, or those of any third-party that we retain, are not successful, our molecular diagnostic tests may not gain market acceptance, which would have a material adverse effect on our business, financial condition and results of operations.

We intend to rely on third-party billing for our molecular diagnostic tests. We cannot guarantee that these third parties will bill accurately and timely enough or submit applications on our behalf with enough insurers to allow us to maximize profits.

We have engaged a third party to handle billing and collection matters relating to our molecular diagnostic tests. Billing for diagnostic tests can be extremely complicated. Depending on the billing arrangement and applicable law, we must bill various payors, such as insurance companies, Medicare, Medicaid, physicians, hospitals, employer groups, community entities or foundations, managed care programs and patients, all of which have different billing requirements. We have limited experience in billing and collecting from healthcare payors, and so we will be entirely dependent on the skills and actions of this billing agent. We cannot assure you that our third-party biller will bill and collect for our molecular diagnostic tests in a timely and accurate manner or be successful in implementing strategies to collect fees from third-party payors. Delays and other billing and collection problems may require us to take significant write-offs. Any failure by this third-party biller to bill and collect in a timely and accurate manner or to submit applications on our behalf with insurance providers or any change to a different third-party biller, which could cause delays in billing, could have a material adverse effect on our financial condition and results of operations and could expose us to potential liability.

We may decide in the future to conduct our own billing and collecting. We have no experience in billing and collecting for our molecular diagnostic tests. Accordingly, we would need to build an internal billing and collection infrastructure, which could be a lengthy and expensive process. We cannot assure you that we would be able to bill and collect for our molecular diagnostic tests in a timely and accurate manner.

If payors do not reimburse us or our customers adequately or at all for the use of our VeriPsych test or other molecular diagnostic tests that may be developed in the future, our financial condition and results of operations will be materially adversely affected.

We and substantially all of our potential customers depend on third-party reimbursement for healthcare services. Reimbursement is provided by payors such as Medicare, Medicaid, private insurance plans, hospitals, employer groups, community entities or foundations and managed care programs. Payors may deny reimbursement if they determine that our molecular diagnostic tests are not clinically effective or appropriate, were not used in accordance with cost-effective treatment methods as determined by the payor, or were used for an unapproved indication. As sales of our VeriPsych test increase, payors may be increasingly likely to make any of these determinations, which could affect reimbursement rates or whether we or our customers are reimbursed at all. Our VeriPsych test is a novel molecular diagnostic test and, to our knowledge, no other blood-based test exists to aid in the diagnosis of mental illness. Therefore, payors may determine that our VeriPsych test is experimental and refuse to reimburse us or our customers for its use. Because each payor individually approves each claim for payment or reimbursement, obtaining these approvals can be a time-consuming and costly process. Claims for our VeriPsych test cannot currently be processed using the payors’ automated claims processing systems, so claims for our test will need to be submitted manually and examined individually. In addition, with each claim we will need to submit clinical support documentation for the medical necessity of certain of the assays included in the test panel. Submitting claims for our VeriPsych test manually will add to our costs and will likely result in greater payor scrutiny, initial rejections and delays in claims approval and payment. We expect that we will need to work with payors individually to establish the necessary documentation required for claims processing and payment. It may be difficult or impossible for us to achieve an automated claims processing routine. Moreover, this individualized process or any action by the government negatively affecting payment for or reimbursement of our molecular diagnostic tests can delay the market acceptance of new molecular diagnostic tests and may have a material adverse effect on our business, financial condition and results of operations.

In the United States, the AMA assigns specific CPT codes, which are a medical nomenclature used to report medical procedures and services under public and private health insurance plans. Once a CPT code is established, the Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules under Medicaid and Medicare, and private payors establish rates and coverage rules independently. We cannot guarantee that our VeriPsych test will continue to be covered by existing CPT codes or will be approved for reimbursement by Medicare and Medicaid or private payors. Additionally, any or all of our molecular diagnostic tests developed in the future may not be approved for reimbursement.

If we are forced to contract with payors to be an in-network provider, we may not achieve maximum revenues from our molecular diagnostic tests, but if we remain an out-of-network provider, we may not be able to collect fully from payors and patients.

Unless we enter into a contract with a payor, the payor will consider us an out-of-network provider. At the outset of the commercialization of our VeriPsych test, we do not intend to enter into contracts with any payors and we may never do so. Use of an out-of-network provider typically results in greater coinsurance or co-payment requirements for the patient. In addition, a higher coinsurance or co-payment requirement could dissuade psychiatrists and their patients from using our VeriPsych test.

While agreeing to contract with a payor can increase the certainty of some payment, should we enter into a contract to become an in-network provider for the molecular diagnostic tests we provide, the resulting contract may contain pricing and other terms that are materially less favorable to us than the terms under which we expect to operate. As our revenues from a particular payor grow, there is heightened risk that such payor will insist that we enter into contractual arrangements with them that contain such terms. If we refuse to enter into a contract with such a payor, they may refuse to cover and reimburse for our products at all, which may lead to a decrease in case volume and a corresponding decrease in our revenues and earnings.

Healthcare reform legislation could adversely affect our financial condition and results of operations.

There are a number of initiatives on the federal and state levels for comprehensive reforms affecting the payment for, the availability of, and the reimbursement for healthcare services in the United States. These initiatives range from proposals to fundamentally change federal and state healthcare reimbursement programs, including providing comprehensive healthcare coverage to the public under government funded programs, to minor modifications of existing programs. Government payors, such as Medicare and Medicaid, as well as private payors, have increased their efforts to control the cost, utilization and delivery of healthcare services. Such cost containment measures and healthcare reforms could adversely affect our ability to sell our products and services and could adversely affect our revenues. The ultimate content or timing of any future healthcare reform legislation, and its impact on us, is impossible to predict. If significant reforms are made to the healthcare system in the United States, or in other jurisdictions, those reforms may have an adverse effect on our financial condition and results of operations.

The loss of the licenses granted under a framework agreement between Psynova, our 77.6%-owned subsidiary, and Cambridge with respect to two patent applications directed to the biomarker panel being commercialized in our VeriPsych test could materially adversely affect our ability to commercialize our VeriPsych test. Additionally, any failure of Psynova to exercise its rights under the framework agreement could result in our being unable to use future Cambridge intellectual property.

Cambridge Enterprise Limited, a company wholly owned by The Chancellor, Masters and Scholars of the University of Cambridge, which we collectively refer to as Cambridge, owns intellectual property related to our VeriPsych test. Psynova, our 77.6%-owned subsidiary, has certain rights to this intellectual property from Cambridge pursuant to a framework agreement and related licenses. From Psynova, we sublicense rights to the Cambridge intellectual property for purposes of development and commercialization of molecular diagnostic tests. For more information on the framework agreement, please see “Business—Our, Psynova and Cambridge University’s Relationship.” Of the intellectual property licensed by Psynova from Cambridge, two separate exclusive patent and non-exclusive know-how license agreements provide rights to two patent applications owned by Cambridge directed to the biomarker panel being commercialized in our VeriPsych test. Psynova is required to notify Cambridge of certain matters relating to the commercialization of these two patent applications, and any failure to so notify could allow Cambridge to claim that Psynova breached its due diligence obligations under the license agreements and to seek to terminate the agreements. If these licenses are terminated, our ability to commercialize our VeriPsych test could be materially adversely affected and we could be required to develop a new and different biomarker panel, which would require us to spend considerable time and money to complete the necessary research, development, validation and commercialization of such biomarker panel, which efforts might be unsuccessful, and would be distracting to management and key personnel.

Other intellectual property licensed from Cambridge may be necessary to develop and commercialize future molecular diagnostic tests that we may pursue, including additional indications of our VeriPsych test. The framework agreement between Psynova and Cambridge expires in March 2011. When the framework agreement between Psynova and Cambridge expires, Psynova’s access, and therefore our access, to any future unlicensed intellectual property from Cambridge will be terminated. Psynova is not our wholly owned subsidiary and we do not hold a majority position on their board of directors and therefore we do not exercise complete control over Psynova. As a result, we cannot guarantee that Psynova will be vigilant in exercising its rights under the framework agreement to take an option and exercise any option to license future intellectual property from Cambridge. If Psynova fails to timely exercise its rights to take or exercise an option in the future, we could lose the ability to use future intellectual property developed by Cambridge.

Additionally, the license agreements between Psynova and Cambridge permit Cambridge to continue using any intellectual property licensed to Psynova for academic purposes and to publish information about the licensed intellectual property for academic purposes. We cannot guarantee that, in the course of any such use or publication, sensitive information about the intellectual property that was used in the development of our VeriPsych test or any future molecular diagnostic tests will not be made public. Any public disclosure of sensitive information could impair our ability to prevent competitors from developing similar or superior products.

We sublicense the intellectual property related to our VeriPsych test from Psynova. Any disruption in our rights to such intellectual property could materially adversely affect our ability to commercialize our VeriPsych test and to develop and validate our VeriPsych test for additional indications.

We and Psynova are parties to a co-development and commercialization agreement, under which we have exclusively licensed from Psynova certain intellectual property including two patent applications owned by Cambridge directed to the biomarker panel being commercialized in our VeriPsych test, with the right to commercialize such intellectual property in the area of schizophrenia. If this co-development and commercialization agreement is terminated due to our breach, all of our rights, including our rights to the two patent applications owned by Cambridge, would terminate. And this could have a material adverse effect on our VeriPsych test. In that event, we could be required to develop a new and different biomarker panel, which would require us to spend considerable time and money to complete the necessary research, development, validation and commercialization of such biomarker panel, which efforts might be unsuccessful, and in any event would be distracting to management and key personnel. In addition, all of our rights to any other intellectual property licensed from Psynova, including Cambridge intellectual property sublicensed to us, would also terminate, which could materially and adversely affect our ability to develop and validate our VeriPsych test for additional indications or develop and validate future molecular diagnostic tests.

Under our co-development and commercialization agreement with Psynova, we have a right of first refusal and last right of negotiation to take licenses and commercialize products and tests developed by Psynova in other psychiatric indications. We have not entered into any definitive commercialization agreement with respect to these products or tests, and such an agreement may not be available to us on commercially reasonable terms, if at all. If we do not enter into a commercialization agreement with Psynova with respect to a future product or test, a third party may be granted rights to and we could be precluded from commercializing such product or test.

Our ability to continue to develop molecular diagnostic tests is dependent on access to patient samples provided by third parties. Our failure to continue to have access to sufficient numbers of samples may impact our ability to develop molecular diagnostic testing products and services in the future.

Our future growth in the development of new molecular diagnostic tests, including additional indications for our VeriPsych test, will depend, in part, on our ability to have access to patient samples for specific indications. Historically, these patient samples have been acquired from third parties or have been provided by our pharmaceutical testing services customers and our molecular diagnostic collaborators. We may lose access to patient samples provided to us by our customers, or have that access limited, because customers decrease the number of, or contractually limit our use of, patient samples they provide, or due to changes in privacy laws governing the use and disclosure of medical information. In addition, we may be forced to actively pursue patient samples from sources other than our existing customers and collaborators for diagnostic testing indications we pursue, which could be expensive and time consuming. If we fail to secure and maintain a supply of patient samples for any of the above reasons, our development of molecular diagnostic tests may be slowed or halted, which could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on Luminex for our multiplexed testing services platform, and the loss of access to such technology could materially adversely affect our revenues and results of operations.

We rely on the Luminex xMAP technology platform in our pharmaceutical testing products and services and molecular diagnostic tests. Any loss of access to the Luminex technology platform or problems with our relationship with Luminex, or internal interruptions or problems at Luminex, could interfere with our ability to provide services to our customers. These difficulties could reduce sales of our products, decrease our competitive market position, increase our costs or cause production delays, all of which could damage our reputation and negatively impact our ability to generate the cash flows necessary for our survival.

We may be required, or may elect in the future, to use a technology platform other than the Luminex platform for our laboratory testing services. Transitioning to a new testing platform would require us to spend considerable time and money to successfully complete the necessary validation studies, and would be distracting to management and key personnel. If we cannot efficiently transition to a new testing platform, we may suffer significant business disruptions, which could result in loss of revenue.

If we fail to develop additional indications for our VeriPsych test or new molecular diagnostic tests, discover novel biomarker patterns, or develop new immunoassays, our future growth may be materially adversely affected.

We have begun clinical trials for additional psychiatric indications for our VeriPsych test. These trials may demonstrate that our VeriPsych test is not clinically useful with respect to these additional indications and we may not be able to commercialize this product for any additional indications. We intend to invest substantially in the continued development, marketing and selling of our VeriPsych test. We cannot assure you that these investments will be successful. Any failure in the continued development, marketing and selling of our VeriPsych test could have a material adverse effect on our growth, business, financial condition, results of operations and cash flows.

In addition, we intend to continue to develop new molecular diagnostic tests, identify novel biomarker patterns, and develop new immunoassays. We cannot assure you that we will be able to develop any additional molecular diagnostic tests, identify any novel biomarker patterns, or develop new immunoassays in a timely manner or at all. This could have a material adverse effect on our future growth, financial condition and results of operations.

Our pharmaceutical testing services customers may reduce the amount of testing they conduct through us.

Currently, approximately 80% of our revenue is derived from our laboratory testing services. If global economic conditions decline, there is a change in the regulatory environment or intellectual property law, or our pharmaceutical testing services customers consolidate, our customers may divert resources from testing, resulting in a reduced demand for our laboratory testing services. Alternatively, customers may decide to perform their own laboratory testing services in-house. The Luminex xMAP technology platform that we use as well as other single and multiplex bioassay technology platforms may be purchased for in-house use by any of our customers. A reduction in the amount of this testing that our pharmaceutical testing services customers conduct through us could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive business environment.

The molecular diagnostics industry and testing services industry are each highly competitive. These industries continue to expand, and an increasing number of competitors and potential competitors are entering our markets. Many of these competitors and potential competitors have substantially greater financial, technological, managerial, and research and development resources than we do. In addition, we expect that our molecular diagnostic tests under development, when commercialized, will compete with product offerings from competitors, potentially including large and well-established companies that have greater marketing and sales experience and capabilities than we do.

Technological developments by our competitors in both the molecular diagnostics and pharmaceutical testing industries could reduce demand for our products and services or render our products and services obsolete. The pharmaceutical testing industry is characterized by advancing technology that may enable clinical laboratories, hospitals, physicians, or other medical providers to perform laboratory testing services similar to or better than ours in a more efficient or cost-effective manner than is currently possible. The molecular diagnostics industry is similarly characterized by advancing technology that may enable potential competitors to develop and commercialize molecular diagnostic tests similar to or better than ours in a more efficient or cost-effective manner than is currently possible. If these or other advances in technology result in decreased demand for or render obsolete our laboratory testing services or molecular diagnostic tests, or we are unable to compete successfully, our financial condition and results of operations would be materially adversely affected.

We may no longer be able to depend on third parties to fund research and development costs related to assay development in our pharmaceutical testing products and services.

Historically, we have relied substantially on third-party sources to fund our assay-development research and development costs. Our customers and third-party collaborators have paid us to develop new biomarker immunoassays which may then be offered to our other customers or become part of our biomarker assay panels. Customers and collaborators may decide in the future not to fund these research and development costs. Further, we may elect to pursue initiatives that are not funded by customers and collaborators, which would require us to fund our research and development costs internally. This could result in a substantial increase in our research and development expense, which would have a material adverse effect on our business, financial condition and results of operations.

We currently rely on third parties to manufacture and supply certain materials for our business.

We rely on third parties to manufacture all of our laboratory instruments and equipment, including the Luminex technology platform, and to manufacture and to supply all of our materials, including certain reagents that we need to conduct our laboratory testing. For example, we rely on a single third-party supplier to provide a significant amount of the reagents we need to perform our laboratory testing services. In addition, we rely on a variety of suppliers for certain laboratory materials and some of the laboratory equipment with which we perform our molecular diagnostic tests.

If any of our third-party suppliers were to become unwilling or unable to provide these materials in required quantities or on our required timelines, we would need to identify acceptable replacement sources. We may not be able to identify and contract with acceptable replacement sources on a timely basis or on acceptable terms or at all. Further, we may become involved in disputes with our third-party manufacturers or suppliers or we may become party to disputes between these manufacturers or suppliers and other parties, which could be expensive and time consuming. Delays or difficulties experienced with any of our third-party manufacturers or suppliers would have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party service providers for various aspects of our pharmaceutical testing products and services, and we intend to rely on third-party service providers to deliver patient samples for our molecular diagnostic tests.

We rely on a third party to distribute our Multiplexed Immunoassay Kits, which we sell as one of our pharmaceutical testing products. We also intend to rely on third-party service providers to deliver patient samples for our VeriPsych test as well as other future molecular diagnostic tests, for our laboratory testing and for distribution of our other products.

If any of our third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter business disruptions at their facilities, we would need to identify alternative providers and our ability to provide molecular diagnostic tests and laboratory testing services to our customers in a timely and efficient manner would be significantly impaired. We may not be able to identify and contract with acceptable replacement service providers on a timely basis or on acceptable terms or at all. Further, we may become involved in disputes involving our third-party service providers, which could be expensive and time consuming. Delays or difficulties experienced with any of our third-party service providers would have a material adverse effect on our business, financial condition, and results of operations.

Substantially all of our pharmaceutical testing services are performed, and all of our molecular diagnostic tests will be performed, at a single laboratory and, if our facility is affected by man-made or natural disasters, our business could be materially adversely affected.

We currently perform all of our pharmaceutical testing services, and we intend to conduct our VeriPsych test as well as any future diagnostic tests, in the laboratory located in our principal offices in Austin, Texas. Despite precautions taken by us, any future natural or man-made disaster at this laboratory, such as a fire, earthquake or terrorist activity, could cause substantial delays in our operations, damage or destroy our equipment, biological samples, reagents and other inventory or cause us to incur additional expenses. In the event of an extended shutdown of this laboratory, or a serious malfunction of the automated testing processes we have in place at this laboratory, we may be unable to perform our testing services in a timely manner or at all and therefore would be unable to operate our business in a commercially competitive manner. There is no assurance that we could recover quickly from a serious natural or man-made disaster or that we would not permanently lose customers as a result of any such business interruption. In the event that a man-made or natural disaster results in the total shut down of our laboratory, we would have to establish a new facility to conduct our laboratory testing services. In order to establish such a laboratory facility, we would have to spend considerable time and money securing adequate space, constructing the facility and establishing the infrastructure necessary to support the facility. Additionally, any new laboratory opened by us in a different location would have to obtain a new certification under the CLIA and licensure by various states, which would take a significant amount of time and would result in delays in our ability to begin operations. This could have a material adverse effect on our business, financial condition, and results of operations. Even though we carry business interruption insurance, this insurance may not compensate us fully from any loss we may incur relating to these interruptions.

Failure in our information systems, telephone or other systems could disrupt our operations and have a material adverse effect on our business.

Information systems and telephone systems are used extensively in virtually all aspects of our business, including laboratory testing, sales, billing, customer service, logistics and management of biomarker data. Our management relies on our information systems because:

•	samples must be received, tracked, and processed on a timely basis, and patient samples related to our diagnostic tests require individual sample identification and tracking;

•	test results must be monitored and reported on a timely basis; and

•	proper recordkeeping is required for operating our business, managing employee compensation and other personnel matters.

Our success depends, in part, on the continued and uninterrupted performance of our information systems, telephone and other systems, including our software and operating systems, which are vulnerable to damage from a variety of sources, including telecommunications or network failures, computer viruses, natural disasters and physical or electronic break-ins. With the expected commercialization of our VeriPsych test, we are vulnerable to theft of patient information, which could result in violations of federal and state privacy laws. Sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner or that cause us to lose patient information could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to maintain our current insurance policies covering our business, assets, directors and officers, product liability and professional liability claims, and we may not be able to obtain new policies in the future.

We currently maintain property, product liability, professional liability, business interruption, directors’ and officers’, and general liability insurance. Unanticipated additional insurance costs could have a material adverse effect on our results of operations and cash flows. We expect that our insurance costs will increase due to changes that often occur in the insurance markets from time to time. There can be no assurance that we will be able to maintain our existing insurance policies or obtain new policies in meaningful amounts or at a reasonable cost. Any failure to obtain or maintain any necessary insurance coverage could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Misdiagnosis of mental illness can result in harm to a mentally ill patient or in the mentally ill patient causing harm to others. If any such misdiagnosis can be linked to a failure of our VeriPsych test, we could be exposed to significant liability.

Inappropriate medication administered to a patient with schizophrenia, bipolar disorder or major depressive disorder may lead to severe adverse reactions and may be ineffective at limiting psychotic episodes. If a misdiagnosis of such a mentally ill patient can be linked to the failure of our VeriPsych test, or if a psychiatrist incorrectly uses or interprets the results from our VeriPsych test, we could potentially be held liable for the results of any severe adverse reactions that may occur. While we currently maintain insurance for such potential liability, we cannot assure you that this insurance will cover our exposure. A judgment against us in a sum significantly above the level of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, negative publicity surrounding such a trial and judgment would have a material adverse effect on our reputation and ability to continue to market and sell our VeriPsych test as well as future molecular diagnostic tests.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our success depends on our continued ability to attract, retain and motivate highly-qualified management, business development, sales and marketing, and laboratory personnel. We may not be able to recruit and retain qualified personnel in the future, and the failure to do so could have a significant negative impact on our future revenues and results of operations.

Our operations in the United Kingdom and Germany expose us to the risks of conducting business internationally.

Our international operations could be affected by changes in laws, trade regulations, labor and employment regulations, and procedures and actions affecting approval, production, pricing, reimbursement and marketing of products, as well as by inter-governmental disputes. Any of these changes could adversely affect our business.

Risks Related to Regulatory Matters

The loss or suspension of a license, especially our CLIA license, or the imposition of a fine or penalties under, or future changes in, federal or state laws and regulations could have a material adverse effect on our business.

The clinical laboratory testing industry is subject to extensive regulation. CLIA, which is implemented and enforced by CMS extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. Our laboratory is currently CLIA-certified. If we fail to comply with CLIA requirements, our license could be suspended or revoked, or our licensed operations could be limited. We could also become subject to significant fines and/or criminal penalties

Our operations are also regulated under state law. We cannot assure you that we will obtain or maintain any required state licenses. Before we can accept specimens for our molecular diagnostic tests from New York, we will need to obtain a license. Failure to obtain required licenses could jeopardize our ability to launch and commercialize molecular diagnostic tests in New York. In some cases, compliance with such federal or state standards is verified by periodic inspections and may require participation in proficiency testing programs. We cannot assure you that our facility will pass all future inspections conducted to ensure compliance with federal or any other applicable licensing or certification laws. We may need to incur substantial expenditures on an ongoing basis to ensure that we comply with existing regulations and to bring us into compliance with newly-instituted regulations.

We cannot assure you that applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect our business. Potential sanctions for violation of these statutes and regulations include significant fines and the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on our business. In addition, compliance with future legislation or regulations could impose additional requirements on us which may be costly and difficult to implement.

Finalization of the FDA draft guidance concerning IVDMIAs or the determination that our VeriPsych test is not a laboratory-developed test could lead to increased costs and delays in introducing our molecular diagnostic tests.

The FDA regulates instruments, test kits, reagents and other devices used to perform diagnostic testing by clinical laboratories. Currently, the FDA does not exercise regulatory authority over laboratory-developed tests such as our VeriPsych test. However, since 2006, the FDA has been considering extending its regulatory authority to cover one category of such tests as in vitro diagnostic test systems (i.e., as medical devices). The FDA calls this category of laboratory-developed tests “In Vitro Diagnostic Multivariate Index Assays,” or IVDMIAs. In 2006, the FDA issued a draft guidance document on how it would define and regulate IVDMIAs. The FDA has proposed that IVDMIA’s be regulated as medical devices. Our VeriPsych test fell under the proposed definition of an IVDMIA. The FDA received numerous comments in response to the original IVDMIA proposal. In 2007, the FDA issued a revised IVDMIA draft guidance. Our VeriPsych test would be regulated as a device under the 2007 version of the guidance document. The FDA received a number of comments to this version of the guidance document requesting further modification. It is not known what changes, if any, the FDA has made to the guidance document or whether the guidance document will be issued in final. The 2007 version of the draft guidance included a “grandfather clause” that would permit laboratories that had already introduced an IVDMIA to continue to offer that IVDMIA, for a specified period, while preparing a marketing application and having it reviewed by the FDA. If a final IVDMIA guidance is released, it may not have a grandfather clause, we may not meet the terms of the grandfather clause, or we may not be able to obtain clearance or approval before the grandfather clause expires. For more information on other possible regulatory oversight of laboratory-developed tests, please see “Business—Regulatory Compliance—Food and Drug Administration.”

We collaborated with Psynova to develop our VeriPsych test. While the FDA’s current position is that it will exercise enforcement discretion and not regulate laboratory-developed tests, the FDA has questioned whether some tests offered by laboratories were tests developed by that laboratory. If the FDA concludes that a test is not a laboratory-developed test, the FDA may regulate that test as a device and require clearance or approval. The FDA has not issued any criteria indicating how the FDA will evaluate whether a test is a laboratory-developed test or what role, if any, collaborative developmental work might play in that evaluation. If the FDA were to conclude that our VeriPsych test is not a laboratory-developed test, we could be subject to the regulatory requirements applicable to medical device manufacturers.

The FDA requires the clearance or approval of new medical devices. These requirements include registering the manufacturer with the FDA, listing the device, complying with the Quality System Regulation, or QSR, establishing procedures for the submission of medical device reports upon learning of certain types of malfunctions or adverse events, and submitting these reports to the FDA as required, reporting corrections and removals to the FDA, adherence to the FDA’s labeling requirements, and other provisions. The QSR comprehensively regulates the manufacture of medical devices, including training, record-keeping, documentation, complaint handling, and management review. These requirements would be in addition to and, in some instances, different from, the requirements applicable to a laboratory under CLIA. To determine compliance with applicable law, the FDA has a program for inspecting device manufacturers. The FDA also receives information regarding compliance issues from other sources, such as competitors, physicians, and consumers.

Another requirement applicable to medical devices is that they be cleared or approved before being offered for sale in the U.S. The FDA may require a company to discontinue offering a medical device that is being sold if the FDA believes the offering of that device is unlawful. Obtaining the requisite clearance or approval requires the submission to the FDA of a marketing application containing a substantial amount of data. FDA regulation of laboratory-developed tests or increased regulation of the various medical devices used in laboratory-developed testing would lead to an increased regulatory burden and additional costs and delays in introducing new tests. If we cannot obtain such FDA clearance or approval in a timely manner or at all, we may have to stop marketing and selling diagnostic tests that we have already commercialized and we may not be able to commercialize tests that are under development, which would materially adversely affect our business, financial condition and results of operations.

The FDA regulates promotional activities. Medical devices must be promoted and advertised in accordance with the labeling cleared or approved by the FDA. The promotion of a device for uses outside the labeling is considered “off-label” promotion. The FDA reviews promotional materials distributed by device companies for compliance with applicable laws.

The FDA can take enforcement action against a device company that has promoted its device for violation of the FDA’s requirements, including the requirement to obtain approval or clearance or marketing the device for off-label uses. The FDA can also take enforcement action for violations of other regulatory provisions. These enforcement actions can include a warning letter, civil penalties, seizure of the product, detention, an injunction, or criminal prosecution. If the FDA determines that we are a medical device manufacturer and that we have not complied with the regulatory requirements we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management’s attention could be diverted and our reputation could be damaged.

Compliance with the HIPAA security regulations and privacy regulations may increase our costs.

We are subject to regulation under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and rules promulgated by the U.S. Department of Health and Human Services thereunder. The HIPAA privacy and security regulations establish comprehensive federal standards with respect to the uses and disclosures of protected health information by health plans, healthcare providers and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and availability of protected health information. The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of protected health information, including potential civil and criminal fines and penalties. Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information. Our failure to maintain compliance or changes in state or federal laws regarding privacy could result in civil or criminal penalties and could have a material adverse effect on our business.

The HIPAA transaction standards are complex and subject to differences in interpretation by payors. For instance, some payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of HIPAA transaction standards by payors or our inability to obtain certain billing information that may not be provided to us by physicians, we could face increased costs and complexity, a temporary delay in collecting our accounts receivable and ongoing reductions in reimbursements and net revenues. In addition, requirements for additional standard transactions, such as claims attachments or use of a national provider identifier, could prove technically difficult, time-consuming or expensive to implement, all of which could have a material adverse effect on our business, financial condition and results of operations. For more information about HIPAA, please see “Business—Regulatory Compliance—Health Insurance Portability and Accountability Act.”

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the False Claims Act, and other similar federal and state laws governing healthcare fraud and abuse under government payment programs, we could face substantial penalties and possible exclusion from governmental payors which may result in a material adverse effect on our business.

The federal healthcare program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. Federal false claims laws prohibit any person from knowingly presenting or causing to be presented a false claim for payment to the federal government, or knowingly making or causing to be made a false statement to get a false claim paid. Under another federal statute, known as the Stark Law or “self-referral” prohibition, physicians who have an investment or compensation relationship with an entity may not refer Medicare patients for designated health services, which include clinical laboratory services, regardless of the intent of the parties, unless an exception applies. There also are numerous other federal healthcare laws that may be applicable to federally financed healthcare programs, and private payors as well, and laws enacted at the state level that affect the provision of healthcare services, such as laboratory services.

The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the general fraud and abuse laws including, but not limited to, the federal Anti-Kickback Statute, the Stark Law and the federal False Claims Act. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area. We are subject to these increased enforcement activities and may be subject to specific subpoenas and requests for information.

Because of the breadth of these laws, the narrowness of applicable safe harbors and exceptions, and the recent increase in enforcement resources and increased scrutiny, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge, regardless of the outcome, could have a material adverse effect on our business, business relationships, reputation, financial condition and results of operations. If our operations are found to be in violation of any of the laws described above or any of the many other federal and state laws that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal healthcare programs such as Medicare and Medicaid, or loss of CLIA licensure. Any penalties, damages, fines, curtailment or restructuring of our operations or exclusion from participation in federal healthcare programs or loss of licensure could harm our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Our business involves biomedical waste and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of biomedical waste. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail our use of these materials and/or interrupt our business operations. We also cannot assure you that our existing insurance policy would be sufficient to cover any claims. Any substantial unexpected costs we may incur could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with environmental, health and safety laws and regulations, including the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, may result in fines and penalties and loss of licensure, which could have a material adverse effect on our business.

Our laboratory is subject to applicable federal and state laws and regulations relating to biohazard disposal of all laboratory specimens, and we utilize outside vendors for disposal of such specimens. In addition, the federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace. Failure to comply with federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions which would have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us, which may be costly.

Risks Related to Intellectual Property

Our VeriPsych test is not protected by any issued patents.

You should not rely on our patent rights to provide any competitive advantage for us. Our VeriPsych test and other molecular diagnostic tests under development are not currently protected by issued patents. We have filed patent applications relating to aspects of our technology but these applications provide us with no protection currently and may not be sufficient to preclude competitors from entering the market with identical technology even if our patent applications result in issued patents. We cannot guarantee that our patent applications will ever result in issued patents. If patents do not issue, we will not be able to preclude direct competitors from the market. We cannot assure you that our intellectual property rights are sufficient to prevent competitors from developing, commercializing and marketing molecular diagnostic tests similar to our VeriPsych test and our other molecular diagnostic tests currently under development, which could have a material adverse effect on our ability to compete in the molecular diagnostic testing market.

We rely on third-party license agreements for patents or applications and additional technology related to our products and services, and the termination of these agreements could delay or prevent us from being able to commercialize our products and services.

We depend on a number of licenses related to our products and services. We depend on a license from Luminex with respect to commercializing our products and services. Although this license is irrevocable, we could potentially lose access to the licensed intellectual property if we fail to meet our material obligations. Our business might also suffer if Luminex fails to abide by the terms of the license or fails to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid or to infringe the rights of third parties.

Under our co-development and commercialization agreement with Psynova, we have a license from Psynova, which is important to the development and commercialization of our VeriPsych test. For more information on the risks to our business related to this agreement with Psynova, please read “We sublicense the intellectual property related to our VeriPsych test from Psynova. Any disruption in our rights to such intellectual property could materially adversely affect our ability to commercialize our VeriPsych test and to develop and validate our VeriPsych test for additional indications.” The license from Psynova includes intellectual property rights that are in turn licensed to Psynova by Cambridge, including two patent applications directed to the biomarker panel being commercialized in our VeriPsych test. Psynova licenses these rights from Cambridge pursuant to a framework agreement and exclusive patent and non-exclusive know-how license agreements. For more information on the risks to our business related to the relationship between Psynova and Cambridge, please read “The loss of the licenses granted under a framework agreement between Psynova, our 77.6%-owned subsidiary, and Cambridge with respect to two patent applications directed to the biomarker panel being commercialized in our VeriPsych test could materially adversely affect our ability to commercialize our VeriPsych test. Additionally, any failure of Psynova to exercise its rights under the framework agreement could result in our being unable to use future Cambridge intellectual property.”

We may also need to license other technology or patents to commercialize future products, but such licenses may not be available to us on commercially reasonable terms, or at all. If any of our material licenses were to be terminated or if we were to be unable to license technology or patents necessary to commercialize future products, our business, financial condition and results of operation would be materially adversely affected.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use, or sell our products, which could have a material adverse effect on our business.

Our success is dependent in part on obtaining, maintaining and enforcing intellectual property rights, including patents. If we are unable to obtain, maintain and enforce intellectual property legal protection covering our products, others may be able to make, use or sell products that are substantially identical to ours, which would adversely affect our ability to compete in the market.

We seek to obtain patents and other intellectual property rights to restrict the ability of others to market products and services that compete with us. We have pending patent applications related to the use of biomarkers in molecular diagnostic testing for certain mental illnesses. These are patent applications either filed by RBM or licensed to RBM. Currently, our patent portfolio is comprised, on a worldwide basis, of 42 pending patent applications which we own directly or for which we are the licensee. There are no issued patents that cover our VeriPsych test, nor any that preclude a third party from making an identical test, or practicing an identical method.

Patents may not issue from any pending or future patent applications owned by or licensed to us, and moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable. Patent applications may not issue or future issued patents may be found invalid because of changes in the law. The Bilski case pending before the U.S. Supreme Court may cause the RBM patents to be invalid or applications to not issue. Also, even if any patents that are ultimately issued to us or to our licensors are determined by a court to be valid and enforceable, they may not be sufficiently broad to prevent others from marketing products similar to ours or designing around these patents, despite our patent rights and those of our licensors. Additionally, we may not be able to file patent applications related to some of our molecular diagnostic tests because such inventions are not sufficiently patentable.

Furthermore, we cannot be certain that we were the first to make the invention claimed in our U.S. issued patent or pending patent applications, or that we were the first to file for protection of the inventions claimed in our foreign pending patent applications. We may become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine our entitlement to our patent and patent application, and these proceedings may conclude that other patents or patent applications have priority over our patents or patent applications. It is also possible that a competitor may successfully challenge our patent or patent applications through various proceedings and those challenges may result in the elimination or narrowing of our patent or patent applications, and therefore reduce our patent protection. Accordingly, rights under our issued patent, patent applications or patents we may seek in the future may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes.

We have a number of foreign pending patent applications; however, even if we are issued patents in these foreign jurisdictions, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially materially adversely affected.

We may initiate litigation to enforce our patent rights, which may prompt our adversaries in such litigation to challenge the validity, scope or enforceability of our patent. Patent litigation is complex and often difficult and expensive, and would consume the time of our management and other significant resources. In addition, the outcome of patent litigation is uncertain. If a court decides that our patent or patents that may be issued to us in the future are not valid, not enforceable or of a limited scope, we may not have the right to stop others from using the subject matter covered by those patents.

If we cannot patent the intellectual property necessary for our VeriPsych test or if the intellectual property rights to our other molecular diagnostic test candidates is owned by a third party, we may be forced to license a right to use such intellectual property from this third party. We cannot assure you that we will ever be able to reach agreement on such an in-license or that any agreement we reach will be on commercially acceptable terms. If we cannot license the right to use important third-party intellectual property, we may not be able to continue marketing our VeriPsych test or to continue developing our other molecular diagnostic test candidates or continue conducting our lab testing services. Any disruption in our ability to continue these activities would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information and know-how, our competitors may use our technology to develop competing products.

We also rely on trade secrets to protect our products, technology and services, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets can be difficult to protect. While we use commercially reasonable efforts to protect our trade secrets, our licensors, employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose such trade secret information to third-parties and competitors. We attempt to protect our proprietary technology in large part by entering into confidentiality and non-disclosure agreements with our employees, consultants and other contractors. We cannot assure you, however, that these agreements will not be breached, that we will have adequate remedies for any breach or that competitors will not know of, or independently discover our trade secrets. We cannot assure you that others will not independently develop substantially equivalent proprietary information or be issued patents that may prevent the sale of our products, technologies, services or know-how or require licensing and the payment of significant fees or royalties by us in order to produce our products, technologies or services. Moreover, we cannot assure you that our technology does not infringe upon any valid claims of patents that other parties own. Enforcing a claim that a third-party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Our commercial success depends on our ability to operate without infringing the patents and other proprietary rights of third parties. There may be other patents or applications that relate to our products and technology of which we are not aware. We may unintentionally infringe upon valid patent rights of third parties. For instance, one of the biomarkers used in a MAP might be found to infringe upon the patents or proprietary rights of a third party. Although we are currently not involved in any litigation involving patents, a third-party patent holder could assert a claim of patent infringement against us in the future. Alternatively, we may initiate litigation against the third-party patent holder to request that a court declare that we are not infringing the third party’s patent and/or that the third party’s patent is invalid or unenforceable. If a claim of infringement is asserted against us and is successful, and therefore we are found to infringe, we could be required to pay damages for infringement, including treble damages if it is determined that we knew or became aware of such a patent and we failed to exercise due care in determining whether or not we infringed the patent. If, in the future, we supply infringing products to third-parties or license third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for damages they may be required to pay to the patent holder and for any losses they may sustain. We can also be prevented from selling or commercializing any of our products that use the infringing technology in the future, unless we obtain a license from such third-party. A license may not be available from such third-party on commercially reasonable terms, or at all. Any modification to include a non-infringing technology may not be possible or, if possible, may be difficult or time-consuming to develop, and require revalidation, which could delay our ability to commercialize our products.

Any infringement action asserted against us, even if we are ultimately successful in defending against such action, would likely harm our competitive position, be expensive and require the time and attention of our key management and technical personnel.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees or consultants were previously employed at universities or other academic institutions, or other diagnostic or biotechnology companies, including our current and potential competitors. Although we are not aware of any claims currently pending against us, we may be subject to claims that we or these employees or consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or both.

Claims may arise under our various contracts with pharmaceutical companies where we develop and use certain techniques and processes for biomarker detection, challenging our use of the same or similar techniques and processes in other contexts.

We perform laboratory services pursuant to various contracts with pharmaceutical companies where we develop and use certain techniques and processes for biomarker detection. Claims against us could arise under these contracts that dispute our use of the same or similar techniques and processes in other contexts. Under such circumstances, we may be forced to defend claims in court and we cannot assure you that we will be successful or that we will not lose the ability to use these techniques or processes. Regardless of the outcome, litigation against us or by us could disrupt or cause delays in our development and commercialization efforts, divert our management’s attention from our business and consume significant financial resources.

Risks Related to Our Finances and Capital Requirements

As we commercialize our VeriPsych test, we expect that we will incur operating losses.

In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatric centers and have subsequently begun marketing our VeriPsych test to selected psychiatric group practices. We plan a broader launch in the second half of 2010. We expect the expenses associated with commercially launching our first diagnostic test panel will cause us to incur operating losses for at least the next two years. We cannot assure you that we will return to profitability in the future.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our operating results will be affected by numerous factors, including:

•	sales and marketing and other expenses incurred in connection with the commercial launch of our VeriPsych test as well as future molecular diagnostic tests;

•	the pace of adoption of our VeriPsych test and future molecular diagnostic tests;

•	our success in establishing acceptable reimbursement rates for our VeriPsych test and any future molecular diagnostic tests and any related changes in third-party insurance coverage and reimbursement policies;

•	billing and collection for our VeriPsych test and future molecular diagnostic tests;

•	acquisitions and licensing of new products, technologies or businesses and any related impairments and write-downs of intangible or other assets;

•	expenditures incurred to acquire and promote additional products, technologies or businesses;

•	competitive pricing pressures and general economic and industry conditions which affect customer demand for our products and services;

•	the loss of a significant customer and a changing customer base;

•	the mix of products or services that we sell during any time period;

•	supply interruptions;

•	varying levels of research and development expenditures due to the timing of validation studies, clinical trials and related costs and the amount of research and development funded by third parties, among other factors;

•	expenditures as a result of legal actions and the outcome of any such legal action;

•	federal, state or international regulatory actions;

•	additions or departures of key personnel;

•	implementation of new or revised accounting or tax rules or policies; and

•	termination or expiration of, or the outcome of disputes relating to, patents, license agreements, trademarks and other rights.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

We may require additional funding, and our future access to capital is uncertain. Insufficient funds may limit our ability to develop and commercialize new products, services and technologies.

Our business can change unpredictably due to a variety of factors, including competition, regulation, legal proceedings or other events, which could impact our funding needs or our cash flow from operations or increase our required capital expenditures. In addition, our estimates of the funds necessary to develop and commercialize our VeriPsych test or other molecular diagnostic tests may be inaccurate or we may acquire products or other assets in the future, in each case which could require additional funds. Furthermore, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. We may seek the additional capital through public or private equity offerings, debt financings, and collaborative and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted and the terms may include liquidation or other preferences or rights that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products, or grant licenses on terms that are not favorable to us.

Adequate funds, whether through the financial markets or from other sources, may not be available when we need them or on terms acceptable to us. For example, the United States has recently experienced an economic recession, the long-term impact of which cannot be predicted. Furthermore, as a result of the recent volatility in domestic and international capital markets, the cost and availability of credit has been and may continue to be adversely affected as compared to its normal function. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Insufficient funds could cause us to delay, scale back or choose not to develop and commercialize new products and technologies, including molecular diagnostic tests.

Substantially all of our assets have been pledged to secure our revolving line of credit.

As of May 5, 2010, there was $3.5 million outstanding under our revolving line of credit. This indebtedness is secured by substantially all of our assets. In the event of a default under our senior indebtedness, the lender could foreclose against the assets securing such obligations. Under the revolving line of credit agreement, we will be deemed in default of the agreement if we default on our subordinated debt agreement or if there is a foreclosure on the pledge of the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC. Under our subordinated debt agreement, we may be deemed in default of the agreement if we default on our revolving line of credit agreement. The subordinated lender has agreed not to assert, collect, or enforce all, or any part of, the amounts due from us under the subordinated loan agreement without the prior written consent of the revolving line of credit lender. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

A substantial portion of our assets are long-lived assets subject to periodic impairment tests and potential write-downs.

A substantial portion of our assets are long-lived assets such as intellectual property and goodwill. We are required to periodically assess these assets for impairment by assessing whether current facts or circumstances indicate that their carrying values are recoverable. We assess goodwill for impairment using the two-step process. We estimate the fair value of our intangible assets by determining the undiscounted cash flows from such assets. To the extent the fair value of our intangible assets exceeds their carrying value, we are required to recognize a non-cash impairment charge in our results from operations. If the recent recession returns or the economy deteriorates, we may be required to incur impairments to our intangible assets or goodwill in the future, which could have a material adverse effect on our financial condition and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote additional time to new compliance standards.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote additional time to newly applicable compliance standards. As a public company, we will be subject to a variety of new rules and regulations, including those requiring periodic and current reporting, establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. These rules and regulations will increase our legal and financial compliance costs and will render some activities more time-consuming and costly.

The securities laws applicable to public companies will require, among other things, that we perform system and process evaluation and testing to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2011. This testing may reveal deficiencies in our internal controls. We recently have been upgrading our finance and accounting systems, procedures and controls and will continue to implement additional finance and accounting systems, procedures and controls as we expand our business and organization and to satisfy new reporting requirements. We expect to incur significant expense and devote substantial management effort towards ramping up our financial reporting and compliance capabilities to ensure compliance with such securities laws. If after this offering we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or SEC, or other regulatory authorities, which would require additional financial and management resources.

Risks Relating to Securities Markets and Investment in Our Stock

There may not be a viable public market for our common stock.

Prior to this offering, there has been no public market for our common stock. There can be no assurance that a regular trading market will develop and continue after this offering or that the market price of our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the market price of our common stock following this offering. Among the factors considered in such negotiations are the history and prospects for the industry in which we compete, market valuations of other companies that we and the representative of the underwriters believe to be comparable to us, prospects for our future earnings, the present state of our development and other factors deemed relevant. See “Underwriting” for additional information.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, investors will:

•	incur immediate dilution of $ per share, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, assuming the conversion of our convertible preferred stock; and

•	contribute % of the total amount invested to date to fund our company based on an assumed initial offering price to the public of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, but will own only % of the shares of common stock outstanding after the offering.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

We expect that the price of our common stock will fluctuate substantially.

The market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	fluctuations in our operating results;

•	acquisitions and sales of new products, services, technologies or businesses;

•	the outcome of legal actions to which we may become a party;

•	additions or departures of key personnel;

•	announcements concerning product development results or intellectual property rights of others;

•	approvals or disapprovals of regulatory filings we have submitted;

•	changes in regulatory laws and regulations in the United States or announcements relating to these matters affecting our products or customers;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities; and

•	economic and other external factors, including natural disasters and other crises.

The realization of these or any of the risks described in these “Risk Factors” could have a dramatic and material adverse impact on the market price of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and could have a material adverse effect on our business.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of healthcare companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could have a material adverse impact on our business, financial condition and results of operations.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of a significant portion of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. A significant portion of the net proceeds may be used for working capital and other general corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that we or the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have           outstanding shares of common stock based on the number of shares outstanding as of March 31, 2010, after giving effect to the conversion of all of the shares of our preferred stock outstanding as of March 31, 2010 into shares of common stock in connection with this offering. Of the remaining shares,          shares are currently restricted as a result of securities laws or lock-up agreements but will be available for resale in the public market. For more information about when these restricted shares will be available for resale in the public market as well as certain registration rights that will exist following this offering, please see “Shares Eligible for Future Sale.”

Our executive officers and directors and their affiliates will collectively own     % of our outstanding common stock following this offering and will therefore be able to exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

Immediately following this offering, our executive officers and directors and their affiliates will collectively own     % of our outstanding common stock. As a result, our executive officers and directors and their affiliates will be able to exercise control over stockholder voting matters. They may exercise this control in a manner that may not be in the best interests of all of our stockholders. In addition, RBM Holdings, LLC and RBM Management Group, LLC will together control approximately     % of our outstanding common stock. Mark Chandler, the chairman of our board of directors, and Craig Benson, our president and chief executive officer and a member of our board of directors, collectively own 100% of the membership interests of RBM Holdings, LLC. RBM Holdings, LLC owns 100% of the voting interest in RBM Management Group, LLC. Matthew Zell, a member of our board of directors, is a Managing Director of Equity Group Investments, L.L.C., which will own approximately     % of our outstanding common stock following this offering. As a result, Messrs. Chandler and Benson and Mr. Zell will be able to significantly influence all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of some stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change in control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management and the current Board.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at the closing of this offering, contain provisions that could delay or prevent a change in control of our company or changes in our board of directors that our stockholders might consider favorable. For more information about these anti-takeover provisions as well as anti-takeover provisions under the Delaware General Corporation Law, please see “Description of Capital Stock—Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law.” These and other provisions in our corporate documents and Delaware law might discourage, delay or prevent a change in control or changes in our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. Furthermore, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

In addition, our development and supply agreement with Luminex, as amended, may be terminated by Luminex in the event we are acquired by or merge with Illumina, Inc., Beckman Coulter, Inc., Affymetrix, Inc., Cepheid, Ciphergen Biosystems, Inc., Nanogen, Inc. or Becton, Dickinson and Company. Because our business is substantially dependent upon this agreement with Luminex, this provision may hinder or delay an attempted takeover by these entities or their affiliates.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These forward-looking statements are contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” included elsewhere in this prospectus. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	the commercial success of our VeriPsych test;

•	our ability to market, sell and provide customer support for our VeriPsych test;

•	our ability to bill and collect for our molecular diagnostic tests and successfully register with insurers;

•	our ability to be reimbursed for the use of, and the reimbursement levels for, our VeriPsych test or future molecular diagnostic tests;

•	the impact of any healthcare reform legislation;

•	our ability to license the intellectual property related to our VeriPsych test;

•	our ability to acquire samples and to continue to develop molecular diagnostic tests;

•	liability arising from the use of our molecular diagnostic tests or sale of products;

•	our ability to retain and expand our customer base;

•	our dependence on Luminex Corporation for our multiplexed testing services platform;

•	the competitive environment in which we operate;

•	our ability to continue to fund research and development costs;

•	the ability of our third-party service providers to manufacture and supply certain materials, for various aspects of our pharmaceutical testing products and services and to deliver patient samples for our molecular diagnostic tests;

•	our ability to attract and retain key personnel;

•	the impact of any man-made or natural disaster on our laboratory;

•	disruption to our operations from failures in our information systems;

•	our ability to maintain adequate insurance policies;

•	the impact of any risks related to conducting business internationally due to our operations in the United Kingdom and Germany;

•	our ability to maintain our CLIA license and to comply with other federal or state laws and regulations;

•	FDA draft guidance concerning IVDMIAs or the determination that our VeriPsych test is not a laboratory-developed test;

•	our ability to comply with the HIPAA security regulations and privacy regulations;

•	liability if our continuing medical or health education programs or product promotions are determined, or are perceived, to be inconsistent with regulatory guidelines;

•	our ability to comply with anti-kickback and anti-fraud rules under government payment programs;

•	our ability to comply with environmental, health and safety laws and regulations;

•	our ability to patent our VeriPsych test;

•	our ability to maintain and renew third-party license agreements for patents or applications and additional technology;

•	our ability to obtain, maintain and enforce intellectual property protection covering our products;

•	the effects of material litigation, including potential patent infringement litigation resulting from the commercialization of our products;

•	our ability to withstand operating losses relating to our VeriPsych test; and

•	other risks described under “Risk Factors.”

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” “target,” “goal,” “intend” or “seek” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. You should read statements that contain these words carefully because they reflect our current views with respect to future events and are based on assumptions and subject to known and unknown risks, uncertainties and other factors. Should one or more of the known risks, uncertainties or other factors described above or elsewhere occur, or should unknown risks, uncertainties or other factors occur, or should underlying assumptions prove incorrect, our actual results and plans could materially differ from those expressed in any forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading entitled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. All forward-looking statements, expressed or implied, contained in this prospectus are expressly qualified in their entirety by this cautionary statement.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $      million from the sale of the shares of common stock offered by us in this offering, or approximately $      million if the underwriters exercise their option to purchase additional shares in full, in each case based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $ to pay dividends accrued relating to our outstanding Series A-1 preferred stock;

•	approximately $ million to repay all borrowings outstanding under our revolving line of credit and our subordinated debt;

•	up to £4.1 million (or approximately $6.1 million based on the exchange rate of pounds sterling to US dollars on March 5, 2010) for the cash portion of the purchase price for the acquisition of the remaining 22.4% outstanding equity interest in Psynova; and

•	the remainder for working capital and other general corporate purposes, including, but not limited to the following:

•	approximately $ million to build our commercial capabilities in selling and marketing relating to our VeriPsych test;

•	approximately $ million to fund research and development programs for our VeriPsych test and other diagnostic initiatives;

•	approximately $ million to expand our facilities and laboratory operations capacity; and

•	the remaining $ million for other general corporate purposes.

On August 10, 2009, we entered into a revolving line of credit with BBVA Compass Bank, or Compass, for up to $9.0 million. The balance drawn under the revolving line of credit was $3.5 million at March 31, 2010. No additional amounts were drawn on the revolving line of credit as of May 5, 2010. The monthly interest is calculated at the lesser of the (i) Compass prime rate plus 0.375%; and (ii) maximum rate which is the greater of the highest rate allowed per law and the highest rate allowed under the Texas Finance Code; except the interest rate can never be less than 4% per annum. The line of credit also bears a 0.25% quarterly fee for any unused portion of the line of credit. Interest is due and payable monthly beginning one month after the loan date. Monthly principal payments are not required; however, any unpaid principal balance is due and payable on the maturity date. The revolving line of credit matures on August 10, 2011.

On September 17, 2009, we entered into a Loan and Security Agreement for subordinated debt with Heartland Community Bank for $5.0 million. We used proceeds from this loan to acquire an additional 21,718,276 shares of Preferred A Ordinary Shares in Psynova pursuant to a Share Purchase and Sale Agreement by and among Porton Capital Inc, Porton Capital Technology Funds and us. The subordinated debt bears interest at a fixed rate of 8.00% per annum and matures on September 17, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources” for a more detailed description.

On December 31, 2009, we amended our Loan and Security Agreement with Heartland to increase the subordinated debt to $10.0 million to fund the launch of our VeriPsych test and to support general working capital needs. The additional $5.0 million of subordinated debt bears interest at a fixed rate of 8.00% per annum and matures on September 17, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Capital Resources” for a more detailed description.

In connection with our prepayment of the subordinated debt with the proceeds from this offering, we will recognize a one-time non-cash expense relating to the write-off of deferred financing costs, which was approximately $1.0 million as of March 31, 2010, in the period in which the debt is repaid.

Pending the use of proceeds described above, we plan to invest the net proceeds from this offering in short-term and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

On March 5, 2010, we entered into share acquisition agreements with the remaining shareholders of Psynova as part of a plan of acquisition to purchase the remaining 3,515,116 Preferred A Ordinary Shares and 14,465,427 Ordinary Shares (including shares issued in connection with options to purchase 1,562,427 Ordinary Shares) in Psynova for an aggregate of £4.7 million (or approximately $7.0 million based on the exchange rate of pounds sterling to US dollars on March 5, 2010). Under the terms of the share acquisition agreements, the aggregate purchase price is payable in two installments. £0.3 million of the first installment must be paid in cash and £3.4 million may be paid at our option in cash or with shares of our common stock. Of the second installment, £0.1 million must be paid in cash, £0.6 million must be paid through the issuance of shares of our common stock and £0.3 million may be paid at our option in cash or with shares of our common stock. See “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.” for a description of this acquisition.

Dividend Policy

We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

Capitalization

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of our preferred stock into an aggregate of shares of our common stock immediately prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of common stock at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

		Pro	Pro Forma as
	Actual	Forma	Adjusted(1)
	(In thousands, except share amounts)

Cash and cash equivalents	$5,045	$	$

Long-term debt, less current portion	$13,642	$	$

Series A-1 preferred stock, $0.001 par value: authorized shares—8,475,231 actual, pro forma and pro forma as adjusted; issued and outstanding shares—7,485,231 actual, pro forma and pro forma as adjusted	26,167

Stockholders’ equity:
Common stock, $0.001 par value: authorized shares—17,315,980 actual, pro forma and pro forma as adjusted; issued and outstanding shares—8,446,838 actual, pro forma and pro forma as adjusted	8
Additional paid-in capital	2,147
Accumulated other comprehensive income	(95)
Accumulated deficit	(6,689)

Total RBM stockholders’ deficit	(4,629)

Total capitalization	$35,180	$	$

(1)	Each $1.00 increase or decrease in the assumed public offering price of $ per share, which is the midpoint of the price range listed on the cover of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of our common stock, in each case assuming the number of shares of our common stock offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include as of March 31, 2010:

•	200,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $9.00 per share;

•	796,950 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.17 per share;

•	23,799 shares of common stock reserved for future issuance under our 2007 Long Term Incentive Plan;

•	2,200,000 shares of common stock reserved for future issuance under our 2010 Long Term Incentive Plan; and

•	any shares of common stock to be issued in connection with our acquisition of the remaining 22.4% interest in Psynova. See “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.”

Prior to the commencement of this offering, we intend to amend our certificate of incorporation to amend the conversion provisions of our Series A-1 preferred stock. The amended conversion provisions will provide that upon the completion of this offering, the number of shares of our common stock issuable upon conversion of each share of our Series A-1 preferred stock varies according to a formula that depends on the initial public offering price. As a result, the total number of shares of our common stock that will be outstanding following this offering depends on the initial public offering price. The conversion ratio will vary based on a set of six predetermined ranges. The following table shows how the number of shares varies over a range of predetermined initial public offering prices:

Initial Public Offering Price
	$	$	$	$	$	$

Number of shares of common stock outstanding, actual
Number of shares of common stock issued upon conversion of Series A-1 preferred stock
Number of shares of our common stock issued in the offering

Total number of shares of common stock outstanding following the offering, as adjusted

For more information on the conversion provisions of our Series A-1 preferred stock, see “Description of Capital Stock.”

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent the initial public offering price per share of our common stock exceeds the historical net tangible book value per share of our common stock. As of March 31, 2010, our historical net tangible book value was $(3.0) million, or $(0.19) per share of common stock, based on 8,446,838 shares of our common stock outstanding and the assumed conversion of all outstanding shares of our preferred stock into 7,485,231 shares of common stock. Our historical net tangible book value represents the amount of our total tangible assets reduced by the amount of our total liabilities and noncontrolling interest.

Pro forma net tangible book value per share gives effect to the conversion of all of our preferred stock into      shares of our common stock, which will occur upon completion of this offering.

After giving further effect to the sale by us of      shares of common stock in this offering at an assumed initial public offering price of $      per share, after taking into account the automatic conversion of our Series A-1 preferred stock upon completion of this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been approximately $      million, or approximately $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2010	$(0.19)
Effect on net tangible book value per share attributable to conversion of preferred stock

Pro forma net tangible book value per share as of March 31, 2010
Increase per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by approximately $      , our pro forma as adjusted net tangible book value per share by approximately $           per share and the dilution to investors in this offering by approximately $           per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2010, on a pro forma as adjusted basis, the differences between the number of shares of common stock purchased from us, the total effective cash consideration paid to us and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table is illustrative only and the total consideration paid and the average price per share are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share
(In thousands, except per share data)

Existing stockholders before this offering			%	$		%	$
New investors participating in this offering

Total		100.0%			$100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease total gross consideration paid by new investors, total gross consideration paid by all stockholders and the average price per share paid by all stockholders by $      million, $      million and $           per share, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, exclusive of the additional shares subject to the underwriters’ option to purchase, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The discussions and tables above assume no exercise of the outstanding options or warrants with exercise prices that are below the assumed initial public offering price. To the extent any of these options or warrants are exercised, there will be further dilution to investors in the offering. The discussions and tables above do not include any shares of our common stock that may be issued in connection with our acquisition of the remaining 22.4% interest in Psynova because the shares will not be issued before the completion of this offering and, if issued within 30 days after completion of this offering, will be issued at the same price per share as the shares sold in this offering resulting in no dilution to new investors purchasing shares of common stock in this offering.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering;

•	the number of shares of our common stock held by new public investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering; and

•	our pro forma as adjusted net tangible book value will increase to $ per share to existing stockholders and our pro forma as adjusted net tangible book value will be diluted by $ per share to new investors.

Unaudited Pro Forma Financial Data

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and the three months ended March 31, 2010 give effect to the acquisition of our controlling interest in Psynova as well as to the effect of the pending transaction to purchase the remaining interest in Psynova as described in “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech, Ltd” as if it had been completed on January 1, 2009. Our consolidated financial statements for the year ended December 31, 2009 include the results of operations of Psynova from September 18, 2009, the date on which we acquired our controlling interest, to December 31, 2009. The statement of operations of Psynova for the year ended December 31, 2009 includes its results of operations for the period from January 1, 2009 to September 17, 2009, which were derived from Psynova’s interim financial statements as adjusted to reflect the conversion to US GAAP. The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2010 gives effect to the pending transaction to purchase the remaining interest in Psynova as if it had occurred on January 1, 2009.

The unaudited pro forma consolidated financial data has been prepared by our management based upon the financial statements of Psynova included elsewhere within this prospectus and reflect certain estimates and assumptions described in the accompanying notes to the unaudited pro forma consolidated statement of operations and unaudited pro forma consolidated balance sheet. The unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet should be read in conjunction with our audited consolidated financial statements, our unaudited condensed consolidated financial statements and the audited financial statements of Psynova, which are included elsewhere in this prospectus.

The unaudited pro forma consolidated statements of operations and balance sheet are not necessarily indicative of operating results that would have been achieved had the acquisition of Psynova actually been completed on January 1, 2009 and should not be construed as representative of future operating results.

Rules-Based Medicine, Inc.

Unaudited Pro Forma Consolidated Statements of Operations
for the Year Ended December 31, 2009

			Pro Forma		Pro Forma
	RBM	Psynova	Adjustments		Consolidated
	(In thousands, except share and per share data)

Pharmaceutical testing products and services revenues	$24,641	$184	$(1,352	)(1)	$23,473
Operating expenses:
Cost of revenues	9,985	—	—		9,985
Research and development	4,803	2,043	(1,352	)(2)	5,494
Sales and marketing	5,252	—	—		5,252
General and administrative	2,867	166	—		3,033

Total operating expenses	22,907	2,209	(1,352)		23,764

Income (loss) from operations	1,734	(2,025)	—		(291)
Gain on re-measurement of Psynova	1,947	—	(997	)(3)	950
Interest and other income (expense), net	(1,293)	(58)	397	(3)(4)	(954)

Income (loss) before income taxes	2,388	(2,083)	(600)		(295)
Provision for income taxes	708	—	(785	)(5)	(77)

Net income (loss)	$1,680	$(2,083)	$185		$(218)

Less net income (loss) attributable to noncontrolling interests	(21)	(467)	488	(6)	—
Net income (loss) attributable to RBM	$1,701	$(1,616)	$(303)		$(218)

Net income attributable to preferred stockholders	1,528	—	—		1,528

Net income (loss) attributable to RBM common stockholders	$173	$(1,616)	$(303)		$(1,746)

Net income (loss) per share attributable to RBM common stockholders:
Basic and diluted	$0.02				$(0.20)

Shares used to compute net income (loss) per share:
Basic and diluted	8,446,838				8,757,920

Rules-Based Medicine, Inc.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Three Months Ended March 31, 2010

	RBM	Pro Forma		Pro Forma
	Consolidated	Adjustments		Consolidated
	(In thousands, except share and per share data)

Pharmaceutical testing products and services revenues	$5,616	$		$5,616
Operating expenses:
Cost of revenues	2,383			2,383
Research and development	1,372			1,372
Sales and marketing	1,727			1,727
General and administrative	1,212			1,212

Total operating expenses	6,694			6,694

Loss from operations	(1,078)	—		(1,078)
Interest and other income (expense), net	(354)	(53	)(4)	(407)

Income loss before income taxes	(1,432)	(53)		(1,485)
Benefit for income taxes	(357)	(18	)(5)	(375)

Net loss	$(1,075)	$(35)		$(1,110)

Less net loss attributable to noncontrolling interests	(168)	168	(6)	—
Net loss attributable to RBM	$(907)	$(203)		$(1,110)

Net income attributable to preferred shareholders	399	—		399

Net loss attributable to RBM common stockholders	$(1,306)	$(203)		$(1,509)

Net loss per share
Basic and diluted	$(0.15)			$(0.17)

Shares used to compute net loss per share:
Basic and diluted	8,446,838			8,757,920

Rules-Based Medicine, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2010

	RBM	Pro Forma
	Consolidated	Adjustments		Proforma

Assets
Current assets:
Cash and cash equivalents	$5,045	(2,964	)(7)	$2,081
Restricted cash	832			832
Accounts receivable and related party receivable	4,195			4,195
Inventory, net	7,226			7,226
Deferred equity financing costs	2,167			2,167
Prepaid expenses and other current assets	1,157			1,157

Total current assets	20,622	(2,964)		$17,658
Property and equipment, net	3,204			3,204
Goodwill	4,884			4,884
Intangibles, net	19,693			19,693
Investments in private companies, at cost	1,669			1,669
Other long-term assets	1,273			1,273

Total assets	$51,345	$(2,964)		$48,381

Liabilities and stockholders’ deficit
Current liabilities:
Account payable	$4,559			$4,559
Accrued expenses and other current liabilities	4,129			4,129
Deferred revenue	1,172			1,172
Current portion of long-term debt and capital leases	229			229

Total current liabilities	10,089	—		10,089
Long-term debt and capital leases, less current portion	13,691			13,691
Deferred income tax	3,902			3,902

Total liabilities	27,682	—		27,682

Preferred Stock	26,167			26,167
Stockholders’ equity:
Common stock	8	1	(8)	9
Additional paid-in capital	2,147	(840	)(8)(9)	1,307
Accumulated other comprehensive income	(95)			(95)
Accumulated deficit	(6,689)			(6,689)

Total stockholders’ deficit	(4,629)	(839)		(5,468)
Noncontrolling interest	2,125	(2,125	)(9)	—

Total liabilities and stockholders’ deficit	$51,345	$(2,964)		$48,381

Rules-Based Medicine, Inc.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(1)	Includes the elimination of revenues recorded by us for sales to Psynova of $1.4 million in the year ended December 31, 2009.

(2)	Includes the elimination of costs recorded by Psynova as research and development associated with revenues recorded by RBM described in (1) above.

(3)	Elimination of the equity interest in the loss of Psynova of $1.0 million in the year ended December 31, 2009 against the gain on our re-measurement of Psynova in September 2009, which resulted in Psynova being accounted for as a business combination rather than under the equity method.

(4)	Addition of interest expense of $0.4 million in the year ended December 31, 2009 assuming the $5.0 million subordinated debt was incurred on January 1, 2009 to purchase our additional interest in Psynova as well as the addition of $0.2 million of interest in the year ended December 31, 2009 assuming $3.0 million of cash was borrowed on January 1, 2009 to purchase the noncontrolling interest of Psynova. The addition of $0.1 million of interest assuming $3.0 million of cash was borrowed on January 1, 2009 to purchase the noncontrolling interest of Psynova in the three months ended March 31, 2010.

(5)	To record a 28% tax benefit of $0.6 million on the net loss recorded by Psynova in the year ended December 31, 2009. The corporate tax rate in the United Kingdom is 28%. In addition, there was a 34% tax benefit of $0.2 million and $18,000 for the decrease in interest and other income (expense), net in the year ended December 31, 2009 and three months ended March 31, 2010, respectively.

(6)	Elimination of the net loss attributable to noncontrolling interest in Psynova of $0.5 million and $0.2 million in the year ended December 31, 2009 and the three months ended March 31, 2010, respectively, as a result of the pending transaction to purchase the remaining interest in Psynova.

(7)	To record 40% of the purchase price of the remaining interest in Psynova as outlined in “Certain Relationships and Related Party Transactions — Acquisition of Shares of Psynova Neurotech Ltd” as paid in cash using the exchange rate of £1.59 to $1.00 at December 31, 2009. This USD price is subject to adjustment upon completion of the transaction.

(8)	To record 60% of the purchase price of the remaining interest in Psynova as outlined in “Certain Relationships and Related Party Transactions — Acquisition of Shares of Psynova Neurotech Ltd” as paid in restricted stock using the exchange rate of £1.59 to $1.00 at December 31, 2009. This USD price is subject to adjustment upon completion of the transaction.

(9)	Elimination of the noncontrolling interest in Psynova of $2.1 million for $7.4 million in consideration with $3.0 million in cash and $4.4 million in RBM common stock. The cash consideration in excess of the noncontrolling interest of $2.1 million results in a reduction of total stockholders’ equity of $0.8 million. Under FASB guidance for business combinations, the acquisition of additional equity interests after the acquirer has obtain control of the acquiree is accounted for as an equity transaction.

Selected Consolidated Historical Financial Data

The following table provides our selected consolidated historical financial data for the periods indicated. The selected consolidated historical financial data as of and for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for the years ended June 30, 2005, 2006 and 2007 by applying appropriate cutoff procedures. The selected consolidated historical financial data as of and for each of the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the following consolidated financial data for the three months ended March 31, 2009 and 2010 and consolidated balance sheet data as of March 31, 2010 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Such data may not be indicative of the financial results to be achieved for the full year. Upon our acquisition of a controlling interest in Psynova on September 18, 2009, we consolidated Psynova’s financial position and results of operations with our own as of and for the periods subsequent to the date of such acquisition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should read this information together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands, except share and per share data)
						(unaudited)

Consolidated Statement of Operations Data:
Pharmaceutical testing products and services revenues	$4,847	$7,204	$13,037	$21,669	$24,641	$5,830	$5,616
Operating expenses:
Cost of revenues	1,813	3,053	4,868	8,590	9,985	2,457	2,383
Research and development	685	1,272	1,544	3,235	4,803	896	1,372
Sales and marketing	617	1,096	2,575	4,368	5,252	1,228	1,727
General and administrative	630	1,216	1,676	2,520	2,867	770	1,212

Total operating expenses	3,745	6,637	10,663	18,713	22,907	5,351	6,694

Income (loss) from operations	1,102	567	2,374	2,956	1,734	479	(1,078)
Gain on re-measurement of Psynova	—	—	—	—	1,947	—	—
Equity in loss of Pysnova	—	—	—	—	(997)	(263)	—
Interest and other income (expense), net	(63)	(41)	51	138	(296)	(51)	(354)

Income (loss) before income taxes	1,039	526	2,425	3,094	2,388	165	(1,432)
Provision (benefit) for income taxes	—	—	433	1,218	708	45	(357)

Net income (loss)	$1,039	$526	$1,992	$1,876	$1,680	$120	$(1,075)

Less net loss attributable to noncontrolling interest	—	—	—	—	(21)	—	(168)

Net income (loss) attributable to RBM	$1,039	$526	$1,992	$1,876	$1,701	$120	$(907)

Net income attributable to preferred stockholders	310	310	598	1,441	1,528	376	399

Net income (loss) attributable to common stockholders	$729	$216	$1,394	$435	$173	$(256)	$(1,306)

Net income (loss) per share attributable to common stockholders:
Basic and diluted	$0.08	$0.02	$0.16	$0.05	$0.02	$(0.03)	$(0.15)

Shares used to compute net income (loss) per share attributable to common stockholders:
Basic and diluted	9,010,000	9,010,000	8,814,989	8,326,512	8,446,838	8,446,838	8,446,838

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
	(In thousands)
						(unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,211	$976	$9,380	$2,536	$7,049	$5,045
Working capital	1,115	951	10,617	7,955	12,685	10,533
Total assets	6,323	7,485	25,234	28,708	51,430	51,345
Long-term debt, less current portion	1,472	1,611	81	506	13,651	13,642
Total liabilities	3,176	3,899	7,295	7,707	26,152	27,682
Series A-1 preferred stock	—	—	23,716	25,156	26,267	26,167
Total stockholders’ equity (deficit) attributable to RBM	3,145	3,585	(5,777)	(4,155)	(3,282)	(4,629)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a life sciences company focused on the development and commercialization of molecular diagnostic tests based on novel biomarker patterns, initially for the psychiatric market. We believe these novel biomarker patterns can provide quantitative, objective information to aid in the diagnosis and treatment of diseases or disorders where current objective tests either do not exist or are not sufficiently accurate. We develop molecular diagnostic tests using our proprietary multi-analyte profiling, or MAP, technology. We intend to commercialize our initial molecular diagnostic immunoassays as Laboratory Developed Tests, or LDTs, using our high complexity Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratory. We believe we have assembled the largest collection of validated multiplexed biomarker immunoassays in the life sciences industry, allowing us to cast a wide net in the search for clinically relevant biomarker patterns.

We provide testing products and services to the pharmaceutical, biotechnology and medical research industries. We believe our proprietary MAP technology creates efficiencies in the drug discovery and development process by providing researchers with more information on the effect of a particular drug on specific biomarkers. Our testing services are based on our menu of validated biomarker immunoassays, which we developed for our multinational pharmaceutical and biotechnology company customers.

Our proprietary MAP technology was initially developed at Luminex Corporation, or Luminex, beginning in 1998 by our founding management team. To facilitate our acquisition of this technology, Rules-Based Medicine, Inc. was incorporated in Delaware on August 1, 2002, and we acquired the MAP technology and associated assets from Luminex in September 2002. In connection with the acquisition, we issued to Luminex 990,000 shares of our Series A preferred stock and 901,000 shares of our common stock. In October 2007, we paid $12.5 million to Luminex to redeem all of its shares of our Series A preferred stock, including accrued dividends, all of its shares of our common stock and to license certain diagnostic fields.

In November 2006, we acquired Multiplex Biosciences, Inc., a provider of contract multiplex immunoassay development and manufacturing services to augment our assay development and kit manufacturing capabilities. In October 2007, we acquired the capital stock of Experimentelle und Diagnostische Immunologie GmbH, or EDI, a developer of human organotypic cell culture test systems including our TruCulture product.

In May 2008, we entered into an agreement with Psynova to co-develop and commercialize a blood-based test for the diagnosis of recent-onset schizophrenia, which is described in more detail below. Psynova was founded in 2005 as a spin-off from the University of Cambridge for the commercial development and exploitation of novel biomarkers for psychiatric illnesses. Psynova licenses certain intellectual property from Cambridge, including two patent applications owned by Cambridge directed to the biomarker panel being commercialized in our VeriPsych test. We have sublicensed from Psynova certain intellectual property, including those two patent applications relating to the development and commercialization of our VeriPsych test. The Cambridge Centre for Neuropsychiatric Research, or The Bahn Laboratory, a research unit under the direction of Dr. Sabine Bahn that has been established within the Institute of Biotechnology at the University of Cambridge, has developed additional intellectual property, including submitted patent applications and know-how, that we believe will be important for the development of additional novel biomarker patterns that may form the basis of future products such as the differential diagnosis of recent-onset schizophrenia, bipolar disorder and major depressive disorder. Psynova has the option to take licenses to all intellectual property developed in The Bahn Laboratory. We have the right of first refusal and right of last negotiation to take licenses from Psynova to commercialize this intellectual property.

In connection with our agreement with Psynova, we loaned Psynova $1.4 million in cash on various dates in 2008 and provided a credit towards our MAP testing services of $1.0 million. Psynova used the credit for services in full during 2008. Interest on the outstanding amount of the loan drawn by Psynova accrued at 8% per year on a monthly basis and was added to principal. We granted Psynova the right to require us to purchase an additional 19,562,716 Preferred A Ordinary Shares if certain performance milestones were reached on or before December 31, 2008. In November 2008, Psynova achieved these milestones with respect to the schizophrenia blood-based test and the amounts under the loan, including all accrued interest, plus the credit for services, converted into 15,558,003 Preferred A Ordinary Shares of Psynova. During this time, Psynova exercised its right to require us to purchase an additional 19,562,716 Preferred A Ordinary Shares for $1.3 million in cash and $1.2 million in credit toward future services, giving us a 47.9% equity interest in Psynova. This investment was accounted for using the equity method for a minority interest. In September 2009, we purchased an additional 21,718,276 Preferred A Ordinary Shares in Psynova pursuant to a Share Purchase and Sale Agreement by and between Porton Capital Inc., Porton Capital Technology Funds, both third-party investors in Psynova, and us for $5.5 million, bringing our total investment in Psynova to $9.8 million, or 77.6%, net of our equity interest in the losses of Psynova. As a result of this further acquisition in September 2009, we have consolidated Psynova’s financial position and results of operations with our own as of and for the year ended December 31, 2009.

On March 5, 2010, we entered into share acquisition agreements with the remaining shareholders of Psynova as part of a plan of acquisition to purchase the remaining 22.4% interest for an aggregate of £4.7 million. At the closing of the transaction, Psynova will become a wholly owned subsidiary. The closing date will occur on the earlier of 30 days following the consummation of our initial public offering or another date designated by us upon ten days written notice to the selling shareholders.

Factors Affecting Comparability

Historically, almost all of our revenue and substantially all of our expenses have resulted from our pharmaceutical testing products and services. Over the last two years, we have committed substantial resources to applying our technology to the development of proprietary diagnostic tests, which represents a new field for us. In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatry centers and have subsequently begun marketing our VeriPsych test to selected psychiatric group practices. We plan a broader launch in the second half of 2010. Based on preliminary clinical data, we believe that our VeriPsych test can also assist psychiatrists in differentiating among patients with schizophrenia, patients with bipolar disorder and patients with major depressive disorder, which we intend to market in 2011.

There are inherent risks in entering into a new service offering. We expect that our expansion into the molecular diagnostic testing industry will have the following impact on our financial results:

•	Revenue—We expect revenues from our molecular diagnostic tests to be a substantial portion of our future revenues. The extent of our future diagnostic testing revenue will, however, depend greatly on whether the psychiatric community accepts our products and services and whether health insurers and other payors will pay for our VeriPsych test or other future psychiatric diagnostic testing products and services.

•	Cost of Revenues—Our cost of revenues as a percentage of total revenues will increase during the initial launch of our molecular diagnostic tests as a result of our start-up costs associated with launching the service offering. Longer term, we expect cost of revenues, as a percentage of revenue, to decrease as we allocate these relatively predictable operating costs over an expanding revenue base.

•	Research and Development—Our research and development expenses will increase as result of our need for more self-directed research and development programs. Historically, we have relied principally on research and development accumulated through our testing work with pharmaceutical and biotechnology companies.

•	Sales and Marketing—Our sales and marketing expense will increase significantly during 2010 as we add additional sales professionals to our staff and engage in expanded sales and marketing activities. Additionally, if, as we expect, we launch our VeriPsych test on a broader scale in the second half of 2010, we expect this expense to further increase.

•	General and Administrative—As a result of our efforts to expand our molecular diagnostic tests and become a public company, we anticipate hiring additional administrative and financial staff to effectively manage a larger organization and comply with the requirements of being a public company.

•	Allowance for Doubtful Accounts—As we commercialize our molecular diagnostic tests, we will need to evaluate estimated losses from potential customer non-payment and insufficient reimbursement from payors. Historically, our accounts receivable write-offs have been nominal.

•	Working Capital—Our working capital needs will likely increase as we rely more on reimbursements from payors, causing our accounts receivables to increase, which may require us to finance our operations, in large part, through means other than cash on hand, such as borrowings under our revolving line of credit. In addition, it will be difficult for us, at least initially, to estimate our allowance for doubtful accounts, given the uncertainty of reimbursement and payment patterns.

In the years ended December 31, 2007, 2008 and 2009, our revenues were $13.0 million, $21.7 million and $24.6 million, respectively, and our income from operations was $2.4 million, $2.9 million and $1.7 million, respectively. Our net income attributable to our common stockholders during these periods was $1.4 million, $0.4 million and $0.2 million, respectively. We will devote a significant amount of our efforts and cash resources towards our development and commercialization of molecular diagnostic tests including researching and pursuing potential new opportunities. Although we have generated operating income in previous years, we expect to incur operating losses for at least the next two years as we expand our molecular diagnostic tests and make significant expenditures in research and development, sales and marketing and general and administrative activities.

Key Components of Our Results of Operations

Sources of Revenue

Our business is the development and commercialization of multiplexed immunoassay products and services. To date, a substantial portion of our revenue has been derived from our testing services, consisting largely of our MAP testing services and sales of our TruCulture cell systems and human co-culture cell systems projects. We also depend, to a lesser extent, on revenues produced by our assay and kit development services, kit products, research grants and government contracts. To date, we have received nominal revenue from our molecular diagnostic tests.

Operating Expenses

We classify our operating expenses into four categories: cost of revenues, research and development, sales and marketing and general and administrative. Our operating expenses primarily consist of personnel costs, overhead and supplies, royalties, reagents, development costs, marketing program costs, legal, accounting, information technology, consulting and other professional service fees. Costs associated with laboratory testing are recorded as tests are performed. Personnel costs for each category of operating expenses include salaries, bonuses, employee benefit costs and stock-based compensation for personnel in that category. We allocate stock-based compensation expense resulting from the amortization of the fair value of options and restricted stock granted to the department in which the employee works. We allocate overhead, such as rent and depreciation, based on a combination of headcount and square footage used by each department.

Cost of revenues

Cost of revenues represents personnel costs, reagent costs, laboratory supplies, depreciation and rent expense. Reagent expenses are a significant component of our cost structure and are expected to remain so for the foreseeable future.

Research and development

Research and development expenses represent costs incurred to develop our testing services and products and our technology. These expenses include the cost of personnel, automation, rent, reagents, supplies, sample acquisition and the costs of professional services to secure and maintain intellectual property rights. Our development efforts have been devoted primarily to expanding our product offerings including development of our molecular diagnostic tests. Historically, we have relied principally on research and development accumulated through our testing work with pharmaceutical and biotechnology companies. In addition to the factors mentioned above, we expect our research and development expenses to continue to increase in 2010 and beyond as a result of the acquisition of a controlling interest in Psynova in September 2009, which will primarily function as a research and development department.

Sales and marketing

Our sales and marketing expenses consist primarily of personnel costs including commissions paid to our direct sales team, commissions paid to outside distributors, trade shows and conferences, marketing collateral and travel. Sales and marketing expenses also include the costs of advertising, public relations and web site related costs. As we launch our molecular diagnostic tests into markets that are new to us, we intend to hire additional sales personnel for our pharmaceutical testing products and services to expand our product and service offerings into these new markets.

General and administrative

Our general and administrative expenses include personnel costs, legal, rent, business insurance, accounting and other professional services, administrative costs and corporate costs. We expect to incur significant additional costs in the year ended December 31, 2010 and beyond associated with being a public company, including higher legal, corporate insurance and financial reporting costs and we expect that the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act. As a result, our general and administrative expenses will increase.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense and foreign currency gains and losses. For the year ended December 31, 2009, other income (expense) also includes our equity interest in the losses of Psynova and our gain on the re-measurement of Psynova. Interest income represents interest received on our cash and cash equivalents. Interest expense represents interest and fees associated with our line of credit with a national bank, our subordinated debt outstanding and other outstanding indebtedness. Foreign currency gains and losses arise from currency transactions denominated in currencies other than U.S. dollars. These transactions have historically not had a material impact on our results of operations.

Provision for Income Taxes

Provision for income taxes primarily consists of corporate income taxes related to profits resulting from the sale of our products and service offerings.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection is probable. Such revenue recognition generally occurs as the related service is performed. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Testing revenues, including testing related to TruCulture, are recognized upon the delivery of the results of the tests to our customers. Kit product and TruCulture tube sales are recognized when the kit or tube, respectively, are shipped to customers.

We have received grants from federal agencies to provide testing services to government researchers. These contracts are generally established as cost reimbursement contracts. These contracts are recognized based on a time and materials incurred method of accounting. We record grants and government contracts as revenue in accordance with FASB guidance for revenue recognition for federal government contractors.

We expect to recognize revenue from sales of our VeriPsych test in a manner consistent with our revenue recognition policies for our existing testing services.

Allowance for Doubtful Accounts

We have not historically maintained an allowance for doubtful accounts as we have not experienced collectability issues in the past. As we sell molecular diagnostic tests, we will need to evaluate and make certain assumptions and judgments with respect to estimated losses from potential customer non-payment and insufficient reimbursement from payors. We will determine the adequacy of the allowance on a periodic basis evaluating the aging and past due nature of individual customer accounts receivable balances and considering the customer’s current financial situation as well as the existing economic conditions. If our assumptions and judgments prove to be inaccurate, this could have a material adverse effect on our revenues, results of operations and earnings.

Inventory

Inventories consist primarily of raw reagents and testing kits. Inventory is stated at the lower of cost or market on a first-in, first-out basis through the use of an inventory valuation allowance. In order to assess the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared to current or committed inventory levels. Allowance requirements generally increase as the projected demand requirement decreases due to market conditions, technological changes and product life cycle changes.

We review the components of our inventory on a quarterly basis for excess and obsolete inventory based on estimated future usage and sales. Inventories that are considered obsolete are written off. Remaining inventory balances are adjusted to approximate the lower of cost or market value. Historically, our reserve has been adequate to cover inventory losses. Inventory totaled $5.5 million and $5.9 million net of the allowance for excess and obsolete inventory of $0.3 million and $0.3 million at December 31, 2008 and 2009, respectively. Inventory totaled $7.2 million net of the allowance for excess and obsolete inventory of $0.4 million at March 31, 2010.

Allocation of Purchase Price to Acquired Assets and Liabilities in Business Combinations

The cost of an acquired business is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess fair value using a variety of methods including the use of independent appraisers, present value models, and estimates of current selling prices and replacement values. Amounts recorded as intangible assets, including acquired in-process research and development are based on assumptions and estimates regarding the amount and timing of projected revenues and costs, appropriate risk-adjusted discount rates, as well as assessing the competition’s ability to commercialize products before we can. An estimate of fair value can be affected by many assumptions which require judgment. For example, the income approach generally requires assumptions related to the appropriate business model to be used to estimate cash flows, total addressable market, pricing forecasts, competition, technological obsolescence, future tax rates and discount rates. Our estimates of fair value, or our conclusion that the value of certain assets is not reliably estimable, may differ materially from that determined by others who use different assumptions or business models. Upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes, which are based on the underlying expected cash flows of such assets. We assign fair values to acquired assets and liabilities in a similar manner. Goodwill is determined based on the remaining unallocated purchase price. We recorded a gain of $1.9 million during the year ended December 31, 2009 in association with re-measuring our investment in Psynova.

Stock-Based Compensation

We have granted our employees stock options for common stock and restricted limited liability company interests in RBM Management Group, LLC. Prior to the initiation of the stock option plan, employees and management were issued limited liability company interests in RBM Management Group, LLC, a holder of 4,514,010 shares of our common stock. The expense related to these interests is treated as a capital contribution, and recorded as such in the consolidated statements of stockholders’ deficit. On January 1, 2006, we adopted the Financial Accounting Standards Board, or FASB, guidance relating to share-based payments. The FASB guidance requires recognition of compensation costs for all share-based payment awards made to employees based upon each award’s estimated grant date fair value. It covers employee stock options, restricted stock and employee stock purchases related to employee stock purchase plans.

We used the modified prospective transition method when we adopted the FASB guidance for share-based payments. Under this method, FASB guidance for share-based payments applies to new equity awards and to equity awards modified, repurchased or canceled after the adoption date. Additionally, compensation cost for the portion of awards granted prior to the adoption date for which the requisite service had not been rendered as of the adoption date must be recognized as the employee renders the requisite service. The compensation cost for that portion of awards must be based on the grant-date fair value of those awards as calculated in the prior period pro forma disclosures under the FASB guidance for accounting for stock-based compensation. The compensation cost for those earlier awards is attributed to periods beginning on or after the adoption date using the straight-line attribution method. Instead of recognizing forfeitures only as they occur, we now estimate an expected forfeiture rate and utilize it to determine our expense.

We utilize the Black-Scholes option-pricing model to determine the fair value of our stock option awards. For stock options that contain only a service vesting feature, we recognize compensation cost on a straight-line basis over the respective vesting periods.

During the years ended December 31, 2007, 2008 and 2009, we recorded stock-based compensation expense of $0.2 million, $0.2 million and $0.3 million, respectively. During the three months ended March 31, 2009 and 2010, we recorded stock-based compensation expense of $48,000 and $0.1 million, respectively,

The following table summarizes the number of shares of common stock subject to options granted in the years ended December 31, 2007, 2008 and 2009 and the three months ended March 31, 2010 and the associated per share exercise price for each grant and the overall fair value of such grants. For all stock options granted, the exercise price was set by our board of directors. In each instance, the exercise price exceeded the estimated fair value of our common stock at the grant date, as determined by an independent valuation consultant. As noted above, we utilize the Black-Scholes option-pricing model to determine the fair value of our stock option awards.

	Number of Shares
	Underlying	Per Share
Year	Options Granted	Exercise Price	Fair Value

2007	12,500	$2.85	$7,213
2008	214,500	2.85	123,764
2009	446,500	3.98	922,565
Three months ended March 31, 2010	123,450	7.04	573,064

Total	796,950		$1,626,606

The estimated per share value of our common stock is based on the option-pricing method, which is appropriate to use when the range of possible future outcomes is difficult to predict. Under the option-pricing method, the value of our business is initially allocated to the preferred stock by determining a series of call options with exercise prices based on liquidation preferences and conversion rights, with the balance of the value allocated to the common stock.

Goodwill

Goodwill is tested for impairment on an annual basis in accordance with the authoritative guidance for goodwill. Additionally, goodwill is tested in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that are considered include business climate, legal factors, operating performance indicators and competition. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and the carrying amount of the goodwill of that reporting unit. If the carrying amount of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause a revision to the estimates and assumptions used in analyzing the value of the goodwill, the revision could result in a non-cash impairment charge that could have a material impact on the financial results.

For the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, we had goodwill in the amount of $4.9 million, with $3.0 million related to the acquisition of our MAP technology and associated assets from Luminex in 2002, $0.1 million related to the acquisition of Multiplex Biosciences, Inc. in November 2006, and $1.8 million related to the acquisition of EDI in October 2007. These acquisitions were accounted for using the purchase method of accounting. In accordance with the FASB issued guidance on accounting for goodwill and other intangible assets, we will assess the impairment of goodwill annually, or more frequently if other indicators of potential impairment arise. As of December 31, 2008 and 2009 and March 31, 2010, we had assessed goodwill and determined that no impairment is required.

Intangible Assets

We capitalize the costs of internally developed software once technological feasibility has been established. We also acquire and may continue to acquire intangible assets. We amortize the cost of each type of intangible asset to income over the period estimated to be benefited. Intangible assets are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the asset. We estimate fair value by discounting the projected cash flows expected to be generated by the applicable asset over their remaining useful life.

We believe the fair values and the useful lives of our intangible assets are appropriate based upon the current and future cash flows expected from such assets and our estimates and assumptions used in projecting such cash flows to be reasonable given available facts and circumstances for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010.

Income Taxes

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. We account for income taxes in accordance with the FASB guidance for accounting for income taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In June 2006, FASB issued guidance which supplements the guidance for accounting for income taxes. This guidance defines the confidence level that a tax position must meet in order to be recognized in the financial statements. We regularly assess uncertain tax positions in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position is recognized only if it is “more-likely-than-not” to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires us to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on our results of operations.

On January 1, 2007, we adopted FASB issued guidance that clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not to be sustained by the taxing authority. Our practice is to recognize interest, penalties, or both related to income tax matters in income tax expense. During the years ended December 31, 2007, 2008 and 2009, we did not recognize any interest or penalties. During the three months ended March 31, 2009 and 2010, we did not recognize any interest or penalties.

A tax law change in the state of Texas became effective for our fiscal year ended December 31, 2007. The tax is based on taxable margin, as defined under the law, and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. The Texas margin tax is accounted for as an income tax. For the years ended December 31, 2007, 2008 and 2009, we recorded state tax expense of $0.1 million, $0.2 million and $0.1 million, respectively. During the three months ended March 31, 2009 and 2010, we recorded state tax expense of $22,000 and $26,000, respectively.

Results of Operations

Comparison of the Three Months Ended March 31, 2010 and 2009

Pharmaceutical Testing Products and Services Revenues

Pharmaceutical testing products and services revenues were $5.6 million for the three months ended March 31, 2010 compared to $5.8 million for the comparable period in 2009, a decrease of $0.2 million, or 3.7%. The decrease was primarily attributable to a one-time recognition of testing services performed for Satoris, Inc. in the three months ended March 31, 2009 offset by an increase in RodentMAP testing services as well as by an increase in grant revenues as a result of increased grant awards in the three months ended March 31, 2010.

Operating Expenses

	Three Months Ended March 31,
	2009		2010
		Percentage of		Percentage of
Operating Expenses	Amount	Revenue	Amount	Revenue	$ Change	% Change
	(Dollars in thousands)

Cost of revenues	$2,457	42%	$2,383	42%	$(74)	(3)%
Research and development	896	15%	1,372	24%	476	53%
Sales and marketing	1,228	21%	1,727	31%	499	41%
General and administrative	770	13%	1,212	22%	442	57%

Total	$5,351	92%	$6,694	119%	$1,343	25%

Cost of Revenues. Cost of revenues were $2.4 million for the three months ended March 31, 2010 compared to $2.5 million for the three months ended March 31, 2009. The decrease of $0.1 million, or 3%, is related to the corresponding decrease in demand for our testing products and services. Cost of revenues remained constant at 42% percent of revenue for both periods.

Research and Development Expenses. Research and development expenses were $1.4 million for the three months ended March 31, 2010 compared to $0.9 million for the comparable period in 2009, an increase of $0.5 million, or 53%. This increase was primarily related to our acquisition of the controlling interest of Psynova in September 2009, which resulted in consolidating $0.3 million in research and development costs in the three months ended March 31, 2010 compared to zero in the comparable period in 2009. In addition, there was a $0.2 million increase related to the continued investment in diagnostic research and development programs.

Sales and Marketing Expenses. Sales and marketing expenses were $1.7 million for the three months ended March 31, 2010 compared to $1.2 million for the comparable period in 2009, an increase of $0.5 million, or 41%. The increase is a result of the addition of sales personnel to focus on the promotion of our diagnostic test, VeriPsych, increased salaries and increased advertising to enhance awareness of new pharmaceutical testing products and services.

General and Administrative Expenses. General and administrative expenses were $1.2 million for the three months ended March 31, 2010 compared to $0.8 million for the comparable period in 2009, an increase of $0.4 million, or 57%. This increase is the result of the additional infrastructure related to our expansion into diagnostic testing as well as increased salary expense.

Equity in Loss of Psynova

Based on our 47.9% equity interest in Psynova during the three months ended March 31, 2009, we recognized 47.9% of Psynova’s net loss for the period using the equity method of accounting. In September 2009 we obtained controlling interest of Psynova, as a result, their results are included in the consolidated results of operations for the three months ended March 31, 2010.

Provision (Benefit) for Income Taxes

The benefit for income taxes for the three months ended March 31, 2010 was $0.4 million, or 25% of income before taxes. This benefit includes a 29% effective tax rate on the net operating losses in the U.S. and Germany as well as adjustments to properly reflect deferred tax liabilities. The provision for income taxes for the three months ended March 31, 2009 was $45,000, or 27% of income before taxes. The 27% effective tax rate is the combination of the federal and state income tax rate after adjustments for deferred tax liabilities.

Comparison of the Years Ended December 31, 2009 and 2008

Pharmaceutical Testing Products and Services Revenues

Pharmaceutical testing products and services revenues were $24.6 million for the year ended December 31, 2009 compared to $21.7 million for the comparable period in 2008, an increase of $2.9 million, or 13.5%. The increase was primarily attributable to an increase in testing revenue of $4.7 million as we launched new HumanMAP product offerings in 2009 and was offset by a $1.8 million decline in assay and kit development revenue due in part to a one-time recognition of kit development fees for the year ended December 31, 2008.

Operating Expenses

	Year Ended December 31,
	2008		2009
		Percentage		Percentage
Operating Expenses	Amount	of Revenue	Amount	of Revenue	$ Change	% Change
	(Dollars in thousands)

Cost of revenues	$8,590	40%	$9,985	41%	$1,395	16%
Research and development	3,235	15%	4,803	19%	1,568	48%
Sales and marketing	4,368	20%	5,252	21%	884	20%
General and administrative	2,520	11%	2,867	12%	347	14%

Total	$18,713	86%	$22,907	93%	$4,194	22%

Cost of Revenues. Cost of revenues was $10.0 million for the year ended December 31, 2009 compared to $8.6 million for the year ended December 31, 2008. The increase of $1.4 million, or 16%, was due primarily to an increase in staffing in lab operations necessary to support our 33.1% increase in testing revenue and our expanded menu of assays.

Research and Development Expenses. Research and development expenses were $4.8 million for the year ended December 31, 2009 compared to $3.2 million for the comparable period in 2008, an increase of $1.6 million, or 48%. This increase was the result of additional systems and personnel expense related to our continued investment in diagnostic research and development programs, particularly relating to the development of our VeriPsych test.

Sales and Marketing Expenses. Sales and marketing expenses were $5.3 million for the year ended December 31, 2009 compared to $4.4 million for the comparable period in 2008. The increase of $0.9 million, or 20%, was primarily the result of the growth of our direct sales team and spending associated with a promotional campaign to increase awareness of our new product offerings.

General and Administrative Expenses. General and administrative expenses were $2.9 million for the year ended December 31, 2009 compared to $2.5 million for the comparable period in 2008. The increase of $0.4 million, or 14%, was due to an increase in salary and benefit expenses, primarily resulting from an increase in our overall headcount.

Equity in Loss of Psynova

Based on our 47.9% equity interest in Psynova during the period from January 1, 2009 to August 31, 2009, we recognized 47.9% of Psynova’s net loss for the period using the equity method of accounting. For the year ended December 31, 2009, we recorded a loss of $1.0 million relating to our equity interest in Psynova.

Gain on Re-measurement of Psynova

Due to the acquisition of an additional 29.7% of the outstanding equity interest of Psynova, our ownership interest in Psynova increased from 47.9% to 77.6%. As a result, we re-measured our investment in Psynova and recorded a gain on $1.9 million during the year ended December 31, 2009.

Provision for Income Taxes

The provision for income taxes for the year ended December 31, 2009 was $0.7 million, or 30% of income before taxes. The provision for income taxes for the year ended December 31, 2008 was $1.2 million, or 39% of income before taxes. We did not recognize a deferred tax liability for the temporary difference that resulted from the gain on re-measurement of Psynova in the year ended December 31, 2009. This resulted in a lower effective tax rate for this period.

Comparison of the Years Ended December 31, 2008 and 2007

Pharmaceutical Testing Products and Services Revenues

Pharmaceutical services revenues were $21.7 million for the year ended December 31, 2008 compared to $13.0 million for the year ended December 31, 2007, an increase of $8.6 million, or 66%. This increase was primarily attributable to a $5.9 million increase in our testing revenues related to our HumanMAP sales and RodentMAP sales as a result of increased unit orders. We also launched our TruCulture and other co-culture products and services, which represented $2.0 million in testing revenue growth during the year ended December 31, 2008. Kit development revenues increased by $1.4 million primarily due to the recognition of $1.0 million in kit development fees and grant revenues increased $1.3 million as a result of an expansion of our grant application program, including programs in the areas of ovarian cancer and neonatal sepsis.

Operating Expenses

	Year Ended December 31,
	2007		2008
		Percentage		Percentage
Operating Expenses	Amount	of Revenue	Amount	of Revenue	$ Change	% Change
	(Dollars in thousands)

Cost of revenues	$4,868	37%	$8,590	40%	$3,722	76%
Research and development	1,544	12%	3,235	15%	1,691	110%
Sales and marketing	2,575	20%	4,368	20%	1,793	70%
General and administrative	1,676	13%	2,520	11%	844	50%

Total	$10,663	82%	$18,713	86%	$8,050	75%

Cost of Revenues. Cost of revenues was $8.6 million for the year ended December 31, 2008 compared to $4.9 million for the year ended December 31, 2007. The increase of $3.7 million, or 76%, was due primarily to an increase in the cost of payroll-related expenses at our Austin, Texas and Lake Placid, New York laboratories and increased reagent costs which tracked consistently with testing revenue. As a percentage of total revenues, this represented an increase from 37% to 40%, resulting primarily from an increase in headcount for laboratory operations as well as additional rent and depreciation expense as we expanded our testing services capacity.

Research and Development Expenses. Research and development expenses were $3.2 million in the year ended December 31, 2008 compared to $1.5 million in the year ended December 31, 2007. The increase of $1.7 million, or 110%, is a result of the increase in the size of our research and development organization to support our product development strategy. During the year ended December 31, 2008, we increased staffing in research and development by 80% contributing toward an overall increase in payroll-related expenses of $0.7 million. Additionally, research and development spending increased by $0.8 million as a result of continued expansion of our testing content and further development of molecular diagnostic tests.

Sales and Marketing Expenses. Sales and marketing expenses were $4.4 million in the year ended December 31, 2008 compared to $2.6 million for the year ended December 31, 2007. The increase of $1.8 million, or 70%, was primarily due to an increase in the size of our sales and marketing staff and increased spending relating to the promotion of our products and services. The increase in headcount was primarily to add additional sales personnel in Europe as well as increase our product management personnel.

General and Administrative Expenses. General and administrative expenses were $2.5 million in the year ended December 31, 2008 compared to $1.7 million in the year ended December 31, 2007. The increase of $0.8 million, or 50%, was due primarily to an increase in personnel costs, legal expenses, and rent necessary to provide adequate infrastructure to the business.

Provision for Income Taxes

The provision for income taxes for the year ended December 31, 2008 was $1.2 million, or 39%, of income before taxes. The provision for income taxes for the year ended December 31, 2007 was $0.4 million, or 18%, of income before taxes. In the year ended December 31, 2007, we utilized our final net operating loss carryforward, which reduced our provision for income taxes in 2007.

Liquidity and Capital Resources

As of March 31, 2010, we had $5.0 million of cash and cash equivalents and $10.3 million of working capital. We have financed our operations through internally generated funds, borrowings and the sale of preferred and common stock. We received $23.4 million through the sale of 7,485,231 shares of Series A-1 preferred stock in the year ended December 31, 2007 and an additional $1.0 million through the sale of 337,838 shares of common stock in the year ended December 31, 2008. Some of these proceeds were used to repurchase common stock, redeem preferred stock and pay preferred stock dividends and repay principal on long-term debt.

Although we have generated operating income in previous years, we expect to incur operating losses for at least the next two years as we expand our molecular diagnostic tests. We expect that we will make additional capital expenditures to expand our research and development programs and incur additional operating expenses related to the scale-up of our commercial operations, which we expect to fund, in part, with the net proceeds of this offering. We expect that the remainder of the net proceeds and our existing cash and cash equivalents will be used to fund working capital and for capital expenditures, repay our revolving line of credit and our subordinated debt and other general corporate purposes.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities of $0.2 million during the three months ended March 31, 2009 resulted primarily from a decrease in accounts receivable due to the collection of invoices generated at the end of 2008, offset in part with testing services that were performed in return for an investment in the customer’s company. Net cash used in operating activities of $0.4 million for the three months ended March 31, 2010 resulted from an increase in our inventory balance in preparation for anticipated demand and a decrease in accrued expenses and other liabilities offset in part by an increase in accounts payable resulting from an increase in legal and professional service expense associated with our initial public offering and purchases of property and equipment.

Net cash provided by operating activities during the year ended December 31, 2007 of $0.2 million resulted primarily from recording deferred revenue from billing customers in accordance with their contracts at December 31, 2007 for services that were completed in the first quarter of 2008 and from increased revenues offset in part by an increase in inventory and accounts receivable as a result of increased sales. Net cash used in operating activities of $2.3 million in the year ended December 31, 2008 was primarily from an increase in inventory and accounts receivable as a result of increased sales offset in part by a deferred tax liability that resulted from the patents acquired in our acquisition of EDI. Net cash provided by operating activities during the year ended December 31, 2009 of $0.5 million was primarily a result of an increase in accounts payable and accrued liabilities from an increase in legal and professional services associated with our initial public offering incurred late in the year offset in part by a decrease in deferred revenue as a result of more timely completion of services in line with the contractual billings.

Net Cash Used in Investing Activities

Net cash used in investing activities of $0.4 million for the three months ended March 31, 2009 was from purchases of property and equipment and internally developed intangible assets. Net cash used in investing activities of $0.8 million for the three months ended March 31, 2010 was from purchases of property and equipment and internally developed intangible assets.

Net cash used in investing activities was $2.5 million, $6.0 million and $6.9 million in the years ended December 31, 2007, 2008 and 2009, respectively. During the year ended December 31, 2007, cash used in investing activities was primarily used for the purchase of assay licenses, the purchase of property and equipment and the acquisition of EDI. In the year ended December 31, 2008, net cash used in investing activities was primarily used for acquiring a 47.9% interest in Psynova as well as purchasing property and equipment. During the year ended December 31, 2009, net cash used in investing activities was used for acquiring an additional

29.7% interest in Psynova, internally developed intangible assets as well as the purchase of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities of $37,000 for the three months ended March 31, 2009 was due to the payment of principal on long-term debt. Net cash used in financing activities of $0.7 million for the three months ended March 31, 2010 was primarily due to the deferral of costs associated with our initial public offering and to a lesser extent from the payment of principal on long-term debt and capital leases partially offset by the amortization of debt issuance costs and the payment of interest on our subordinated debt.

Net cash provided by financing activities was $10.7 million, $1.5 million and $11.3 million in the years ended December 31, 2007, 2008 and 2009, respectively. During the year ended December 31, 2007, we received our first outside capital investment with the issuance of $23.4 million in Series A-1 preferred stock. This was offset in part by a $5.1 million repurchase of common stock, $4.4 million redemption of Series A preferred stock, a $1.5 million payment of principal on long-term debt and a $1.6 million payment of Series A preferred stock dividends. During the year ended December 31, 2008, we issued $1.0 million in common stock and $0.6 million in long-term debt. This was offset in part by payments on long-term debt of $0.1 million. During the year ended December 31, 2009, we received $10.0 million in subordinated debt and drew down $3.5 million on the revolving line of credit offset in part by payments on long-term debt and capital leases of $0.2 million, the creation of an escrow balance of $1.0 million for interest payments on the subordinated debt and the deferral of $1.2 million in costs associated with our initial public offering.

Capital Resources

Since our inception, we have financed our operations through cash flows generated by operations and, to a lesser extent, borrowings and the sale of preferred and common stock. Our long-term subordinated debt, which had an outstanding balance of $10.0 million at March 31, 2010, matures on September 17, 2011. We expect to prepay the subordinated debt in full from the net proceeds of this offering.

In September 2007, we acquired the capital stock of EDI for a purchase price of €0.7 million, or $1.0 million. The purchase price was comprised of three components: (a) a payment of €0.3 million, or $0.4 million, upon the closing of the transaction; (b) €0.3 million, or $0.4 million, payable on the one-year anniversary of the closing of the transaction; and (c) 250,000 shares of Class B limited liability company interests of RBM Management Group, LLC upon closing in lieu of €0.2 million, or $0.2 million, in cash. The overall purchase price was $2.4 million which included the put option obligation, taxes paid on behalf of the seller and acquisition costs. We acquired EDI due to the immediate availability of product offerings that complemented our existing products. We assumed $53,000 in notes payable upon our acquisition of EDI, which was paid in full during the year ended December 31, 2009.

In May 2008, pursuant to the terms of a co-development and commercialization agreement we entered into with Psynova, we loaned Psynova $1.4 million in cash and provided a credit towards our MAP testing services of $1.0 million. Interest on the outstanding amount of the loan drawn by Psynova accrued at 8% per year on a monthly basis and was added to principal. In addition, Psynova granted to us the right to purchase 19,562,716 Preferred A Ordinary Shares at $0.13 per share. We granted Psynova the right to require us to purchase an additional 19,562,716 Preferred A Ordinary Shares if certain milestones were reached on or before December 31, 2008.

In November 2008, pursuant to Psynova achieving milestones related to our schizophrenia product, the amounts drawn under the loan, including all accrued interest, plus the credit for services converted into 15,558,003 of Preferred A Ordinary Shares. In addition, as a result of Psynova exercising its right to require us to purchase 19,562,716 Preferred A Ordinary Shares from it, we paid $1.3 million in cash and $1.2 million in credit toward future services. On November 21, 2008, we invested a total of $4.9 million in Psynova equity securities and owned 47.9% of the outstanding stock of Psynova. The investment was accounted for using the equity method beginning on December 1, 2008. In September 2009, we purchased an additional 21,718,276 shares of Preferred A Ordinary Shares in Psynova pursuant to a share purchase agreement by and between Porton Capital Inc., Porton

Capital Technology Funds, both third-party investors, and us for $5.5 million, bringing our total investment in Psynova to $9.8 million, net of our equity interest in the losses of Psynova. This brought our ownership interest to 77.6% resulting in Psynova’s financial position and results of operations being consolidated with our own as of and for the year ended December 31, 2009.

On August 10, 2009, we entered into a revolving line of credit with BBVA Compass Bank, or Compass, for up to $9.0 million. The monthly interest is calculated at the lesser of (i) the Compass prime rate plus 0.375% and (ii) the maximum rate which is the greater of the highest rate allowed per law and the highest rate allowed under the Texas Finance Code; the interest rate can never be less than 4% per annum. The line of credit also bears a 0.25% quarterly fee for any unused portion of the line of credit. Interest is due and payable monthly beginning one month after the loan date. Although monthly principal payments are not required, any unpaid principal balance is due and payable on the maturity date, which is August 10, 2011.

The balance drawn on the revolving line of credit was $3.5 million at March 31, 2010. The amount available to borrow at March 31, 2010 was $2.3 million. No additional amount was drawn on the revolving line of credit as of May 5, 2010. The maximum amount available to borrow on the line of credit is determined by taking the sum of (i) 85% of our eligible accounts receivable from domestic and Canadian accounts receivable, (ii) 90% of our eligible accounts receivable from international and foreign accounts receivable covered by receivable insurance, (iii) 70% of our eligible accounts receivable from international and foreign accounts receivable of a domestic public company not covered by receivable insurance not to exceed $0.5 million, (iv) 50% of our eligible accounts receivable from international and foreign accounts receivable not covered by receivable insurance not to exceed $0.5 million and (v) 60% of the value of eligible inventory; provided that the outstanding principal balance of all advances against eligible inventory shall not at any time exceed the lesser of 150% of our eligible accounts receivable or $4.5 million.

The agreement includes customary covenants for a credit agreement, including certain financial covenants. The financial covenants require a minimum tangible net worth of $6.5 million on a quarterly basis, pro-forma debt service coverage not less than 1.35 to 1 on a rolling quarterly basis and not less than 1.5 to 1 on a quarterly basis during the quarter ended March 31, 2010 and a fixed charge coverage ratio of at least 1.5 to 1 on a rolling quarterly basis. The Company was in compliance with all covenants as of March 31, 2010.

On September 17, 2009, we entered into a Loan and Security Agreement for subordinated debt with Heartland Community Bank, or Heartland, for $5.0 million in connection with our acquisition of an additional stake of 21,718,276 Preferred A Ordinary Shares in Psynova. The subordinated debt is secured by the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC in us. The debt bears interest at a fixed rate of 8% per annum. Quarterly interest payments of $0.1 million are due beginning on December 17, 2009. The first draw on the debt included $0.6 million that was deposited into an escrow account with the bank from which the quarterly interest payments will be made.

On December 31, 2009, we amended our Loan and Security Agreement with Heartland to increase the subordinated debt to $10.0 million to fund the launch of our VeriPsych test and to support general working capital needs. The additional $5.0 million of subordinated debt bears interest at a fixed rate of 8.00% per annum and matures on September 17, 2011. The additional subordinated debt is secured by the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC in us. As of March 17, 2010, quarterly interest payments of $0.1 million became due. The first draw on the debt included $0.5 million that was deposited into an escrow account with the bank from which the quarterly interest payments will be made.

The outstanding balance in the escrow account of $0.8 million at March 31, 2010 was included in restricted cash on the condensed consolidated balance sheet. Full payment of the accrued interest and unpaid principal balance will be due on the termination date of September 17, 2011.

Under the line of credit agreement with Compass, we will be deemed in default of the agreement if we default on our subordinated debt agreement with Heartland or if there is a foreclosure on the pledge of the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC. Under the Heartland subordinated debt agreement, we may be deemed in default of the agreement if we default on our line of credit agreement with

Compass. Heartland has agreed not to assert, collect, or enforce all, or any part of, the amounts due from us under the subordinated loan agreement without the prior written consent of Compass.

Capital Requirements

Our capital expenditures for the three months ended March 31, 2010 were $0.7 million. Our capital expenditures for the years ended December 31, 2007, 2008 and 2009 were $0.7 million, $1.4 million and $1.2 million, respectively. Our capital expenditures were primarily for laboratory equipment and corporate software.

We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditures and pay our debt service for at least the next 12 months. We cannot be certain that any of the products we have in development will be successful nor do we know if we will eventually be reimbursed by payors. Additionally, the nature and timing of the commercial launch of our VeriPsych test will depend, in part, on the amount of net proceeds we receive from this offering.

The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the following:

•	the rate of progress in establishing reimbursement arrangements with third-party payors;

•	the cost of expanding our commercial and laboratory operations, including our selling and marketing efforts;

•	the rate of progress and cost of research and development activities associated with expansion of our molecular diagnostic tests;

•	the rate of progress and cost of research and development activities associated with products and services in the research phase focused on molecular diagnostics;

•	the cost of acquiring or achieving access to tissue samples and technologies;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effect of competing technological and market developments;

•	the cost and delays in product development as a result of any changes in regulatory oversight applicable to our products; and

•	the expansion of our laboratory space at our principal executive offices in connection with the development of our molecular diagnostic tests, including the recruiting and training of employees and establishing additional operational, logistical and administrative infrastructure necessary to support a second laboratory facility.

Until we can generate a sufficient amount of product revenues to finance our cash requirements, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, borrowings or strategic collaborations. The issuance of equity securities may result in dilution to stockholders. If we raise additional funds by incurring additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products or grant licenses on terms that are not favorable to us. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our product development programs or market development programs, which would lower the economic value of those programs to us. Although we are not currently a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements, which could require us to seek additional equity or debt financing.

Contractual Obligations, Commitments and Contingencies

We generally do not enter into long-term minimum purchase commitments. Our principal commitments, in addition to those related to our long-term debt discussed below, consist of obligations under facility leases for office space in Austin, Texas, Lake Placid, New York and our EDI facility in Reutlingen, Germany.

The following table summarizes our outstanding contractual obligations as of December 31, 2009 (dollars in thousands):

	Total(2)	< 1 Year	1-3 Years	3-5 Years

Operating lease obligations(3)	$683	$313	$370	$—
Note principal payments	13,796	145	13,571	80
Note interest payments	1,019	577	440	2
Contractual dividend payments(1)	6,000	2,000	4,000	—

Total	$21,498	$3,035	$18,381	$82

(1)	The contractual dividend payments for the Series A-1 preferred stock are $1.0 million bi-annually beginning April 12, 2010. It is assumed that the Series A-1 preferred stock will convert on the fifth anniversary after the issuance. A payment of $1.0 million was made to the Series A-1 preferred stockholders on April 13, 2010.

(2)	There are no contractual obligations beyond five years.

(3)	In March 2010, we amended our lease for our corporate headquarters and laboratory in Austin, Texas to, among other things, acquire additional space to accommodate our growth. The lease amendment was effective March 1, 2010. The increase in our total operating lease obligations resulting from the lease amendment is shown in the table presented below.

	Payments Due by Period
	Total	< 1 Year	1-3 Years	3-5 Years
		(In thousands)

Operating lease obligations	$2,220	$107	$737	$1,376

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Recent Accounting Pronouncements

In December 2007, the FASB issued guidance for noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, and for the deconsolidation of a subsidiary. Specifically, this guidance clarifies that noncontrolling interests in a subsidiary should be reported as equity in the consolidated financial statements. We adopted this guidance in the first quarter of 2009 and it did not have a material effect on the our results of operations and financial position.

In December 2007, the FASB issued guidance which impacts the accounting for business combinations. This guidance requires changes in the measurement of the assets and liabilities to a fair value method consistent with the guidance for fair value measurements. The guidance also requires a change in accounting for certain acquisition related expenses and business adjustments which are no longer considered part of the purchase price. This guidance is effective for fiscal years beginning on or after December 15, 2008, and was adopted by us on January 1, 2009. The adoption of this statement had a material impact on our consolidated financial statements as a result of our acquisition of a controlling interest in Psynova in September 2009.

In February 2008, the FASB issued guidance which delays the effective date of adopting guidance for measuring the fair value under GAAP for all non-financial assets and non-financial liabilities, excluding those assets that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We elected a partial deferral of the fair value guidance under the provisions associated with the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment. We are currently evaluating the impact of this standard on our financial statements.

In April 2008, the FASB issued guidance clarifying the determination of the useful life of intangible assets. This guidance amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets. The intent of this guidance is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This guidance was effective for financial statements in the first quarter of 2009. This guidance did not to have a material impact on our consolidated financial statements, but the potential impact is dependent upon the acquisitions of intangible assets in the future.

In March 2009, the FASB issued guidance clarifying accounting for research and development assets acquired in an asset acquisition. The guidance clarifies that all tangible and intangible research and development assets acquired in an asset acquisition shall be capitalized regardless of whether the assets have future use and they will be considered indefinite-lived until completion or abandonment of the associated research and development activities. This guidance was adopted on January 1, 2009 and had a material impact on our consolidated financial statements.

In April 2009, the FASB and the Accounting Principles Board issued guidance about interim disclosures about value of financial instruments that requires an entity to provide disclosures about fair value of financial instruments in interim financial information. The new guidance is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted the new guidance in the quarter ended June 30, 2009. There was no impact on our consolidated financial statements as it relates only to additional disclosures.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which the management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. We adopted this standard in the quarter ended June 30, 2009 and it did not impact the consolidated financial results. Management has evaluated subsequent events up to the date of our issued financial statements.

In June 2009, FASB issued The FASB Accounting Standards Codification, or the Codification, authorizing the Codification as the sole source for authoritative guidance in accordance with U.S. GAAP. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The position supersedes all accounting standards in U.S. GAAP, aside from guidance issued by the SEC.

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: the quoted price of the identical liability when traded as an asset; quoted prices for similar liabilities or similar liabilities when traded as assets; or another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of authoritative guidance. This statement becomes effective for the first reporting period, including interim periods, beginning after issuance. We adopted this statement in the year ended December 31, 2009 and it did not impact the consolidated financial results.

The FASB issued a standard that established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. This standard does not require assets and liabilities that were previously recorded at cost to be recorded at fair value or for assets and liabilities that are already required to be disclosed at fair value. This standard introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The fair value of the our financial instruments reflects the amounts that we estimate to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). This standard also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 — quoted prices in active markets for identical assets and liabilities.

Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — unobservable inputs.

The adoption of this standard did not have an effect on our financial condition or results of operations, but it introduced new disclosures about how we value certain assets and liabilities. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of December 31, 2008 and 2009, we did not have financial assets or liabilities that would require measurement on a recurring basis. At December 31, 2008 and 2009 all financial assets consisted of cash and cash equivalents at financial institutions in the United States.

In October 2009 FASB issued guidance for fair value measurements and improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The objective of the guidance is to improve these disclosures and improve transparency in financial reporting. The guidance now requires a reporting entity to (1) separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (2) present separately information about purchases, sales, issuances and settlements in the reconciliation of fair value measurements. In addition, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for purposes of reporting fair value measurement and the entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll-forward activity in Level 3 fair value measurements. These disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements.

In October 2009, the FASB issued guidance for multiple-deliverable revenue arrangements. This guidance requires an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple-element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. This guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. We are currently evaluating the impact of adopting this new provision.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Sensitivity

We had cash and cash equivalents of $5.0 million at March 31, 2010, $7.0 million at December 31, 2009 and $2.5 million at December 31, 2008. We held these amounts primarily in cash or money market funds.

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid securities with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates will reduce future interest income.

We had $3.5 million outstanding on our revolving line of credit at March 31, 2010. The interest rate on this debt is variable and adjusts periodically based on the lesser of the (i) Compass prime rate plus 0.375%; and (ii) maximum rate which is the greater of the highest rate allowed per law and the highest rate allowed under the Texas Finance Code; except the interest rate can never be less than 4% per annum. If the interest rate were to increase by 1%, our annual interest expense would change by approximately $22,000. If the interest rate were to decrease by 1%, there would be no effect on our annual interest expense.

Foreign Currency Risk

Our results of operations and cash flows will be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. dollar and the Euro and British Pound Sterling. Our historical revenue has generally been denominated in U.S. dollars and a significant majority of our current revenue continues to be denominated in U.S. dollars. Our expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States, Germany and the United Kingdom. Fluctuations in currency exchange rates could harm our business in the future.

Our objective in managing our exposures to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations on earnings and cash flows associated with foreign currency exchange rate changes. Accordingly, we utilize foreign currency forward contracts to hedge our exposure on firm commitments. Our exposure to foreign currency movements was in the Euro, Japanese Yen and British Pound currencies. We monitor our foreign currency exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. However, there can be no assurance that our foreign currency hedging activities will continue to substantially offset the impact of fluctuations in currency exchange rates on our results of operations and financial position in the future. We had no foreign currency forward contracts outstanding at December 31, 2008. We had one foreign currency forward contract as of December 31, 2009 for a firm commitment of $0.1 million. We had two foreign currency forward contracts at March 31, 2010 for firm commitments of $0.1 million. Since the forward contracts are for firm commitments, there is no risk on these contracts.

Business

Overview

We are a life sciences company focused on the development and commercialization of molecular diagnostic tests based on novel biomarker patterns, initially for the psychiatric market. We believe these patterns can provide quantitative, objective information to aid in the diagnosis and treatment of diseases or disorders where current objective tests either do not exist or are not sufficiently accurate. We develop molecular diagnostic tests using our proprietary multi-analyte profiling, or MAP, technology that qualifies biomarkers, such as proteins and hormones in biological fluid. Our technology enables us to efficiently screen large sets of well-characterized clinical samples from both diseased and non-diseased populations against our extensive menu of biomarker tests. Analyzing the data generated from these tests, we attempt to discover biomarker patterns that indicate a particular disease or disorder with a high degree of accuracy. We then create and validate diagnostic test panels that allow us to analyze a patient sample and deliver a result that can aid the physician in making diagnostic and treatment decisions. We are commercializing our initial molecular diagnostic test panels as Laboratory Developed Tests, or LDTs, using our high-complexity Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratory. Our molecular diagnostics testing leverages the logistical infrastructure and technology used for the last eight years in our pharmaceutical testing products and services. During this period we have developed and validated our menu of immunoassays in the course of serving the needs of our pharmaceutical, biotechnology and medical research customers. We believe we have assembled the largest collection of validated multiplexed biomarker immunoassays in the life sciences industry, allowing us to cast a wide net in the search for clinically relevant biomarker patterns.

Our initial molecular diagnostic test panel, our VeriPsych test, is a blood-based test that evaluates a proprietary set of 51 biomarker tests. These biomarkers are associated with various biochemical pathways, including inflammation, metabolism and cell-to-cell signaling. Many of these pathways, as well as most of the individual biomarkers that our panel measures, have been associated with mental illness in hundreds of peer-reviewed publications. Based on our clinical studies, we believe our VeriPsych test will aid psychiatrists in the diagnosis of recent-onset schizophrenia, bipolar disorder, and major depressive disorder. According to the National Institute of Mental Health, approximately 22.9 million patients in the United States exhibit symptoms consistent with these disorders. These disorders are often chronic and progressive, and are expensive to the healthcare system and society in general. Diagnosis is currently based on the patient’s self-reported experiences and observed behavior. The clinical similarity in experiences and behaviors among these patients creates a formidable diagnostic challenge that frequently leads to misdiagnosis and potentially years of inappropriate and ineffective treatment. Our studies suggest that these disorders have distinct biochemical patterns that can be objectively measured by blood-based diagnostic tests.

We conducted a three-site clinical validation study with over 1,200 well-characterized samples from patients with various mental illnesses, including 593 samples from confirmed schizophrenics and 245 samples from normal controls. Our VeriPsych test differentiated patients with recent-onset schizophrenia from normal controls with a sensitivity of 84%, specificity of 85% and an Area Under the Receiver Operator Curve, or AUROC, of 0.89. Based on these results we believe our VeriPsych test can be a valuable tool for psychiatrists seeking an objective test to aid in the initial diagnosis of recent-onset schizophrenia.

In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatry centers including the Laureate Psychiatric Clinic and Hospital in Tulsa, Oklahoma, the Department of Psychiatry at the University of Minnesota in Minneapolis, Minnesota, and at the Department of Psychiatry and Behavioral Science at the KU School of Medicine-Wichita in Wichita, Kansas. We have also begun marketing our VeriPsych test to selected psychiatric group practices including the Austin Neuropsychiatric Clinic, Carolina Partners in Mental Health and the Johns Hopkins Mood Disorders Center. We plan a broader launch of our VeriPsych test for this use in the second half of 2010.

During development and validation of our initial schizophrenia indication, our VeriPsych test also differentiated between patients with schizophrenia, patients with bipolar disorder and patients with major depressive disorder, based on a limited number of samples. We are currently conducting clinical studies on the expanded populations of bipolar disorder and major depressive disorder patients that we expect will be sufficient to validate a differential diagnosis indication for our VeriPsych test. Because of the challenge in diagnosing patients with these three disorders, this test may significantly increase our VeriPsych test’s utility for a broader group of patients. We expect results from these studies to be available for bipolar disorder and major depressive disorder in the second half of 2010 and, if the results are compelling, we intend to begin marketing our test for the differential diagnosis indication in early 2011. As we continue to collect additional patient samples, we intend to further validate and commercialize our VeriPsych test for additional indications that will expand the utility and market for our test.

We also have several development-stage programs with significant commercial potential targeting diseases and disorders where there are limited diagnostic testing options currently available. We are developing two tests using a subset of the biomarkers in our VeriPsych test that, based on the results of two clinical studies, we believe may be useful to primary care physicians, military healthcare professionals and other non-psychiatrists as a first-line tool for the early identification of patients in need of psychiatric care. In addition, we, through Psynova, are collaborating with Roche to develop a companion diagnostic test to be used in tandem with a Roche drug that is in clinical development. Finally, we are also collaborating to develop diagnostic tests in several other areas including cancer, infectious diseases, kidney disease and neurodegenerative disease. We do not intend to commercialize all future opportunities ourselves and expect that where we determine it is appropriate we will license the commercialization rights for certain opportunities to third parties or enter into other agreements with strategic partners.

In addition to developing molecular diagnostic tests, we provide testing products and services to the pharmaceutical, biotechnology and medical research industries based on our menu of validated biomarker immunoassays. We believe our proprietary MAP technology creates efficiencies in the drug discovery and development process by providing researchers with more information on the effect of a particular drug on specific biomarkers. Our testing services are based on our menu of validated biomarker immunoassays, which we developed for our multinational pharmaceutical and biotechnology company customers. The 51 biomarkers included in our VeriPsych test are part of this menu of immunoassays.

Industry Overview

Molecular diagnostic medicine is based on the analysis of biological processes at the molecular level through the measurement of biomarkers. A biomarker can be a gene, nucleic acid, protein, peptide, enzyme, hormone or other biochemical that can be objectively measured as an indicator of normal biologic processes, disease processes, or biologic responses to a therapeutic intervention. Almost every disease or disorder changes the levels of certain biomarkers in a manner characteristic of that condition. When these changes can be measured they help physicians:

•	identify the presence of disease or disorder, either before or after the appearance of symptoms;

•	predict the likely future course of a disease or disorder;

•	predict treatment response before initiation of therapy, or predict treatment outcomes early in the course of therapy;

•	predict toxicity and side effects of therapy before initiation, or detect such effects before symptoms appear; and

•	indicate whether or not a patient is responding to therapy.

In drug development, biomarkers can provide information to create effective drug development strategies that minimize risk and time to market and enable researchers to:

•	identify potential drug targets;

•	predict toxicological effects in the early stages of drug development;

•	assess drug safety and efficacy; and

•	stratify patient populations during the later stages of drug development and clinical trials.

We believe the ability to identify and accurately measure, in an efficient, cost-effective way, the concentrations of specific biomarkers and, more importantly, biomarker patterns that correlate to diseases or medical conditions, will become increasingly important in both medicine and pharmaceutical research and development. According to a report by Global Industry Analysts, Inc., the global molecular diagnostics market will be $3.7 billion in 2010 and will grow to $6.4 billion by 2015.

Limitations of the Current Diagnostic Paradigm

Some diseases can be easily diagnosed and monitored using a single, unequivocal biomarker associated with the disease. For example, glucose levels provide all the essential information a physician needs to diagnose diabetes and all the information the patient needs to self-monitor and treat. Many diseases, however, are complex and multi-factorial, involving multiple biochemical pathways and biomarkers. Due to the natural variation in observable biochemical traits in the general population, there are few single-biomarker tests that can diagnose complex and multi-factorial diseases with clinically acceptable sensitivity and specificity.

Until recently, diagnostic researchers did not have the biochemical and engineering technology necessary to cost-effectively quantify multiple biomarkers simultaneously from large numbers of blood samples. Researchers have been limited by the higher cost and fluid requirements that are necessary to study large numbers of biomarkers using enzyme-linked immunosorbent assay, or ELISA, technology. High-throughput, multiplexed diagnostic technologies have recently been developed to analyze a larger number of biomarkers simultaneously in order to discover patterns of biomarkers that may lead to more accurate diagnosis of disease or medical conditions. Some of these technologies have faced limitations, however, in their ability to reproducibly provide a high level of sensitivity and specificity, while using a commercially viable sample volume.

Our Solution

We develop molecular diagnostic tests using our proprietary MAP technology. We have developed over 400 distinct immunoassays that we configure into panels for use in diagnostic and research applications. Using a bead-based multiplexing technology combined with laboratory robotics, we are able to rapidly conduct simultaneous quantitative analysis of a large number of biomarkers from a small sample of serum, plasma or other bodily fluids. Statistical analysis identifies the most relevant biomarkers in clinical samples from patients known to have a given disease or disorder. We then create and validate diagnostic immunoassay panels that allow us to analyze a patient sample and deliver a result that can aid the physician in making diagnostic and treatment decisions.

We believe our proprietary MAP technology offers several important advantages over existing biomarker discovery and diagnostic methods for complex, multi-factorial diseases, including:

•	An extensive menu of immunoassays. We believe we have the most extensive menu of validated multiplexed biomarker immunoassays in the industry, enabling us to cast a wide net in the search for clinically relevant biomarker patterns.

•	Greater diagnostic accuracy. We believe we can measure more biomarkers than any other immunoassay platform using a comparable sample volume, resulting in molecular diagnostic tests with high sensitivity and specificity.

•	Precise, reproducible data. Our solution is highly standardized, combining the precision of Luminex technology and liquid handling robots. Together with other proprietary immunoassay processes, we are able to deliver data with a high degree of precision and reproducibility.

•	Cost-effective results. By rapidly analyzing a large number of biomarkers in a small sample volume, we are able to efficiently and cost-effectively deliver results that would otherwise require a large sample volume, multiple tests, and ultimately higher costs and greater complexity using less sensitive or less precise techniques.

We have applied our proprietary MAP technology to discover unique biomarker patterns characteristic of several diseases and disorders, initially in psychiatry, for which blood-based diagnostic tests are currently unavailable or inadequate. We believe these patterns provide clinically relevant information for the diagnosis of these conditions. Our VeriPsych test represents our first commercial molecular diagnostic test resulting from this approach with an initial indication for recent-onset schizophrenia.

Our Strategy

Our strategy is to become a leader in the development and commercialization of molecular diagnostic tests based on novel biomarker patterns discovered using our proprietary MAP technology. To achieve this strategy, we plan to:

Successfully Commercialize Our VeriPsych Test as an Aid in the Diagnosis of Recent-Onset Schizophrenia

We have developed a marketing strategy to establish our VeriPsych test as the standard of care in the diagnosis of major mental illness. We initially marketed our VeriPsych test at several leading academic psychiatric centers and have subsequently begun marketing it to selected psychiatric group practices as an aid to psychiatrists in the diagnosis of recent-onset schizophrenia. We expect that feedback from psychiatrists at these centers and practice groups will allow us to refine the reports provided to psychiatrists and to optimize our logistical infrastructure for our broader launch of the test. If this limited launch generates positive experiences and endorsements by psychiatrists at these institutions and practice groups, we would leverage this group as a validating base for our broader launch in the second half of 2010. As we expand our sales and marketing department, our molecular diagnostics sales force will leverage anticipated peer-reviewed publications, presentations at psychiatric meetings and targeted educational efforts to market our VeriPsych test to psychiatrists and other mental health professionals. We also intend to seek support of mental health advocacy groups, such as the National Depression and Bipolar Support Alliance and the National Association on Mental Illness, for our VeriPsych test. We believe the support of these groups would raise awareness of the benefits and uses of our VeriPsych test in the mental health community. Finally, in connection with these activities, we believe it is important to work with the American Psychiatric Association to establish our VeriPsych test as the standard of care for assisting in the diagnosis of major mental illness.

Validate and Commercialize Additional Indications for Our VeriPsych Test

We intend to further validate and commercialize additional indications for our VeriPsych test that will expand its utility and potential market. The first expanded indication is a test for the differential diagnosis of recent-onset schizophrenia, bipolar disorder and major depressive disorder. We have initiated multiple clinical trials to validate the use of our VeriPsych test for these indications with the intent of commercializing this test in 2011. If successful, we expect that these additional indications would substantially increase the utility and market for our test as an initial diagnostic tool. In addition, we are exploring further indications for our VeriPsych test based on data observed in our clinical trials, including the ability to diagnose minimally drug-treated patients and to confirm the diagnosis of patients up to five years following their initial diagnosis. These indications, if successful, could expand the use of our test beyond the recent-onset diagnostic market to include portions of the larger prevalence market of patients already carrying a diagnosis.

Continue to Expand our Molecular Diagnostic Offerings in the Psychiatric Market

We intend to leverage the research, development, commercialization and marketing infrastructure developed in connection with our VeriPsych test to introduce other molecular diagnostic tests targeting the psychiatric market. We have several programs currently in development, including diagnostic test that would be marketed to primary care physicians and other non-psychiatrists, a second version of this test for military healthcare providers, and a companion diagnostic test currently being developed in collaboration with Roche to be used in tandem with a Roche drug that is in clinical development. In addition to these programs currently in development, we intend to explore other significant opportunities within the psychiatric market, including the development of additional companion diagnostic and therapeutic monitoring tests, tests that may predict impending psychosis, and tests that may predict specific therapeutic response prior to treatment.

Advance and Expand Our Pipeline of Molecular Diagnostic Tests Across Multiple Attractive Indications By Leveraging our Pharmaceutical Testing Products and Services

We have a robust pipeline of molecular diagnostic tests under development that we believe is capable of generating a series of new products over the next several years. We are focusing our development efforts in areas unserved or underserved by other molecular diagnostic tests. We are pursuing companion diagnostic opportunities with customers of our pharmaceutical testing products and services. We believe we can leverage this part of our business to identify additional molecular diagnostic opportunities, discover novel diagnostic biomarker patterns and gain access to patient samples. The continued growth of our pharmaceutical testing products and services is an important part of our strategy to expand our molecular diagnostic tests.

Expand Our Existing Pharmaceutical Testing Products and Services

We intend to continue expanding our menu of immunoassays and focused biomarker panels for specific research applications. We currently market our pharmaceutical testing products and services primarily through a direct sales force and we intend to add sales professionals in the United States and internationally. We also intend to add distributors to further access international markets. Additionally, as part of our overall marketing strategy, we have entered into co-marketing agreements with Charles River Laboratories, Inc. and Covance Central Laboratory Services Limited Partnership, a subsidiary of Covance Inc., to gain additional access to certain pre-clinical and clinical markets.

Our Molecular Diagnostic Tests

We develop and commercialize molecular diagnostic tests based on novel biomarker patterns. We develop our tests using our proprietary MAP technology, which allows us to screen large sets of patient samples against our extensive menu of multiplexed biomarker immunoassays. We intend to commercialize our initial molecular diagnostic test as a LDT using our high-complexity CLIA-certified laboratory. Our molecular diagnostic tests leverage the logistical infrastructure and technology used for the last eight years for our pharmaceutical testing products and services. Our initial molecular diagnostic tests will be focused on the psychiatric market.

The Challenge of Diagnosing and Treating Psychiatric Disorders

Psychiatric disorders are widely recognized as difficult to diagnose even for the most experienced psychiatrists. Diagnosis is currently based on the patient’s self-reported experiences and observed behavior. Accurate and timely diagnosis is critical to the successful treatment of recent-onset schizophrenia as well as other mental disorders. However, the subjective nature of current diagnostic criteria and symptom overlap with other mental disorders frequently leads to misdiagnosis and potentially years of inappropriate and ineffective treatment. According to a study presented by the National Depression and Bipolar Support Alliance, there is an average delay of 10 years from the first onset of symptoms to correct diagnosis and treatment of psychiatric disorders. The use of illicit drugs, severe depression, bipolar disorder and delirium can all cause psychotic symptoms similar to those associated with schizophrenia. For this reason, the diagnosis often changes over time.

The Initial Diagnosis Market

We define the initial diagnosis market as the number of patients each year that present to hospitals or clinics with symptoms of major mental illness that may lead to a diagnosis of schizophrenia, bipolar disorder or major depressive disorder. According to a report published by the United States Centers for Disease Control and Prevention, or CDC, approximately 1.7 million patients were discharged from U.S. non-federal short-stay hospitals in 2005 with a primary diagnosis that may have symptoms that overlap with these disorders, including schizophrenic disorders, affective psychoses such as manic, major depressive and bipolar disorders, paranoid states, nonorganic psychoses, alcoholic psychoses and drug psychoses. This number does not include the additional patients that are initially diagnosed each year in a psychiatric clinic or other outpatient setting. While there is limited data available to quantify the size of this market, we believe that the majority of patients are diagnosed in these outpatient settings.

The Prevalence Market

According to the National Institute of Mental Health, approximately 22.9 million patients in the United States carry a diagnosis of schizophrenia, bipolar disorder, or major depressive disorder. In a given year, approximately:

•	2.4 million American adults, or about 1.1% of the U.S. population age 18 and older, have schizophrenia. Schizophrenia often first appears in men in their late teens or early twenties. In contrast, women are generally affected in their twenties or early thirties.

•	5.7 million American adults have bipolar disorder, or about 2.6% of the U.S. population age 18 and older, with a median age of onset of 25.

•	14.8 million American adults have major depressive disorder, or about 6.7% of the U.S. population age 18 and older. Major depressive disorder is the leading cause of disability in the United States for ages 15 to 44 and has a median age of onset of 32.

Our VeriPsych Test

Our VeriPsych test is a blood-based test consisting of 51 individual biomarker immunoassays and an associated algorithm. We believe this test can be useful as an aid in the diagnosis of recent-onset schizophrenia, bipolar disorder and major depressive disorder. Our first indication targets the initial diagnosis market for schizophrenia. Additionally, we believe there is an unmet need for tests addressing the prevalence market, patients switching to new physicians, patients switching to different medication or patients who are unresponsive to treatment.

Over the last three years, we and Psynova have independently conducted surveys of approximately 225 psychiatrists to determine the potential demand for a blood-based diagnostic test for use in connection with the diagnosis of psychiatric disorders. Of the psychiatrists surveyed, 93% said they would use a blood-based test for new patients with symptoms of a potentially serious mental illness. These surveys also showed that 73% of these psychiatrists would use a blood-based test on patients already carrying a diagnosis of schizophrenia.

Schizophrenia Diagnosis Indication

Schizophrenia is characterized by abnormalities in a person’s perception or expression of reality. Onset of symptoms typically occurs in men in their late teens or early twenties and women in their twenties and thirties. Symptoms include hallucinations, delusions, disordered thinking, movement disorders, social withdrawal and cognitive deficits. Schizophrenia is a devastating disorder that is very costly to families of afflicted persons and society in general. According to an article published by the Journal of Clinical Psychiatry, the overall cost of schizophrenia in the United States in 2002 was estimated to be $62.7 billion, including $22.7 billion in excess direct healthcare costs. Other costs include incremental social burdens, such as homeless shelters and law enforcement as well as productivity losses.

Schizophrenia is a progressive, degenerative disorder, and the patient’s chances for a normal life diminish with each psychotic episode. Consequently, psychiatrists are faced with the challenge of choosing the right drug for a given patient as soon as possible. In general there are different drugs used in the treatment of schizophrenia, bipolar disorder and major depressive disorder. Inappropriate medication is likely to be ineffective at limiting psychotic episodes and disease progression, and may lead to severe adverse reactions.

We have completed clinical validation of our first indication and are commercializing our VeriPsych test to aid psychiatrists in the diagnosis of recent-onset schizophrenia. The test includes an algorithm that estimates the mathematical similarity of a patient’s biomarker pattern to that of confirmed schizophrenics. In March 2010, we began making our VeriPsych test as an aid in the diagnosis of recent-onset schizophrenia available for order. We focused our initial marketing efforts on several leading academic psychiatry centers including the Laureate Psychiatric Clinic and Hospital in Tulsa, Oklahoma, the Department of Psychiatry at the University of Minnesota in Minneapolis, Minnesota, and at the Department of Psychiatry and Behavioral Science at the KU School of Medicine-Wichita in Wichita, Kansas. We have also begun marketing our VeriPsych test to selected psychiatric group practices including the Austin Neuropsychiatric Clinic, Carolina Partners in Mental Health and the Johns Hopkins Mood Disorders Center. We intend to use our early experience with these psychiatric centers and group practices to refine the process by which psychiatrists order and use the results of our VeriPsych test, the manner in which the results are reported and our educational programs. We expect that this limited initial launch will assist in the broader launch of our VeriPsych test for this use in the second half of 2010.

Differential Diagnosis Indication

We are currently conducting additional clinical studies to validate a second use of our VeriPsych test as an aid in differentiating among patients with schizophrenia, patients with bipolar disorder and patients with major depressive disorder. The three major diseases have a continuum of symptoms that, based on the phase of the disease, can present significant diagnostic difficulties. For example, the manic state of bipolar disorder can have symptoms virtually identical to recent-onset schizophrenia, while the depressive phase of bipolar is often indistinguishable from major depressive disorder. Occasionally, early schizophrenia may cause negative symptoms which can be confused with depression. We expect that this indication will utilize separate algorithms for patients expressing primarily psychotic symptoms and for patients expressing primarily depressive symptoms, which would be selected based on the initial clinical evaluation of the ordering physician. Results for this test would also be reported using a linear scale of similarity, with separate reports indicating the mathematical similarity of a patients’ biomarker pattern to patterns indicative of schizophrenia, bipolar disorder and major depressive disorder. Because of the challenge in diagnosing patients with these three conditions, the differential diagnosis indication for this product is likely to significantly increase our VeriPsych test’s utility for a broader group of patients and is expected to result in significant growth in adoption and utilization by physicians.

Clinical Development and Validation of Our VeriPsych Test

We developed our VeriPsych test by analyzing over 2,900 well-characterized samples from patients with a variety of mental illnesses. These samples were collected from patients followed for as many as nine years to ensure accurate patient diagnosis. We, along with the Bahn Laboratory of Cambridge University and Psynova, worked with ten different research institutions collecting samples from six different clinical sites to develop and validate a biomarker panel that differentiates schizophrenia from controls and other psychiatric and neurologic disorders with a high degree of sensitivity and specificity. The research and clinical sites were:

•	Walter Reed Army Institute of Research, Silver Spring, Maryland

•	Johns Hopkins Hospital, Baltimore, Maryland;

•	The Stanley Medical Research Institute, Chevy Chase, Maryland;

•	Department of Psychiatry and Psychotherapy, University of Cologne, Germany;

•	Central Institute of Mental Health, University of Heidelberg, Mannheim, Germany;

•	Department of Psychiatry, University of Muenster, Germany;

•	Department of Psychiatry, University of Magdeburg, Germany;

•	Department of Psychiatry, Erasmus University Medical Center, Rotterdam, Netherlands;

•	The Autism Research Centre, Department of Psychiatry, University of Cambridge, Cambridge, United Kingdom; and

•	Institute of Biotechnology, University of Cambridge, Cambridge, United Kingdom.

VeriPsych Test Pattern Discovery Phase

Our DiscoveryMAP was used in a three-site retrospective trial to measure biomarkers in samples collected from a total of 445 individuals with known clinical outcomes, including 163 recent-onset schizophrenia patients, 32 bipolar disorder patients, 50 major depressive disorder patients, and 200 healthy, matched control subjects. These individuals were recruited between 2000 and 2008 from the Departments of Psychiatry at the Universities of Cologne, Muenster and Magdeburg in Germany. The samples were collected under standard operating procedures, or SOPs, and patients were ultimately diagnosed based on the Structured Clinical Interview method as outlined in DSM-IV, the standard method currently used for the diagnosis of psychiatric disorders. These sites were chosen for our discovery phase due to their rigorous evaluation techniques, including an initial 40-day inpatient evaluation period and a multi-year follow-up program, which we believe results in highly accurate diagnosis.

Using the results from the University of Cologne site, which we believe had the most closely matched schizophrenics and healthy controls of the three sites, we discovered a pattern based on the concentrations of 36 individual biomarkers that best discriminated the schizophrenia patients from the healthy controls. The biomarker pattern identified in this study was then tested as a potential diagnostic tool using blinded samples from all three clinical sites. The results of this test suggested that the biomarker pattern could be used to successfully and reproducibly identify schizophrenia patients compared to healthy controls across the three sites with clinically relevant sensitivity and specificity.

VeriPsych Test Clinical Evaluation

We next applied DiscoveryMAP to samples from two additional European sites, as well as United States Military samples collected prior to a patient’s first psychotic episode. The goal of this study was to further evaluate the 36 biomarker panel as an aid in the diagnosis of recent-onset schizophrenia and to identify additional biomarkers that could aid in the differentiation of schizophrenia from other psychiatric disorders, primarily bipolar disorder. In this study we had a large group of drug-naïve bipolar patients (112 samples), schizophrenics (177 samples), controls (273 samples), recent-onset major depression patients (35 samples) and patients with other neurologic disorders including multiple sclerosis, dementia, and autism spectrum disorder (650 samples).

The European samples were collected at Erasmus University and the University of Magdeburg. The diagnostic criteria were the same as those used in the prior three-site study. The U.S. Military samples were from patients later confirmed to have schizophrenia or bipolar disorder, again using the same diagnostic criteria. From this study, we were able to confirm the performance of the 36-biomarker panel and identify an additional 15 biomarkers that enhanced the sensitivity and specificity of our product to aid in the diagnosis of recent-onset schizophrenia. This combined 51-biomarker pattern demonstrated utility in differentiating schizophrenia from bipolar disorder, major depressive disorder and healthy controls. We then manufactured the commercial test for use in the clinical validation phase.

Clinical Validation of Our VeriPsych Test as an Aid in the Diagnosis of Resent-Onset Schizophrenia

For clinical validation, we applied this 51-biomarker test to 838 well-characterized samples obtained from three sites in Germany, including the Universities of Magdeburg, Cologne, and Muenster. Patients were diagnosed based on the Structured Clinical Interview for DSM-IV. Any patient whose clinical diagnosis required later revision was not used in this study, and those with a family history of mental disease or other medical conditions such as type II diabetes, hypertension, cardiovascular or autoimmune diseases, were excluded. Control subjects were again recruited from the same geographical area and matched to the respective patient populations based on social demographics. In this sample set, there were 593 schizophrenics and 245 controls. We analyzed the samples, employing the same protocols as those used in previous studies. Michael Walker, Ph.D., an experienced statistician affiliated with Stanford University, acted as the study coordinator for the validation and development of the algorithm. Dr. Walker randomized the data and provided half of the test results to Vladimir Vapnik, Ph.D., formerly of Bell Labs and the developer of the Support Vector Machine, a sophisticated statistical method for identifying patterns in complex data sets. Dr. Vapnik used this set of data, known as the training set, to develop the algorithm. With this algorithm in place, the second half of the test results were analyzed blinded (without patient demographics) by Dr. Vapnik for final validation of our VeriPsych test. Based on the results of this trial, our VeriPsych test was shown to differentiate between recent-onset schizophrenia patients and controls with the degrees of diagnostic accuracy as shown in the table below. The results of this study are described in a peer-reviewed article that has been accepted for publication in a biomarker focused journal. Drs. Walker and Vapnik are members of our Scientific Advisory Board.

Performance of Our VeriPsych Test for Recent-Onset Schizophrenia vs. Controls in the Clinical Validation Phase:

	Sensitivity	Specificity	AUROC

Recent-Onset Schizophrenia vs. Controls	84%	85%	0.89

Clinical Validation of Our VeriPsych Test as an Aid to Differential Diagnosis

During development and validation of our initial schizophrenia indication, our VeriPsych test was found to differentiate between patients with schizophrenia, bipolar disorder and major depressive disorder. However, the number of patients with bipolar disorder and major depressive disorder enrolled in our studies was insufficient to fully validate a differential diagnostic test. Therefore, we are currently conducting clinical studies on an expanded population of patients with bipolar disorder and major depressive disorder using the same validation process employed previously. We anticipate needing approximately 400 well-characterized samples from each disease state to complete this validation. We expect results to be available for bipolar disorder and major depressive disorder in the second half of 2010.

VeriPsych Test Line Extension

During development and validation of our initial schizophrenia indication, our VeriPsych test demonstrated the ability to distinguish schizophrenics already on drug treatment from controls and other major mental illnesses based on a limited number of samples. In connection with our Roche collaboration, we plan to test additional samples from patients on a variety of anti-psychotic medications. If these additional trials confirm the ability of our VeriPsych test to distinguish drug-treated schizophrenia patients from controls with a sufficient level of diagnostic accuracy, we believe this will allow us to expand the indication of our test into the prevalence market of patients already carrying the diagnosis of schizophrenia.

Third-Party Affirmation of Our VeriPsych Test Biomarkers

Affirmation of the relevance of a biomarker pattern to a particular disease often involves a review of the scientific literature to assess their association with that disease at the individual biomarker level. At least 31 of the biomarkers in our VeriPsych test have been associated with schizophrenia, bipolar disorder or major depressive disorder in hundreds of peer-reviewed publications on major mental illness over the last ten years. It is well-established that individual biomarkers may be useful for identifying a particular disorder. However, we believe that identification of individual biomarkers alone should not prevent the patentability of a particular novel panel that utilizes multiple biomarkers in combination to produce a unique and more accurate result.

Our Product Development Process

We developed our VeriPsych test using the multi-phased clinical development process described below.

Development of DiscoveryMAP: To date, we have compiled a menu of over 400 individual human and rodent immunoassays for use in multiple products and new assays are continuously added to this library. We have assembled what we believe are the most clinically relevant human immunoassays from our library into our DiscoveryMAP assay panel, which we use in our Pattern Discovery and Clinical Evaluation Phases. Historically, the biomarker selection process has been conducted in collaboration with our pharmaceutical testing services customers, including leading pharmaceutical, biotechnology, government and academic research laboratories. Together with these customers we select relevant biomarkers of key biochemical pathways based on the peer-reviewed literature and our own biomarker expertise.

Pattern Discovery Phase: The goal of this phase is to identify disease-specific biomarker patterns from samples tested on our DiscoveryMAP prior to moving the program into development. Studies in this phase are typically small, involving several hundred well-characterized disease samples and normal controls obtained from just a few clinical sites. We then apply a variety of statistical techniques to a subset of these data sets to detect the characteristic changes in certain biomarker levels in diseased patients as compared to controls. This biomarker pattern is then applied, on a blinded basis, to the remaining data set to evaluate its potential diagnostic utility.

Clinical Evaluation Phase: In this phase, new sample sets focused on the specific patient population of interest are collected from additional clinical sites to evaluate the performance characteristics of the pattern found in discovery phase and to uncover any additional biomarkers that can improve the sensitivity and specificity of the diagnostic pattern. We apply DiscoveryMAP to these sample sets and then conduct biostatistical modeling of the biomarker data to develop the best quantitative correlation to the target disease. Based on the results of this evaluation, we select the final set of immunoassays to be used in our molecular diagnostic panel. We then manufacture the commercial test for use in the clinical validation phase.

Clinical Validation Phase: In this phase, we conduct one or more validation studies to test our candidate immunoassay panel. A study in this phase is typically multi-site with larger sample numbers and with data controlled by a neutral study coordinator. Our statisticians use a random subset of the data with the patient demographics as a training set for diagnostic algorithm development. Once the algorithm is finalized, the remaining data are analyzed on a blinded basis by our statisticians for final test validation.

Commercialization and Line Extension Phase: Once a test is commercialized, we may perform additional studies designed to support the test’s clinical utility and to broaden its use in additional patient populations or for additional indications. Such studies may be prospective to verify that our test is improving patient outcomes. These types of studies may be useful for driving adoption and reimbursement by physicians and payors.

Diagnostic Test Development Pipeline

Our pipeline of molecular diagnostic tests includes both early and later-stage products. Some of our programs are summarized or listed below.

Nonspecific Mental Illness

Primary Care Application

We are developing a test using a subset of biomarkers in our VeriPsych test that, based on the results of two clinical studies, we believe may be useful to primary care physicians and other non-psychiatrists as a first-line tool for patients who may require further evaluation by a mental health specialist. The initial point of contact with the healthcare system for patients at the earliest stages of mental illness is often at the primary care physician level. These physicians may prescribe treatments themselves. However, in most cases they choose to refer patients to a mental health specialist for further evaluation and treatment. Because most primary care physicians are not specifically trained in psychiatry, they may fail to recognize, or may improperly classify these patients, potentially leading to delayed or inappropriate treatment. Additionally, primary care physicians face the challenge of determining the appropriate course of treatment for patients with emotional or behavioral disturbances that may not be mental health related, such as those caused by drugs, alcohol, injury or other disabilities. When these patients are incorrectly determined to have a mental illness, improper therapy or unnecessary specialist referrals may lead to increased costs to the healthcare system, while also potentially delaying appropriate treatment. This project is now in the clinical evaluation phase, and we are planning clinical trials to further advance this application in 2010. Assuming successful progress through this phase and the subsequent clinical validation phase, we anticipate possible commercialization of this application in 2012. However, we cannot assure you that we will successfully commercialize this application in this time period, or at all. For more information on the risks associated with successfully commercializing new products and applications, see “Risk Factors—Risks Related to Our Business—If we fail to develop additional indications for our VeriPsych test or new molecular diagnostic tests, discover novel biomarker patterns, or develop new immunoassays, our future growth may be materially adversely affected.”

Military Application

Military healthcare providers have expressed interest in a test that could help them determine those who are at greatest risk of developing some form of mental illness. In addition, this test may be valuable in determining who among those currently displaying abnormal behavior will require substantial treatment intervention. Based on data from two clinical studies, we believe that a modified version of the test developed for the primary care market may be used for this application. This project is now in the clinical evaluation phase, and we are planning clinical trials to further advance this application in 2010. Assuming successful progress through this phase and the subsequent clinical validation phase, we anticipate possible commercialization of this application in 2012. However, we cannot assure you that we will successfully commercialize this application in this time period, or at all. For more information on the risks associated with successfully commercializing new products and applications, see “Risk Factors—Risks Related to Our Business—If we fail to develop additional indications for our VeriPsych test or new molecular diagnostic tests, discover novel biomarker patterns, or develop new immunoassays, our future growth may be materially adversely affected.”

Schizophrenia Companion Diagnostic

Through Psynova, we are collaborating with Roche on a companion diagnostic test to be used in tandem with a Roche drug that is in clinical development. Companion diagnostic tests are designed to assist physicians in making treatment decisions by predicting or monitoring the safety or efficacy of a drug. We are developing a companion diagnostic that will indicate whether the Roche drug will improve certain patient outcomes. Roche has provided us with patient samples from a previously conducted clinical trial. During the pattern discovery phase, we will use

DiscoveryMAP to search for biomarker patterns that correlate with positive clinical outcomes. If an appropriate biomarker pattern is identified, we expect Roche to supply us with additional samples in connection with a subsequent clinical trial. Any resulting companion diagnostic would be developed either by Psynova, as the preferred developer of the companion diagnostic in partnership with Roche, or by Roche, which would result in milestone and royalty payments to Psynova.

Other Diagnostic Test Candidates

We are developing a variety of molecular diagnostic tests as reflected in the table below. None of our molecular diagnostic tests shown below will be commercialized prior to 2012, except as indicated in the table below. However, we cannot assure you that we will successfully commercialize any of these products in these time periods, or at all. For more information on the risks associated with successfully commercializing new products and applications, see “Risk Factors—Risks Related to Our Business—If we fail to develop additional indications for our VeriPsych test or new molecular diagnostic tests, discover novel biomarker patterns, or develop new immunoassays, our future growth may be materially adversely affected.

Product Area	Indication	Development Status	Partner

Ovarian Cancer	Need for gynecological oncologist for pelvic mass surgery	Clinical Validation Phase, commercialization decision in 2011	Correlogic, Inc.
Hepatitis C	Predict responsiveness to Interferon-alpha therapy	Clinical Evaluation Phase	European collaborator
Alzheimer’s disease	Early diagnosis	Clinical Evaluation Phase	Satoris Inc., Pfizer Inc., University of Pennsylvania, Commonwealth Scientific and Industrial Research Organisation, Texas Alzheimer’s Research Counsel
Kidney transplant	Early detection of transplant rejection	Pattern Discovery Phase	Northwestern University, Scripps Research Institute
Kidney disease	Detection of kidney toxicity	Pattern Discovery Phase	Boehringer Ingelheim GmbH

Clinical Advisory Board

We engage a Clinical Advisory Board to provide us with expert guidance in the areas of clinical trial development, clinical strategy, and product development strategy. The Clinical Advisory Board is composed of nationally recognized thought leaders in psychiatry and will meet with us semiannually to advise us in clinical and development strategy and to provide input and advice on emerging trends, competitive strategy and new opportunities. For more information on our Clinical Advisory Board, see “Management—Clinical Advisory Board.”

Principal Investigators

Several of our academic collaborators have chosen to work with us as principal investigators, in which the collaborator has no direct payment from the company, but does have a confidentiality obligation. These experts will assist in the design of clinical trials and the interpretation of the results. There is a potential for these relationships to change as the different diagnostic tests progress through validation, evaluation and general usage in clinical practice. For more information on our Principal Investigators, see “Management—Principal Investigators.”

Our Pharmaceutical Testing Products and Services

In addition to the development of molecular diagnostic tests, we provide MAP services to the pharmaceutical, biotechnology, and medical research industries. We believe that we are the largest biomarker testing laboratory specializing in delivering quantitative multiplexed immunoassay data on humans and rodents. Our MAPs measure up to hundreds of biomarkers in a small sample volume of a variety of biological sample types including serum, plasma and other biological fluids. These MAPs provide a comprehensive and cost-effective evaluation of the biomarker patterns critical to applications such as drug safety and efficacy, disease diagnosis, disease modeling, patient stratification as well as personal health assessments. Our lab services are typically delivered on a fee per sample basis as an outsourced service provider. Revenues generated by our MAP and custom MAP services were $10.5 million, $14.3 million and $19.2 million for the years ended December 31, 2007, 2008 and 2009, respectively. Revenues generated by our MAP and custom MAP services were $4.6 million and $4.2 million for the three months ended March 31, 2009 and 2010, respectively.

Our pharmaceutical testing products and services consists of four offerings:

•	MAP testing services;

•	custom MAP services;

•	multiplexed immunoassay kits; and

•	TruCulture and other co-culture services.

MAP Services

Our MAP services are built around our primary commercial products, including (i) DiscoveryMAP for use with human clinical samples, and (ii) RodentMAP for preclinical animal model testing. These provide cost-effective, reproducible, quantitative data from small biological sample volumes because of our miniaturized immunoassay format combined with robotic liquid handling. Our MAP services customers have historically included pharmaceutical and biotechnology companies and medical researchers.

Our MAP testing and new assay development service has enabled us to develop, expand, and validate our menu of biomarker immunoassays. This approach has resulted in an extensive menu of more than 400 biomarker immunoassays that address the full range of the drug development pipeline from cellular research through animal testing and into human clinical trials.

Customers using our MAP services provide us with samples from ongoing pharmaceutical research projects. Outsourced testing enables customers to reduce the costs of research and drug development. The data generated allows for better and more rapid decision making in the drug or consumer product development process, provides new insights for life scientists into biological systems and helps to generate new potential molecular diagnostic tests that may enable earlier detection of disease.

Service Offerings

Product	Species	Biomarkers	Application

DiscoveryMAP	Human	188	Comprehensive biomarker discovery panel
HumanMAP v. 1.6 antigens	Human	88	Biomarker discovery panel
HumanMAP v. 1.6 serology	Human	100	Auto-immune and infectious disease serology panels
InflammationMAP	Human	46	Inflammatory disease research
CardiovascularMAP	Human	50	Cardiovascular disease research
MetabolicMAP	Human	21	Metabolic disease research
KidneyMAP	Human	16	Kidney disease and toxicology
RodentMAP	Mouse/Rat	71	Biomarker discovery panel
Rat MetabolicMAP	Rat	21	Metabolic disease research
Rat KidneyMAP	Rat	12	Kidney disease and toxicology

Custom MAP Services

Our customers typically utilize one of the larger MAPs to identify useful biomarker patterns. As their research or clinical trial progresses they tend to use smaller, more focused panels of immunoassays. We have addressed this need by offering smaller custom MAPs for those customers pursuing more targeted research. In some cases, usually by customer request, we combine our MAPs with immunoassays performed on other platforms to supplement our menu of offerings.

Multiplexed Immunoassay Kits

Customers in all segments of the life sciences market often require both outsourced and in-house testing. Many of our customers have purchased bioassay technology platforms and have personnel dedicated to in-house testing. Therefore, we have developed multiplexed immunoassay kits that enable our customers to leverage our technology services with their in-house capabilities.

In 2008, we entered into a distribution agreement with EMD Chemicals Inc., or EMD, a U.S. affiliate of Merck KGaA, Darmstadt, Germany, to produce and market our multiplexed immunoassay kits. Our multiplexed immunoassay kits include all of the components necessary for a customer to perform a test on their own Luminex instrument. We have delivered 12 multiplexed kit products to EMD, which they have the exclusive right to market to existing users of the Luminex bioassay technology platform.

We believe our multiplexed immunoassay kits will allow us to access the in-house testing market and complement our existing out-sourced testing services.

TruCulture and Other Co-Culture Services

TruCulture is a simple, self-contained whole blood culture that can be deployed to clinical sites around the world for acquiring cell culture data without specialized facilities or training. The TruCulture system may allow pharmaceutical companies to identify drug toxicity prior to any human trials, potentially enabling a decision as to whether to continue a drug’s development earlier in the development process saving significant research and development costs. Our technology also includes human co-culture cell systems that mimic the immune system, blood, skin, gut and lung systems, which represents the major routes of system entry for most drugs.

Sales and Marketing

Molecular Diagnostic Tests

Our molecular diagnostic testing group is led by Anthony Barnes. Dr. Barnes has extensive experience in the marketing of immunodiagnostics and esoteric laboratory tests along with experience consulting in the development and marketing of pharmaceuticals. Don Beamish joined our diagnostic sales and marketing team to lead the commercial launch of our VeriPsych test and other molecular diagnostic tests. Mr. Beamish has extensive experience in leading marketing and sales teams in the neuroscience pharmaceutical area, most notably the marketing program for Seroquel, a leading atypical anti-psychotic drug marketed by AstraZeneca. We plan to have a team of 10 field-based sales professionals, in addition to four highly skilled medical science liasons (three of which are already on staff), and an office based marketing and customer service support team in place by the end of 2010. Our diagnostics sales and marketing team will initially target high-prescribing psychiatrists, high-patient-volume psychiatric hospitals and community mental health clinics, which we believe will represent approximately 40% to 50% of the total target population.

We are developing a highly technical sales approach for our molecular diagnostic sales force. We intend to train our sales team to promote the clinical benefits of our VeriPsych test, as well as to ensure that psychiatrists face minimal technical and logistical obstacles in adoption and repeat testing. Our tactical marketing representatives and technical sales specialists, when in place, will focus on educating physicians on the benefits of our VeriPsych test and presenting clinical validation data to support adoption of the test. Additionally, we plan to train our customer service representatives to offer ongoing support, including initial assistance with blood collection and sample shipment, reimbursement and other typical customer service functions.

Pharmaceutical Testing Products and Services

As of May 5, 2010, our sales and marketing team for our pharmaceutical testing products and services consisted of 13 employees including six regional sales representatives in the United States and three in Europe, supported by a four-member marketing team and outside marketing consultants. We market our testing services for drug discovery and development through technical presentation by our sales force in both domestic and international markets, participation in private and public research and development meetings, as well as newsletters, online communications, industry journals and other public relations and marketing activities. In addition, as part of our overall marketing strategy, we have entered into co-marketing agreements with Charles River Laboratories, Inc. and a subsidiary of Covance Inc., which allow us to leverage their extensive sales forces in certain preclinical and clinical markets.

Research and Development

We invest in research and development relating to our pharmaceutical testing products and services to expand our product offerings by adding new immunoassay panels and further improving our technology. For example, in recent years, we introduced several new immunoassay panels including Rat and Human KidneyMAP and DiscoveryMAP. We continually improve our technology by investing in laboratory automation, novel immunoassay processes, complex cell culture models, and information technology and software processes. Research and development expenses represent costs incurred to develop our testing services, products and technology as well as our molecular diagnostic tests and include the cost of personnel, software development, rent, reagents, lab supplies, sample acquisition costs and the costs of professional services to secure and maintain intellectual property rights.

Historically, we have relied principally on information accumulated through our testing work with pharmaceutical and biotechnology companies to direct our research and development activities. As we develop our molecular diagnostic tests, we expect to invest substantially in research and development. For example, we expect research and development expenses to increase in 2010 and beyond as a result of the acquisition of a majority interest in Psynova in September 2009, which will primarily function as a research and development department. In addition, we expect an increase in our research and development expenses as a result of our need for more self-directed research and development programs. As of May 5, 2010, our research and development team consisted of 28 employees. Research and development expenses were $1.5 million, $3.2 million and $4.8 million for the years ended December 31, 2007, 2008 and 2009, respectively. Research and development expenses were $0.9 million and $1.4 million for the three months ended March 31, 2009 and 2010, respectively.

Customers and Suppliers

We market our laboratory testing products and services primarily to drug development professionals at pharmaceutical and biotechnology companies. We provide pharmaceutical testing products and services to more than 300 pharmaceutical, biotechnology and medical research customers. During the year ended December 31, 2005, Charles River Laboratories International, Inc. and GlaxoSmithKline plc accounted for approximately 14% and 11%, respectively of our total revenue. During the year ended December 31, 2006, Merck & Co., Inc. accounted for approximately 12% of our total revenue. During each of the years ended December 31, 2007 and 2008, Johnson & Johnson accounted for approximately 12% and 11%, respectively, of our total revenue. During the year ended December 31, 2009, no customer accounted for more than 10% of our total revenue. During the three months ended March 31, 2009, Satoris, Inc. accounted for approximately 21% of our total revenues. No customer accounted for more than 10% of our total revenues during the three months ended March 31, 2010. In addition to the pharmaceutical and biotechnology market, we also have customers from leading government and academic research laboratories, consumer products companies and diagnostic companies.

We purchase materials from a variety of suppliers. Each immunoassay uses two antibody reagents and a protein standard. All of our biomarker assays require microspheres, buffers, diluents, and fluorescent detection reagents. We also purchase a variety of laboratory consumables such as microtiter plates and pipette tips. Important suppliers include Luminex Corporation for microspheres and R&D Systems for reagents, antibodies and protein standards.

Reimbursement and Billing

We expect payment for our VeriPsych test will proceed through the typical channels for commercial laboratory testing services in young patients, namely private health insurance providers and Medicaid. We have retained Laboratory Billing Solutions, Inc. an experienced laboratory billing and collection firm and expect to outsource this function to this firm or another comparable firm for the foreseeable future. This external source is responsible for submitting our claims to the appropriate payor and interacting with the payor in an appropriate way to maximize frequency of reimbursement approval. In addition, we intend to pursue reimbursement from patients on a case-by-case basis and establish procedures to ensure maximum reimbursement from individual patients. We anticipate submitting, either on our own or through a third-party, an application for our CLIA laboratory to be considered an out-of-network provider with several private insurance providers. We intend to pursue clinical laboratory service agreements with targeted private insurance companies on a case-by-case basis to enable us to automate our submission process and maximize reimbursement.

In the United States, the American Medical Association assigns specific Current Procedural Terminology, or CPT, codes, which are a classification used to report medical procedures and services under public and private health insurance plans. Once the CPT code is established, Centers for Medicare and Medicaid Services, or CMS, establishes reimbursement payment levels and coverage rules under Medicaid and Medicare. For laboratory testing services, reimbursement fees are set forth on the CMS Clinical Laboratory Fee Schedule. Private payors establish rates and coverage rules independently and are typically more flexible with greater capacity to make exceptions to reimbursement payment levels. Both private and public insurance carriers require that claims be submitted with an appropriate CPT code, which is provided by the laboratory performing the services, and an ICD-9-CM code, which is provided by the physician or authorized healthcare provider that has ordered the procedures.

Each of the immunoassays included in our VeriPsych test are described in the CPT. Several immunoassays in our VeriPsych test have specific CPT codes and the remainder of CPT codes fall under the category of “not otherwise specified,” or NOS. NOS codes allow immunoassays to be coded and reported when no specific code fits. NOS-coded services and procedures are priced based on the CMS Clinical Laboratory Fee Schedule. Claims including NOS-coded services and procedures cannot be processed using an automated claims processing systems so our claims to third-party payors for our VeriPsych test will need to be submitted manually. In addition, four of the 51 immunoassays in our VeriPsych test do not currently have associated ICD-9-CM codes demonstrating medical necessity of the immunoassays for the diagnosis of mental illness. The lack of these ICD-9-CM codes in connection with these four immunoassays is another reason why we will need to submit claims manually, since we will need to submit with each claim clinical support documentation for the medical necessity of these immunoassays. Submitting claims for our VeriPsych test manually will add to our costs and will likely result in greater payor scrutiny, initial rejections and delays in claims approval and payment. We expect that we will need to work with payors individually to establish the necessary documentation required for claims processing and payment. It may be difficult for us to achieve an automated claims processing routine.

We believe existing CPT codes adequately cover the tests contained in our VeriPsych test and the average reimbursement based on these codes is sufficient. Therefore, we currently do not expect to seek a unique CPT code(s) for our VeriPsych test. However, we may in the future apply for a unique CPT code(s) for our VeriPsych testing line, which would likely take one or more years to be considered and, if granted, would likely result in a change in our reimbursement amount. At this time we cannot predict whether the classification of our VeriPsych test under a unique CPT code(s) would result in lower payments.

Intellectual Property

We seek to obtain and maintain intellectual property protection for our products, proprietary information, and technology. We rely on a combination of patent, trademark, trade secret, confidentiality, licenses, and other agreements and measures to protect our proprietary rights. We, or our licensors, have filed patent applications directed toward single biomarkers and combinations of biomarkers, methods of their use, and kits related to our VeriPsych test. These applications have been filed throughout the world and are intended to preclude, upon issuance, third parties from making, using, or selling identical or similar products. We, or our licensors, have filed patent applications for other indications. As we discover novel biomarker panels for high-value indications we will follow this same strategy.

We own or have a license to commercialize technology covered by one issued patent for our TruCulture product and an additional 42 current pending patent applications, filed first either with the U.S. Patent and Trademark Office or under the Patent Cooperation Treaty, or PCT, or a PCT convention country, and their foreign counterparts. We file patent applications in countries or regions that we consider to be strategic to our business, including the United States, Europe, Canada, China, Australia, Japan and other countries, or we file international applications under the PCT reserving our right to file such applications. Of these patents and pending patent applications, at least five families of related applications are directed to methods underlying our technology platform, five families cover biomarker discoveries that are related to diagnostic product opportunities and two families cover therapeutic methods. We intend, where appropriate, to file additional patent applications and to in-license additional patents relating to new technologies, discoveries or products. US Patent No. 6,410,334 owned by RBM has a maintenance fee due June 25, 2013, and expires August 4, 2019.

We cannot predict whether any of our or our licensor’s patent applications will issue, or, if they issue, whether they will issue in a form that provides us with any competitive advantage. Consequently, you should not assign material value to our patent estate, at least until relevant patents issue.

We have registered trademarks and trademark applications related to some of our services and goods. Such trademarks are used as signifiers of our goods or services. As services and products are developed we intend to file trademarks to cover our brands where necessary. We own three U.S. Trademark Registrations, four European Community Trademark (CTM) registrations, seven pending U.S. Trademark Applications, seven pending CTM Applications and four pending Japanese Applications. Maintenance and incontestability affidavits for various marks are due between October 1, 2010, and December 17, 2014. The other marks expire in 2018, or have statements of use due by 2012. Additional marks are pending. We do not view our trademarks as material to our business.

As security for our revolving line of credit, we have granted Compass a security interest in all of our intellectual property, including patents, patent applications, trademarks, and licenses of patents, patent applications and trademarks of which we are the licensee, including those rights licensed from Psynova and Luminex. In the event we default on our repayment obligations to Compass, we could lose all of our rights to our owned and licensed intellectual property.

Our, Psynova and Cambridge University’s Relationship

We own 77.6% of the outstanding ownership interests in Psynova, and we do not hold a majority position on its board of directors. As a result we do not exercise complete control over Psynova. We have entered into purchase agreements to acquire the remaining 22.4% interest in Psynova. See “Certain Relationships and Related Party Transactions—Acquisition of Shares of Psynova Neurotech Ltd.” Psynova is party to a framework agreement with Cambridge. The framework agreement provides Psynova with access to the intellectual property developed in the Cambridge Centre for Neuropsychiatric Research, or the Bahn Laboratory, a research unit under the direction of Dr. Sabine Bahn that has been established within the Institute of Biotechnology at the University of Cambridge. All intellectual property developed by the Bahn Laboratory during the term of the framework agreement is available to Psynova for license. Under the framework agreement, Cambridge provides Psynova with notice of intellectual property developed in The Bahn Laboratory. Psynova then may then notify Cambridge that it is taking an option to exclusively license any patents or patent applications and non-exclusively license any related know-how. Once an option is taken, Psynova has a period of 18 months to exercise the option to license the intellectual property. Each of the licenses provides Psynova with the right to grant sublicenses to us. Cambridge retains the right to use the licensed rights for academic purposes and to publish information about the licensed intellectual property for academic purposes. Cambridge is entitled to royalty payments, milestone payments and sublicensing income under the license agreements. Each of the licenses currently in place between Psynova and Cambridge terminates upon the expiration of the last of the patents and patent applications exclusively licensed therein and is subject to diligent efforts of Psynova and its sublicensees to develop and commercially exploit the licensed rights. The framework agreement expires in March 2011. When the framework agreement expires, Psynova may be unable to license any future rights from Cambridge. Expiration of the framework agreement will not affect any option that has been taken by Psynova and any license in place prior to expiration of the framework agreement will continue in accordance with the terms of the license.

The intellectual property that has been exclusively licensed by Psynova under the framework agreement is intellectual property that has been, and may in the future be, used to develop new biomarker patterns that could have commercial application for the diagnosis of various disorders, including psychiatric disorders, disorders of the central nervous system, psychotic disorders, major depressive disorder, schizophrenia, bipolar disorders and multiple sclerosis. Psynova recently entered into licenses under the framework agreement for two patent applications owned by Cambridge directed to the biomarker panel being commercialized in our VeriPsych test. Under these licenses, Cambridge is entitled to an aggregate royalty equal to a percentage, in the mid to low single-digits, of the net sales value of any Psynova or Psynova sub-licensed product that incorporates the licensed technology, which would include our VeriPsych test. Cambridge is also entitled to small milestone payments based on the first national phase filing of patent applications that are the subject of the licenses, the incorporation of the licensed technology into a clinical product and, if applicable, the subject product obtaining regulatory approval. These licenses terminate upon the expiration of the last of the subject patent applications, which currently would be in January 2031. We exclusively sublicense the foregoing intellectual property through a co-development and commercialization agreement with Psynova. Under the co-development and commercialization agreement, which provides for research and development of diagnostics for schizophrenia, we have an exclusive right to commercialize intellectual property in the area of schizophrenia, including the two patent applications owned by Cambridge referenced above. Under the co-development and commercialization agreement, we also have right of first refusal and the last right of negotiation to take licenses and commercialize products and tests developed by Psynova in other psychiatric indications. The co-development and commercialization agreement has been amended to provide for the licensing to us of Psynova intellectual property related to schizophrenia and the sublicensing to us of all Cambridge intellectual property related to schizophrenia that is licensed to Psynova, including the two patent applications owned by Cambridge referenced above.

Our Relationship with Luminex

Access to Luminex products and technology is important for our business. Under a development and supply agreement, Luminex provides microsphere beads and fluorescent detection instruments that are used in our products and services. The development and supply agreement provides nonexclusive rights to Luminex intellectual property for developing and commercializing our research and diagnostic products and services in a number of fields, including neurodegenerative disorders such as schizophrenia. The agreement is in effect for the life of the applicable patents and patent applications held by Luminex.

Competition

We believe, upon launch, that we will be the only company offering a blood-based test to aid in the diagnosis of psychiatric disorders, and that our proprietary technology and experience represent a competitive advantage. However, the molecular diagnostics industry is highly competitive and subject to rapid change. Companies developing molecular diagnostic tests for a variety of conditions include a number of large, well-established diagnostic companies and laboratory service providers, as well as an increasing number of new companies entering the market. Many of these potential competitors have financial and other resources substantially greater than our own, and have substantially more experience in developing and commercializing molecular diagnostic tests than we have.

Established diagnostics companies such as Abbott Laboratories, Beckman Coulter, Inc., Roche, General Electric Company, Johnson & Johnson, Mitsubishi Chemical Corporation, Philips Healthcare and Siemens Healthcare Diagnostics Inc. have expanded into the molecular diagnostics area to complement their legacy businesses. In addition, commercial laboratories with extensive service networks for diagnostic tests, such as Laboratory Corporation of America Holdings and Quest Diagnostics Inc., have expanded their testing capabilities to include molecular diagnostics.

In addition, companies utilizing other technologies in the fields of genetics, gene expression, protein expression, metabolites, imaging and other brain scans and cognitive testing may be able to develop effective diagnostic tests that could compete with our products in the psychiatric market. We have identified a number of early stage companies with technologies that may compete with us in the future, including Ridge Diagnostics, Inc., which has filed a patent application for a protein diagnostic pattern indicative of major depression, GeneNews Limited,

Avacta Group plc, and AbaStar MDxtm Inc., which have each announced plans to develop diagnostic products for neuropsychiatry using gene expression techniques.

There are a number of companies that compete with our biomarker testing services, including large central laboratories focused on the preclinical and clinical testing market such as Covance Inc., Quintiles Inc. and Charles River Laboratories, Inc., as well as Companies marketing multiplex assay kits and services to the research market such as Millipore Corporation, AssayGate, Inc., Meso Scale Discovery, Aushon Biosystems Inc., RayBiotech, Inc. and Gentel Biosciences, Inc.

Regulatory Compliance

Our laboratory in Austin, Texas is an independent testing laboratory certified to perform tests of high complexity on human specimens under CLIA, and has a permit from the Centers for Disease Control and Prevention to import or transfer etiological agents or vectors of human disease. In addition, we are capable of supporting studies required by the FDA, which comply with good laboratory practices, or GLP, for laboratories doing pre-clinical trial work. To promote and ensure the quality and validity of services, we believe the processes and conditions under which our laboratory activities occur comply with relevant FDA GLP requirements. We are able to manufacture kits under GMP conditions at our Lake Placid, NY facility, and we maintain an International Organization for Standardization, or ISO, certified cell culture service laboratory and manufacturing site in Reutlingen, Germany.

Clinical Laboratory Improvement Amendments of 1988

As a clinical laboratory, we are required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under CLIA, we are required to hold a certificate applicable to the high complexity type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing.

We have a certificate of accreditation under CLIA to perform testing and are accredited by the Commission on Office Laboratory Accreditation. To renew our CLIA certificate, we are subject to survey and inspection every two years to assess compliance with program standards. The standards applicable to the testing which we perform may change over time. We cannot assure you that we will be able to operate profitably should regulatory compliance requirements become substantially more costly in the future.

If our laboratory is out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as a directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

Food and Drug Administration

The United States Food and Drug Administration, or the FDA, regulates the sale and distribution of medical devices, including in vitro diagnostic test kits. Devices subject to FDA regulation must undergo premarket review and approval or clearance prior to commercialization unless the device is of a type exempted from such review. In addition, manufacturers of medical devices must comply with various regulatory requirements under the Federal Food, Drug, and Cosmetic Act and regulations promulgated under that Act, including the Quality System Regulation, unless exempted from those requirements, registration, listing, restrictions on advertising and promotion, and medical device reporting. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as fines, warning letters, recalls, detentions, injunctions, orders to cease manufacturing and restrictions on labeling and promotion.

Clinical laboratory services have historically not been subject to FDA regulation, but in vitro diagnostic test kits and reagents and equipment used by these laboratories may be subject to FDA regulation. Clinical laboratory tests that are developed and validated by a laboratory for use in examinations the laboratory performs itself are called Laboratory Developed Tests, or LDTs. Most LDTs currently are not subject to premarket review by FDA although reagents or software provided to laboratories and used to perform LDTs may be subject to review by the FDA prior to marketing.

We believe that our VeriPsych test is a type of LDT. The FDA is in the process of reassessing the regulatory status of LDTs generally, especially ones using multiple markers used to calculate single scores, and may seek to regulate such tests as medical devices, including requiring premarket review. The FDA may also seek to actively regulate a test offered by a laboratory and require premarket review and clearance or approval if the FDA concludes that the test was not developed by that laboratory. There is currently no formal process by which FDA determines if a test offered by a laboratory qualifies as an LDT; and FDA has not issued criteria that it uses to determine LDT status if, as is the case here, a laboratory collaborates with another company in the course of developing a test.

If premarket review is required, this would adversely affect our business until such review is completed and approval or clearance to market is obtained. If premarket review is required by the FDA, there can be no assurance that our VeriPsych test will be cleared or approved on a timely basis, if at all. Obtaining premarket clearance or approval from the FDA could be very costly, and may involve conducting clinical studies that comply with the FDA’s requirements. Many diagnostic tests are cleared by the FDA for marketing through the 510(k) premarket notification process. This process requires demonstrating that the device is “substantially equivalent” to a “predicate device,” which is another device already cleared by the FDA. FDA review of a 510(k) premarket notification typically takes nine to eighteen months for a novel test but can take substantially longer. If an applicant cannot identify a predicate device acceptable to the FDA, the device is automatically placed into Class III. In order to gain the FDA’s approval to market a Class III type of device, the applicant must submit a premarket approval application, or PMA. A PMA is longer, more complex, and more costly than a 510(k) premarket notification. FDA review of a PMA typically take one to three years for a novel test but can take longer. Because of the novelty of our VeriPsych test, if the FDA required a marketing application, we may not be able to identify a predicate device acceptable to the FDA. This would necessitate submission of a PMA, unless the FDA agrees to de novo classification of the device. This process, which is available for certain low or moderate risk devices, enables clearance of the 510(k) premarket notification despite the lack of a predicate device. The FDA has approved only a relatively small number of applications through the de novo classification process, and there can be no assurance that any application we submitted would be found eligible for this process.

If clearance or approval is obtained and we want to modify the device, we may need to submit a new application to the FDA and receive clearance or approval before we could commercialize the modified product. Ongoing compliance with FDA regulations would increase the cost of conducting our business, subject us to inspection by the FDA, require compliance with FDA limitations on marketing, and to the requirements of the FDA and penalties for failure to comply with the requirements of the FDA. Should any of the clinical laboratory device reagents obtained by us from vendors and used in conducting our LDT be affected by future regulatory actions, we could be adversely affected by those actions, including increased cost of testing or delay, limitations on the use of the reagents or prohibition on the purchase of reagents necessary to perform testing.

Health Insurance Portability and Accountability Act

Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the United States Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by healthcare providers, such as us. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. Penalties for violations of HIPAA regulations include civil and criminal penalties.

The HIPAA privacy regulations protect medical records and other personal health information by limiting its use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. Under our current business model, we are not currently required to comply with the HIPAA privacy regulations, because we are not currently a covered entity. Once we launch our VeriPsych test and start receiving individually identifiable health information with respect to individual patients, we will be considered a covered entity required to comply with the HIPAA privacy regulations. We intend to develop policies and procedures to comply with these regulations prior to launch of our VeriPsych test. The requirements under the HIPAA privacy regulations may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements.

In addition to federal privacy regulations, there are a number of state laws governing confidentiality of health information that are applicable to our operations. New laws governing privacy may be adopted in the future as well. We intend to take steps to comply with health information privacy requirements to which we are aware that we are subject. However, we can provide no assurance that we are or will remain in compliance with diverse privacy requirements in all of the jurisdictions in which we do business. Failure to comply with privacy requirements could result in civil or criminal penalties, which could have a materially adverse impact on our business.

HHS has transaction and code set regulations which establish standards for eight electronic transactions and four code sets to be used in those transactions. They also contain requirements concerning the use of these standards by health plans, healthcare clearinghouses and certain healthcare providers. In addition, HHS has security regulations which establish standards for the security of electronic protected health information to be implemented by health plans, healthcare clearinghouses and certain healthcare providers. Our failure to maintain compliance with these regulations could result in civil or criminal penalties and could have a material adverse effect on our business.

Federal and State Self-Referral Prohibitions

We are subject to another complicated federal statute, the Ethics in Patient Referral Act of 1989, or Stark I, as amended by the Omnibus Budget and Reconciliation Act of 1993, or Stark II, and as codified as sections 1877 and 1903(s) of the Social Security Act. Stark I and Stark II, including all final regulations, will be referred to collectively as the Stark Law. The Stark Law prohibits a physician from ordering certain “designated health services,” including laboratory tests from us, for Medicare patients, if the physician, or any member of such physician’s immediate family, has an investment interest in, or compensation arrangement with, us, unless an exception applies, regardless of the intent of the parties. This prohibition will be referred to as a Prohibited Referral. Similarly, we may not bill Medicare or any other party for services furnished pursuant to a Prohibited Referral. There are several statutory and regulatory Stark Law exceptions that are relevant to arrangements involving clinical laboratories, including: 1) fair market value compensation for the provision of items or services; 2) payments by physicians to a laboratory for clinical laboratory services; 3) certain space and equipment rental arrangements that are set at a fair market value rate and satisfy other requirements; 4) certain professional services provided by a physician that are set at a fair market value rate and satisfy other requirements; 5) an exception for certain ancillary services (including laboratory services) provided within the referring physician’s own office, if certain criteria are satisfied; and 6) physician investment in a publicly traded company that has stockholders’ equity exceeding $75 million at the end of its most recent fiscal year or on average during the previous three fiscal years, and which satisfies certain other requirements. All of the requirements of a Stark Law exception must be met in order to take advantage of the exception.

Sanctions for a violation of the Stark Law include the following:

•	denial of payment for the services provided in violation of the Stark Law;

•	refunds of amounts collected by an entity in violation of the Stark Law;

•	a civil money penalty of up to $15,000 for each service arising out of the Prohibited Referral;

•	exclusion from federal healthcare programs, including the Medicare and Medicaid programs; and

•	a civil money penalty of up to $100,000 for each scheme or arrangement involving parties that enter into a scheme to circumvent the Stark Law’s prohibition.

The Stark Law applies regardless of the reasons for the financial relationship and the referral. No finding of intent to violate the Stark Law is required for a violation. In addition, the federal government’s recent enforcement efforts indicate that a violation of the Stark Law may also serve as the basis for liability under the federal False Claims Act.

In addition, a number of the states have similar prohibitions on physician referrals, or State Self-Referral Laws. For example, California has enacted the Physician Ownership and Referral Act, commonly known as PORA, which, like the Stark Law, provides exceptions for certain arrangements, such as compensation paid to a physician for personal services rendered by the physician. However, many state prohibitions may differ from the Stark Law’s prohibitions and exceptions. Violations of these State Self-Referral Laws may result in prohibition of payment for services rendered, loss of licenses, fines, and criminal penalties. State Self-Referral Laws and regulations promulgate pursuant thereto also may require physicians or other healthcare professionals to disclose to patients any financial relationship the physicians or healthcare professionals have with a healthcare provider that is recommended to the patients. These laws and regulations vary significantly from state to state, are often vague and, in many cases, have not been interpreted by courts or regulatory agencies.

Exclusions and penalties under the either the Stark Law or the State Self-Referral Laws, which will be referred to collectively as the Self-Referral Laws, if applied to us, could result in significant loss of reimbursement to us, thereby significantly affecting our financial condition. In addition to exclusions, penalties and other sanctions, we would be required to refund any payments we receive pursuant to a Prohibited Referral to Medicare, and others, as applicable.

We have attempted, and will continue to attempt, to comply with the Self-Referral Laws. For example, we will enter into compensation arrangements with a number of physicians for personal services, such as speaking engagements and blood sample preparation, and will structure these arrangements with terms intended to comply with the requirements of the personal services exception to the Self-Referral Laws. However, it is possible that some of our financial arrangements with physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide an assurance that we will be found to be in compliance with these laws following any such regulatory review. In such event, we would be required to refund any payments we receive pursuant to a Prohibited Referral to the patient, the payor or the Medicare program, as applicable.

In addition, investors who are physicians and physicians who are an immediate family member of an investor may not be able to order our VeriPsych test for certain of their patients unless another applicable exception can be met, of which there are very few. Two of the more common Stark Law “large investment entity” exceptions for ownership or investment interests may be applicable if, at the time the physician who is an investor or who is an immediate family member of an investor orders our VeriPsych test for their Medicare patients, our investment securities (including shares or bonds, debentures, notes, or other debt instruments) can be purchased on the open market and we (1) are either listed for trading on the New York Stock Exchange, the American Stock Exchange, or any regional exchange in which quotations are published on a daily basis, or foreign securities listed on a recognized foreign, national, or regional exchange in which quotations are published on a daily basis, or is traded under an automated interdealer quotation system operated by the National Association of Securities Dealers; or (2) have stockholder equity (the difference in value between our total assets and total liabilities) exceeding $75 million at the end of the its most recent fiscal year or on average during the previous 3 fiscal years.

For purposes of the Stark Law, ownership or investment interest includes ownership or investment though equity, debt, or other means, and includes, but is not limited to, stock, stock options (with some exceptions), partnership shares, limited liability company memberships, as well as loans, bonds, or other financial instruments that are secured with an entity’s property or revenue or a portion of that property or revenue. The Stark Law can also be implicated when a physician or the physician’s immediate family member indirectly invests in an entity (e.g., holds ownership in a company that invests in the entity) and the government determines that the entity acted with reckless disregard or ignorance of such investment. For purposes of the Stark Law, an “immediate family member” is means husband or wife; birth or adoptive parent, child, or sibling; stepparent, stepchild, stepbrother, or stepsister; father-in-law, mother-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law; grandparent or grandchild; and spouse of a grandparent or grandchild.

There is no guarantee that we will meet the Stark Law “large investment entity” exceptions described above, or that any of the other Stark Law exceptions applicable to ownership or investment interests will be available if investors who are physicians and physicians who are an immediate family member of an investor want to order our VeriPsych test for their Medicare patients. Although there may be other Stark Law exceptions applicable to ownership or investment interests, such as the Stark Law “in-office ancillary services exception,” application of such exceptions can be complicated to implement and may be difficult to meet. If an exception is not met, any physician so affected will not be able to order our VeriPsych test for their Medicare patients. The Stark Law does not prohibit investors who are physicians and physicians who are an immediate family member of an investor from ordering our VeriPsych test for non-Medicare patients.

Federal and State Anti-Kickback Laws

The federal anti-kickback statute, located at 42 U.S.C. § 1320a-7b(b), or the Anti-Kickback Statute, provides that it is illegal to knowingly and willfully offer, pay, solicit, or receive any payment, directly or indirectly, to induce an individual or entity for services for which payment is made by the Medicare and Medicaid programs, and certain other federal healthcare programs. Violation of the Anti-Kickback Statute is a felony punishable by a fine of up to $25,000, imprisonment for up to five years, or both. In addition, entities or individuals violating the Anti-Kickback Statute can be excluded from participation in Medicare and Medicaid and other federal healthcare programs, and may be liable for civil monetary penalties of up to $50,000 per act, and treble the amount of remuneration offered, paid, solicited or received. In addition to statutory exceptions applicable to the Anti-Kickback Statute, HHS has published certain safe harbor regulations which define certain payment practices and activities which are deemed not to violate the Anti-Kickback Statute and therefore will not subject providers or suppliers to civil or criminal penalties or to exclusion from the Medicare and Medicaid programs. A transaction which does not satisfy all the elements of the pertinent provisions of the safe harbor regulations, however, is not necessarily illegal. If a transaction is challenged, the parties to the transaction must demonstrate that no violation was intended and that there are valid clinical or business justifications for the transaction and/or structure.

Historically, the clinical laboratory industry has been the focus of major governmental enforcement initiatives. The federal government’s enforcement efforts have been increasing over the past decade, in part as a result of the enactment of HIPAA, which included several provisions related to fraud and abuse enforcement, including the establishment of a program to coordinate federal, state and local law enforcement programs; a program to conduct greater numbers of investigations, audits and inspections relating to payment for healthcare items and services; and a federal anti-fraud and abuse account for enforcement efforts, funded through collection of penalties and fines for violations of the healthcare anti-fraud and abuse laws. Multiple federal and state law enforcement authorities, including the U.S. Department of Justice, the Office of the Inspector General, or the OIG, and various state agencies scrutinize arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to illegally induce patient care referrals. Enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between healthcare providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the federal Anti-Kickback Statute, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals.

From time to time, the OIG issues alerts and other guidance on certain practices in the healthcare industry. Several examples of such guidance involve the clinical laboratory industry. For example, a 1994 Fraud Alert, or the Special Fraud Alert, set forth a number of practices allegedly engaged in by some clinical laboratories and healthcare providers that raise issues under the fraud and abuse laws, including the Anti-Kickback Statute. These practices include: (i) providing employees to furnish valuable services for physicians (other than collecting patient specimens for testing) that are typically the responsibility of the physicians’ staff; (ii) offering certain laboratory services to renal dialysis centers at prices below fair market value in return for referrals of other tests which are billed to Medicare at higher rates; (iii) providing free testing to physicians’ managed care patients in situations where the referring physicians benefit from such reduced laboratory utilization; (iv) providing free pick-up and disposal of bio-hazardous waste for physicians for items unrelated to a laboratory’s testing services; (v) providing general-use facsimile machines or computers to physicians that are not exclusively used in connection with the laboratory services; and (vi) providing free testing for healthcare providers, their families and their employees (professional courtesy testing). The OIG emphasized in the Special Fraud Alert that when one purpose of an arrangement is to induce referrals of federal healthcare program-reimbursed laboratory testing, both the clinical laboratory and the healthcare provider (e.g., physician) may be liable under the Anti-Kickback Statute, and may be subject to criminal prosecution and exclusion from participation in the Medicare and Medicaid programs and other federal healthcare programs.

Another issue addressed by the OIG involved the provision of discounts on laboratory services billed by a clinical laboratory to customers in return for the referral of federal healthcare program business. In a 1999 Advisory Opinion, the OIG concluded that a proposed arrangement whereby a laboratory would offer physicians significant discounts on non-federal healthcare program laboratory tests might violate the Anti-Kickback Statute. The OIG reasoned that the laboratory could be viewed as providing such discounts to the physician in exchange for referrals by the physician of business to be billed by the laboratory to Medicare at non-discounted rates. The OIG indicated that the arrangement would not qualify for protection under the discount safe harbor because Medicare and Medicaid would not get the benefit of the discount.

The OIG has adopted a procedure whereby it will provide guidance, or an Advisory Opinion, as to whether the party’s participation in a particular arrangement would be treated as violating the Anti-Kickback Statute. An Advisory Opinion may be relied upon only by the requesting party and is binding on the OIG only with respect to that transaction; provided, in the event the OIG later determines the requestor failed to disclose material information, the agency will no longer be bound by the Advisory Opinion. Investors should be aware that we do not intend to seek an Advisory Opinion regarding whether the investment in or distributions from us, or our operations comply with the Anti-Kickback Statute.

Although the Anti-Kickback Statute applies only to federal healthcare programs, a number of states, including California, have passed laws substantially similar to the federal Anti-Kickback Statute pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payors. These state laws will be referred to as State Anti-Kickback Statutes. California’s State Anti-Kickback Statute, commonly referred to as Section 650, has been interpreted by the California Attorney General and California courts in substantially the same way as the federal enforcement agencies and the courts have interpreted the federal Anti-Kickback Statute. A violation of Section 650 is punishable by imprisonment and fines of up to $50,000.

We have attempted to structure our business relationships to fully or substantively comply with any applicable Anti-Kickback Statute and State Anti-Kickback Statute regulatory safe harbor such as the discount safe harbor and the personal service safe harbor. As previously noted, failure to fully meet the terms of a safe harbor does not render an arrangement illegal; rather, an arrangement would not have the protections of the safe harbor if challenged by an enforcement agencies and, if necessary, the parties might be required to demonstrate why the arrangement does not violate the Anti-Kickback Statute or the State Anti-Kickback Statute. While we believe that we are in compliance with the Anti-Kickback Statute and any applicable State Anti-Kickback Statute, there can be no assurance that our relationships with physicians (including those involving speaking engagements), hospitals and other customers will not be subject to investigation or a successful challenge under such laws. If imposed for any reason, exclusions and sanctions under the Anti-Kickback Statute or any applicable State Anti-Kickback Statute could result in significant loss of reimbursement to us, thereby significantly affecting our financial condition and having a negative effect on our business. In addition, violations of the Anti-Kickback Statute have also been used by government enforcement agencies as a basis for False Claims Act.

Other Federal Fraud and Abuse Laws

In addition to the requirements that are discussed above, there are several other healthcare fraud and abuse laws that could have an impact on our business. For example, pursuant to certain provisions of the Social Security Act, the Secretary of the U.S. Department of Health and Human Services is permitted to exclude an individual or entity that charges the federal healthcare programs substantially in excess of its usual charges for its services. The terms “usual charge” and “substantially in excess” are ambiguous and subject to varying interpretations. In 2003 the OIG proposed to define these terms in such a way that a laboratory charging Medicare or Medicaid for a given service more than 120 percent of its average payment from managed care plans and other payers would have been subject to exclusion, at the OIG’s discretion, which would require laboratories and other providers, including us, to either lower their charges to Medicare and Medicaid or increase charges to certain other payers to avoid the risk of exclusion. However, the OIG withdrew the proposed regulation, saying it preferred to continue evaluating billing patterns on a case-by-case basis. In its withdrawal notice, the OIG also said it “remains concerned about disparities in the amounts charged to Medicare and Medicaid when compared to private payers,” that it continues to believe its exclusion authority for excess charges “provides useful backstop protection for the public fisc,” and that it will continue to use “all tools available . . . to address instances where Medicare or Medicaid are charged substantially more than other payers.” Thus, although the OIG did not proceed with its rulemaking, an enforcement action based on certain concepts set forth in the proposed regulation is possible.

The False Claims Act also imposes civil liability on individuals and entities that knowingly submit or cause to be submitted false or fraudulent claims for payment to the government. The federal government has widely used the False Claims Act to enforce alleged Medicare and other governmental program fraud in areas such as coding errors, billing for services not provided, billing for services at higher reimbursement rate than is allowed and billing for medically unnecessary care. Violations of the federal Anti-Kickback Statute and the Stark Law have also been used by prosecutors as a basis for False Claims Act liability.

In addition to actions being brought under the False Claims Act by government officials, the False Claims Act also allows a private individual with direct knowledge of fraud to bring a whistleblower or qui tam lawsuit on behalf of the government for violations of the False Claims Act. Because a False Claims Act complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the private litigant succeeds in obtaining redress without the government’s involvement, then the private litigant will receive a percentage of the recovery. The penalty for violation of the False Claims Act can be up to $11,000 for each false claim plus three times the amount of damages resulting from each false claim. Because of the severity of the penalties under the False Claims Act, healthcare providers often find it necessary to settle allegations of violations under the False Claims Act (regardless of the merits of such allegations) rather than to risk an adverse outcome in a court of law.

The Fraud Enforcement and Recovery Act of 2009, or FERA, greatly expanded the reach of the False Claims Act by eliminating the prior requirement that a false claim be presented to a federal official, or that such a claim directly involve federal funds. The new law clarifies that liability attaches whenever an individual or entity makes a false claim to obtain money or property, any part of which is provided by the government, without regard to whether the individual or entity makes such claim directly to the federal government. Consequently, under FERA, liability attaches when such false claim is submitted to an agent acting on the government’s behalf or with a third party contractor, grantee or other recipient of such federal money or property. Additionally, under FERA, individuals and entities violate the False Claims Act by knowingly retaining historic improper payments even if the individual or entity did not make claim for such payments. The False Claims Act and FERA extend broad protections to whistleblowers that prohibit entities from demoting, harassing, terminating or otherwise retaliating against whistleblowers for making False Claims Act allegations.

The Civil Monetary Penalties law, located at 42 U.S.C. § 1320a-7a(a), or the Civil Monetary Penalties Law, allows the federal government to pursue civil monetary penalties against anyone who knowingly presents or causes to be presented to a state or federal government claims for healthcare items or services, including, among others, upcoded claims, that were not provided as submitted; fraudulent claims; a pattern of medically unnecessary claims. Penalties for filing a false or fraudulent claim include a possible $50,000 fine for each act plus three times the amount of damages resulting from the amount of overpayment due, and exclusion from federal healthcare programs.

In addition to the False Claims Act and the Civil Monetary Penalties Law, most states have enacted false claims laws that allow the recovery of money that was fraudulently obtained by a healthcare provider from the state, such as Medicaid funds provided by the state, or, in some cases, from private payers, and assess other fines and penalties. The Deficit Reduction Act of 2005 also included new requirements directed at Medicaid fraud, including increased spending on enforcement and financial incentives for state Medicaid agencies to adopt false claims act provisions similar to the federal False Claims Act.

We believe that we have procedures in place to provide for the accurate completion of claim forms and requests for payment. Nonetheless, given the complexities of the Medicare, Medicaid and other federal healthcare program coding and billing process, there can be no assurance that we will not code or bill in error and that such claims for payment will not be treated as false claims by a federal or state government enforcement agency or a private litigant.

The federal government has other civil and criminal statutes, including those under Title II of HIPAA entitled “Preventing Health Care Fraud and Abuse,” encompassing a package of offenses, enhanced penalties, increased investigative funding, and inventive enforcement mechanisms, which may be utilized if an individual or entity commits certain acts “knowingly” and/or “willfully” in connection with a healthcare benefit, including benefits derived from private payors (under Section 204 of HIPAA). Violations of these statutes constitute felonies and may result in fines, imprisonment, and/or exclusion from federal healthcare programs.

The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the general fraud and abuse laws including, but not limited to, the federal Anti-Kickback Statute, the Stark Law and the False Claims Act. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area. We are subject to these increased enforcement activities and may be subject to specific subpoenas and requests for information. We are unable to predict how these laws will be applied in the future, and no assurances can be given that its arrangements will not be subject to scrutiny under such laws.

Sanctions for violations of these laws may include exclusion from participation in Medicare, Medicaid and other federal healthcare programs, significant criminal fines and civil monetary penalties, and loss of CLIA licensure. Any exclusion from participation in a federal healthcare program, or any loss of licensure, arising from any action by any federal or state regulatory or enforcement authority, would have a material adverse effect on our business. In addition, any significant criminal or civil penalty resulting from such proceedings could significantly affect our financial condition and have a material adverse effect on our business.

State Laboratory Licensing

California, Maryland, New Jersey, New York and Pennsylvania each require us to be licensed in such state before we can accept specimens from such state for our diagnostic testing services. We are currently licensed in Maryland and Pennsylvania. We are in the process of obtaining licenses in California and New Jersey, which are administrative processes. We are not currently licensed in New York, but intend to apply for a license in the future.

Environmental

We are subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste. Our laboratories generate medical waste. We use outside vendors to dispose of such waste and contractually require them to comply with applicable laws and regulations. In addition, transportation of our clinical laboratory specimens and some laboratory supplies are also considered hazardous materials subject to regulation by the Department of Transportation, the Public Health Service, the United States Postal Service and the International Air Transport Association. We believe our shipping and packaging practices comply with such regulations. In addition, our present and future business has been and will continue to be subject to various other laws and regulations, including state and local laws relating to such matters as the disposal of potentially hazardous substances.

Occupational Safety

The federal Occupational Safety and Health Administration has established extensive requirements relating specifically to workplace safety for healthcare employers. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through sharps or needle stick injuries. There are similar state requirements with which we also must comply.

Facilities

We currently lease approximately 16,000 square feet of space for our corporate headquarters and laboratory facility in Austin, Texas under a lease that expires in May 2012. In March 2010, we entered into an amendment to the lease of our corporate headquarters and laboratory facility in which we agreed to lease approximately 20,429 square feet of additional space beginning July 1, 2010. On March 23, 2010, we entered an amendment to extend our corporate headquarters in Austin, Texas by 20,000 square feet and extended the lease to June 30, 2015. We will assume the additional space on July 1, 2010 after renovations. Our testing service laboratory in Austin, Texas currently receives samples from pharmaceutical and biotechnology companies and government and academic institutions. This laboratory will also conduct our VeriPsych test and other diagnostic testing services. Testing of samples is performed in accordance with our standard operating procedures and methods using applicable requirements of GLP. Our laboratory provides immunoassay services through the use of liquid-handling laboratory robotics to perform the assays, Luminex instruments to read the results, and proprietary software to collect and reduce the data. We believe our system is highly scalable, requiring only additional robots, Luminex instruments and computers. We have been certified as a CLIA laboratory since 2005. Our CLIA accreditation was last renewed in 2008.

We currently lease approximately 5,500 square feet of laboratory and office space in Lake Placid, New York under a lease that expires in December 2010. Our Lake Placid facility is responsible for developing new immunoassays and manufacturing multiplexed immunoassay kits. This facility can manufacture kits in compliance with Good Manufacturing Practices, or GMP, to meet the requirements of the FDA for diagnostic products.

We currently lease approximately 5,000 square feet of laboratory and office space in Reutlingen, Germany under a lease that expires in December 2011. Our lab in Reutlingen, Germany focuses on complex cell co-culture systems and produces our TruCulture product pursuant to ISO standards the European Union equivalent of GMP.

Employees

As of May 5, 2010, we had 141 full-time employees and 11 part-time employees across our domestic and international offices. None of our employees are covered by collective bargaining agreements, and our management considers its relationships with our employees to be good. Generally, our employees are at-will employees. We have entered into employment agreements with certain members of our management team. See “Compensation Discussion and Analysis—Employment Agreements.”

Legal Proceedings

From time to time, we may be party to lawsuits in the ordinary course of business. We are currently not a party to any material legal proceedings.

Management

Executive Officers and Directors

The following table sets forth certain information about our executive officers, directors and director nominee as of May 5, 2010:

Name	Age	Position

T. Craig Benson	48	President and Chief Executive Officer; Director
Patrick McClain	54	Senior Vice President and Chief Financial Officer
Michael Spain, M.D.	57	Senior Vice President and Chief Medical Officer
James P. Mapes, Ph.D.	61	Senior Vice President and Chief Scientific Officer
Ralph L. McDade, Ph.D.	55	Senior Vice President and Strategic Development Officer
Anthony Barnes, Ph.D.	54	Senior Vice President — Diagnostics
Mark Chandler, Ph.D.	56	Director and Chairman of the Board of Directors
Matthew Zell(2)(3)	44	Director
Mark J. Gainor(2)(3)	54	Director
David L. Schultz(1)(2)	63	Director
Mark C. Capone(1)(3)	47	Director
William G. Bock(4)	59	Director Nominee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Anticipated member of the Audit Committee effective upon the completion of this Offering.

Executive Officers

The following provides information about each of our executive officers. The business address for these individuals is 3300 Duval Road, Austin, Texas.

T. Craig Benson, President, Chief Executive Officer and Secretary; Director

Mr. Benson has served as our President and Secretary and a member of our board of directors since 2002 and our Chief Executive Officer since 2004. He joined us to direct our spin-off from Luminex. From 2000 to 2004, Mr. Benson served as Chairman of the Board of Directors for Equity Resource Partners, LLC, a private investment company. From 1987 through September 2000, Mr. Benson was employed by Service Corporation International, or SCI, a world leader in death care-related services. During his tenure with SCI, Mr. Benson held various senior executive management positions, which included domestic and international merger and acquisition responsibilities, Vice-President of Marketing and Corporate Alliances, as well as President of SCI International, Ltd., SCI’s International holding company. From 1990 to 1994, Mr. Benson served as President of Investment Capital Corporation, the private equity arm of SCI, which held over $351 million in assets. Mr. Benson has served on the board of directors of Psynova since June 2008. Mr. Benson has previously served on the boards of directors of various publicly held entities, which include Florafax International Inc., Tanknology Environmental, Inc., Equity Corporation International and Pinnacle Global Group, Inc. Mr. Benson received a Bachelor of Business Administration from Southern Methodist University in 1984. Mr. Benson was selected to serve as a director due to his depth of knowledge of our company, including its strategies, operations, finances and markets, as well as his thorough knowledge of the biotechnology industry. In addition to serving as our President and Chief Executive Officer, Mr. Benson has served on the Board of Directors of five publicly traded companies and has extensive experience in the areas of private equity investments, banking, capital markets, international operations and mergers and acquisitions.

Patrick McClain, Senior Vice President and Chief Financial Officer

Mr. McClain has served as our Chief Financial Officer since 2002. From 2002 to 2010 Mr. McClain served as a Vice President and since March 2010 serves as a Senior Vice President. From 2005 to 2007, Mr. McClain also served as Chief Financial Officer of The Biophysical Corporation, a related party. From 1996 to 2002, Mr. McClain served as Chief Financial Officer for Infinop Holdings Inc., a software development company, and Guardian on Board Ltd., a multi-national technology company. From 1996 to 2002, Mr. McClain also operated a consulting company, providing CFO services to over 20 technology and life sciences companies. From 1990 to 1996, Mr. McClain directed finance, accounting and acquisitions for Sheshunoff Information Services Inc. He also served as Vice President and Controller/Chief Financial Officer for two national commercial banks from 1985 to 1989. Mr. McClain was employed by Price Waterhouse LLP from 1979 through 1985. He received a bachelor of business administration in accounting from Ohio University, with honors, in 1979.

Michael Spain, M.D., Senior Vice President and Chief Medical Officer

Dr. Spain has served as our Chief Medical Officer since January 2003 and a Senior Vice President since March 2010. Prior to joining us, Dr. Spain served as Vice President, Clinical Affairs and Chief Medical Officer of Luminex from 1997 to 2003. From 1994 to 1997, Dr. Spain served as Medical Director of Laboratory Corporation of America Holdings, an independent clinical laboratory. From 1984 to 1994, Dr. Spain served as Medical Director of Quest Diagnostics Inc. (formerly Damon Clinical Laboratories), a leading provider of diagnostic testing, information and services. He also served as a resident in pathology at Baylor University Medical Center in Dallas from 1980 through 1984 and became board certified in 1984. Dr. Spain has served on the board of directors of Psynova since June 2008. Dr. Spain received his M.D. from the University of Texas Southwestern Medical School in Dallas in 1980.

James P. Mapes, Ph.D., Senior Vice President and Chief Scientific Officer

Dr. Mapes has served as our Chief Scientific Officer since September 2002. From 2002 to 2010 Dr. Mapes served as our Research and Development Vice President and since March 2010 serves as a Senior Vice President. Prior to joining us, Dr. Mapes served as Director of Research and Development for Luminex from 2001 through 2002. From 1997 to 2000, Dr. Mapes was employed by Becton, Dickinson and Company, a medical technology company that manufactures medical supplies, devices, laboratory equipment and diagnostic products, where he served as Director of Clinical Affairs. He also held a faculty position in the Biochemistry Department at Louisiana State University Medical Center in New Orleans. Dr. Mapes received his Ph.D. in Biochemistry at Indiana University in 1975 and served his post-doctoral training at Oxford University in Oxford, England, and Texas A&M University.

Ralph L. McDade, Ph.D., Senior Vice President and Strategic Development Officer

Dr. McDade has served as our Strategic Development Officer since 2002 and a Senior Vice President since March 2010. Prior to joining us, he served as Chief Scientific Officer of Luminex from 1996 to 2002. From 1988 to 1996 he served as Director of Research and Development at Inland Laboratories, Inc. He held faculty positions at The Rockefeller University in New York and at Louisiana State University School of Medicine in New Orleans from 1984 to 1988. Dr. McDade received his Ph.D. in Microbiology from the University of Texas Southwestern Medical School in 1980. He served his post-doctoral training at the University of Connecticut Medical Center in Farmington.

Anthony Barnes Ph.D., Senior Vice President — Diagnostics

Dr. Barnes has served as our Senior Vice President — Diagnostics since March 2010. Dr. Barnes served as our Vice President of Clinical Diagnostics from April 2009 to March 2010. Prior to joining RBM, Dr. Barnes served as co-founder and Chief Executive Officer of Oncimmune Ltd from 2003 to 2006 and President and Vice Chairman of Oncimmune (USA) LLC from 2007 to 2009. Previously, Dr. Barnes held the role of Chief Financial Officer of Biowulf Technologies from 2000 to 2002; Vice President, Commercial Operations at Immunicon from 1997 to 2000; Director, Life Science Practice, PRTM from 1995 to 1997; Senior Director, Infectious Disease and Nucleic

Acid Diagnostics, Ciba-Chiron Diagnostics from 1993 to 1995; Director, Product Development, Lifespan from 1992 to 1993; Marketing Manager, Abbott Laboratories from 1990 to 1992; and Strategic Consultant, Booz-Allen Hamilton Inc. from 1988 to 1990. Dr. Barnes received his Ph.D. in chemistry from the University of Illinois in 1983 and an M.B.A. from the University of Chicago in 1988.

Board of Directors

The following provides information about each of our directors and director nominees other than Mr. Benson whose information is provided above under the heading “— Executive Officers.” The business address for these individuals is 3300 Duval Road, Austin, Texas. We do not apply a formal diversity policy or set of guidelines in selecting and appointing directors that comprise our board of directors. However, when appointing new directors, our Nominating and Governance Committee considers each individual director’s qualifications, skills, business experience, personal and professional integrity, independence under applicable standards and capacity to serve as a director, as described below for each director, and consider the diversity of, and the optimal enhancement of the current mix of talent and experience on, the board of directors as a whole.

Mark Chandler, Ph.D., Director and Chairman of the Board of Directors

Dr. Chandler founded us in 2002. He has served as a member of our board of directors since August 2002 and as Chairman of the Board of Directors since December 2007. Dr. Chandler has been Chairman of the Board of Directors of The Biophysical Corporation since May 2004 and also served as its Chief Executive Officer from May 2004 to September 2009. Dr. Chandler served as our Chief Executive Officer and Chairman of the Board of Directors until his departure in 2004. Before founding us, Dr. Chandler founded Luminex in May 1995, serving as Chairman of the Board of Directors and Chief Executive Officer from 1996 until 2002. He received his Ph.D. in Immunology from the University of Texas Southwestern Medical School in Dallas in 1981. Dr. Chandler was selected to serve as a director due to his deep understanding of the intellectual property, technology and processes of our company, as well as the vision and business acumen he has demonstrated in the course of his distinguished career as a scientist and entrepreneur in the life sciences industry. In addition, Dr. Chandler’s leadership and management experience has proven invaluable since his founding of our company.

Matthew Zell, Director

Mr. Zell has served as a member of our board of directors since October 2007. Mr. Zell is a Managing Director of Equity Group Investments, L.L.C., or EGI. Prior to joining EGI in 2001, he founded Prometheus Technologies, Inc., where he served as President from 1990 to 2001. He has served on the board of directors for Anixter International Inc., a public electrical and electronic wire and table company, since 2001. In addition, Mr. Zell has served on the board of directors of Desarrolladora Homex, S.A.B. de C.V., a public Mexican homebuilder, since 2004 and has been a member of its Audit Committee and Compensation Committee since 2008. He has also served on the board of directors of GP Strategies Corporation, a public workforce trading company. Mr. Zell received his bachelor of science in Aeronautical and Astronautical Engineering from the University of Illinois in Champaign in 1988. Mr. Zell was selected to serve as a director due to his broad experience, sophistication and expertise in the capital and investment markets. Mr. Zell has a successful track record of value creation for public and private companies through his participation as a board member and his involvement in the development of corporate strategies for businesses in a wide range of business sectors, early to late stage, including the health care and life sciences industries.

Mark J. Gainor, Director

Mr. Gainor has served as a member of our board of directors since May 2008. Mr. Gainor currently serves as Chairman and Chief Executive Officer of Lucor Holdings, LLC, a private venture capital investment company investing primarily in healthcare technology and financial services companies. Mr. Gainor and his father co-founded Gainor Medical, an international diabetic and medical supply and distribution company, which was acquired by Matria Healthcare in 1999. He serves on the boards of Endovascular Research, an early-stage stent technology company, and Mark One Financial, a financial services firm. Mr. Gainor has previously served on the board of directors of Therasense Inc., a public healthcare technology company acquired by Abbott Laboratories in

2004, and Venetec International Inc., a manufacturer of catheter securement technology subsequently acquired by C.R. Bard, Inc. Mr. Gainor served Adams Respiratory Therapeutics, Inc., a pharmaceutical company subsequently acquired by Reckitt Benckiser in 2008 as interim Chief Executive Officer through August 2003 and on the board of directors through January 2005. Mr. Gainor graduated from the University of Alberta, Canada, with a degree in Business Administration and Commerce, in 1981. Mr. Gainor was selected to serve as a director due to his successful career as an entrepreneur, manager and investor in a number of health care technology companies. Mr. Gainor has special expertise in the development of strategic collaboration relationships in the life science industry and experience in global product development, manufacturing and distribution.

David L. Schultz, Director

Mr. Schultz has served as a member of our board of directors since January 2010. Mr. Schultz is the President and Director of Sonic Healthcare USA, Inc., the U.S. division of Sonic Healthcare Limited, the world’s third largest diagnostic services company. From 1989 to 2005 Schultz served as the founder, Chief Executive Officer, and director of Clinical Pathology Laboratories, Inc., (CPL), an Austin, Texas clinical diagnostic service laboratory. Mr. Schultz currently holds advisory positions with the board of directors of Critical Connections, Inc. and the board of directors of Respiratory Research, Inc. Mr. Schultz was previously on the Board of Applied Genetics, which was later sold to Esoterix, Inc. Mr. Schultz received his Bachelor of Science in Business and Public Administration from The University of Texas—Dallas in 1991. Mr. Schultz was selected to serve as a director due to his qualifications and leadership skills in the clinical diagnostics industry. Through his experience as President and Director of the world’s third largest diagnostic services company, Mr. Schultz has thorough knowledge of operations, logistics, processing, and global distribution of clinical diagnostic products and services, including expertise in physician sales, reimbursement, laboratory instrumentation and associated technology. Mr. Schultz also has extensive experience in regard to mergers and acquisitions in the clinical diagnostics industry.

Mark C. Capone, Director

Mr. Capone has served as a member of our board of directors since January 2010. Mr. Capone currently serves as President and Chief Operating Officer of Myriad Genetics Laboratories, Inc., or Myriad. From 2002 to 2006, he served as Senior Vice President of Sales of Myriad. Prior to joining Myriad, Mr. Capone served 17 years with Eli Lilly and Company, or Eli Lilly, where he held positions as Product Development Manager, Manufacturing Plant Manager and Area Sales Director. Many of these positions included responsibilities for Eli Lilly’s neuro-psychiatric products. Mr. Capone received his bachelor of science degree in Chemical Engineering from Pennsylvania State University graduating with highest distinction in 1984, his Master of Science degrees in Chemical Engineering and Management from Massachusetts Institute of Technology in 1991. Mr. Capone was selected to serve as a director due to his knowledge and experience in the international distribution, logistics and marketing of clinical diagnostic products and services. Mr. Capone has been involved in the development and management of corporate strategies in clinical diagnostic operations, business processes and reimbursement matters, all of which will be of benefit to our company. In addition, he has commercial leadership and management experience in the neuro-psychiatric market which we believe will be valuable to the development of our molecular diagnostic tests.

William G. Bock, Director Nominee

Mr. Bock has been elected to serve as a member of our board of directors effective upon the completion of this offering. Mr. Bock currently serves as Senior Vice President of Finance and Administration and Chief Financial Officer of Silicon Laboratories, Inc. From 2001 to 2006, Mr. Bock participated in the venture capital industry, principally as a partner with CenterPoint Ventures. From 1997 to 1999, Mr. Bock served as President and Chief Executive Officer of DAZEL Corporation, a provider of electronic information delivery systems. After DAZEL’s acquisition by Hewlett-Packard, Mr. Bock then served as Vice President until 2001. Mr. Bock has also served as Executive Vice President and Chief Operating Officer of Tivoli Systems, which he helped take public in 1995 and was later acquired by IBM. Prior to joining Tivoli, Mr. Bock successfully completed an IPO at Convex Computer Corporation as CFO in 1986 and then became the Senior Vice President of Sales in 1991. Prior to Convex, Mr. Bock spent nine years in various finance roles at Texas Instruments including the Vice President and Controller of the Data Systems Group. Mr. Bock holds a B.S. degree in computer science from Iowa State

University and a M.S. degree in industrial administration from Carnegie Mellon University. Mr. Bock was selected to serve as a director due to his credentials and qualifications in the area of public and financial accounting. Mr. Bock has particular skills in corporate finance, corporate governance, compliance, disclosure and compensation matters and has extensive experience in capital market transactions.

Board Composition

Our board of directors is currently authorized to have seven members, and is currently composed of six members. Mr. Bock has been elected to serve as a member of our board of directors effective upon the completion of this offering. Our board of directors has determined that each of Messrs. Schultz, Capone and Bock are independent within the meaning of the independent director standards of the SEC and the Nasdaq Global Market. We intend to add an additional independent member to our board of directors prior to the commencement of this offering.

Each of Messrs. Benson, Chandler, Gainor and Zell were elected to serve as members of the board of directors pursuant to the Investors’ Rights Agreements and the voting agreement contained therein. See “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.”

Board Leadership Structure

We currently separate the roles of chief executive officer and chairman of the board of directors in recognition of the differences between the two roles. Our Chief Executive Officer is responsible for setting our strategic direction and the day to day leadership and performance of the company, while our Chairman of the board of directors provides guidance to the chief executive officer and sets the agenda for meetings and presides over meetings of the full board of directors. Our board of directors intends to hold executive sessions at least four times a year.

Our board of directors has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. The board of directors believes that this issue is part of the succession planning process and that it is in our best interests for the board of directors to make a determination regarding this issue each time it elects a new chief executive officer.

The Role of Our Board of Directors in Risk Oversight

The role of our board of directors in the risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full board of directors (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate “risk owner” within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next meeting of the board of directors. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. As part of its charter, the Audit Committee discusses our policies with respect to risk assessment and risk management.

Board Committees

Our board of directors has established three committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Following the completion of this offering, copies of the charters for each of our committees will be available without charge, upon request in writing to Rules-Based Medicine, Inc., 3300 Duval Road, Austin, Texas 78759, Attn: Corporate Secretary or on the investor relations portion of our website, www.rulesbasedmedicine.com.

Audit Committee

Our Audit Committee currently consists of Messrs. Capone and Schultz. Upon completion of this offering and the admission of Mr. Bock to our board of directors, our Audit Committee will also include Mr. Bock. Our board of directors has determined that each of Messrs. Bock, Capone and Shultz is independent within the meaning of the independent director standards of the SEC and the Nasdaq. Mr. Bock will serve as the committee’s Chairman. We have determined that Mr. Bock meets the requirements of Item 407 of Regulation S-K promulgated under the Securities Act and will serve as the Audit Committee’s financial expert. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements.

Compensation Committee

Our Compensation Committee currently consists of Messrs. Gainor, Schultz and Zell, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq. Mr. Gainor serves as the committee’s Chairman. At least two members of the committee are (i) “Non-Employee Directors” for the purposes of Rule 16-b3 under the Exchange Act and (ii) “outside directors” for the purposes of Section 162(m) of the Internal Revenue Code. This committee’s main function is to assist our board of directors in determining the development plans and compensation for our senior management and directors and recommend these plans to our board of directors.

Nominating and Governance Committee

Our Nominating and Governance Committee currently consists of Messrs. Capone, Gainor and Zell, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq. Mr. Zell serves as the committee’s Chairman. The committee’s main function is to identify and nominate candidates for election to the board of directors taking into account each individuals qualifications and skills and the diversity of the board of directors as a whole, as described above, and develop and recommend to the board of directors a set of corporate governance principles applicable to our company.

Compensation Committee Interlocks and Insider Participation

Upon the commencement of this offering, none of the members of our Compensation Committee will be an officer or employee of ours. None of our executive officers will serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board of directors or Compensation Committee. No member of our board of directors serves, or has within the past fiscal year served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or Compensation Committee.

Key Employees

The following provides information about each of our non-executive key employees.

Peter Amatulli, Vice President, Sales and Marketing

Mr. Amatulli has served as our Vice President of Sales and Marketing since December 2007. From 2006 to 2007, Mr. Amatulli served as the Vice President of Sales for several contract research organizations, and central labs in the biopharmaceutical industry. From 1991 to 2006, Mr. Amatulli served as the Vice President of Sales at Covance Inc., a leading drug development services company, where he led the development of their central lab sales organization. He graduated cum laude from Ohio University with a degree in General Studies, and an emphasis in Business Administration, in 1973.

Samuel T. LaBrie, Ph.D., Vice President of Corporate Development

Dr. LaBrie has served as our Vice President of Corporate Development since 2007. Prior to joining RBM, he served as Senior Manager of Business Development for Sigma-Aldrich Corporation from 2004 to 2007. He also served as the Chief Scientific Officer and co-founder of ProteoPlex Inc. from 2001 to 2004. From 1996 to 2001, he worked for Incyte Genomics, Inc. as Senior Director of Product Development. Dr. LaBrie received his Ph.D. in Biology from the University of California, San Diego in 1993.

Don Beamish, Vice President of Commercial Development

Mr. Beamish has served as our Vice President of Commercial Development since October 2009. From 2008 to October 2009, Mr. Beamish was a management consultant for Cobbs Creek Healthcare, a provider of strategies and solutions for pharmaceutical, biotechnology and medical device companies. From 1992 to 2008, Mr. Beamish held several executive and management positions in the sales and marketing group of the pharmaceuticals division of AstraZeneca PLC. Mr. Beamish received a bachelor of science degree from Carleton University in Ottawa, Ontario in 1978 and a Master of Business Administration degree from Queen’s University in Kingston, Ontario in 1982.

Clinical Advisory Board

We engage a Clinical Advisory Board to provide us with expert guidance in the areas of clinical trial development, clinical strategy, and product development strategy. The Clinical Advisory Board is composed of nationally recognized thought leaders in psychiatry and will meet with us semiannually to advise us in clinical and development strategy and to provide input and advice on emerging trends, competitive strategy and new opportunities. The members of the Clinical Advisory Board are:

Sabine Bahn, M.D., Ph.D., M.R.C. Psych

Dr. Bahn is a co-founder of Psynova and a leading research scientist. A psychiatrist by training, she established the Cambridge Centre for Neuropsychiatric Research, which has conducted comprehensive functional genomics studies on psychiatric disorders. Her main research interests have been to understand the molecular basis of neuropsychiatric disorders, with a focus on the major psychotic disorders, schizophrenia and bipolar disorder. Dr. Bahn has been awarded numerous grants, including from the Stanley Medical Research Institute, and has had numerous peer-reviewed publications. In addition, Dr. Bahn serves on the editorial boards of Frontiers in Neuroenergetics and Clinical Schizophrenia and related Psychoses.

Tyrone D. Cannon, Ph.D.

Dr. Cannon is the Staglin Family Professor of Psychology, Psychiatry & Biobehavioral Sciences, the Carol Moss Spivak Scholar in Neuroscience, and the Director of the Staglin Music Festival Center for Cognitive Neuroscience at UCLA. Dr. Cannon’s research aims to discover the causes of schizophrenia and bipolar disorder and to develop effective treatment and prevention strategies based on an understanding of the genetic and neural mechanisms that give rise to these disorders.

Andreas Meyer-Lindenberg, M.D., Ph.D.

Prof. Dr. Meyer-Lindenberg is the Director of the Central Institute of Mental Health, Mannheim Germany, and the Professor and Chairman of Psychiatry and Psychotherapy, University of Heidelberg. He received a Masters in Mathematics from the University of Hagen, a Ph.D. from the University of Giessen, and an M.D. from the University of Bonn. He worked for over ten years at the U.S. National Institute of Mental Health, or NIMH. Dr. Meyer-Lindenberg has investigated the interaction of the prefrontal cortex and striatum in people with schizophrenia. His mathematical skills have helped him develop methods to investigate complex interactions between genetic variants and their influence on the human brain. He now combines studies of genetic indicators of mental illness with neuroimaging in order to uncover the elusive biological mechanisms of mental disorders.

Wayne Drevets, M.D.

Dr. Drevets is the President of the Laureate Institute for Brain Research, within the William K. Warren Laureate Psychiatric Institute and Hospital in Tulsa, Oklahoma. For fiscal year 2008, the psychiatric center saw 3,633 inpatient admissions and over 84,000 outpatient visits. Dr. Drevets received his M.D. from the University of Kansas. He joined the Department of Psychiatry at Washington University Medical School where he rose to the rank of tenured Associate Professor. During these years he conducted positron emission tomography, or PET, imaging studies of mood and anxiety disorders under the mentorship of Dr. Marcus Raichle. He moved to the

University of Pittsburgh, where he continued to study brain imaging and acquired additional training in the application of PET to receptor imaging. In 2001, Dr. Drevets joined the NIMH Mood and Anxiety Disorders Program as a Senior Investigator. He is currently involved in research employing PET and MRI technologies to better understand mood and anxiety disorders.

John Kane, M.D.

Dr. Kane is professor of psychiatry, neurology, and neuroscience, and holds the Dr. E. Richard Feinberg Chair in Schizophrenia Research at the Albert Einstein College of Medicine. Dr. Kane directs the NIMH-funded Research Center for the Study of Schizophrenia for the North Shore Long Island Jewish Health System. He has published over 300 papers in scientific journals and is one of the most highly cited researchers in psychiatry. Dr. Kane has been a member of the Board of Scientific Counselors for NIMH. He has served on the council of the American College of Neuropsychopharmacology, and chaired the American Psychiatric Association Committee on Research on Psychiatric Treatments. He is president of the American Society of Clinical Psychopharmacology and the Schizophrenia International Research Society. Dr. Kane has chaired the NIMH Psychopathology and Psychobiology Review Committee as well as the Psychopharmacologic Drugs Advisory Committee of the FDA. He has served as a consultant to the Veterans Administration and the U.S. Department of Justice. Dr. Kane is a recipient of the Arthur P. Noyes Award in Schizophrenia, the NAPPH Presidential Award for Research, the American Psychiatric Association Foundations’ Fund Prize for Research, the Kempf Fund Award for Research Development in Psychobiological Psychiatry, the Lieber Prize for Outstanding Research in Schizophrenia, the Heinz E. Lehmann Research Award from New York State and the Dean Award from the American College of Psychiatrists. Dr. Kane received his medical degree from New York University School of Medicine.

Principal Investigators

Several of our academic collaborators have chosen to work with us as principal investigators, in which the collaborator receives no direct payment from the company, but does have a confidentiality obligation. These experts will assist in the design of clinical trials and the interpretation of the results. There is a potential for these relationships to change as the different assays progress through validation, evaluation and general usage in clinical practice.

Charles Schulz, M.D.

Dr. Schulz is a Professor and Head of the Department of Psychiatry at the University of Minnesota. He received his M.D. and psychiatric residency training at the UCLA Medical School. Dr. Schulz became a clinical associate at the National Institute of Mental Health where he worked in the Neuropsychopharmacology Section at the Clinical Center. In 1980, Dr. Schulz moved to the Medical College of Virginia where he started the Schizophrenia Program. His research interests focused on neuropsychiatric studies of teenagers suffering from schizophrenia, including CT research. In 1983, he became Medical Director of the Schizophrenia Module at University of Pittsburgh where his research focused on treatment refractory schizophrenia. In 1986, he moved to the NIMH extramural program where he contributed to the National Plan on Schizophrenia Research. Along with Dr. Carol Tamminga, he started the biennial International Congress on Schizophrenia Research. Dr. Schulz was Professor and Chairman of the Department of Psychiatry at Case Western Reserve University School of Medicine and University Hospitals of Cleveland from 1989 to 1999. His research interests are MRI imaging in adolescents with schizophrenia and bipolar illness. He also has been active in clinical trials with antipsychotic medications.

Sheldon Preskorn, M.D.

Dr. Preskorn is President and Chief Executive Officer for the Clinical Research Institute and Professor in the Department of Psychiatry at the University of Kansas School of Medicine-Wichita. A fellow of the American Psychiatric Association and the American Psychopathological Association, Dr. Preskorn has served on advisory committees of the FDA, Veterans Administration, National Institutes of Health and National Science Foundation, and was a consultant to the Menninger Foundation on clinical psychopharmacology. He received his M.D. at the University of Kansas. An international lecturer and the author of over 400 scientific, professional articles and books, Dr. Preskorn has received continuous grant funding since 1978 for an estimated life-time total of

$50 million. His clinical research has included pharmacokinetics, drug-drug interactions and drug development through all clinical phases from “first time in man” studies through phase III trials. He has been the principal investigator on over 250 clinical trials including drug development studies of all antidepressants marketed in the United States in the last 25 years. He also has extensive experience with the drug registration process having been involved in the registration process for eight of the 12 antidepressants marketed in the United States over the last 25 years and the only implantable device approved for the treatment of a psychiatric illness. In addition to this research work, his clinical and administrative experience includes six years as supervising physician for an acute psychosis ward, six years as chief of psychiatry for a university affiliated Veterans Administration Medical Center, five years as director of the KUSM-W Outpatient Psychiatric Clinic and eight years as Chair of the KUSM-W Department of Psychiatry.

Scientific Advisory Board

Our scientific advisory board consists of scientists with knowledge in mathematics, statistics, clinical trial design and applied biology. They act as strategic resources for our management and our board of directors.

Thomas Joos, Ph.D.

Thomas Joos is a leading expert and opinion leader within the field of protein microarray technologies and applications. Dr. Joos is head of the Biochemistry Department of the Natural and Medical Sciences Institute at the University of Tübingen. Dr. Joos is a scientific advisor of BioChipNet, and a member of the editorial board of Drug Discovery Today, Proteomics, Molecular Biotechnology and Expert Review of Proteomics. Dr. Joos is an invited speaker, advisor and chairman at major international biochip conferences. He has published numerous papers, including recent articles in Drug Discovery Today, Proteomics and Trends in Biotechnology.

Vladimir Vapnik, Ph.D.

Dr. Vapnik has been working on learning theory-related problems for more than four decades. Together with Alexey Chervonenkis he studied the problem of uniform convergence of empirical means and developed the VC theory. He also developed the Support Vector Machines algorithm. Dr. Vapnik received his Ph.D. in statistics at the Institute of Control Sciences, Moscow in 1964. He worked at this institute from 1961 to 1990 and became Head of the Computer Science Research Department. At the end of 1990, he moved to the USA and joined the Adaptive Systems Research Department at Bell Labs. Vapnik left Bell Labs in 2002 and joined NEC Laboratories America, Inc., where he currently works in the Machine Learning group. He is a Professor of Computer Science and Statistics at Royal Holloway, University of London and an Adjunct Professor position at Columbia University. He was inducted into the U.S. National Academy of Engineering in 2006. He received the 2008 Paris Kanellakis Award.

Michael Walker, Ph.D.

Dr. Walker received a Ph.D. from Stanford. He has over 20 years experience in biostatistics and bioinformatics and is a Consulting Professor for the Department of Medicine at Stanford University. Dr. Walker teaches courses in biology and statistics and consults for biotechnology and pharmaceutical companies in the field of biostatistics and clinical trial design. His clients include Roche, Affymetrix, Inc., and Genomic Health, Inc. He has published in The New England Journal of Medicine, The Lancet, Genome Research and other leading journals, and has more than forty patents issued or pending for the discovery of disease-associated genes and statistical analysis methods.

Matthew Albert, Ph.D.

Dr. Matthew Albert is an Institut national de la santé et de la recherché medicalé INSERM director of research working at Institut Pasteur, where he heads a mixed INSERM / Pasteur Unit. His current positions also include Director of The Center for Human Immunology at Institut Pasteur; and Adjunct Faculty at Necker Hospital. He received his M.D. at Cornell University Medical College and his Ph.D. in Immunology at The Rockefeller University. Dr Albert’s laboratory is centered around a ’bedside-to-bench’ approach to translational research. His basic science and clinical research goals are to define the direct and indirect influence of apoptotic and autophagic cell death on immunity; identify mechanisms of tumor immunity in patients with superficial transitional cell carcinoma of the bladder; and characterize the complex role of type I interferons and interferon stimulated genes in hepatitis C virus disease pathogenesis and treatment. He has received the Burroughs Wellcome Fund Career Award (2000), The Doris Duke Clinical Scientist Development Award (2001), The European Young Investigator Awards (2006) and The European Research Council Young Investigator Starting Award (2008).

Compensation Discussion and Analysis

This compensation discussion and analysis, or CD&A, provides information about our compensation objectives and policies for our principal executive officer, our principal financial officer and our other three most highly-compensated executive officers, and is intended to place in perspective the information contained in the executive compensation tables that follow this discussion. This CD&A provides a general description of our compensation program and specific information about its various components.

Throughout this discussion, the following individuals are referred to as the “Named Executive Officers” and are included in the Summary Compensation Table:

•	Craig Benson, President and Chief Executive Officer

•	Patrick S. McClain, Senior Vice President and Chief Financial Officer

•	Michael Spain, Senior Vice President and Chief Medical Officer

•	Ralph McDade, Senior Vice President and Strategic Development Officer

•	James Mapes, Senior Vice President and Chief Scientific Officer

While this CD&A focuses primarily on the information contained in the following tables and related footnotes, as well as the supplemental narratives relating to the last completed fiscal year, we also describe compensation actions taken before or after the last completed fiscal year to the extent that such discussion enhances the understanding of our executive compensation disclosure. As a privately-held company, our significant stockholders had significant input in the amount and design of our executive compensation through their representation on the Compensation Committee of our board of directors. Consequently, the Compensation Committee of our board of directors retained significant discretion in the awarding of executive compensation, whether in the form of salary increases, discretionary annual bonuses or discretionary equity based awards in 2009 and preceding calendar years. In anticipation of this offering, our Compensation Committee has made adjustments to our compensatory practices to be utilized beginning in 2010 that the Compensation Committee believes will be more appropriate for a company with public stockholders. The Compensation Committee has retained a compensation consultant to assist it in transitioning its compensation practices. This CD&A discusses the compensatory practices in place during 2008 (which were the same practices in place during 2009) and highlights changes the Compensation Committee will be implementing in 2010. Decisions related to historic compensation (prior to 2010) were made by the Compensation Committee composed of Messrs. Chandler, Zell and Gainor. Decisions made in 2010 in anticipation of this offering were generally made by Messrs. Chandler, Zell and Schultz.

We believe our success depends on the continued contributions of our Named Executive Officers. Our executive compensation programs are designed with the philosophy of attracting, motivating and retaining experienced and qualified executive officers with compensation that recognizes individual merit and overall business results. Our policies are also intended to support the attainment of our strategic objectives by tying the interests of our executive officers to those of our stockholders through operational and financial performance goals and equity-based compensation.

The principal elements of our executive compensation programs are base salary, discretionary annual cash bonuses, long-term equity incentives and the employee benefit arrangements made available to our full-time employees generally. The employee benefit arrangements provided to our Named Executive Officers consist of life, disability and health insurance benefits, a qualified 401(k) savings plan and paid vacation and holidays.

Responsibilities of the Compensation Committee

The Compensation Committee of our board of directors is responsible for the approval, evaluation and oversight of all of our compensation plans, policies and programs. The primary purpose of the Compensation Committee is to establish and implement our compensation policies and monitor our compliance with such policies.

The responsibilities of the Compensation Committee include the following:

•	reviewing and making recommendations to our board of directors with respect to our general compensation programs;

•	reviewing and approving our goals and objectives relating to the compensation of our executive officers, evaluating such officers’ performance in light of these goals and establishing compensation levels based on these evaluations;

•	reviewing market data to assess our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

•	administering our equity based compensation plans, including selecting to whom grants under any such plans are made and determining the terms and type of any such grant;

•	recommending to our board of directors the adoption of amendments to any of our compensatory plans and modifying or canceling any existing grants under such plans;

•	reviewing the sufficiency of the shares available for grant under any of our equity plans based on our goals for hiring, bonus and retention; and

•	preparing the “Compensation Committee Report” to be included in our proxy statement.

Compensation Program Objectives

The objectives of our executive compensation programs are as follows:

•	attracting and retaining talented and experienced executives;

•	motivating and rewarding executives whose knowledge, skills and performance are critical to our success;

•	aligning the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

•	providing a compensation package that is weighted towards pay for performance, and in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

•	ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success;

•	fostering a shared commitment among executives by coordinating their company and individual goals; and

•	compensating our executives in accordance with our long-term objectives and goals.

Although not formally adopted as objectives in 2008 and 2009, the preceding objectives are consistent with the informal objectives employed historically by our Compensation Committee.

The Compensation Committee evaluates the objectives of our executive compensation programs on a regular basis, no less frequently than annually. In determining the objectives of our executive compensation programs, the Compensation Committee examines the appropriate matching of compensation to performance for each individual and for the entire executive group.

The Compensation Committee is responsible for reviewing and making recommendations to our board of directors regarding our executive compensation programs. These programs are intended to achieve the objectives established by the Compensation Committee for compensating our executive officers. The Compensation Committee reviews our executive compensation programs on an annual basis to determine if such programs are effective in achieving the objectives established by the Compensation Committee. Compensation objectives are established based upon various measurements of meeting annual business objectives in comparison to plan, and the associated value creation associated with such objectives, both as individuals and as a management group.

The Compensation Committee meets outside the presence of all of our executive officers to consider the appropriate compensation for our President and Chief Executive Officer. For all other Named Executive Officers, the Compensation Committee meets outside the presence of all executive officers except our President and Chief Executive Officer. Historically, our President and Chief Executive Officer and Senior Vice President and Chief

Financial Officer have annually reviewed the performance of each other Named Executive Officer with the Compensation Committee and make recommendations to the Compensation Committee with respect to the appropriate base salary, target cash bonus potential and the grant of long-term equity incentive awards. Based in part on these recommendations and the other considerations discussed below, the Compensation Committee has approved the annual compensation package of each of our executive officers, other than our President and Chief Executive Officer. The Compensation Committee alone has historically analyzed the performance of our President and Chief Executive Officer to determine the base salary, target cash bonus potential and the grant of long-term equity incentive awards appropriate for him. Input or suggestions applicable to the group or individual compensation from other executive officers are solicited from our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer by the Compensation Committee, but the Compensation Committee will typically not solicit input directly from our other executive officers, in determining compensation levels of our executive officers.

Historically, although the Compensation Committee has made all final determinations with respect to the compensation of our executive officers, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer have had significant input in the compensation paid to our executives, including the Named Executive Officers, other than their own compensation. As is discussed in greater detail below, our compensation setting process was refined in 2010 in anticipation of becoming a public company.

Certain Policies Underlying Our Executive Compensation Programs

Our executive compensation programs and practices are selected and structured to support our short-term and long-term strategic goals and values and to reward and retain talented individuals. We design our compensation programs to support our culture and efforts to remain a growth company.

We seek a balanced approach to executive compensation, with each primary element of compensation (base salary, cash incentives, equity incentives and benefits) designed to play a specific role.

We have historically applied the following material, but informal, policies relating to our executive compensation programs:

•	Allocation between long-term and current compensation. Current compensation consists of base pay and discretionary cash bonuses. Long-term compensation consists entirely of equity awards made to our Named Executive Officers in prior years, all of which were fully vested by the end of 2007. The allocation between long-term and currently paid out compensation has historically been based upon subjective determinations made by our Compensation Committee regarding the individual performance of our executives and the overall performance of our company. This allocation has been based on the nature of each executive’s annual performance objectives and our retention objectives. The Compensation Committee determined not to make any equity based awards to the Named Executive Officers in 2009 and 2008, but will make additional grants in connection with this offering.

•	Allocation between cash and non-cash compensation. It is our policy to provide all currently paid compensation in cash and all long-term compensation in the form of awards tied to our common stock. The allocation between cash and non-cash compensation likewise has been based on each executive’s annual performance objectives and the retention objectives of the company.

Compensation Consultants and Competitive Market Data

We believe it is in our stockholders’ best interests to ensure that our executive compensation is competitive with that of other companies of similar size and complexity. While a compensation consultant has not been utilized historically by the Compensation Committee, in anticipation of this offering the Compensation Committee has engaged Towers Watson & Co., or Towers Watson, as its independent advisor to provide competitive market data and analysis regarding material elements of compensation, including base salary, cash incentives and equity incentives. During February 2010 the compensation consultant developed the competitive market data through the use of both compensation survey data and publicly-available data from a reference peer group. The reference peer group consisted of the following companies: Gen-Probe, Inc., Myriad Genetics, Inc., Cepheid, Inc., Genomic

Health Inc., ISIS Pharmaceuticals, Inc., Abaxis Inc., Zymogenetics, Inc., Progenics Pharmaceutical Inc., Monogram, Inc., Orchid Cellmark, Sequenom, Inc., Luna Innovations Inc., Biosphere Medical, Inc., Sangamo Biosciences Inc., and Arqule, Inc. The consultants also provided advice directly to the Compensation Committee regarding interpretation of the competitive market data and how the compensation levels established helped to promote the goals espoused in our compensation philosophy, both as to specific compensation elements as well as regarding total compensation.

Towers Watson was retained directly by the Compensation Committee and has not performed any services for us other than in connection with its analysis of executive and director compensation in early 2010.

Our Executive Compensation Programs

Overall, our executive compensation programs are designed to be consistent with the objectives and principles set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose

Base Salary	Fixed amount adjusted annually	Attract and retain
Annual Bonus	Based upon individual performance and the performance of our company	To motivate and enhance share price, and our short-term and long-term financial growth and stability
Long Term Incentive Plan Awards	Based upon performance individually and as an executive group	To retain and motivate our executives over a longer term
401(k) Plan	Voluntary annual contributions	Enhance overall compensation package
Medical Benefits	Ongoing medical participation in medical, life, disability, dental and vision policies	Attract and retain

All pay elements are cash-based except for long-term incentive awards, which have historically been equity based. We consider individual performance, the nature of each executive’s annual performance objectives and competitive market conditions in determining the amounts to be paid, the allocation between cash versus equity and how much of a Named Executive Officer’s compensation should be short-term versus long-term. We believe that a substantial portion of each Named Executive Officer’s compensation should be in performance-based pay to motivate our executives to act in our stockholders’ best interests.

Historically, in determining whether to increase or decrease the compensation of our executive officers, including our Named Executive Officers, we have taken into account such items as the annual changes (if any) in the contributions made by the executive officer to the company, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs of the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization. These factors have not been used in a specific formula, but have instead been weighted at the discretion of the Compensation Committee as appropriate for each executive officer.

In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previous equity based awards, have been taken into account in setting other elements of compensation for a given fiscal year. In doing so, we have been focused on providing incentives for retaining our executive officers in a competitive marketplace as well as providing performance incentives for our benefit and our stockholders’ benefit.

2010 Compensation Review and Process

In 2010 with the assistance of Towers Watson we reassessed our compensation philosophy and process. In reassessing and determining the compensation package of our Named Executive Officers our Compensation Committee reviewed the primary elements of our officers’ compensation (specifically base salary, annual cash incentive bonus and long-term equity incentives) and compared each element to benchmark data compiled with the assistance of Towers Watson with respect to the reference peer group described above. Such competitive market data was a key factor used in determining compensation. Our President and Chief Executive Officer reviewed the competitive market data and reviewed the performance of each executive officer. In addition to competitive market value and individual executive performance, other factors considered when making executive compensation decisions in 2010 included: competitive market pressures, business conditions, the vesting and value of current equity grants, each individual’s tenure, prior compensation, prior experience, distinctive value to our organization, variances in job responsibilities relative to similarly titled officers at other companies, the appropriate mix of compensation elements (including base salary, cash incentives and equity incentives). Furthermore, the Compensation Committee considered our overall performance and the potential financial impact (including dilution) associated with their compensation. No defined formula was used to weight the various factors. Our President and Chief Executive Officer conducted this review with assistance from our Senior Vice President and Chief Financial Officer. Our President and Chief Executive Officer then made recommendations to the Compensation Committee regarding adjustments to base salary, cash incentives or equity incentives relative to the compensation levels set forth in the competitive market data. Our President and Chief Executive Officer also recommended performance metrics for achieving cash incentives and equity grants. He discussed his recommendations and the underlying rationale with the Compensation Committee. The Compensation Committee has full discretion to accept or reject the recommendations of our President and Chief Executive Officer. The Compensation Committee conducted its own analysis and had access to the competitive market data as well as the proposed adjustments of our President and Chief Executive Officer. In addition, the Compensation Committee received input from Towers Watson and met in executive session (without our President and Chief Executive Officer present) prior to making its final determinations regarding 2010 compensation.

To determine the compensation of our President and Chief Executive Officer, the Compensation Committee, through consultation with the remaining independent members of our board of directors, assessed President and Chief Executive Officer’s performance and considered competitive market data and other factors described herein.

The variation in compensation among the executive officers is a function of the Compensation Committee’s judgment. The following factors are considered: competitive market data, review of our President and Chief Executive Officer’s performance, review of President and Chief Executive Officer’s performance evaluations for each executive officer (including the Named Executive Officers), and consideration of the market competitive pressures, business conditions, the vesting and value of current equity grants, overall RBM performance and the potential financial impact of its compensation decisions. Key contributors to the variance in compensation amongst the executive officers are the variance in the competitive market data for each position and variance in each executive’s individual performance.

The three primary components of our executive compensation program are base salary, cash incentives and equity awards. The Compensation Committee has not adopted any defined formula for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Employment Agreements

We entered into employment agreements with each of the Named Executive Officers, effective October 12, 2007. We intend to amend and restate these agreements in 2010. The amended and restated employment agreements are expected to be substantially similar to the agreements in effect as of December 31, 2009. The agreements provide the Named Executive Officers with an annual base salary, which is subject to review and adjustment by our board of directors. The Named Executive Officers are also entitled to participate in our employee benefit programs, to the extent eligible, and may receive bonuses and incentive compensation in the discretion of our board of directors.

Our employment agreements are described in detail below in the narrative following the Summary Compensation Table. See “Executive Compensation—Discussion of Summary Compensation Table—Employment Agreements.”

Annual Cash Compensation

To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we provide a competitive total compensation package. Prior to 2010, in order to obtain information about competitive compensation we have relied on informal reviews of compensation practices of similar companies. In 2010, our Compensation Committee retained Towers Watson to provide us with this information. Base salaries are intended to compensate our executive officers for their services in accordance with their levels of responsibility within our company, while total compensation is intended to align our financial objectives with the management team by utilizing a significant equity component. Our cash compensation considers individual performance and experience to ensure that each executive officer is appropriately compensated.

Base Salary

We review the salary ranges of our executive officers as a group, and individual salaries for our executive officers annually. We establish the annual base salary for each executive officer based on consideration of many internal factors, such as the individual’s performance and experience and the pay of others on the executive team.

At the beginning of each year, our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer evaluate the base salary amounts paid to our other Named Executive Officers and make recommendations to our Compensation Committee. The Compensation Committee has the final say on any changes to the base salaries of our Named Executive Officers, which generally are made retroactive to January 1. When establishing the base salary of any executive officer, we consider business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive and other factors, such as an individual’s contribution to the overall growth of the company or a particular department within the company. We believe competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us. In 2009, between 67% and 68% of each Named Executive Officer’s total compensation was comprised of base salary, depending on the executive’s role with us and the executive’s overall contributions to the company during the year. This fixed portion of compensation is intended to provide security and a reliable, but not excessive, source of income to our Named Executive Officers.

During 2009 and 2008, the base salaries of our Named Executive Officers were based upon their overall responsibility for our operation and growth. However, management and our Compensation Committee have historically been concerned about parity among our executive officers. Mr. Benson earned the largest salary (and discretionary bonus) because of his significantly larger responsibility for our overall strategic direction, operation and performance.

The base salaries paid to our Named Executive Officers are set forth below in the Summary Compensation Table. See “Executive Compensation—Summary Compensation Table.”

In its 2010 review the Compensation Committee determined that to appropriately implement its policy of paying for performance, the base salaries of our Named Executive Officers should be set at below the market 50th percentile of our reference peer group with adjustments to reflect the factors described above.

Discretionary Cash Bonuses

We provide the opportunity for our Named Executive Officers and other executives to earn an annual cash bonus award. We provide this opportunity to attract and retain an appropriate caliber of talent for each position and to motivate executives to achieve our annual business goals. Historically annual bonuses have been discretionary. We review annual cash bonus awards for our Named Executive Officers and other executives annually to determine award payments for the last completed fiscal year, as well as to establish award opportunities for the current fiscal year. At the beginning of each year, we meet with executives to discuss company goals for the year and what each executive is expected to contribute in order to help the company achieve those goals.

Our 2009 bonuses were recommended by our President and Chief Executive Officer and our Vice President and Chief Financial Officer at year-end following a review of the individual performance of the executive officer in question, the past compensation, including base salary and equity awards, paid to the executive officer, and the overall performance of our company. The 2009 bonus recommendations were then evaluated and approved by our Compensation Committee.

In connection with the adoption of our 2010 Long Term Incentive Plan the Compensation Committee discussed the implementation of a performance based annual cash incentive plan to serve as a financial incentive to achieve goals during the fiscal year that the Compensation Committee believes are in the short and long-term interests of our shareholders. Each fiscal year, the Compensation Committee will approve the structure and incentive plan performance metrics. The Compensation Committee will establish key financial metrics, such as adjusted operating income, revenue, working capital, operational and individual performance objectives, which we refer to as MBOs, for each of our executive officers to support our operating goals and to reward achievement of performance goals. Our board of directors and Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant metrics or to reduce or increase the size of any award or payout. We have no predetermined weightings for our various annual incentive measures but rather the Compensation Committee will make a balanced, comprehensive assessment of our annual performance. Our annual incentive philosophy is to emphasize teamwork and company financial results. In addition, we will consider an executive’s achievement of specified individual MBOs.

Consistent with our policy of paying for performance we target our cash incentive plan to be between the 50th and 75th percentiles of our reference peer group, with adjustments to reflect the factors described above, upon the full achievement of established operating goals. We have designed our incentive bonus plan to pay up to 150 percent of the target bonus for outstanding performance. However, consistent with this pay for performance policy, no payment under the plan is guaranteed if an executive officer fails to meet the minimum established goals under the arrangement.

Long Term Equity Incentive Compensation

We use long-term equity compensation to retain, motivate and align the interests of our executive officers and employees with those of our stockholders and to provide incentives to maximize stockholder value. Long-term equity incentive awards were granted to our Named Executive Officers in prior years, all of which were fully vested by the end of 2007. We did not award any long-term equity incentive grants to our Named Executive Officers during 2009 or 2008 although certain employees and other executive officers did receive such grants in 2008.

In connection with its review of our compensation practices in 2010, the Compensation Committee has targeted the value of our equity incentives to be between the 50th and 75th percentiles of our reference peer group, with adjustments to reflect the factors described above. Historically, we have granted stock options as a long-term incentive for selected executives.

In February 2010, we considered our long-term incentive strategy. The Compensation Committee concluded that the optimal form of long-term incentives for Named Executive Officers would be restricted stock unit awards. As a result, the Compensation Committee determined that it would be appropriate to grant Named Executive Officers restricted stock units which will be granted in connection with this offering. Restricted stock units build executive stock ownership and provide a strong financial retention incentive. All restricted stock units will vest incrementally over a four-year period. In addition, certain executives, including the Named Executive Officers, will be entitled to defer the receipt of shares issuable under the restricted stock units beyond the date of vesting. Restricted stock units do not result in the issuance of shares of our common stock at the time of grant and, therefore, holders of restricted stock units will not be entitled to vote and will not have the rights generally associated with the ownership of our common stock. However, holders of restricted stock units will be entitled to receive distributions on our common stock, if any, to the same extent as stockholders generally. The restricted stock unit awards approved by the Compensation Committee in 2010 will be granted pursuant to our 2010 Long Term Incentive Plan described below.

Long Term Incentive Plan

In March 2010 we adopted a 2010 Long Term Incentive Plan, or LTIP, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees, directors and consultants, and to promote the success of our business.

The LTIP will primarily provide for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights, or SARs, (d) restricted stock awards, (e) restricted stock units, (f) performance awards, (g) bonus stock, (h) stock based awards or (i) any combination of such awards.

The LTIP is not subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA. The LTIP, for a limited period of time following this offering, will qualify for an exception to the deductibility limitations imposed by Section 162(m) of the Internal Revenue Code. As a result, during that limited period of time, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1,000,000.

Shares Available. The maximum aggregate number of shares of our common stock that may be reserved and available for delivery in connection with awards under the LTIP is 2,200,000, subject to adjustment in accordance with the terms of the LTIP. If common stock subject to any award is cancelled, forfeited settled in cash, or withheld to pay the exercise price of or to satisfy the withholding obligations with respect to an award, those shares of common stock will again be available for delivery under the LTIP to the extent allowable by law.

Eligibility. Any individual who provides services to us, including non-employee directors and consultants, is eligible to participate in the LTIP (each, an “Eligible Person”). Each Eligible Person who is designated by the Compensation Committee to receive an award under the LTIP will be a “Participant.” An Eligible Person will be eligible to receive an award pursuant to the terms of the LTIP and subject to any limitations imposed by appropriate action of the Compensation Committee.

Administration. Our board of directors has appointed the Compensation Committee to administer the LTIP pursuant to its terms, except in the event our board of directors chooses to take action under the LTIP. Our Compensation Committee will, unless otherwise determined by the board of directors, be comprised of two or more individuals each of whom constitutes an “outside director” as defined in Section 162(m) of the Internal Revenue Code and “nonemployee director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934. Unless otherwise limited, the Compensation Committee has broad discretion to administer the LTIP, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or as otherwise designated), to proscribe and interpret the terms and provisions of each award agreement, to accelerate the exercise terms of any award (provided that such acceleration does not cause an award intended to qualify as performance based compensation for purposes of Section 162(m) of the Internal Revenue Code to fail to so qualify), to delegate duties under the LTIP and to execute all other responsibilities permitted or required under the LTIP.

Terms of Options. The Compensation Committee may grant options to Eligible Persons including (a) incentive stock options (only to our employees) that comply with Section 422 of the Internal Revenue Code and (b) nonstatutory options. The exercise price for an incentive stock option must not be less than the greater of (a) the par value per share of common stock or (b) the fair market value per share as of the date of grant. Options may be exercised as the Compensation Committee determines, but not later than 10 years from the date of grant. Any incentive stock option granted to an employee who possesses more than 10% of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Internal Revenue Code must have an exercise price of at least 110% of the fair market value of the underlying shares at the time the option is granted and may not be exercised later than five years from the date of grant.

Terms of SARs. SARS may be awarded in connection with or separate from an option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. SARs awarded in connection with an option will entitle the holder, upon exercise, to surrender the related option or portion thereof relating to the number of shares for which the SAR is exercised, which option or portion thereof will then cease to be exercisable, in exchange for an amount calculated as described in the preceding sentence. Such SAR is exercisable or transferable only to the extent that the related option is exercisable or transferable. SARs granted independently of an option will be exercisable as the Compensation Committee determines. The term of a SAR will be for a period determined by the Compensation Committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and stock, as provided for by the Compensation Committee in the award agreement.

Restricted Stock Awards. A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the Compensation Committee in its discretion. Except as otherwise provided under the terms of the LTIP or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the Compensation Committee). A restricted stock award that is subject to forfeiture restrictions may be forfeited and reacquired by us upon termination of employment or services. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Restricted Stock Units. Restricted stock units are rights to receive common stock, cash or a combination of both at the end of a specified period. Restricted stock units may be subject to restrictions, including a risk of forfeiture, as specified in the award agreement. Restricted stock units may be satisfied by common stock, cash or any combination thereof, as determined by the Compensation Committee. Except as otherwise provided by the Compensation Committee in the award agreement or otherwise, restricted stock units subject to forfeiture restrictions will be forfeited upon termination of a participant’s employment or services prior to the end of the specified period. The Compensation Committee may, in its sole discretion, grant dividend equivalents with respect to restricted stock units.

Other Awards. Eligible Persons may be granted, subject to applicable legal limitations and the terms of the LTIP and its purposes, other awards related to common stock. Such awards may include, but are not limited to, common stock awarded as a bonus, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the Compensation Committee, and awards valued by reference to the book value of common stock or the value of securities of or the performance of specified subsidiaries. The Compensation Committee will determine terms and conditions of all such awards. Cash awards may granted as an element of or a supplement to any awards permitted under the LTIP. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the LTIP or under other plans or compensatory arrangements, subject to any applicable provision under Section 16 of the Securities Exchange Act of 1934.

Performance Awards. The Compensation Committee may designate that certain awards granted under the LTIP constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. These standards may include business criteria for us on a consolidated basis, such as total stockholders’ return and earnings per share, or for specific subsidiaries or business or geographical units.

Other Benefits

Retirement Savings Opportunity

All eligible employees may participate in our 401(k) Profit Sharing Plan and Trust, or 401(k) Plan, established in 2002 and most recently amended in 2009. Each eligible employee over 21 years of age may make pre-tax contributions of up to 60% of his or her compensation not to exceed the current Internal Revenue Service limits. We provide this 401(k) Plan to help our employees save a portion of their cash compensation for retirement in a tax efficient manner. We may provide discretionary matching contributions of a percentage of the eligible compensation deferred by our employees to the 401(k) Plan each year, which is determined by us in our sole discretion each year and is subject to applicable limits established by the Internal Revenue Code. To date, we have not made any matching contributions under the 401(k) Plan.

Health and Welfare Benefits

All full-time employees, including our Named Executive Officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Severance and Change of Control Arrangements

Our employment agreements provide for severance payments upon certain terminations of employment intended to provide our Named Executive Officers with the security to freely exercise their best business judgment in the exercise of their responsibilities and, in particular, to provide such security in connection with a change in control of our company. We believe it is important that our Named Executive Officers focus their attention and energy on our business without any distractions regarding the effects of a change in control. Further, such severance protection assists us in maximizing stockholder value by allowing our Named Executive Officers to participate in an objective review of any proposed transaction and whether such proposal is in the best interest of our stockholders. Finally, the severance provisions are intended to compensate an executive during the non-compete period (required under the terms of his or her employment agreement), which limits the executive’s ability to work for a similar and/or competing company for a period of time subsequent to his termination.

For further discussion, see “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Stock Ownership Guidelines

The Compensation Committee believes that it is important for our senior executives to be shareholders so that the executives’ financial interests are aligned with other shareholders. Accordingly, the Compensation Committee intends to establish executive stock ownership guidelines to formalize the expectation of the Compensation Committee regarding the stock holdings of our Named Executive Officers, as follows:

•	The guideline for the President and Chief Executive Officer is set at four times annual base salary.

•	The guideline for the Senior Vice President and Chief Financial Officer is three times annual base salary.

•	The guidelines for all other Named Executive Officer are set at two times annual base salary.

In addition, outside directors will also have a stock ownership guideline. The target ownership for outside directors is expected to be set at a value of $100,000. Directors and executive officers will be expected to be in compliance with the applicable ownership level within five years of becoming subject to the ownership guidelines. Stock ownership will include shares of our common stock over which a director or executive officer has direct or indirect ownership or control. In addition, for purposes of our stock ownership guidelines, stock ownership will include shares of our common stock underlying certain equity awards intended to be settled in common stock including all shares underlying restricted stock units and all shares underlying vested (but not unvested) stock options. In addition, shares owned indirectly by our executives through their ownership in non-voting membership interests of RBM Management Group, LLC will be deemed to be common stock ownership for purposes of our guidelines. Compliance with our stock ownership guidelines will be considered by the Compensation Committee in its review of and decision making with respect to the compensation of our Named Executive Officers.

Securities Trading Policy

Our securities trading policy states that executive officers, including the Named Executive Officers and directors, may not purchase or sell puts or calls to sell or buy our stock, engage in short sales with respect to our stock or buy our securities on margin. The purchase or sale of stock by our officers may only be made during a window of time described in our policy and approved by our board of directors.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code. An exception applies to this deductibility limitation for a limited period of time in the case of companies that become publicly-traded. In addition, following such limited period of time, an exception to the $1 million limit applies with respect to certain performance-based compensation.

Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility, and we reserve the right to maintain flexibility in how we compensate our executive officers that may result in limited deductibility of amounts of compensation from time to time. However, it is not anticipated that the compensation level will exceed the tax deductible limitations for any of our executive officers.

Conclusion

We believe the compensation we have provided to each of our executive officers is reasonable and appropriate to facilitate the achievement of our operational objectives. The compensation programs and policies that we and our Compensation Committee have designed effectively incentivize our executive officers on both a short-term and long-term basis to perform at a level necessary to achieve these objectives. The various elements of compensation combine to align the best interests of our executive officers with the best interests of our stockholders and our best interests in order to maximize stockholder value.

Executive Compensation

The following table summarizes the compensation we paid during the years ended December 31, 2009 and 2008, to our Named Executive Officers. Additional information concerning the Named Executive Officers’ compensation can be found in the “Compensation Discussion and Analysis” section of this registration statement, beginning on page 91

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Total
(a)	(b)	($)(c)	($)(d)	($)(j)

Craig Benson,	2009	$257,500	$125,000(2)	$382,500
President and Chief Executive Officer	2008	$250,000	$135,000(1)	$385,000
Patrick S. McClain,	2009	$226,600	$106,000(2)	$332,600
Senior Vice President and Chief Financial Officer	2008	$220,000	$100,000(1)	$320,000
Michael Spain,	2009	$242,565	$117,000(2)	$359,565
Senior Vice President and Chief Medical Officer	2008	$235,500	$132,500(1)	$368,000
Ralph McDade,	2009	$242,565	$117,000(2)	$359,565
Senior Vice President and Strategic Development Officer	2008	$235,500	$132,500(1)	$368,000
James Mapes,	2009	$222,500	$106,000(2)	$328,500
Senior Vice President and Chief Scientific Officer	2008	$210,000	$100,000(1)	$310,000

(1)	Reflects amounts paid in March 2009 for services provided in fiscal year 2008 from a discretionary bonus pool awarded by our Compensation Committee.

(2)	Reflects amounts paid in February 2010 for services provided in fiscal year 2009 from a discretionary bonus pool awarded by our Compensation Committee.

Discussion of Summary Compensation Table

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table was paid or awarded, are described above in the section titled “Compensation Discussion and Analysis.” As indicated therein, none of our Named Executive Officers received any equity based compensation awards in 2009 or 2008, and all prior grants to our Named Executive Officers were fully vested by the end of 2007. For 2009 and 2008, none of our Named Executive Officers received reportable compensation other than base salary and discretionary bonuses. A summary of certain material terms of the employment agreements with our Named Executive Officers is set forth below.

Employment Agreements

We entered into employment agreements with each of the Named Executive Officers, effective October 12, 2007. We intend to amend and restate these agreements in 2010. The amended and restated employment agreements are expected to be substantially similar to the agreements in effect as of December 31, 2009. The agreements provide the Named Executive Officers with an annual base salary, which is subject to review and adjustment by our board of directors. The Named Executive Officers are also entitled to participate in our employee benefit programs, to the extent eligible, and may receive bonuses and incentive compensation in the discretion of our board of directors. The employment agreements are not intended to modify the at will employment relationship between the parties and, as such, do not provide for a specified term of employment; however, severance benefits are provided in certain limited circumstances. The severance benefits provided by these employment agreements are described below in the section titled “—Potential Payments Upon Termination or Change in Control—Employment Agreements.” The employment agreements also contain certain confidentiality, noncompetition, and other restrictive covenants, which are also described in the section titled “—Potential Payments Upon Termination or Change in Control—Employment Agreements.”

Grants of Plan-Based Awards

We did not grant any plan-based awards to our Named Executive Officers during the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End

None of our Named Executive Officers held any outstanding equity based awards as of December 31, 2009.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised any stock options or held any other awards that vested during the year ended December 31, 2009.

Pension Benefits

We do not sponsor or maintain any plans that provide for specified retirement payments or benefits, such as tax-qualified defined benefit plans or supplemental executive retirement plans, for our Named Executive Officers.

Nonqualified Deferred Compensation

We do not have any nonqualified deferred compensation plans or arrangements in which the Named Executive Officers participate.

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with each of our Named Executive Officers that contain provisions regarding payments to be made to such individuals upon termination of their employment, including in connection with a change in control. These agreements, as they are expected to be amended and restated prior to this offering, are described in greater detail below and in the section above titled “—Discussion of Summary Compensation Table—Employment Agreements.”

Employment Agreements

Pursuant to his respective employment agreement, if a Named Executive Officer’s employment is terminated by us without “cause” or by the Named Executive Officer for “good reason” (as such terms are defined in the employment agreements), then he is entitled to receive 12 months base salary, payable in accordance with our normal payroll practices. In the event a Named Executive Officer’s employment is terminated by us without “cause” or by the Named Executive Officer for “good reason” within 12 months following the occurrence of a “change in control” (as defined in the employment agreement), then the Named Executive Officer is entitled to receive 24 months base salary, payable in accordance with our normal payroll practices. In each case, the Named Executive Officer will not be entitled to receive in excess of two times the annual limit under section 401(a)(17) of the Internal Revenue Code (i.e., $490,000 for 2009) prior to the first day of the seventh month following the date of such Named Executive Officer’s termination. In addition, in order to receive the severance amounts, the Named Executive Officer will be required, within 60 days of termination, to execute and not revoke a confidentiality and release agreement in our favor and will be required to continue to comply with the restrictive covenants contained in the employment agreement, as described below.

In the event the Named Executive Officer is terminated for any reason other than one of the reasons described above, then he shall only be entitled to receive his earned but unpaid base salary, accrued vacation and any other earned but unpaid compensation. The employment agreements with the Named Executive Officers generally use the following terms:

(a) “cause” means the Named Executive Officer’s (i) failure to perform one or more of his essential duties and obligations to us (other than a failure resulting from a “disability” (within the meaning of section 22(e)(3) of the Internal Revenue Code)) which, if the failure is remediable, the Named Executive Officer fails to remedy within 10 days after receipt of written notice from us, (ii) refusal or failure to comply with the reasonable and legal directives of our board of directors after written notice from our board of directors describing the failure to comply and, if such failure is remediable, the Named Executive Officer’s failure to remedy within 10 days of receiving written notice, (iii) act of personal dishonesty, fraud or misrepresentation, (iv) violation of federal or state law or regulation applicable to our business, (v) conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, (vi) use of illegal drugs or abuse of other narcotics or alcohol during working hours or where such abuse (whenever occurring) impacts on the Named Executive Officer’s working day, (vii) breach of any of the Named Executive Officer’s obligations under any written agreement with us (including the employment agreement and any proprietary information and inventions assignment agreement) or (viii) violation of one of our policies.

(b) “change in control” means a change in our ownership or control other than one effected through any bankruptcy proceeding including those effected through a merger, consolidation or acquisition by any person or related group of persons (other than an acquisition by us or by one of the employee benefit plans we sponsor or by a person or persons that directly or indirectly owns our stock as of October 12, 2007) of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities; except that the following events will not constitute a change in control: (i) a consolidation or merger with one of our wholly-owned subsidiaries, (ii) a merger effected exclusively for the purpose of changing our domicile, (iii) the issuance of shares in an equity financing in which we are the surviving corporation or (iv) any other corporate reorganization or other transaction or series of related transactions involving us, in each case, if our stockholders immediately prior to such event or series of related events continue to own at least 50% of the voting securities of the surviving corporation immediately after such event or series of related events in proportions substantially similar to those that existed immediately prior to such event or series of related events.

(c) “good reason” means, without the Named Executive Officer’s written consent, (i) a substantial reduction in the Named Executive Officer’s duties, authority or responsibilities as in effect immediately prior to the reduction, unless the reduction occurs as a result of us being acquired by or otherwise being made a part of a larger entity, (ii) a 25 percent or more reduction in the Named Executive Officer’s base salary as in effect immediately prior to the reduction, (iii) the relocation of the Named Executive Officer to a facility or location more than 100 miles from the Named Executive Officer’s then present location or (iv) a substantial reduction in the kind or level of employee benefits to which the Named Executive Officer was entitled immediately prior to the reduction that constitutes a material breach of the employment agreement and that results in the Named Executive Officer’s overall benefits package being materially reduced below a level commensurate with his position, in each case, unless such action applies generally to all of our officers and employees; provided, that (A) the Named Executive Officer must provide us with written notice of an alleged good reason event within 60 days of its initial occurrence and of his intent to terminate employment as a result of the event and (B) we will have 30 days from the date the notice is provided to cure.

The employment agreements contain confidentiality and invention assignment provisions, as well as covenants not to compete or solicit during the employment term and continuing for 24 months following a Named Executive Officer’s termination of employment. Termination of the employment of any Named Executive Officer due to a breach of one of these provisions constitutes a termination for cause. In addition, we are not required to pay any severance amounts if a Named Executive Officer is in breach of any of these provisions. The employment agreements do not prohibit the waiver, in writing, of a breach of these covenants. You should also refer to the copies of our employment agreements that have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Quantification of Payments

The table below discloses the amount of compensation and/or other benefits due to the Named Executive Officers in the event of their termination of employment and/or in the event we undergo a change in control. The amounts disclosed assume that such termination and/or the occurrence of such change in control was effective as of December 31, 2009. The amounts below constitute estimates of the amounts that would be paid out to the Named Executive Officers upon their respective terminations and/or upon the occurrence of a change in control. The actual amounts to be paid out are dependent on various factors, which may or may not exist at the time a

Named Executive Officer is actually terminated and/or a change in control actually occurs. Therefore, such amounts and disclosures should be considered “forward looking statements.”

		Termination Without Cause or
		for Good Reason Within
	Termination Without Cause	12 Months Following a
Name	or for Good Reason	Change in Control

Craig Benson,	$257,500	$515,000
President and Chief Executive Officer
Patrick S. McClain,	$226,600	$453,200
Senior Vice President and Chief Financial Officer
Michael Spain,	$242,565	$485,130
Senior Vice President and Chief Medical Officer
Ralph McDade,	$242,565	$485,130
Senior Vice President and Strategic Development Officer
James Mapes,	$222,500	$445,000
Senior Vice President and Chief Scientific Officer

Director Compensation

We did not pay any compensation to our non-employee directors in 2009 and 2008. Our employee directors do not receive any additional compensation for serving on our board of directors. We are currently evaluating director compensation for each of our directors and director nominees following the completion of this offering.

Our Compensation Committee intends to grant restricted stock units under our 2007 Long Term Incentive Plan with respect to 2,250 shares to Messrs. Schultz and Capone. The restricted stock units will be fully vested upon the date of grant and provide for settlement upon the earlier to occur of the director’s “separation for service” (as such term is defined in regulations promulgated under section 409A of the Internal Revenue Code), a fixed date elected by the director, or a change in control (as defined in our 2007 Long Term Incentive Plan, provided that such event also constitutes a change in control for purposes of section 409A of the Internal Revenue Code). Our 2007 Long Term Incentive Plan generally defines a change in control as (a) the acquisition of 50% or more of our outstanding voting securities (excluding certain acquisitions by us or our affiliates or acquisitions by entities described in (c) below), (b) a change in the majority of the members of our incumbent board of directors, (c) a business combination unless (i) holders of our outstanding voting securities prior to such business combination continue to hold more than 50% of the outstanding voting securities of the resulting company, (ii) no person owns 20% or more of the outstanding voting securities of the resulting company except to the extent such ownership existed prior to the business combination, and (iii) a majority of the directors of the resulting company were members of our incumbent board of directors, or (d) approval by our stockholders of our complete liquidation or dissolution. These awards are intended to compensate these new directors for services provided in preparation of this offering.

In March 2010 our board of directors and Compensation Committee implemented a compensation program for non-employee members of our board of directors. Each non-employee director will be entitled to receive the following compensation during each year of service as a director:

•	A fee of $20,000 each quarter.

•	If the director is a member of a committee of our board of directors, then for each committee the director serves on the director will receive $2,500.

•	The Chair of the Audit Committee will receive an additional $2,500 per quarter.

•	The Chair of the Compensation Committee will receive an additional $2,500 per quarter.

•	Non-employee directors will be required to receive at least 50% of their aggregate annual compensation in restricted stock units issued under our 2010 Long Term Incentive Plan. Prior to January 1 of each year, each non-employee director will complete an election form selecting what percentage of his or her annual compensation will be payable in cash and the percentage payable in restricted stock units. A non-employee director may elect to receive up to 100% of his annual compensation in restricted stock units but may not elect to receive more than 50% of his annual compensation in cash.

Narrative Disclosure of Our Compensation Policies and Practices as they Relate to our Risk Management

We believe our compensation programs do not encourage excessive and unnecessary risk taking by executive officers (or other employees). Historically, the majority of the total compensation paid to our employees has been base salary, which is reviewed annually by our President and Chief Executive Officer and our Compensation Committee (with respect to our executive officers). Although a portion of the total compensation payable to employees is performance-based compensation, those amounts have historically been paid through annual discretionary bonuses. The discretionary nature of these bonuses has enabled management and our Compensation Committee to assess the actual behavior of our employees as it relates to risk taking in awarding a bonus. Although bonuses payable with respect to 2010 will be tied to key financial metrics and operational and individual performance goals, the size of any bonus award will be capped at a multiple (or fraction) of the employee’s base salary and the Compensation Committee will retain the discretion to reduce bonuses, enabling it to assess the actual behavior of our employees as it relates to risk taking prior to paying the bonus. In the future, our use of equity based long-term compensation, in combination with executive share ownership requirements, will serve our compensation program’s goal of aligning the interests of executives and stock holders, thereby reducing the incentives to unnecessary risk taking. Although our Compensation Committee may choose to utilize stock options in the future, the equity awards currently contemplated to our named executive officers are restricted stock units. Restricted stock units more closely align the interests of executives and stock holders than do stock options. The four year vesting schedule associated with our equity awards further aligns those interests.

Certain Relationships and Related Party Transactions

We describe below transactions and series of similar transactions, since January 1, 2006, to which we were a party or will be party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock (on an as-converted basis) or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. As of the date of completion of this offering, our written policy will require that any transaction with a related party required to be reported under applicable SEC rules, other than compensation-related matters, be reviewed and approved by our Audit Committee. We will not adopt written procedures for review of, or standards for approval of, these transactions, but instead we intend to review such transactions on a case by case basis. In addition, our Compensation Committee will approve all compensation-related policies.

The Biophysical Corporation

HealthMAP Laboratories, Inc., subsequently renamed The Biophysical Corporation, or Biophysical, was founded in 2004 to commercialize biomarker testing services in the health and wellness market. Mark Chandler, Ph.D., our Founding Director and Chairman of the Board of Directors, is a stockholder of Biophysical and its Chairman of the Board. Craig Benson, our President and Chief Executive Officer and director, is a stockholder of Biophysical and a member of its board of directors. We have entered into a testing services agreement to perform the relevant laboratory work for Biophysical. Any contracts or services rendered between the two companies are negotiated at arm’s length by the independent members of our board of directors and the independent members of Biophysical’s board of directors. Biophysical has purchased testing services from the Company totaling $0.5 million, $0.8 million and $0.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Settlement Agreement with Luminex

In connection with our spin-off from Luminex, Luminex was issued 10% of our outstanding shares of common stock and $4.4 million of our Series A preferred stock, and we entered into a development and supply agreement with Luminex whereby we received a non-exclusive license to design, develop, and distribute testing services and kit products using the Luminex platform.

On April 26, 2005, we served Luminex with a complaint, which was filed by us in state district court in Travis County, Texas seeking a declaratory judgment that the formation of HealthMAP Laboratories, Inc. (subsequently renamed The Biophysical Corporation) did not constitute a usurpation of a corporate opportunity of ours and that we had the necessary contractual license rights under our existing agreement with Luminex to perform certain testing services on behalf of Biophysical. In connection with the complaint, Luminex made certain counterclaims against us, as well as claims against Mark Chandler, Ph.D., our Founding Director and Chairman of the Board of Directors, and Craig Benson, President and Chief Executive Officer and director. We settled this litigation with Luminex on October 15, 2007. As part of the settlement, we paid Luminex a cash payment of $12.5 million. We made this cash payment in exchange for resolution of the dispute between the companies regarding Biophysical as well as the retirement of Luminex’s stock ownership in us and the granting to us of certain additional licensing rights from Luminex. The parties formally dismissed the lawsuit on October 24, 2007, as required by the settlement agreement.

Sale of Preferred Stock

On October 12, 2007, we sold 7,485,231 shares of our Series A-1 preferred stock at a price of approximately $3.34 per share for aggregate consideration of $25.0 million to EGI-Fund (08-10) Investors, L.L.C., which we refer to as EGI Fund, two funds affiliated with Cross Creek Capital L.P., which we refer to as Cross Creek Capital, and RBM Investment LLC.

Sale of Common Stock and Stockholder’s Sale of Preferred Stock

In May 6, 2008, we sold 337,838 shares of our common stock to Mark J. Gainor at a purchase price of $2.96 per share for aggregate consideration totaling approximately $1.0 million. Mr. Gainor’s shares of common stock vest over a three-year period, with one third vesting each year. At the same time, our principal preferred stockholder, EGI-Fund, sold 143,943 shares of Series A-1 preferred stock to Mr. Gainor at a purchase price of $3.4736 per share for aggregate consideration totaling approximately $0.5 million. Mr. Gainor was elected to our board of directors in May 2008 in connection with these transactions.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement with certain holders of our securities on October 12, 2007, or the Investors’ Rights Agreement, in connection with the sale of shares of our Series A-1 preferred stock. Each holder of more than 5% of our common stock (on an as converted basis), including RBM Holdings, LLC, RBM Management Group, LLC, EGI-Fund, funds affiliated with Cross Creek Capital, RBM Investment LLC and Mark J. Gainor, is a party to this agreement. Mr. Gainor became a party to the Investors’ Rights Agreement on May 6, 2008 when he entered into a joinder agreement with us, concurrently with his purchase of shares of our common stock from us and shares of preferred stock from EGI-Fund. See “Description of Capital Stock—Investors’ Rights Agreement.”

Pursuant to the Investors’ Rights Agreement, and the voting agreement contained therein, the following directors were each elected to serve as members of our board of directors and continue to serve as of the date of this prospectus: Mr. Benson, Mr. Chandler, Mr. Gainor and Mr. Zell. The voting agreement contained in the investors’ rights agreement will terminate upon completion of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by of our common stockholders.

Ownership of Our Common Stock by RBM Holdings, LLC and RBM Management Group, LLC

RBM Holdings, LLC and RBM Management Group, LLC own substantially all of the shares of our common stock outstanding prior to the conversion of the outstanding shares of our preferred stock into shares of common stock upon the completion of this offering. Substantially all of the outstanding membership interests of RBM Holdings, LLC are held by Mark Chandler, our Founding Director and Chairman of the board of directors, and Craig Benson, our President and Chief Executive Officer and director. RBM Holdings, LLC owns all of the outstanding voting membership interests of RBM Management Group, LLC. Certain of our officers and employees own non-voting Class B membership interests of RBM Management Group, LLC. The outstanding non-voting Class B membership interests of RBM Management Group, LLC are subject to vesting and buy-sell restrictions. In the event that the employment of the holder of restricted Class B membership interests of RBM Management Group, LLC should terminate, RBM Management Group, LLC may acquire such restricted Class B membership interests, with the effect that the interest of RBM Holdings, LLC in RBM Management Group, LLC would be increased. Mark Chandler and Craig Benson serve as the sole Managers of each of RBM Holdings, LLC and RBM Management Group, LLC. Mark Chandler owns 76% of the outstanding membership interest of RBM Holdings, LLC, allowing Mr. Chandler to designate the Manager and control the actions of RBM Holdings, LLC and RBM Management Group, LLC.

Indemnification of Directors

Our restated certificate of incorporation and our restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. We have also entered into indemnification agreements with each of our current directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors. See “Description of Capital Stock—Limitation of Liability and Indemnification Matters.”

Investment in Satoris, Inc.

In June 2007, we entered into a services agreement with Satoris, Inc., or Satoris, a development-stage company. Under this agreement, we provided services to Satoris including assay development and validation and biomarker pattern validation. Payment of such services was made in cash and the issuance of 1,270,270 shares of Satoris Series B preferred stock representing $0.5 million in value. We were also issued warrants to purchase 254,054 shares of Satoris Series B preferred stock. We assigned no value to the warrants.

In March 2009, we entered into a letter of intent with Satoris to convert a $0.4 million accounts receivable balance into a $0.4 million promissory note. In addition, Satoris issued us an additional 3,239,189 shares of Satoris Series B preferred stock valued at $1.2 million in exchange for its involvement in certain testing services to be conducted between us and a third party. To the extent an agreement is not entered into between us and the third party, Satoris will be reimbursed for certain amounts reimbursed by the third party to us, up to the issue amount of $1.2 million, either in cash or shares of Satoris Series B preferred stock. In December 2009, RBM amended its agreement with Satoris gaining clarity on field of use and extending exclusive testing service provisions with Satoris to five years.

Our total investment in Satoris is less than 12% and as such has been accounted for using the cost method.

During the years ended December 31, 2007, 2008 and 2009, we recognized $0.8 million, $0.2 million and $1.3 million, respectively, of revenue related to the services agreement with Satoris. We recognized $1.2 million of revenue in testing services for the year ended December 31, 2009 related to the receipt of 3,239,189 Satoris Series B preferred stock mentioned above.

Acquisition of Shares of Psynova Neurotech Ltd.

In May 2008, pursuant to the terms of a co-development and commercialization agreement we entered into with Psynova, we loaned Psynova approximately $1.4 million in cash and provided a credit towards our MAP testing services of approximately $1.0 million. Interest on the outstanding amount of the facility drawn by Psynova accrued at 8% per year on a monthly basis and was added to principal. In addition, Psynova granted to us the right to purchase 19,562,716 of its Preferred A Ordinary Shares at $0.13 per share. We granted Psynova the right to require us to purchase an additional 19,562,716 of its Preferred A Ordinary Shares if certain milestones were reached on or before December 31, 2008.

In November 2008, pursuant to Psynova achieving milestones related to our schizophrenia test, the amounts drawn under the loan, including all accrued interest, plus the credit for services converted into 15,558,003 Preferred A Ordinary Shares of Psynova. In addition, as a result of Psynova exercising its right to require us to purchase 19,562,716 of its Preferred A Ordinary Shares from it, we paid $1.3 million in cash and $1.2 million in credit toward future services. At November 21, 2008, we invested a total of $4.9 million in Psynova equity securities and owned 47.9% of the outstanding capital stock of Psynova. The investment was accounted for using the equity method beginning on December 1, 2008. In September 2009, we purchased an additional 21,718,276 Preferred A Ordinary Shares in Psynova pursuant to a share purchase agreement by and between Porton Capital Inc., Porton Capital Technology Funds, both third-party investors, and us for $5.5 million, bringing our total investment in Psynova to $9.8 million, net of our equity interest in the losses of Psynova. This brought our ownership interest to 77.6% resulting in Psynova’s financial position and results of operations being consolidated with our own as of and for the year ended December 31, 2009.

Pursuant to the Articles of Association of Psynova, we may from time to time appoint two persons to be non-executive directors of Psynova. Psynova’s board of directors currently consists of five members. We have appointed Messrs. Benson and Spain to serve as non-executive directors of Psynova. In connection with our acquisition of an additional 21,718,276 shares of Preferred A Ordinary Shares in Psynova pursuant to the share purchase agreement between Porton Capital Inc and Porton Capital Technology Funds, and us, we acquired the rights of Porton Capital Inc and Porton Capital Technology Funds to also appoint an additional two persons to be non-executive directors of Psynova. We have elected not to exercise the right to appoint additional non-executive directors of Psynova at this time but may elect to do so in the future.

On March 5, 2010, we entered into share acquisition agreements with the remaining shareholders of Psynova as part of a plan of acquisition to purchase the remaining 3,515,116 Preferred A Ordinary Shares and 14,465,427 Ordinary Shares (including shares issued in connection with options to purchase 1,562,427 Ordinary Shares) in Psynova for an aggregate of £4.7 million (or approximately $7.0 million based on the exchange rate of pounds sterling to US dollars on March 5, 2010). Upon closing of these acquisitions, we will acquire the remaining 22.4% outstanding equity interest in Psynova resulting in Psynova becoming our wholly owned subsidiary. Each share acquisition agreement provides that the purchase price will be paid in two installments. The first installment is an aggregate of £3.7 million and will occur on the date of closing. The second installment is an aggregate of £1.0 million and will occur on or before the later of the closing date described below or 30 days following our first commercial sale of a diagnostic test capable of distinguishing among patients with schizophrenia, bipolar disorder and major depressive disorder. The value of each installment is converted into and denominated in US dollars at the exchange rate in effect the business day before the date the installment is to be made. The closing date will occur on the earlier of 30 days following the consummation of our initial public offering or another date designated by us upon ten days written notice to the selling shareholder. If the closing has not occurred by December 31, 2010, the parties to each agreement have the right to terminate. Our obligation to close is subject to the condition that we simultaneously acquire all of the remaining equity interest in Psynova.

The aggregate value of each installment will be paid in accordance with the terms of each share acquisition agreement and may be payable in cash, shares of our common stock or a combination thereof. Under the terms of the share acquisition agreements, £0.3 million of the first installment must be paid in cash and £3.4 million may be paid at our option in cash or with shares of our common stock. Of the second installment, £0.1 million must be paid in cash, £0.6 million must be paid through the issuance of shares of our common stock and £0.3 million may be paid at our option in cash or with shares of our common stock. The number of shares of our common stock that would be issued is determined by converting the value of the payment to US dollars as described above and dividing the resulting value by either the initial public offering price of our common stock if such shares are issued within 30 days of the consummation of our initial public offering or the average closing price of a share of our common stock for the 30 days ending on the third trading day prior to payment, if such shares are issued after 30 days from the consummation of our initial public offering.

If the closing of the share acquisition agreements and the payment of both of the installments were to occur within 30 days of the consummation of this offering and assuming an exchange rate of £1.5061 to $1.00 (the exchange rate of pounds sterling to US dollars on March 5, 2010) and that shares of our common stock will be sold at $      per share, which is the midpoint of the range set forth on the cover of this prospectus, we would be required to issue           shares of our common stock and, if we elect to issue shares of our common stock where we have the option to do so, then we would issue an additional           shares in connection with the consummation of the acquisitions. If we do not pay either or both installments within the first 30 days of the initial public offering, elect not to pay each installment with only shares of our common stock where we have the election to do so or the exchange rate of pounds sterling to US dollars is different than that set forth above, then the number of shares issuable in connection with this acquisition could be materially different.

Principal Stockholders

The following table sets forth the beneficial ownership of our common stock as of March 31, 2010, as adjusted to reflect the conversion of our Series A-1 preferred stock into common stock immediately prior to the completion of this offering and the shares of common stock to be issued and sold in this offering at an assumed initial public offering price of $     , which is the midpoint of the range set forth on the cover of this prospectus, by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe that the persons and entities named in the table below have sole voting and investment power with respect to the shares of common stock that they beneficially own, subject to applicable community property laws, based on information furnished to us by such stockholders.

Applicable percentage ownership is based on           shares of common stock outstanding on March 31, 2010, which gives effect to the conversion of our Series A-1 preferred stock into           shares of common stock immediately prior to the closing of this offering. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that individual or group that are currently exercisable or exercisable within 60 days of March 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The information in this table does not include any shares that may be purchased by our directors and executive officers in the directed share program that we anticipate undertaking in connection with this offering. We intend to reserve an aggregate of          shares of common stock for this program, as described under “Underwriting—Directed Shares”. Additionally, the column in the table relating to beneficial ownership of our shares after this offering reflects no exercise of the underwriters’ option to purchase up to           additional shares of our common stock from us to cover over-allotments.

Except as otherwise indicated below, the address for persons listed on the table is c/o Rules-Based Medicine, Inc., 3300 Duval Road, Austin, Texas 78759.

Percentage of Shares
Beneficially Owned(1)
	Number of Shares(1)	Before the	After the
Beneficial Owner	Beneficially Owned	Offering	Offering(2)

5% Stockholders:
RBM Holdings, LLC(3)
RBM Management Group, LLC(4)
EGI-Fund (08-10) Investors, L.L.C.(5)(9)
Named Executive Officers and Directors:
T. Craig Benson(6)
Patrick S. McClain(7)
Michael Spain, M.D.(7)
James P. Mapes, Ph.D.(7)
Ralph L. McDade, Ph.D.(7)
Mark Chandler, Ph.D.(8)
Mark J. Gainor(14)(16)
Matthew Zell(9)
David L. Schulz
Mark C. Capone
All directors and executive officers as a group (9 persons)(7)(10)

*	Less than 1%

(1)	Assumes the conversion of our outstanding Series A Preferred Shares immediately prior to the closing of this offering.

(2)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(3)	Consists of shares directly owned by RBM Holdings, LLC and shares directly owned by RBM Management Group, LLC. RBM Holdings, LLC owns 100% of the outstanding voting membership interests of RBM Management Group, LLC.

(4)	Consists of shares directly owned by RBM Management Group, LLC.

(5)	Matthew Zell is neither an officer nor a director of EGI-Fund (08-10) Investors, L.L.C. EGI-Fund (08-10) Investors, L.L.C. does not share or hold any voting or dispositive power with respect to shares held by Mr. Zell. As such, EGI-Fund (08-10) Investors, L.L.C. disclaims beneficial ownership of all shares owned by Mr. Zell. The address of EGI-Fund (08-10) Investors, L.L.C. is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(6)	Consists of shares directly held by RBM Holdings, LLC, and shares directly held by RBM Management Group, LLC. Mr. Benson owns approximately 26% of the outstanding membership interests of RBM Holdings, LLC., excluding membership interests of RBM Holdings,LLC held in trust created for the benefit of Dr. Chandler and members of his family of which Mr. Benson is the trustee. RBM Holdings, LLC owns 100% of the outstanding voting membership interests of RBM Management Group, LLC.

(7)	Does not include vested non-voting membership interests in RBM Management Group, LLC held by certain executive officers of the Company. See, “Certain Relationships and Related Party Transactions—Ownership of Our Common Stock by RBM Holdings, LLC and RBM Management Group, LLC” for additional information.

(8)	Consists of shares directly held by RBM Holdings, LLC, and shares directly held by RBM Management Group, LLC. Dr. Chandler owns approximately 74% of the outstanding membership interests of RBM Holdings, LLC., including membership interests of RBM Holdings,LLC held in trust created for the benefit of Dr. Chandler and members of his family of which Mr. Benson is the trustee. RBM Holdings, LLC owns 100% of the outstanding voting membership interests of RBM Management Group, LLC.

(9)	EGI-Fund (08-10) Investors, L.L.C. is primarily indirectly owned by trusts establish for the benefit of Matthew Zell and members of his family, the trustee of which is Chai Trust Company, LLC, or Chai. The Managing Directors of Chai Trust Company, LLC are Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell, Leah Zell Wanger, Donald J. Liebentritt, Bert Cohen and Robert M. Levin. Mr. Zell disclaims beneficial ownership of such shares owned by EGI-Fund (08-10) Investors, L.L.C., except to the extent of his pecuniary interest therein.

(10)	Does not include unvested stock options granted to certain executive officers and directors to purchase up to an aggregate 323,750 shares of common stock pursuant to the 2007 Long Term Incentive Plan.

The following chart provides a simplified overview of the ownership of our common stock by RBM Holdings, LLC and RBM Management Group, LLC after the completion of this offering:

Description of Capital Stock

General

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, and applicable law. We intend to amend and restate our certificate of incorporation and bylaws immediately prior to the completion of this offering. Copies of our amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.
Upon completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and           shares of undesignated preferred stock, par value $0.001 per share.
As of May 5, 2010, we had issued and outstanding:

•	8,446,838 shares of common stock, held by three stockholders of record; and

•	7,485,231 shares of Series A-1 preferred stock, held by five stockholders of record.
Prior to the commencement of this offering, we intend to amend our certificate of incorporation to amend the conversion provisions relating to our Series A-1 preferred stock. The amended conversion provisions will provide that the number of shares of common stock into which the mandatorily redeemable convertible preferred stock will be automatically converted immediately prior to the completion of this offering based on a set of six predetermined ranges of the public offering price per share of common stock in this offering.

The conversion ratio of each share of Series A-1 preferred stock shall be:

•	if the initial public offering price per share is less than or equal to $ per share, then each share of Series A-1 preferred stock will convert into 1.01 shares of common stock;

•	if the initial public offering price per share is between $ per share and $ per share, then each share of Series A-1 preferred stock will convert into 0.94 shares of common stock;

•	if the initial public offering price per share is between $ per share and $ per share, then each share of Series A-1 preferred stock will convert into 0.85 shares of common stock;

•	if the initial public offering price per share is between $ per share and $ per share, then each share of Series A-1 preferred stock will convert into 0.79 shares of common stock;

•	if the initial public offering price per share is between $ per share and $ per share, then each share of Series A-1 preferred stock will convert into 0.73 shares of common stock; and

•	if the initial public offering price per share is greater than or equal to $ per share, then each share of Series A-1 preferred stock will convert into 0.67 shares of common stock.

Immediately prior to the completion of this offering and after the conversion of the Series A-1 Preferred Stock as described above, each share of common stock will be split, such that           shares of common stock will be outstanding prior to issuance of shares in connection with this offering.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights. This means that the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution, or winding-up, the holders of outstanding shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of shares of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when they are paid for, will be fully paid and nonassessable.

Preferred Stock

Under our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue from time to time the preferred stock in one or more series, to establish the number of shares to be included in each series, and to fix the powers, preferences, and rights of the shares of each wholly unissued series and any of its qualifications, limitations, or restrictions. Without any further action by the stockholders, our board of directors will also be able to increase or decrease the number of shares of any series, but may not decrease the number of shares of any series below the number of shares of that series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of preferred stock, while providing flexibility to the board of directors in discouraging an attempt to gain control of us by means of a merger, tender offer, proxy contest, or other transaction, could, among other things, have the effect of delaying, deferring, or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Warrants

In September 2009, in conjunction with the entry into our Loan and Security Agreement with Heartland for our subordinated debt, we issued warrants to purchase shares of our common stock. In connection with the borrowing of an additional $5.0 million of subordinated debt on December 31, 2009, we issued warrants to purchase an additional 100,000 shares of our common stock. All warrants outstanding are immediately exercisable at an exercise price of $9.00 per share. As of May 5, 2010, we had outstanding warrants to purchase up to 200,000 shares of our common stock. These warrants to purchase common stock expire on September 1, 2014.

Investors’ Rights Agreement

Registration Rights

Under the terms of the Investors’ Rights Agreement, the holders of approximately 337,838 shares of our common stock and the holders of our Series A-1 preferred stock are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, or Securities Act. These shares and any shares of our common stock into which any shares of our Series A-1 preferred stock are converted, are referred to as registrable securities.

Demand Registration Rights

At any time after the earlier of (1) January 1, 2012 or (2) 180 days following the effective date of this registration statement, subject to certain exceptions, the holders of more than 50% of the then-outstanding shares of Series A-1 preferred stock, which we refer to as the initiating investors, have the right to demand that we file a registration statement covering the offering and sale of at least 30% of the registrable securities then outstanding (or a lesser percent if the sale of such registrable securities would exceed $15 million net of underwriting discounts and commissions). If such demand right is exercised, then we will (1) within ten days after the date of such registration request, give notice of such demand to all investors other than the initiating investors and (2) as soon as practicable, and in any event within 60 days after the date of the registration request, file a Form S-1 registration statement with the SEC under the Securities Act to cover the registrable securities.

We have the ability to delay the filing of such registration statement under specified conditions, such as during the period starting on the date 60 days in advance of and ending on the date 180 days following the effective date of this registration statement or if our board of directors deems it advisable to delay such filing because it would materially interfere with a significant acquisition or similar transaction, require premature disclosure of material information or render us unable to comply with requirements under the Securities Act or the Exchange Act. Postponements at the discretion of our board of directors cannot exceed 75 days and such right to postpone may not be invoked more than once during any twelve-month period. We are not obligated to file a registration statement on more than two occasions upon the request of the initiating investors. Upon the conversion of the shares of our Series A-1 preferred stock into shares of common stock upon the completion of this offering, no holders will be able to demand that we file a registration statement pursuant to these provisions. Additionally, see “Underwriting” for a description of the lock-up provisions that are applicable to our stockholders.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the initiating investors have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holders provided such securities are anticipated to have an aggregate sales price (net of underwriting discounts and commissions, if any) in excess of $3.0 million.

We have the ability to delay the filing of such registration statement under specified conditions, such as during the period starting on the date 30 days in advance of and ending on the date 90 days following the effective date of an offering of our securities, or if our board of directors deems it advisable to delay such filing as described above. We are not obligated to effect more than two registrations of registrable securities on Form S-3 in any twelve-month period. Upon the conversion of the shares of our Series A-1 preferred stock into shares of common stock upon the completion of this offering, no holders will be able to demand that we file a registration statement pursuant to these provisions.

Piggyback Registration Rights

The holders of all of the registrable securities have piggyback registration rights. Under these provisions, if we register any securities for public sale, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement. Each of our stockholders has waived their registration rights with respect to this offering.

Expenses of Registration

We will pay all registration expenses, other than underwriting discounts, commissions, and stock transfer taxes, related to any demand, Form S-3, or piggyback registration, including reasonable attorneys’ fees and disbursements of one counsel for the holders of registrable securities.

Termination of Registration Rights

These registration rights will continue following this offering and will terminate on the earliest to occur of:

•	the occurrence of a merger or consolidation to which we are party in which the shares of our capital stock outstanding immediately prior to such merger or consolidation are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the voting power of the capital stock of the surviving corporation, or if the surviving corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

•	the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all of our and our subsidiaries’ assets, taken as a whole;

•	the sale or disposition of one or more of our subsidiaries if substantially all of our and our subsidiaries’ assets, taken as a whole, are held by the subsidiary or subsidiaries being sold; and

•	for any particular stockholder with registration rights, that stockholder’s registration rights will terminate if such stockholder’s shares of stock can be sold in a single market sale on a single market day in compliance with Rule 144 of the Securities Act.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and each selling stockholder is obligated to indemnify us for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by us.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Section 203 of the Delaware General Corporation Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq Global Market, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

The existence of these provisions could have anti-takeover effects with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. In particular, our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering, as applicable, among other things:

•	provide that special meetings of the stockholders may be called only by our Chairman of the Board, Chief Executive Officer, our board of directors or by the Chief Executive Officer after at least 90-day prior notice to shareholders upon the written request of holders of at least a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors;

•	establish procedures with respect to stockholder proposals and stockholder nominations, including requiring that advance written notice of a stockholder proposal or director nomination generally must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary date of mailing of our proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders;

•	do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

•	require that the vote of holders of at least a majority of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including provisions relating to:

•	the number of directors on our board of directors;

•	the election, qualification and term of office of our directors;

•	removal of members of our board of directors; and

•	certain amendments to our amended and restated certificate of incorporation and amended and restated by-laws; and

•	provide that the board of directors has the power to alter, amend or repeal the amended and restated bylaws without stockholder approval.

Following the completion of this offering, our amended and restated certificate of incorporation will authorize our board of directors, without further vote or action by the stockholders, to issue up to           shares of preferred stock in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the powers, preferences, and rights of each class or series;

•	the relative, participating, optional, and other special rights of each class or series; and

•	any qualifications, limitations, or restrictions on each class or series.

The above provisions are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation to be in effect upon completion of this offering limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have also entered into indemnification agreements with each our current directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq Symbol

We have applied to list our common stock for quotation on the Nasdaq Global Market under the symbol “RULE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock. Future sales of shares of our common stock in the public market, or the availability of such shares of our common stock for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of           shares of common stock. Of these shares, all of the           shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).
In addition, any shares of our common stock issued in connection with our acquisition of the remaining 22.4% interest in Psynova will be “restricted securities” as such term is defined under Rule 144 and will be eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act. These shares will also be subject to the lock-up agreements described below.

Lock-up Agreements

We, our officers and directors and all other stockholders have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq Global Market during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under each of our 2007 Long Term Incentive Plan and our 2010 Long Term Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Warrants

As of May 5, 2010, we had outstanding warrants to purchase 200,000 shares of our common stock issued in connection with our subordinated debt. All warrants outstanding are immediately exercisable at an exercise price of $9.00 per share. These warrants to purchase common stock expire on September 1, 2014. See “Description of Capital Stock—Warrants.”

Stock Options

As of May 5, 2010, options to purchase a total of 796,950 shares of our common stock were outstanding and exercisable under our 2007 Long Term Incentive Plan.

Restricted Stock Units

Our Compensation Committee intends to grant 4,500 restricted stock units under our 2007 Long Term Incentive Plan.

Registration Rights

Following the completion of this offering, the holders of           shares of our common stock (including shares of our common stock issued upon the conversion of 7,785,231 shares of our Series A-1 preferred stock) and warrants to purchase up to 200,000 shares of common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our shares of common stock. See “Description of Capital Stock—Investors’ Rights Agreement” for additional information.

Material U.S. Federal Tax Considerations to Non-U.S. Holders

The following is a general discussion of the material U.S. federal income tax and estate consequences of the acquisition, ownership and disposition of our common stock to a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

•	a partnership (or other entity treated as a partnership for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation or any aspects of state, local or non-U.S. taxation, nor does it consider any U.S. federal income tax considerations that may be relevant to non-U.S. holders that may be subject to special treatment under U.S. federal income tax laws, including, without limitation, U.S. expatriates, life insurance companies, tax-exempt or governmental organizations, dealers in securities or currency, banks or other financial institutions, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, and investors that hold our common stock as part of a hedge, straddle or conversion transaction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

We urge each prospective investor to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock, and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock.

Any dividend (out of earnings and profits) paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from such withholding tax. To obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will be subject to U.S. federal income tax on a net income basis at the same graduated rates generally applicable to U.S. persons, net of certain deductions and credits, subject to any applicable tax treaty providing otherwise. In addition to the income tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of our common stock may obtain a refund of any excess amounts withheld if an appropriate claim for refund is timely filed with the Internal Revenue Service, or the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and the non-U.S. holder holds or has held, directly or indirectly, at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, more than 5% of our common stock. We believe that we are not currently, and that we will not become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on net income basis at the same graduated rates generally applicable to U.S. persons. Corporate non-U.S. holders also may be subject to a branch profits tax equal to 30% (or such lower rate as may be specified by an applicable tax treaty) of its earnings and profits that are effectively connected with a U.S. trade or business.

Gain described in the second bullet point above (which may be offset by U.S. source capital losses, provided that the individual non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses) will be subject to a flat 30% U.S. federal income tax (or such lower rate as may be specified by an applicable tax treaty).

Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to each non-U.S. holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. A similar report is sent to each non-U.S. holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business or withholding was eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person that is not an exempt recipient.

Payments of the proceeds from sale or other disposition by a non-U.S. holder of our common stock effected outside the U.S. by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the holder is a non-U.S. holder, an exemption is not otherwise established, and the broker is one of the following:

•	a U.S. person or a foreign branch or office of a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (x) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interests in such partnership or (y) it is engaged in the conduct of a U.S. trade or business.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at a rate of 28% of the gross proceeds) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, information reporting and backup withholding may apply if the broker has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Estate Tax

Our common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc. and Stephens Inc. are acting as representatives of the underwriters. Jefferies & Company, Inc. is the sole book-running manager of the offering.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name in the table below.

Underwriters	Number of Shares

Jefferies & Company, Inc.
Stephens Inc.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. The shares of our common stock should be ready for delivery on or about          , 2010 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

Directed Shares

At our request, the underwriters have reserved up to     % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees or who have business relationships with RBM. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of           additional shares from us. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $      and, before expenses, the total proceeds to us will be $     . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

Commission and Expenses

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer

some of the shares to other securities dealers at such price less a concession of $      per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $      per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The following table provides information regarding the amount of the discount to be paid to the underwriters:

		Total Without	Total with Full
		Exercise of	Exercise of
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $      million.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers and directors and substantially all other stockholders have agreed to a 180-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of the representative, for a period of 180 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue a release earnings or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to (1) any shares of common stock acquired from the representatives as part of this offering in connection with the directed share program or (2) the transfer of any or all of the shares of common stock owned by a stockholder, either during such stockholder’s lifetime or on death, by gift, will or interstate succession to the immediate family of the stockholder or to a trust the beneficiaries of which are exclusively the stockholder and/or a member or members of the stockholder’s immediate family, provided, however, that the recipient in each of (1) and (2) agrees to be bound by such restrictions.

Discretionary Sales

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

No Public Market

We have applied to list our common stock on the Nasdaq Global Market under the symbol “RULE.” If our common stock is approved for listing, subject to official notice of issuance, there has been no public market for the shares prior to this offering. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot assure you that the initial public offering price will correspond to the price of which the common stock will trade in the public market after the offering or that an active trading market for the common stock will develop and continue after the offering.

Price Stabilization, Short Positions and Penalty Bids

SEC rules may limit the ability of the underwriters to bid for or purchase shares of our common stock before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing Transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and Syndicate Covering Transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. A bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters is a “syndicate covering transaction”. Establishing short sales positions may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty Bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive Market Making. Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Upon receipt of a request by an investor or its representative who has received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, we will promptly transmit, or cause to be transmitted, without charge, a paper copy of the prospectus.

Affiliations

RBM Investments LLC, a holder of our Series A-1 Preferred Stock, is affiliated with Stephens Inc., one of the underwriters for this offering. In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they may receive customary fees.

Selling Restrictions

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each such Member State referred to as Relevant Member State) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1. to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2. to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

3. to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

4. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

1. it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

2. in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Switzerland. The shares offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

Legal Matters

The validity of our common stock offered by this prospectus will be passed upon for Rules-Based Medicine, Inc., by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dewey & LeBoeuf LLP, New York, New York.

Experts

The consolidated financial statements of Rules-Based Medicine, Inc. included in this prospectus and in the registration statement have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements are included in reliance upon their report given upon the authority of PMB Helin Donovan, LLP as experts in auditing and accounting.

The financial statements of Psynova Neurotech Ltd. included in this prospectus and in the registration statement have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements are included in reliance upon their report given upon the authority of PMB Helin Donovan, LLP as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Rules-Based Medicine, Inc.

Condensed Consolidated Balance Sheets

	December 31,	March 31,
	2009	2010
	(In thousands, except share and per share amounts)
		(unaudited)

Assets
Current assets:
Cash and cash equivalents	$7,049	$5,045
Restricted cash	965	832
Accounts receivable and related party receivable	4,935	4,195
Inventory, net	5,897	7,226
Deferred equity financing costs	1,232	2,167
Prepaid expenses and other assets	959	1,157

Total current assets	21,037	20,622
Property and equipment, net	2,766	3,204
Goodwill	4,884	4,884
Intangibles, net	19,674	19,693
Investments in unconsolidated affiliates	1,669	1,669
Other long-term assets	1,400	1,273

Total assets	$51,430	$51,345

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,697	$4,559
Accrued expenses and other current liabilities	5,055	4,129
Deferred revenue	1,373	1,172
Current portion of long-term debt and capital leases	227	229

Total current liabilities	8,352	10,089
Long-term debt and capital leases—long-term portion	13,727	13,691
Deferred income tax payable	4,073	3,902

Total liabilities	26,152	27,682

Commitments and contingencies (see Note 6)
Series A-1 preferred stock, $0.001 par value; 8,475,231 shares authorized; 7,485,231 shares issued and outstanding, liquidation preference of $25.0 million at December 31, 2009 and March 31, 2010	26,267	26,167
Stockholders’ equity:
Common stock; $0.001 par value; 17,315,980 shares authorized; 8,446,838 shares issued and outstanding at December 31, 2009 and March 31, 2010	8	8
Additional paid-in capital	2,088	2,147
Accumulated other comprehensive income	5	(95)
Accumulated deficit	(5,383)	(6,689)

Total RBM stockholders’ deficit	(3,282)	(4,629)
Noncontrolling interest	2,293	2,125

Total stockholders’ deficit	(989)	(2,504)

Total liabilities and stockholders’ deficit	$51,430	$51,345

See accompanying notes

Rules-Based Medicine, Inc.

Condensed Consolidated Statements of Operations

	March 31,
	2009	2010
	(In thousands, except share and per share amounts)
	(unaudited)

Pharmaceutical testing products and services revenues	$5,830	$5,616
Operating expenses:
Cost of revenues	2,457	2,383
Research and development	896	1,372
Sales and marketing	1,228	1,727
General and administrative	770	1,212

Total operating expenses	5,351	6,694

Income (loss) from operations	479	(1,078)
Equity in loss of Psynova	(263)	—
Interest and other income (expense)	(51)	(354)

Income (loss) before income taxes	165	(1,432)
Provision (benefit) for income taxes	45	(357)

Net income (loss)	$120	$(1,075)

Less net loss attributable to noncontrolling interest	—	(168)
Net income (loss) attributable to RBM	$120	$(907)

Net income attributable to preferred stockholders	376	399

Net loss attributable to RBM common stockholders	$(256)	$(1,306)

Other comprehensive income (loss):
Foreign currency translation adjustment	$62	$(95)
Comprehensive loss attributable to RBM	$(194)	$(1,401)

Net loss per share attributable to RBM common stockholders:
Basic and diluted	$(0.03)	$(0.15)

Shares used to compute net loss per share:
Basic and diluted	8,446,838	8,446,838

See accompanying notes

Rules-Based Medicine, Inc.

Condensed Consolidated Statements of Stockholders’ Deficit

					Accumulated
	Common Stock		Additional		Other		Total
	Number of		Paid-in	Accumulated	Comprehensive	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Interest	(Deficit)
	(In thousands, except share data)
	(unaudited)

Balance at December 31, 2009	8,446,838	$8	$2,088	$(5,383)	$5	2,293	$(989)
Stock-based compensation	—	—	59	—	—	—	59
Preferred stock dividend	—	—	—	(399)	—	—	(399)
Net loss from operations	—	—	—	(907)	—	(168)	(1,075)
Change in translation adjustment	—	—	—	—	(100)	—	(100)

Balance at March 31, 2010	8,446,838	$8	$2,147	$(6,689)	$(95)	$2,125	$(2,504)

See accompanying notes

Rules-Based Medicine, Inc.

Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2009	2010
	(In thousands)
	(unaudited)

Operating activities:
Net income (loss)	$120	$(1,075)
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	222	311
Loss on disposal of property and equipment	—	13
Stock-based compensation expense	48	59
Equity in loss of Psynova	263	—
Changes in assets and liabilities:
Accounts receivable and related party receivable	1,795	790
Prepaid expenses and other current assets	(358)	(205)
Inventory	(173)	(1,370)
Investment funded through services	(1,272)	—
Accounts payable	366	2,812
Accrued expenses and other liabilities	(378)	(1,740)
Deferred tax liability	(8)	(171)
Deferred revenue	(381)	160

Net cash provided by (used in) operating activities	$244	$(416)

Investing activities:
Internally developed intangibles	(221)	(140)
Purchase of property and equipment	(206)	(652)

Net cash used in investing activities	$(427)	$(792)

Financing activities:
Payment of principal on long-term debt and capital leases	(37)	(62)
Deferred equity financing costs	—	(935)
Subordinated debt interest payments	—	134
Amortization of debt issuance costs	—	123

Net cash used in financing activities	$(37)	$(740)

Effect of foreign exchange rates on cash and cash equivalents	(61)	$(56)

Net change in cash and cash equivalents	$(281)	$(2,004)
Cash and cash equivalents at the beginning of period	2,536	7,049

Cash and cash equivalents at the end of period	$2,255	$5,045

Supplemental disclosure of cash flow information:
Cash paid for interest	$10	$184

Cash paid for income taxes	$—	$401

Noncash investing and financing transactions:
Imputed Series A-1 preferred stock dividend	$376	$399

See accompanying notes

Rules-Based Medicine, Inc.

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.	Significant Accounting Policies

Organization

Rules-Based Medicine, Inc., or RBM or the Company, is a life sciences company focused on the development and commercialization of molecular diagnostic tests on novel biomarker patterns, initially for the psychiatric market. RBM also provides testing products and services to the pharmaceutical, biotechnology and medical research industries.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned and majority-owned subsidiaries. The Company has eliminated all intercompany balances and transactions.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all the information and notes required by accounting principles generally accepted in the United States, or GAAP, for complete financial statements. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position and the results of operations for the periods presented. Interim operating results are not necessarily indicative of results that may be expected for the full year ending December 31, 2010 or for any subsequent period. It is suggested that these condensed consolidated financial statements be read in conjunction with the annual financial statements and notes thereto found elsewhere in this registration statement. The accompanying condensed consolidated balance sheet as of December 31, 2009 has been derived from the audited financial statements included elsewhere in this registration statement.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of three months or less at the time of purchase are considered cash equivalents. Restricted cash currently represents proceeds from long-term debt which is restricted for payment of interest on the debt. Restricted cash is excluded from cash and cash equivalents.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries in Germany and the United Kingdom is the local currency (Euro and Great British Pound). The revenue and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance-sheet date. The resulting cumulative translation adjustments are reported in accumulated other comprehensive income (loss), a separate component of stockholders’ equity in the accompanying condensed consolidated balance sheets. Transactional gains and losses from currency transactions denominated in currencies other than the functional currency are recorded as other income or expense on the condensed consolidated statements of operations.

Debt Issuance Costs

The Company capitalizes all costs related to its issuance of debt and amortizes those costs using the effective interest method over the life of the related debt instruments. Unamortized debt issuance costs were $1.0 million at December 31, 2009 and $0.8 million at March 31, 2010 and are included in prepaid expenses and other assets in the condensed consolidated balance sheet. During the year ended December 31, 2009 and the three months ended March 31, 2010, the Company amortized $50,000 and $0.1 million, respectively, of debt issuance costs, which were included in interest expense in the condensed consolidated statement of operations.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection is probable. Such revenue recognition generally occurs as the related service is performed. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Testing revenues and kit sales are recognized at the time the testing service has been completed and the tests are delivered and accepted by the customer. Kit product and TruCulture tube sales are recognized when the kit and tube, respectively, are shipped to customers.

Stock-Based Compensation

The Company follows the authoritative guidance on share-based payments that requires recognition of compensation costs for all share-based payment awards made to employees based upon each award’s estimated grant date fair value. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock option awards. Compensation cost is recognized on a straight-line basis over the respective vesting period of the award. Compensation expense is recognized only for those awards that are expected to vest.

Earnings Per Share

The Company computes basic earnings per share available to common stockholders using the weighted-average number of common shares outstanding during the reporting period. The Company adjusted diluted earnings per share for the after-tax impact of incremental shares that would be available for issuance upon the assumed exercise of stock options and for the shares that would be issued upon the conversion of the convertible preferred stock.

A reconciliation of the number of the numerator and denominator used in the calculation of basic and diluted earnings per share are as follows:

	Three Months Ended March 31,
	2009	2010
	(In thousands, except share and per share data)

Numerator:
Net loss attributable to RBM common stockholders	$(256)	$(1,306)
Denominator:
Weighted-average common shares outstanding	8,446,838	8,446,838
Basic and diluted net loss per share	$(0.03)	$(0.15)

The following shares were excluded from the calculation of dilutive earnings per share because their inclusion would have been anti-dilutive:

	Three Months Ended March 31,
	2009	2010

Series A-1 preferred stock	7,485,231	7,485,231
Options to purchase common stock	311,500	796,950
Warrants	—	200,000

	7,796,731	8,482,181

Recently Issued Accounting Pronouncements

With the exception of those stated below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the three months ended March 31, 2010, as compared to the recent accounting pronouncements described in the Consolidated Financial Statement for the years ended December 31, 2009 and 2008 that are of material significance, or have potential material significance, to the Company.

Effective April 1, 2009, the Company adopted the Financial Accounting Standards Board’s, or FASB, updated guidance related to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The updated guidance initially required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. However, in February 2010, the FASB amended the guidance to remove the requirement to disclose the date through which subsequent events were evaluated. Adoption of the updated guidance did not have a material impact on the Company’s consolidated results of operations or financial condition.

Effective January 1, 2010, the Company adopted the FASB’s updated guidance related to fair value measurements and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity should disclose separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than one net number). The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. The guidance is effective for interim or annual financial reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Therefore, the Company has not yet adopted the guidance with respect to the roll forward activity in Level 3 fair value measurements. The adoption of this guidance had no impact on the Company’s disclosures, consolidated results of operations or financial condition.

2.	Balance Sheet Account Details

Intangible Assets

Intangible assets consisted of the following at December 31, 2009 and March 31, 2010 (in thousands):

	December 31, 2009			March 31, 2010
	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Developed technologies	$1,646	$250	$1,396	$1,780	$298	$1,482
Purchased assay licenses	1,660	364	1,296	1,660	405	1,255
Patents and trademarks	1,060	202	858	1,060	226	834
VeriPsych	—	—	—	189	8	181
In-process research and development	16,124	—	16,124	15,941	—	15,941

Total	$20,490	$816	$19,674	$20,630	$937	$19,693

The VeriPsych diagnostic test launched in March 2010 and $0.2 million of in-process research and development was allocated to this product and will be amortized over a period of two years based on the estimated life of the test.

The aggregate intangible asset amortization expense as of March 31, 2010 is as follows (in thousands):

2010	417
2011	555
2012	477
2013	461
2014	403
Thereafter	916

Total	$3,229

Accrued Expenses and Other Current Liabilities

	December 31,	March 31,
	2009	2010

Accrued IPO costs	$650	$417
Accrued dividends	417	917
Accrued income taxes	683	282
Accrued bonus	726	325
Accrued salaries	445	117
Accrued royalties	287	283
Put liability	1,250	1,250
Other	597	538

	$5,055	$4,129

3.	Investments in Unconsolidated Subsidiaries

Satoris, Inc.

The Company owns a 12% investment interest in Satoris, Inc. The Company follows FASB guidance for cost method investments for valuing this investment. It is not practicable to estimate the fair value of this investment and no significant event has occurred to lead this investment to be impaired, therefore the value of the investment at March 31, 2010 has not changed. The carrying value of the investment at December 31, 2009 and March 31, 2010 was $1.7 million.

In March 2009, RBM entered into a letter of intent with Satoris to convert a $0.4 million accounts receivable balance into a $0.4 million promissory note. In addition, Satoris issued to the Company an additional 3,239,189 shares of Series B preferred stock valued at $1.2 million in exchange for its involvement in certain testing services to be conducted between RBM and a third party.

During the three months ended March 31, 2009 and 2010, the Company recognized $1.2 million and zero, respectively, of revenue related to a services agreement with Satoris.

Psynova Neurotech Ltd.

Prior to September 18, 2009, the date the Company obtained controlling interest, Psynova Neurotech Ltd., or Pysnova, the Company’s 47.9% ownership interest in Psynova was accounted for as an equity investment. The Company recorded its 47.9% of the losses of Psynova for the three months ended March 31, 2009 of $0.3 million in the condensed consolidated statement of operations.

During the three months ended March 31, 2009, the Company recognized $26,000 of revenue related to services performed for Psynova.

On September 18, 2009, the Company purchased an additional stake in Psynova pursuant to a share purchase agreement among third-party investors in Psynova and RBM bringing RBM’s total investment in Psynova 77.6%.

On March 5, 2010, the Company entered into agreements with the remaining shareholders of Psynova to purchase all of the noncontrolling interest of Pysnova. The payments will be made in cash and restricted stock for a total of £4.7 million. The payments will be made in two tranches with the first tranche in the amount of £3.7 million due on the Closing date, which is no later than 30 days following the consummation of the initial public offering or another date designated by the Company. The second tranche in the amount of £1.0 million is payable on or before the later of the initial public offering date or 30 days following the first commercial sale of a diagnostic test capable of distinguishing among patients with schizophrenia, bipolar disorder and major depression disorder. On the Closing date, the Company will record the purchase of the additional interest ownership in Psynova as an equity investment in accordance with FASB guidance for purchases of additional ownership interests subsequent to obtaining controlling interest.

4.	Line of Credit and Long-Term Debt

The Company has a revolving line of credit with BBVA Compass Bank, or Compass, for up to $9.0 million. Although monthly principal payments are not required, any unpaid principal balance is due and payable on the maturity date, which is August 10, 2011. Substantially all of the Company’s assets have been pledged to secure the line of credit. The balance drawn on the line was $3.5 million at December 31, 2009 and March 31, 2010. The amount available to borrow at March 31, 2010 was $2.3 million.

The terms of the agreement require the Company to provide certain customary covenants for a credit agreement, including certain financial covenants. The financial covenants require a minimum tangible net worth of $6.5 million on a quarterly basis, pro-forma debt service coverage not less than 1.35 to 1 on a rolling quarterly basis and not less than 1.5 to 1 on a quarterly basis and a fixed charge coverage ratio of at least 1.5 to 1 on a rolling quarterly basis. The Company was in compliance with all covenants as of March 31, 2010.

The Company has subordinated debt with Heartland Community Bank, or Heartland, for $10.0 million. The subordinated debt is secured by the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC in the Company. The total amount of quarterly interest payments are held in an escrow account with the bank. The outstanding balance in the escrow account of $0.8 million at March 31, 2010 was included in restricted cash on the condensed consolidated balance sheet. Full payment of the accrued interest and unpaid principal balance will be due on the termination date of September 17, 2011.

The following table outlines the principal balance of the long-term debt by agreement (in thousands):

	December 31,	March 31,
	2009	2010

Heartland subordinated debt	$9,813	$9,840
Revolving line of credit	3,482	3,484
August 13, 2008 promissory note	260	246
March 6, 2008 promissory note	185	172
Note payable assumed in Multiplex Biosciences acquisition	56	48

Total debt	13,796	13,790

Current portion	145	148

Total debt less current portion	$13,651	$13,642

Future minimum principal payments under the long-term debt as of March 31, 2010 are as follows (in thousands):

Annual
Payment
Amounts

2010	542
2011	10,417
2012	3,623
2013	82

Total minimum payments	$14,664
Less: interest portion	874

Present value of net minimum payments	13,790
Less: current portion of obligations	148

Long-term obligations	$13,642

This table does not include the capital leases of $0.1 million.

5.	Stock-Based Compensation

The Company’s 2007 Long-term Incentive Plan is described in the annual financial statements contained elsewhere in this registration statement.

The Company recorded stock-based compensation expense of $48,000 and $0.1 million for the three months ended March 31, 2009 and 2010, respectively.

The following table summarizes the stock option activity under the 2007 Plan:

			Weighted Average	Aggregate
		Weighted Average	Contractual Life	Intrinsic Value
	Number of Shares	Exercise Price	(in years)	(in thousands)

Outstanding at December 31, 2009	673,500	$3.60
Granted	131,000	7.04
Exercised	—	—
Cancelled	(7,550)	2.85

Outstanding at March 31, 2010	796,950	$4.17	8.95	$2,288
Vested and expected to vest at March 31, 2010	701,175	$4.35	9.08	$1,886
Exercisable at March 31, 2010	796,950	$4.17	8.95	$2,288

Total unrecognized stock-based compensation expense subject to recognition in future periods $1.4 million at March 31, 2010. This expense is expected to be recognized over the weighted-average periods of 4.08 years at March 31, 2010.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows:

	March 31,
	2009	2010

Weighted-average fair value of stock options granted	$2.85	$4.37
Volatility factor	64.6%	64.6%
Risk-free interest rate	1.90%	2.95%
Dividend yield	0%	0%
Expected life of options	6	6

Fair value of stock options granted—Due to the absence of an active market for the Company’s common stock, the board of directors was required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining fair value, Company management considered both quantitative and qualitative factors including the rights, preferences and liquidity of the Company’s preferred and common stock, current and projected operating and financial performance, the status of new product development and financial market conditions.

As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net income and net income per share could have been significantly different.

Volatility—As the Company is not publicly traded and therefore has no trading history, stock price volatility was estimated by taking a blend of historical volatility of industry peers of a similar size whose shares are publicly traded.

Risk-free interest rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock option grants.

Dividend Yield—The assumed dividend yield was based on the Company’s expectation that no dividends will be paid in the foreseeable future.

Expected life of options —The expected life was calculated using the “simplified method” allowed under current accounting guidance. This method calculates the midpoint between the vesting date and contractual termination date since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

6.	Commitments and Contingencies

In March 2010, the Company amended its lease for its corporate headquarters and laboratory in Austin, Texas to, among other things, acquire additional space to accommodate its growth. The lease amendment was effective March 1, 2010.

At March 31, 2010, future minimum lease payments for non-cancelable operating leases were as follows (in thousands):

2010	$278
2011	481
2012	549
2013	581
2014	617
2015	318

Total minimum payments	$2,824

7.	Geographic Information

The Company operates in one segment, using one measure of profitability to manage its business. Sales for geographic regions were based upon the customer’s location.

Distribution of revenues by country is as follows (in thousands):

	Three Months Ended
	March 31,
	2009	2010

Revenue by country:
United States	$4,179	$3,725
Germany	404	858
Japan	417	282
All other countries	830	751

	$5,830	$5,616

8.	Taxes

The Company’s effective tax rate was (29%) and 27% for the first three months ended March 31, 2010 and 2009, respectively. The effective tax rates for both periods are different than the statutory rate due to tax benefits or expense between U.S. and foreign taxes. The effective tax rate for the first three months of 2010 reflects a benefit related to net operating losses in the US and Germany and adjustments made to properly reflect deferred tax liabilities.

The Company records liabilities related to uncertain tax positions. The Company does not believe any uncertain tax positions are pending that may have a material adverse effect on our condensed consolidated financial statements as of March 31, 2010.

9.	Related Party Transactions

The Company’s chairman of the board of directors is an owner and director of The Biophysical Corporation, or Biophysical. Biophysical has purchased testing services from the Company totaling $0.1 million for the three months ended March 31, 2009 and 2010. Accounts receivable due from Biophysical were $0.2 million and $0.1 million as of December 31, 2009 and March 31, 2010, respectively.

The Company’s investment in Satoris is accounted for as a cost method investment. The Company has recorded $1.2 million and zero in revenue from Satoris for the three months ended March 31, 2009 and 2010, respectively. Notes receivable due from Satoris were $0.4 million December 31, 2009 and March 31, 2010.

Psynova is a consolidated subsidiary of the Company. Prior to September 18, 2009, Psynova was accounted for as an equity method investment. The Company recorded revenues of $26,000 from Psynova for the three months ended March 31, 2009.

10.	Subsequent Events

On April 13, 2010, the Company paid $1.0 million in accrued dividends to the Series A-1 preferred stockholders. At March 31, 2010, $0.9 million was in accrued expenses and other current liabilities in the condensed consolidated balance sheet.

The Company has evaluated and disclosed subsequent events through April 22, 2010, the date of issuance of the financial statements, and is not aware of any other subsequent event that would have a material impact on the accompanying financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rules-Based Medicine, Inc.:

We have audited the accompanying consolidated balance sheets of Rules-Based Medicine, Inc. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008 as well as the related consolidated statements of operations, stockholders’ (deficit) equity and cash flows for the years ended December 31, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rules-Based Medicine, Inc. and its subsidiaries as of December 31, 2009 and 2008, including the results of its operations and its cash flows for the years ended December 31, 2009, 2008, and 2007 and are in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5 to the accompanying consolidated financial statements, the Company acquired a controlling interest (77.6%) in Psynova Neurotech Ltd. during 2009.

/s/ PMB Helin Donovan, LLP

Austin, TX

March 12, 2010

Rules-Based Medicine, Inc.

Consolidated Balance Sheets

	December 31,
	2008	2009
	(In thousands, except share and per share amounts)

Assets
Current assets:
Cash and cash equivalents	$2,536	$7,049
Restricted cash	—	965
Accounts receivable	4,343	4,908
Related party receivable	84	27
Inventory, net	5,500	5,897
Deferred equity financing costs	—	1,232
Prepaid expenses and other assets	356	959

Total current assets	12,819	21,037
Property and equipment, net	2,099	2,766
Goodwill	4,884	4,884
Intangibles, net	2,703	19,674
Investments in unconsolidated affiliates	5,746	1,669
Income tax receivable	457	—
Related party note receivable	—	423
Other long-term assets	—	977

Total assets	$28,708	$51,430

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$796	$1,697
Accrued expenses and other current liabilities	1,545	3,955
Deferred revenue	2,183	1,373
Income tax payable	180	683
Accrued dividends	—	417
Capital leases—current portion	—	82
Current portion of long-term debt	160	145

Total current liabilities	4,864	8,352
Long-term debt—long-term portion	506	13,651
Capital leases—long-term portion	—	76
Deferred income tax payable	1,087	4,073
Other long-term liabilities	1,250	—

Total liabilities	7,707	26,152

Commitments and contingencies (see Note 12)
Series A-1 preferred stock, $0.001 par value; 8,475,231 shares authorized; 7,485,231 shares issued and outstanding, liquidation preference of $25.0 million at December 31, 2008 and 2009	25,156	26,267
Stockholders’ equity:
Common stock; $0.001 par value; 17,315,980 shares authorized; 8,446,838 shares issued and outstanding at December 31, 2008 and 2009	8	8
Additional paid-in capital	1,380	2,088
Accumulated other comprehensive income	13	5
Accumulated deficit	(5,556)	(5,383)

Total RBM stockholders’ deficit	(4,155)	(3,282)
Noncontrolling interest	—	2,293

Total stockholders’ deficit	(4,155)	(989)

Total liabilities and stockholders’ deficit	$28,708	$51,430

See accompanying notes

Rules-Based Medicine, Inc.

Consolidated Statements of Operations

	December 31,
	2007	2008	2009
	(In thousands, except share and per share amounts)

Pharmaceutical testing products and services revenues	$13,037	$21,669	$24,641
Operating expenses:
Cost of revenues	4,868	8,590	9,985
Research and development	1,544	3,235	4,803
Sales and marketing	2,575	4,368	5,252
General and administrative	1,676	2,520	2,867

Total operating expenses	10,663	18,713	22,907

Income from operations	2,374	2,956	1,734
Equity in loss of Psynova	—	—	(997)
Gain on re-measurement of Psynova	—	—	1,947
Interest income	115	245	42
Foreign currency gain (loss)	16	(43)	(49)
Interest expense	(80)	(64)	(289)

Income before income taxes	2,425	3,094	2,388
Provision for income taxes	433	1,218	708

Net income	$1,992	$1,876	$1,680

Less net loss attributable to noncontrolling interest	—	—	(21)
Net income attributable to RBM	$1,992	$1,876	$1,701

Net income attributable to preferred stockholders	598	1,441	1,528

Net income attributable to RBM common stockholders	$1,394	$435	$173

Other comprehensive income (loss):
Foreign currency translation adjustment	$11	$2	$(8)
Comprehensive income attributable to RBM	$1,405	$437	$165

Net income per share attributable to RBM common stockholders:
Basic and diluted	$0.16	$0.05	$0.02

Shares used to compute net income (loss) per share:
Basic and diluted	8,814,989	8,326,512	8,446,838

See accompanying notes

Rules-Based Medicine, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Series A Preferred						Accumulated		Total
	Stock		Common Stock		Additional		Other		Stockholders’
	Number of		Number of		Paid-in	Accumulated	Comprehensive	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interest	(Deficit)
	(In thousands, except share data)

Balance at December 31, 2006	990,000	$1	9,010,000	$9	$4,442	$(867)	$—	$—	$3,585
Repurchase and cancellation of Series A preferred stock	(990,000)	(1)	—	—	(4,429)	—	—	—	(4,430)
Repurchase of common stock	—	—	(901,000)	(1)	—	(5,144)	—	—	(5,145)
Preferred stock dividend	—	—	—	—	—	(1,972)	—	—	(1,972)
Stock-based compensation					182				182
Net income from operations	—	—	—	—	—	1,992	—	—	1,992
Change in translation adjustment	—	—	—	—	—	—	11	—	11

Balance at December 31, 2007	—	$—	8,109,000	$8	$195	$(5,991)	$11	$—	$(5,777)
Issuance of common stock, net of issuance costs	—	—	337,838	—	993	—	—	—	993
Stock-based compensation	—	—	—	—	192	—	—	—	192
Preferred stock dividend	—	—	—	—	—	(1,441)	—	—	(1,441)
Net income from operations	—	—	—	—	—	1,876	—	—	1,876
Change in translation adjustment	—	—	—	—	—		2	—	2

Balance at December 31, 2008	—	$—	8,446,838	$8	$1,380	$(5,556)	$13	—	$(4,155)
Stock-based compensation	—	—	—	—	251	—	—	—	251
Issuance of warrants	—	—	—	—	457	—	—	—	457
Preferred stock dividend	—	—	—	—	—	(1,528)	—	—	(1,528)
Net income (loss) from operations	—	—	—	—	—	1,701	—	(21)	1,680
Change in translation adjustment	—	—	—	—	—	—	(8)	—	(8)
Noncontrolling interest from Psynova	—	—	—	—	—	—	—	2,314	2,314

Balance at December 31, 2009	—	$—	8,446,838	$8	$2,088	$(5,383)	$5	$2,293	$(989)

See accompanying notes

Rules-Based Medicine, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2008	2009
	(In thousands)

Operating activities:
Net income	$1,992	$1,876	$1,680
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	465	737	1,103
Stock-based compensation expense	182	192	251
Equity in loss of Psynova	—	—	997
Gain on re-measurement of Psynova	—	—	(1,947)
Changes in assets and liabilities:
Accounts receivable	(1,898)	(668)	(411)
Prepaid expenses and other current assets	18	(72)	(1,146)
Related party receivable	(84)	(60)	57
Income tax receivable	—	(457)	457
Note receivable	—	—	(26)
Inventory	(2,046)	(2,909)	(399)
Investment funded through services	(470)	(868)	(1,199)
Accounts payable	274	(4)	840
Income tax payable	180	—	503
Accrued expenses and other liabilities	290	(582)	590
Deferred tax asset (liability)	239	461	(44)
Deferred revenue	1,091	35	(798)

Net cash provided by (used in) operating activities	$233	$(2,319)	$508

Investing activities:
Purchase of assay licenses	$(1,500)	$(160)	$—
Net cash paid for acquisition of Psynova	—	(4,409)	(4,480)
Net cash paid for acquisition of EDI	(300)	—	—
Internally developed intangibles	—	—	(1,181)
Purchase of property and equipment	(690)	(1,454)	(1,196)

Net cash used in investing activities	$(2,490)	$(6,023)	$(6,857)

Financing activities:
Proceeds from issuance of common stock	$—	$993	$—
Proceeds from issuance of preferred stock	23,360	—	—
Repurchase of common stock	(5,145)	—	—
Redemption of Series A preferred stock	(4,430)	—	—
Proceeds from issuance of long-term debt	—	586	—
Proceeds from subordinated debt, net	—	—	9,813
Advance on line of credit, net	—	—	3,482
Payment for capital lease	—	—	(61)
Payment of principal on long-term debt	(1,518)	(83)	(162)
Deferred equity financing costs	—	—	(1,232)
Creation of escrow for subordinated debt interest payments	—	—	(965)
Payment of preferred stock dividends	(1,617)	—	—

Net cash provided by financing activities	$10,650	$1,496	$10,875

Effect of foreign exchange rates on cash and cash equivalents	11	2	$(13)

Net change in cash and cash equivalents	$8,404	$(6,844)	$4,513
Cash and cash equivalents at the beginning of period	976	9,380	2,536

Cash and cash equivalents at the end of period	$9,380	$2,536	$7,049

Supplemental disclosure of cash flow information:
Cash paid for interest	$80	$42	$101

Cash paid for income taxes	$19	$1,180	$(216)

Noncash investing and financing transactions:
Imputed Series A-1 preferred stock dividend	$354	$1,441	$1,528
Fixed assets acquired under capital leases	—	—	225
Fair value of assets acquired in acquisition	1,630	—	17,771
Liabilities assumed in acquisition	995	—	3,754
Warrants issued with debt	—	—	457

See accompanying notes

Rules-Based Medicine, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Business Description

Rules-Based Medicine, Inc., or RBM or the Company, is a life sciences company focused on the development and commercialization of molecular diagnostic tests on novel biomarker patterns, initially for the psychiatric market. RBM also provides testing products and services to the pharmaceutical, biotechnology and medical research industries.

Rules-Based Medicine was formed in 1998 as a wholly owned subsidiary of the Luminex Corporation, or Luminex. From inception through July 31, 2002, Rules-Based Medicine operated as a research and development project. On August 1, 2002, RBM was incorporated in Delaware and on September 5, 2002, the Company purchased the Rules-Based Medicine subsidiary from Luminex pursuant to an asset purchase agreement.

In November 2006, RBM acquired Multiplex Biosciences, Inc., a Delaware corporation, a provider of contract multiplex immunoassay development and manufacturing services located in Lake Placid, New York, to augment its assay development and kit manufacturing capabilities.

In October 2007, RBM acquired the capital stock of Experimentelle und diagnostische Immunologie GmbH, a German company with limited liability, or EDI, a developer of human organotypic cell culture test systems, including RBM’s TruCulture product.

In May 2008, RBM entered into an agreement with Psynova Neurotech Ltd., or Psynova, to co-develop and commercialize a blood-based test for the diagnosis of recent-onset schizophrenia. In November 2008, as a result of Psynova achieving certain clinical accuracy milestones with respect to the recent-onset schizophrenia blood-based test, Psynova exercised its rights to convert outstanding loans and interest into Preferred A Ordinary shares and to require RBM to purchase additional shares resulting in RBM owning a 47.9% equity interest in Psynova. In September 2009, RBM purchased an additional stake in Psynova pursuant to a share purchase and sale agreement, or the Purchase Agreement, by and between Porton Capital Inc., Porton Capital Technology funds, both third-party investors in Psynova, and RBM for $5.5 million, bringing RBM’s total investment in Psynova to $9.8 million, or 77.6%, net of RBM’s equity interest in the losses of Psynova, resulting in Psynova’s financial position and results of operations being consolidated with RBM’s as of and for the year ended December 31, 2009.

2.	Liquidity and Capital Resources

On September 18, 2009, pursuant to the Purchase Agreement RBM purchased an additional stake of 21,718,126 shares of Preferred A Ordinary Shares in Psynova. To acquire this controlling interest, the Company issued subordinated debt in the face amount of $5.0 million. The Company also has a $9.0 million revolving line of credit with a $3.5 million outstanding balance and cash and cash equivalents of $7.0 million at December 31, 2009. In addition, the Company amended its subordinated debt agreement on December 31, 2009 and issued additional subordinated debt of $5.0 million. The Company’s acquisition of Psynova has increased its debt and the Company has committed to fund a diagnostic product commercialization plan. The Company believes it has enough cash to operate for the coming year with its cash on hand, cash to be generated from operations and from the borrowing availability under its revolving line of credit. The Company does intend, however, to raise additional equity funds either through an initial public offering or private placement during 2010 to fund its current and future diagnostic initiatives.

3.	Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned and majority-owned subsidiaries. The financial statements include the accounts of the Company and its subsidiaries, including Multiplex Biosciences, Inc., EDI and Psynova, as of their respective dates of acquisition. The Company has eliminated all intercompany balances and transactions.

Segment Reporting

In accordance with FASB guidance for disclosures by segment, the Company has determined that it operates in one segment as it only reports operating results on an aggregate basis to the chief operating decision maker of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of our foreign subsidiaries is determined in accordance with authoritative guidance issued by the Financial Accounting Standards Board, or FASB. Assets and liabilities for those subsidiaries are translated at exchange rates in effect at the balance sheet date. Income and expense amounts are translated at the average monthly exchange rates for those periods. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Foreign currency translation gains were $11,000 and $2,000 for the years ended December 31, 2007 and 2008, respectively. Foreign currency translation losses were $8,000 for the year ended December 31, 2009. Gains and losses from currency transactions denominated in currencies other than the functional currency are recorded as other income or expense on the consolidated statements of operations. Foreign currency transaction gains were $16,000 for the year ended December 31, 2007. Foreign currency transaction losses were $43,000 and $49,000 for the years ended December 31, 2008 and 2009, respectively.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their respective fair values, due to the short-term nature of these instruments.

The fair values of the revolving line of credit, capital leases, and long-term debt approximate their carrying amounts at December 31, 2008 and 2009.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of three months or less at the time of purchase are considered cash equivalents. Restricted cash currently represents proceeds from long-term debt which is restricted for payment of interest on the debt. Restricted cash is excluded from cash and cash equivalents and is classified as current or non-current based on the period of its intended utilization.

Financial Instruments and Credit Risks

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, accounts receivable and unbilled receivables from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. Although the balances in these accounts exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable and unbilled receivables are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. There were no allowances for credit losses at December 31, 2008 or 2009.

The following is a summary of the Company’s customers that accounted for 10% or more of revenues:

	December 31,
	2008	2009

Johnson & Johnson	11.2%	4.8%

The following is a summary of the Company’s customers that accounted for 10% or more of accounts receivable.

	December 31,
	2008	2009

Merck	8%	16%
Johnson & Johnson	15%	5%
Biophysical Corporation	15%	4%
Eli Lilly Company	5%	12%

Derivatives

A derivative is an instrument whose value is “derived” from an underlying instrument or index such as a future, forward, swap, option contract, or other financial instrument with similar characteristics, including certain derivative instruments embedded in other contracts, or embedded derivatives, and for hedging activities. The Company has entered into foreign currency futures contracts which are intended to reduce the Company’s exposure to currency price fluctuations. These transactions do not meet the requirements to be accounted for as hedges. The Company may engage in other similar complex equity or debt transactions in the future, but not with the intention to enter into derivative instruments. Derivatives and embedded derivatives, if applicable, are measured at fair value and marked to market through earnings, as required by FASB. However, such new and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions, which may impact the level of precision in the financial statements.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life is three to seven years for lab equipment, two to seven years for furniture, fixtures and leasehold improvements, five years for automobiles and three to five years for computer and office equipment. Repairs and maintenance and minor replacements are charged to expense as incurred.

Inventory

Inventories consist of raw reagents and testing kits. Inventories are stated at the lower of cost or market on a first-in, first-out basis through the use of an inventory valuation allowance. In order to assess the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements compared to current or committed inventory levels. Allowance requirements generally increase as the projected demand requirement decreases due to market conditions, technological and product life cycle changes.

Inventory Reserves

The Company evaluates its inventories for excess quantities and obsolescence. Inventories that are considered obsolete are written off. Remaining inventory balances are adjusted to approximate the lower of cost or market value. The valuation of inventories at the lower of cost or market requires the use of estimates as to the amounts of current inventories that will be sold. These estimates are dependent on management’s assessment of current and expected orders from the Company’s customers.

Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records specific provisions for individual accounts when management becomes aware of a customer’s inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company’s estimates of the recoverability of the receivables would be further adjusted. As of December 31, 2008 and 2009, there was no allowance for doubtful accounts. The Company has not provided a general allowance as it has historically had immaterial amounts of write-offs.

Intangible Assets and Other Long-Lived Assets

Intangible assets consist of acquired patents, internally developed technologies and in-process research and development. For internally developed software, costs are capitalized once technological feasibility has been established. Internally developed software is amortized over the estimated beneficial life of the asset. Acquired intangible assets are recorded at fair value and amortized over the shorter of the contractual life or the estimated useful life. The Company made one acquisition in each of the years ending December 31, 2007 and 2009. See Note 5 for further discussion.

Intangible assets are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The Company’s estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the asset. The Company estimates fair value by discounting the projected cash flows expected to be generated by the applicable asset over their remaining useful life.

Goodwill

Goodwill is tested for impairment on an annual basis in accordance with the authoritative guidance for goodwill. Additionally, goodwill is tested in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that are considered include business climate, legal factors, operating performance indicators and competition. Impairment of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and the carrying amount of the goodwill of that reporting unit. If the carrying amount of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause a revision to the estimates and assumptions used in analyzing the value of the goodwill, the revision could result in a non-cash impairment charge that could have a material impact on the financial results.

Debt Issuance Costs

The Company capitalizes all costs related to its issuance of debt and amortizes those costs using the effective interest method over the life of the related debt instruments. Unamortized debt issuance costs were $1.0 million at December 31, 2009 and are included in prepaid expenses and other assets in the consolidated balance sheet. During the year ended December 31, 2009, the Company amortized $0.1 million of debt issuance costs, which were included in interest expense in the consolidated statement of operations.

Comprehensive Income

Comprehensive income consists of net income (loss) and other comprehensive income, which includes certain changes in equity during a period from transactions or other events and circumstances from non-owner sources.

Cumulative foreign currency translation adjustments and unrealized gains and losses from investments, net of taxes, are reported in accumulated other comprehensive income in stockholders’ equity.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection is probable. Such revenue recognition generally occurs as the related service is performed. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

Testing revenues and kit sales are recognized at the time the testing service has been completed and the tests are delivered and accepted by the customer. Kit product and TruCulture tube sales are recognized when the kit and tube, respectively, are shipped to customers.

Research and Development

Research and development costs consist of amounts to expand our existing product offerings and to develop, test and validate molecular diagnostic tests. Such costs include research and development performed by the Company and costs for research and development services performed by consultants. Research and development costs are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were not significant for the years ended December 31, 2007, 2008 and 2009.

Royalties

The Company pays royalties on certain testing services. Royalty costs are included in cost of revenues and were $0.3 million, $0.5 million and $0.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Stock-Based Compensation

The Company follows the authoritative guidance on share-based payments that requires recognition of compensation costs for all share-based payment awards made to employees based upon each award’s estimated grant date fair value. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock option awards. Compensation cost is recognized on a straight-line basis over the respective vesting period of the award.

Prior to the establishment of the 2007 Long Term Incentive Plan, or the 2007 Plan, the Company distributed to its employees limited liability company interests in one of its stockholders, RBM Management Group, as a means of incentivization. The Company computes the grant date fair value of these limited liability company interests and recognizes the related costs ratably over the vesting period, which is typically five years. The Company’s board of directors determined the fair value of these limited liability company interests on the grant date.

The Company recorded stock-based compensation expense of $0.2 million, $0.2 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Income Taxes

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company accounts for income taxes in accordance with the FASB guidance for accounting for income taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In June 2006, FASB issued guidance which supplements the guidance for accounting for income taxes. This guidance defines the confidence level that a tax position must meet in order to be recognized in the financial statements. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

As a result of the implementation of the FASB guidance, the Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to state tax returns for years prior to 1996.

On January 1, 2007, the Company adopted FASB issued guidance that clarifies the accounting for uncertainty in income taxes recognized in financial statements and requires the impact of a tax position to be recognized in the financial statements if that position is more likely than not of being sustained by the taxing authority. The total amount of unrecognized tax benefits as of December 31, 2008 was $43,000.

The recognition of unrecognized tax benefits is as follows (in thousands):

December 31, 2008	$43
Additions based on tax positions related to the current year	7
Decreases based on tax positions related to prior years	—

December 31, 2009	$50

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the year ended December 31, 2009, the Company did not recognize any interest or penalties.

A Texas tax law change relating to taxable margin became effective for the Company’s fiscal year ended December 31, 2007. This tax, as defined under the law, is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. The Texas margin tax is accounted for as an income tax. For the years ended December 31, 2007, 2008 and 2009, the Company recorded state tax expense of $0.1 million, $0.2 million and $0.1 million, respectively.

Earnings Per Share

The Company computes basic earnings per share available to common stockholders using the weighted-average number of common shares outstanding during the reporting period. The Company adjusted diluted earnings per share for the after-tax impact of incremental shares that would be available for issuance upon the assumed exercise of stock options and for the shares that would be issued upon the conversion of the convertible preferred stock.

A reconciliation of the number of the numerator and denominator used in the calculation of basic and diluted earnings per share are as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands, except share and per share data)

Numerator:
Net income attributable to RBM common stockholders	$1,394	$435	$173
Denominator:
Weighted-average common shares outstanding	8,814,989	8,326,512	8,446,838
Basic and diluted net income (loss) per share	$0.16	$0.05	$0.02

The following shares were excluded from the calculation of dilutive earnings per share because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2007	2008	2009

Series A-1 preferred stock	7,485,231	7,485,231	7,485,231
Options to purchase common stock	—	276,000	673,500
Warrants	—	—	200,000

	7,485,231	7,761,231	8,358,731

Recently Issued Accounting Pronouncements

In February 2008, the FASB issued guidance which delays the effective date of adopting guidance for measuring the fair value under GAAP for all non-financial assets and non-financial liabilities, excluding those assets that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company elected a partial deferral of the fair value guidance under the provisions associated with the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment. The Company is currently evaluating the impact of this standard on its financial statements.

In October 2009 FASB issued guidance for fair value measurements and improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The objective of the guidance is to improve these disclosures and improve transparency in financial reporting. The guidance now requires a reporting entity to (1) separately disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (2) present separately information about purchases, sales, issuances and settlements in the reconciliation of fair value measurements. In addition, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for purposes of reporting fair value measurement and the entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the roll-forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its financial statements.

In October 2009, the FASB issued guidance for multiple-deliverable revenue arrangements. This guidance requires an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple-element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. This guidance also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company is currently evaluating the impact of adopting this new provision.

4.	Recently Adopted Accounting Principles

In December 2007, the FASB issued guidance for noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, and for the deconsolidation of a subsidiary. Specifically, this guidance clarifies that noncontrolling interests in a subsidiary should be reported as equity in the consolidated financial statements. The Company has adopted this guidance in the first quarter of 2009 and it did not have a material effect on the Company’s results of operations and financial position.

In December 2007, the FASB issued guidance which impacts the accounting for business combinations. This guidance requires changes in the measurement of the assets and liabilities to a fair value method consistent with the guidance for fair value measurements. The guidance also requires a change in accounting for certain acquisition-related expenses and business adjustments which no longer are considered part of the purchase price. This guidance is effective for fiscal years beginning on or after December 15, 2008 and was adopted by us on January 1, 2009. The adoption of this statement had a material impact on the Company’s consolidated financial statements primarily related to the acquisition of Psynova where $0.1 million of acquisition costs were expensed and a gain on re-measurement of $1.9 million was recognized.

In April 2008, the FASB issued guidance clarifying the determination of the useful life of intangible assets. This guidance amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets. The intent of this guidance is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This guidance was effective for financial statements in the first quarter of 2009. This guidance did not to have a material impact on the Company’s consolidated financial statements, but the potential impact is dependent upon the acquisitions of intangible assets in the future.

In March 2009, the FASB issued guidance clarifying accounting for research and development assets acquired in an asset acquisition. The guidance clarifies that all tangible and intangible research and development assets acquired in an asset acquisition shall be capitalized regardless if the assets have future use and they will be considered indefinite-lived until completion or abandonment of the associated research and development activities. This guidance was adopted January 1, 2009 and had a material impact on the Company’s consolidated financial statements related to the acquisition of Psynova where $16.1 million was capitalized as in-process research and development.

In April 2009, the FASB and the Accounting Principles Board issued guidance about interim disclosures about value of financial instruments that requires an entity to provide disclosures about fair value of financial instruments in interim financial information. The new guidance is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted the new guidance in the quarter ended June 30, 2009. There was no impact on the condensed consolidated financial statements as it relates only to additional disclosures.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard in the quarter ended June 30, 2009 and it did not impact the consolidated financial results. Management has evaluated subsequent events up to the date of its issued financial statements.

In June 2009, FASB issued The FASB Accounting Standards Codification, or the Codification, authorizing the Codification as the sole source for authoritative guidance in accordance with U.S. GAAP. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The position supersedes all accounting standards in U.S. GAAP, aside from guidance issued by the SEC.

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: the quoted price of the identical liability when traded as an asset; quoted prices for similar liabilities or similar liabilities when traded as assets; or another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of authoritative guidance. This statement becomes effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted this statement in the year ended December 31, 2009 and it did not have a material impact on the results of operations.

The FASB issued a standard that established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. This standard does not require assets and liabilities that were previously recorded at cost to be recorded at fair value or for assets and liabilities that are already required to be disclosed at fair value. This standard introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The fair value of the Company’s financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). This standard also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3—unobservable inputs.

The adoption of this standard did not have an effect on the Company’s financial condition or results of operations, but it introduced new disclosures about how the Company values certain assets and liabilities. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of December 31, 2008 and 2009, the Company did not have financial assets or liabilities that would require measurement on a recurring basis. At December 31, 2008 and 2009 all financial assets consisted of cash and cash equivalents at financial institutions in the United States.

5. Business Combinations

Psynova Neurotech Ltd.

In 2008, the Company made an initial investment of 47.9% in Psynova for $4.9 million. On September 18, 2009, the Company obtained a controlling interest, 77.6%, in Psynova by purchasing 21,718,276 Preferred A Ordinary shares from third-party investors in Psynova for $5.5 million in cash. The total investment in Psynova by RBM was $9.8 million, net of the equity in loss of Psynova at the acquisition date.

The purchase price was allocated to the assets acquired based on the fair values at the acquisition date. The intangible assets acquired were valued at $16.1 million. Management estimated the fair values in accordance with accounting guidance for business combinations that became effective January 1, 2009 and utilized the services of third-party valuation consultants. An income-based approach was utilized in determining the $16.1 million value of the intangible assets. The multi-period excess earning methodology was utilized incorporating management’s forecasted results to calculate expected cash flows attributable to the in-process research and development. The discount rate applied to the expected cash flows was derived using the internal rate of return analysis of Psynova, plus a premium to account for the increased riskiness of the in-process research and development above Psynova as an entity.

In connection with the acquisition, the carrying amount of the investment in Psynova prior to obtaining controlling interest was revalued to fair value in the year ended December 31, 2009, resulting in the Company recording a gain on re-measurement of $1.9 million in its consolidated statement of operations. The gain on re-measurement was a result of re-measuring the Company’s original equity investment in Psynova of 47.9% to fair value at the date the Company acquired an additional 29.7%, resulting in a controlling interest of 77.6%. The fair value of the initial investment on the date of obtaining controlling interest was calculated using the option-pricing model.

The financial results of Psynova are included in these financial statements beginning on September 18, 2009, the date on which control was acquired. The Company recognized $0.3 million in revenue and $0.1 million in net loss from Psynova for the year ended December 31, 2009.

An option pricing methodology was used to measure the fair value of the noncontrolling interest of Psynova. The purchase price paid to acquire shares from the third party investors, Porton Capital, Inc. and Porton Capital Technology Funds, was used as the fair value, which represented Level 1 inputs in accordance with FASB guidance for fair value measurements. The option pricing model was used to value 100% of Psynova due to the existence of different equity classes. The noncontrolling interest was calculated by subtracting RBM’s ownership of preferred shares from the 100% fair value of Psynova.

The following are the key inputs that were utilized in the option pricing methodology:

a) The estimated fair value of Series A preferred shares of £0.1550 was derived from RBM’s acquisition of Porton Capital, Inc. and Porton Capital Technology Funds shares.

b) The estimated volatility was determined to be 85% based on historical volatilities of 24 publicly traded companies within the medical diagnostics industry for a period of six months, which is the estimated time to liquidity.

c) The estimated continuously compounded interest rate was calculated to be 0.21% based on calculating the continuously compounded equivalent of the six-month Treasury bill as of September 2009.

d) The estimated time to liquidity of six months was based on management’s estimate regarding the duration until a liquidity event for a hypothetical market participant.

The acquisition of Psynova resulted in a step-up to $16.1 million in the cost basis of the intangible assets as compared to their fair value at the date of acquisition. The difference between the $16.1 million balance of the intangible assets acquired and the deductible tax basis and net operating loss carryforwards available at Psynova based on United Kingdom taxes was approximately $10.8 million. As a result of the differences in the financial reporting and tax basis at Psynova, the Company has established a deferred tax liability of $3.0 million based on the 28% corporate tax rate payable in the United Kingdom.

The purchase price was allocated as follows (in thousands):

Current assets	$1,638
Property and equipment	9
Intangible assets	16,124

Total assets	17,771

Current liabilities	723
Deferred tax liability	3,031

Total liabilities assumed	3,754

Net assets acquired	$14,017

Less: Fair value of non-controlling interest	2,314
Fair value of controlling interest	$11,703

Less: Carrying amount of investment in Psynova	9,756

Gain on re-measurement	$1,947

Experimentelle und Diagnostiche Immunologic GmbH

On September 30, 2007, the Company acquired the capital stock of Experimentelle und Diagnostiche Immunologic GmbH, or EDI, for a purchase price of €0.7 million or approximately $1.0 million. The purchase price was comprised of three components: (a) a payment of €0.3 million upon the closing; (b) €0.3 million payable on the one-year anniversary of the closing of the transaction; and (c) 250,000 shares of Class B limited liability company interests of RBM Management Group, LLC upon closing in lieu of €0.2 million in cash. The overall purchase price was $2.4 million which included the put option obligation, taxes paid on behalf of the seller and acquisition costs. The purchase price was allocated to the assets acquired based on estimated fair value at the date of acquisition. The value of the intangible asset acquired was derived from the present value of estimated royalties saved. The goodwill represents the excess of the purchase price over the aggregate fair value of the net identifiable assets acquired. The Company acquired EDI due to the immediate availability of product offerings that complemented the Company’s existing products.

The purchase price was allocated as follows (in thousands):

Current assets	$454
Property and equipment	48
Intangible assets	1,045
Other assets	83

Total assets	1,630

Current liabilities	$458
Deferred income	108
Deferred tax liability	387
Notes payable	42

Total liabilities assumed	995

Net assets acquired	$635

Cash paid	356
Purchase price payable	356
Acquisition costs	187
Put obligation issued	1,250
Taxes paid on behalf of the seller	282

Cost of acquisition	$2,431

Goodwill	$1,796

The operations of EDI have been included in the operations of the Company since October 1, 2007. In 2007, pursuant to the EDI purchase agreement, the Company provided the selling shareholder of EDI an option to put its 250,000 Class B limited liability company interests of RBM Management Group, LLC back to the Company at $5.00 per share on the third anniversary of the transaction. As a result, the Company credited $1.25 million as a put obligation payable since the Company guaranteed the payment of this contingent obligation.

Unaudited Pro Forma Results of Operations for Business Combinations

The following table presents the unaudited pro forma results of operations for the years ended December 31, 2007, 2008 and 2009 as if the acquisitions had occurred at the beginning of each period presented. The pro forma financial information is for comparative purposes only and it is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of each period presented or of future results.

The following results are in thousands, except per share data.

	December 31,	EDI Pro Forma	December 31,
	2007 as Reported	Adjustments	2007 Pro Forma
		(In thousands, except per share data)
		(unaudited)

Pro forma revenues	$13,037	$329	$13,366
Pro forma net income (loss) attributable to RBM common stockholders	$1,394	$(126)	$1,268
Pro Forma net income per share attributable to RBM common stockholders:
Basic and diluted	$0.16		$0.14

In the year ended December 31, 2007, the pro forma adjustments for the EDI transaction included the addition of revenues and costs for the EDI operations from January 1, 2007 through September 30, 2007.

	December 31, 2008	Psynova Pro Forma	December 31, 2008
	as Reported	Adjustments	Pro Forma
		(In thousands, except per share data)
		(unaudited)

Pro forma revenues	$21,669	$(868)	$20,801
Pro forma net income (loss) attributable to RBM common stockholders	$435	$(1,941)	$(1,506)
Pro Forma net income (loss) per share attributable to RBM common stockholders:
Basic and diluted	$0.05		$(0.18)

	December 31, 2009	Psynova Pro Forma	December 31, 2009
	as Reported	Adjustments	Pro Forma
		(In thousands, except per share data)
		(unaudited)

Pro forma revenues	$24,641	$(1,168)	$23,473
Pro forma net income (loss) attributable to RBM common stockholders	$173	$(1,428)	$(1,255)
Pro Forma net income (loss) per share attributable to RBM common stockholders:
Basic and diluted	$0.02		$(0.15)

In the year ended December 31, 2008, the pro forma adjustments for Psynova included the elimination of intercompany revenues and costs, the elimination of interest earned on amounts loaned to Psynova, interest expense assuming $5.0 million of subordinated debt was acquired on January 1, 2008, a 28% tax benefit on the loss from RBM’s equity interest in Psynova and a 34% tax benefit on the interest expense. In the year ended December 31, 2009, the pro forma adjustments for Psynova included the elimination of intercompany revenues and costs, interest expense assuming $5.0 million of subordinated debt was acquired on January 1, 2008, a 28% tax benefit on the loss from RBM’s equity interest in Psynova and a 34% tax benefit on the interest expense.

6.	Goodwill and Other Intangible Assets

Goodwill

At December 31, 2008 and 2009, the Company had goodwill in the amount of $4.9 million. Goodwill is comprised of $3.0 million from the acquisition of Rules-Based Medicine from Luminex in September 2002, $0.1 million from the acquisition of Multiplex Biosciences, Inc. in October 2006 and $1.8 million from the acquisition of EDI in September 2007.

Other Intangible Assets

Intangible assets consisted of the following at December 31, 2008 and 2009 (in thousands):

	December 31, 2008			December 31, 2009
	Gross Carrying	Accumulated		Gross Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net

Developed technologies	$465	$152	$313	$1,646	$250	$1,396
Purchased assay licenses	1,660	199	1,461	1,660	364	1,296
Patents and trademarks	1,045	116	929	1,060	202	858
In-process research and development	—	—	—	16,124	—	16,124

Total	$3,170	$467	$2,703	$20,490	$816	$19,674

Developed technologies in the amount of $0.5 million were placed in service in 2004 and 2006 and will be amortized over a life of 15 years. Purchased assay licenses in the amount of $1.7 million were acquired from Luminex in 2007 and 2008 and are being amortized over a life of 10 years. Patents in the amount of $1.0 million were acquired in the acquisition of EDI in 2007 and are being amortized over a life of 12 years.

The Company capitalized $1.2 million of costs associated with developed technologies in the year ended December 31, 2009, of which $0.6 million was placed in service during the year ended December 31, 2009. The remaining $0.6 million will be placed in service in the three months ending March 31, 2010 for a life of five years.

In-process research and development of $16.1 million was acquired in the business combination of Psynova and is an indefinite-lived asset, which is not amortized. It will remain an indefinite-lived asset until the completion or abandonment of the research and development efforts.

The aggregate intangible asset amortization expense is as follows (in thousands):

2010	528
2011	539
2012	539
2013	539
2014	481
Thereafter	924

Total	$3,550

Amortization expense was $0.1 million, $0.3 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

7.	Property and Equipment

Property and equipment consisted of the following at December 31, 2008 and 2009 (in thousands):

	December 31,
	2008	2009

Lab equipment	$2,053	$2,780
Office and computer equipment	825	1,447
Automobile	41	41
Leasehold improvements	532	579

	3,451	4,847
Less: accumulated depreciation	(1,352)	(2,081)

Property and equipment, net	$2,099	$2,766

Depreciation expense was $0.4 million, $0.4 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Equipment recorded under capital leases was $0.2 million, with accumulated amortization of $0.1 million, for the year ended December 31, 2009. There were no capital leases prior to January 1, 2009.

8.	Investments in Unconsolidated Subsidiaries

Investments as of December 31, 2008 and 2009 consisted of the following (in thousands):

	December 31,
	2008	2009

Satoris Series B preferred stock	$470	$1,669
Psynova Preferred A Ordinary Shares	5,276	—

	$5,746	$1,669

Satoris, Inc.

In June 2007, the Company entered into a services agreement with Satoris, Inc., or Satoris, a development-stage company. Under this agreement, the Company provided services to Satoris including assay development and validation and biomarker pattern validation. Payment of such services was made in cash and the issuance of 1,270,270 shares of Satoris Series B preferred stock representing $0.5 million in value. The Company was also issued warrants to purchase 254,054 shares of Series A preferred stock. The Company assigned no value to the warrants.

In March 2009, RBM entered into a letter of intent with Satoris to convert a $0.4 million accounts receivable balance into a $0.4 million promissory note. In addition, Satoris issued to the Company an additional 3,239,189 shares of Series B preferred stock valued at $1.2 million in exchange for its involvement in certain testing services to be conducted between RBM and a third party. To the extent an agreement is not entered into between RBM and the third-party, Satoris will be reimbursed for certain amounts reimbursed by the third-party to RBM, up to the issue amount of $1.2 million, either in cash or shares of Series B preferred stock. Pursuant to the letter of intent, in December 2009, RBM amended its 2007 agreement with Satoris gaining clarity on field of use and extending exclusive testing service provisions with Satoris to five years.

The total investment in Satoris is less than 12% and as such has been accounted for using the cost method.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized $0.8 million, $0.2 million and $1.3 million, respectively, of revenue related to the services agreement with Satoris. The Company recognized $1.2 million in testing services for the year ended December 31, 2009 related to the receipt of 3,239,189 Series B preferred stock mentioned above.

Psynova Neurotech Ltd.

In May 2008, the Company entered into a co-development and commercialization agreement with Psynova. Under the agreement, Psynova agreed to provide material to the Company for the purposes of conducting a research and development project. The parties will collaborate in the development, validation, obtaining of regulatory approval, manufacturing and marketing of diagnostic immunoassays for schizophrenia arising from the research and development project.

Pursuant to the initial terms, the Company may make an investment of up to £2.7 million in Psynova by providing loans or subscribing for shares in the capital of Psynova.

In 2008, the Company loaned Psynova £0.7 million, or $1.4 million, in cash and provided a credit toward its MAP testing services of £0.5 million, or $1.0 million. Interest on the outstanding amount of the loan drawn by Psynova accrued at 8% per annum on a monthly basis and was added to principal. In addition, Psynova granted the Company the right to purchase 19,562,716 Preferred A Ordinary Shares at £0.0869, or $0.13, per share. The Company also granted Psynova the right to require the Company to purchase an additional 19,562,716 Preferred A Ordinary Shares if the milestones specified in the agreement occurred on or before December 31, 2008.

On November 21, 2008, Psynova achieved certain clinical accuracy milestones triggering the conversion of the outstanding loan, accrued interest, and credit for testing services with the Company into 15,558,003 Preferred A Ordinary Shares for $2.4 million. In addition, Psynova exercised its right to require the Company to purchase an additional 19,562,716 shares, which the Company paid for with £0.9 million, or $1.3 million, in cash in November 2008 and £0.9 million, or $1.2 million, in credit toward future services in December 2008. At November 21, 2008, the Company had invested a total of £3.0 million, or $4.9 million, in Psynova equity interests and owned 47.9% of the outstanding stock of Psynova. The investment was accounted for using the equity method beginning on December 1, 2008.

On September 18, 2009, the Company purchased an additional stake of 21,718,276 shares of Preferred A Ordinary Shares in Psynova pursuant to a share purchase agreement among third-party investors in Psynova and RBM for $5.5 million, bringing RBM’s total investment in Psynova to $9.8 million, or 77.6%, net of its equity in the loss of Psynova. To acquire this controlling interest in Psynova, the Company issued subordinated debt in the face amount of $5.0 million. See Note 5 for further discussion.

During the years ended December 31, 2007, 2008 and 2009, the Company recognized $47,000, $0.9 million and $1.5 million, respectively, of revenue related to the services agreement with Psynova.

9.	Line of Credit and Long-Term Debt

On August 10, 2009, the Company entered into a revolving line of credit with BBVA Compass Bank, or Compass, for up to $9.0 million. The monthly interest is calculated at the lesser of (i) the Compass Bank prime rate plus 0.375% and (ii) the maximum rate which is the greater of the highest rate allowed per law and the highest rate allowed in the Texas Finance Code; the interest rate can never be less than 4% per year. The line of credit also bears a 0.25% quarterly fee for any unused portion of the line of credit. Interest is due and payable monthly beginning one month after the loan date. Although monthly principal payments are not required, any unpaid principal balance is due and payable on the maturity date, which is August 10, 2011. Substantially all of the Company’s assets have been pledged to secure the line of credit.

The balance drawn on the line was $3.5 million at December 31, 2009. The amount available to borrow at December 31, 2009 was $2.8 million. The maximum amount available to borrow on the line of credit is determined to be the sum of 85% of the Company’s eligible accounts receivable from domestic and Canadian accounts receivable, 90% of the Company’s eligible accounts receivable from international and foreign accounts receivable covered by receivable insurance, 70% of the Company’s eligible accounts receivable from international and foreign accounts receivable of a domestic public company not covered by receivable insurance not to exceed $0.5 million and 50% of the Company’s eligible accounts receivable from international and foreign accounts receivable not covered by receivable insurance not to exceed $0.5 million and 60% of the value of eligible inventory provided that the outstanding principal balance of all advances against eligible inventory shall not at any time exceed the lesser of 150% of the Company’s eligible accounts receivable or $4.5 million.

The terms of the agreement require the Company to provide certain customary covenants for a credit agreement, including certain financial covenants. The financial covenants require a minimum tangible net worth of $6.5 million on a quarterly basis, pro-forma debt service coverage not less than 1.35 to 1 on a rolling quarterly basis and not less than 1.5 to 1 on a quarterly basis during the quarter ended March 31, 2010 and a fixed charge coverage ratio of at least 1.5 to 1 on a rolling quarterly basis. The Company was in compliance with all covenants as of December 31, 2009.

On September 17, 2009, the Company entered into a Loan and Security Agreement for subordinated debt with Heartland Community Bank, or Heartland, for $5.0 million in connection with our acquisition of an additional stake of 21,718,276 Preferred A Ordinary Shares in Psynova. The subordinated debt is secured by the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC in the Company. The debt bears interest at a fixed rate of 8% per annum. Quarterly interest payments of $0.1 million are due beginning on December 17, 2009. The first draw on the debt included $0.6 million that was deposited into an escrow account with the bank from which the quarterly interest payments will be made.

On December 31, 2009, the Company amended its Loan and Security Agreement with Heartland to increase the subordinated debt to $10.0 million to fund the launch of our VeriPsych test and to support general working capital needs. The additional $5.0 million of subordinated debt bears interest at a fixed rate of 8.00% per annum and matures on September 17, 2011. The additional subordinated debt is secured by the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC in the Company. Quarterly interest payments of $0.1 million are due beginning on March 17, 2010. The first draw on the debt included $0.5 million that was deposited into an escrow account with the bank from which the quarterly interest payments will be made.

The outstanding balance in the escrow account of $1.0 million at December 31, 2009 was included in restricted cash on the consolidated balance sheet. Full payment of the accrued interest and unpaid principal balance will be due on the termination date of September 17, 2011.

Under the line of credit agreement with Compass, the Company will be deemed in default of the agreement if the Company defaults on its subordinated debt agreement with Heartland or if there is a foreclosure on the pledge of the equity ownership interest of RBM Holdings, LLC and RBM Management Group, LLC. Under the Heartland subordinated debt agreement, the Company may be deemed in default of the agreement if the Company defaults on its line of credit agreement with Compass. Heartland has agreed not to assert, collect, or enforce all, or any part of, the amounts due from the Company under the subordinated loan agreement without prior written consent of Compass.

On August 13, 2008, the Company entered into a promissory note for $0.3 million with Stillwater National Bank and Trust Company. The promissory note is secured by specific lab and office equipment. Monthly principal and interest payments are payable over a 60-month term beginning on December 18, 2008. Advances under the note incur interest at 6% per annum.

On March 6, 2008, the Company entered into a promissory note for $0.3 million with Stillwater National Bank and Trust Company. The promissory note is secured by specific lab and office equipment. Monthly principal and interest payments are payable over a 60-month term through March 6, 2013 and bears interest at 7% per annum.

In September 2007, the Company assumed notes payable upon its acquisition of EDI. The note is unsecured and is due on demand. This note, in the amount of $53,000, was paid in full during the year ended December 31, 2009.

In October 2006, the Company assumed the $0.2 million note payable upon its acquisition of Multiplex Biosciences, Inc. The note is unsecured, is payable in monthly installments through August 14, 2011 and bears interest at 4% per annum.

The following table outlines the principal balance of the long-term debt by agreement (in thousands):

	December 31,
	2008	2009

Heartland subordinated debt	$—	$9,813
Revolving line of credit	—	3,482
August 13, 2008 promissory note	317	260
March 6, 2008 promissory note	234	185
Note payable assumed in EDI acquisition	24	—
Note payable assumed in Multiplex Biosciences acquisition	91	56

Total debt	666	13,796

Current portion	160	145

Total debt less current portion	$506	$13,651

In connection with the subordinated debt financing, the Company issued debt at a discount. As a result of these contract provisions, the subordinated debt balance at issuance was adjusted as follows (in thousands):

Notional balance of subordinated note at issuance	$10,000
Adjustments:	—
Discount for loan fees paid on subordinated note	(202)

Subordinated note balance, net of unamortized discount	$9,798

The subordinated debt balance on the consolidated balance sheet as of December 31, 2009 is comprised of the following (in thousands):

Notional balance of subordinated debt at December 31, 2009	$10,000
Adjustments:	—
Unamortized discount	(187)

Subordinated debt balance, net of unamortized discount at December 31, 2009	$9,813

Future minimum principal payments under the long-term debt are as follows (in thousands):

Annual
Payment
Amounts

Years Ending December 31,
2010	722
2011	10,390
2012	3,621
2013	82

Total minimum payments	$14,815
Less: interest portion	1,019

Present value of net minimum payments	13,796
Less: current portion of obligations	145

Long-term obligations	$13,651

10.	Stockholders’ Equity and Stock-Based Compensation

Common Stock and Preferred Stock

As of December 31, 2008 and 2009, there were 8,446,838 shares of common stock outstanding.

On May 6, 2008, the Company sold 337,838 shares of restricted common stock to a board member for $1.0 million in cash. The terms of this common stock transaction allow the Company to repurchase the unvested portion of the stock at the price paid plus an 8% per annum yield. These shares of common stock vest over a three-year period, with one-third vesting each year, and there is no right to require the Company to repurchase the shares. At the same time, our principal preferred stockholder sold 143,943 shares of Series A-1 preferred stock to the board member at a purchase price of $3.4736 per share for aggregate consideration totaling $0.5 million.

In connection with its initial capitalization, the Company authorized and issued 990,000 shares of Series A preferred stock with a par value of $0.001 on August 1, 2002. During the year ended December 31, 2007, the Company paid $1.6 million in Series A preferred stock dividends. In 2007, the Company redeemed all of the outstanding Series A preferred stock for $4.4 million or $4.475 per share.

On October 12, 2007, the Company raised $25.0 million through an issuance of 7,485,231 shares of Series A-1 preferred stock. The net proceeds were $23.4 million after issuance costs. The Series A-1 preferred stockholders have voting rights equal to the number of common shares the Series A-1 preferred stock are convertible into. The Series A-1 are convertible at a future date which is the earlier of a qualified financing or October 12, 2012 at a conversion rate based upon certain performance targets, subject to certain anti-dilution adjustments. Dividends are payable to the Series A-1 stockholders at an annual rate of 8% beginning two years after issuance. At December 31, 2009, there were $0.4 million of accrued and unpaid dividends. As required by SEC guidance, the Company has imputed preferred stock dividends and amortization of stock issuance costs of $0.4 million, $1.4 million, and $1.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, Series A-1 preferred stock has liquidation preferences whereas the first $25.0 million in liquidation proceeds will go to the Series A-1 preferred stockholders. Any liquidation proceeds between $25.0 million and $50.0 million will go to the common stockholders. All liquidation proceeds in excess of $50.0 million will be split approximately 35% to 45% to the Series A-1 preferred stockholders and the remainder to the common stockholders.

The Series A-1 preferred stock has a contingent conversion ratio which is based on the determined liquidation value of the Company on the date of conversion. The Series A-1 preferred stock is convertible into shares of common stock between a range of 5,450,000 and 7,485,231 shares. There is no beneficial conversion feature based on the contingent conversion ratio.

The Series A-1 preferred stock provides for a payment of $0.4 million in the event the Company pays the $1.25 million put option granted in the EDI purchase (see below for more details).

Preferred Stock Classification

FASB establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.

A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.

A holder of the Series A-1 preferred stock has the right to require the Company to redeem the preferred stock if the Company defaults on the payment of dividends. Under FASB standards, the Company’s Series A-1 preferred stock is not considered mandatorily redeemable. However, SEC reporting requirements provide that any possible redemption outside of the control of the Company requires the preferred stock to be classified outside of permanent equity. Pursuant to the Investors’ Rights Agreement dated October 12, 2007 by and among the Company and certain investors, or the Investors’ Rights Agreement, upon a change of control in connection with the sale of shares of the Company’s Series A-1 preferred stock, the Series A-1 preferred stockholders can participate in a pro rata share of any cash or non cash proceeds obtained.

The following shares of common stock are reserved for future issuance at December 31, 2008:

Conversion of Series A-1 preferred stock	7,485,231
Warrants outstanding	—
Stock option plan:
Issued and outstanding	276,000
Available for grant	544,749

8,305,980

The following shares of common stock are reserved for future issuance at December 31, 2009:

Conversion of Series A-1 preferred stock	7,485,231
Warrants outstanding	200,000
Stock option plan:
Issued and outstanding	673,500
Available for grant	147,249

8,505,980

Put Option

On September 24, 2007, the Company entered into a put option as part of its acquisition of EDI. The Company provided the selling shareholder an option to put his 250,000 limited liability company interests in RBM Management Group, LLC at $5.00 per share at a date three years from the acquisition date of EDI. The Company has guaranteed the payment of this contingent obligation. As such, the full value of the put option of $1.25 million has been recorded as a liability and included in the acquisition costs of EDI. The full value of the put option has been classified in current liabilities at December 31, 2009.

Stock Options

The 2007 Plan was adopted by RBM’s board of directors. Options granted under the 2007 Plan are not generally transferable by the optionee and each option is exercisable during the lifetime of the option only by such optionee. The exercise price of incentive stock options granted under the 2007 Plan must be at least equal to the fair market value of the shares on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company’s outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date.

Prior to the adoption of the 2007 Plan, the Company provided limited liability company interests in RBM Management Group, LLC to its employees in lieu of stock options. RBM Management Group, LLC holds 4,514,010 shares of common stock in the Company. A majority of the limited issued liability company interests vest 20% on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 48 months, subject to continued service through each applicable date. The expense related to these interests is treated as a capital contribution and recorded as such in the consolidated statements of stockholders’ equity. The Company adopted the FASB accounting guidance for share-based compensation expense beginning on January 1, 2006 using the modified prospective approach for these awards.

The standard form of option agreement under the 2007 Plan provides that 20% of the options pursuant to a grant will vest on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 48 months, subject to continued service through each applicable date.

The total stock-based compensation expense was $0.2 million $0.2 million and $0.3 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Total unrecognized stock-based compensation expense related to unvested stock options and limited liability company interests in RBM Management Group, LLC. subject to recognition in future periods, was $0.8 million and $1.0 million at December 31, 2008 and 2009, respectively. This expense is expected to be recognized over the weighted-average periods of 4.57 and 5.13 years at December 31, 2008 and 2009, respectively.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows:

	December 31,
	2008	2009

Weighted-average fair value of stock options granted	$1.36	$3.41
Volatility factor	60%	65-73%
Risk-free interest rate	2.71-4.47%	1.68-3.33%
Dividend yield	0%	0%
Expected life of options	6	6

Fair value of stock options granted—Due to the absence of an active market for the Company’s common stock, the board of directors was required to determine the fair value of the common stock for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining fair value, Company management considered both quantitative and qualitative factors including the rights, preferences and liquidity of the Company’s preferred and common stock, current and projected operating and financial performance, the status of new product development and financial market conditions.

As the Company’s common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net income and net income per share could have been significantly different.

Volatility—As the Company is not publicly traded and therefore has no trading history, stock price volatility was estimated by taking a blend of historical volatility of industry peers of a similar size whose shares are publicly traded.

Risk-free interest rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock option grants.

Dividend Yield—The assumed dividend yield was based on the Company’s expectation that no dividends will be paid in the foreseeable future.

Expected life of options —The expected life was calculated using the “simplified method” allowed under current accounting guidance. This method calculates the midpoint between the vesting date and contractual termination date since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

The fair value of the RBM Management Group, LLC limited liability company interests granted was determined to be $0.85 per share in 2006 and 2007. There were no shares issued after December 31, 2007.

The following table summarizes the stock option activity under the 2007 Plan:

	Shares		Weighted Average
	Available for Grant	Number of Shares	Exercise Price

Balance at December 31, 2007	820,749	—	—
Options granted	(301,000)	301,000	$2.85
Options exercised	—	—	—
Options canceled	25,000	(25,000)	2.85

Balance at December 31, 2008	544,749	276,000	$2.85
Options granted	(453,500)	453,500	3.96
Options exercised	—	—	—
Options canceled	56,000	(56,000)	2.85

Balance at December 31, 2009	147,249	673,500	$3.60

The following summarizes information concerning outstanding and exercisable options as of December 31, 2008:

	Options Outstanding			Options Exercisable
Weighted Average
	Number	Remaining Contractual	Weighted Average	Number	Weighted Average
Exercise Price	Outstanding	Life in Years	Exercise Price	Exercisable	Exercise Price

$2.85	276,000	9.24	$2.85	276,000	2.85

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2009:

	Options Outstanding			Options Exercisable
		Weighted Average
	Number	Remaining Contractual	Weighted Average	Number	Weighted Average
Exercise Price	Outstanding	Life in Years	Exercise Price	Exercisable	Exercise Price

$2.85	553,500	8.76	$2.85	553,500	$2.85
$7.04	120,000	9.84	7.04	120,000	7.04

Total	673,500	8.95	$3.60	673,500	$3.60

The 2007 Plan contains a provision for early exercise of option grants. At December 31, 2008 and 2009 the total options vested were 2,875 and 93,075, respectively. The aggregate intrinsic value of options vested and expected to vest was zero at December 31, 2008 and $2.3 million at December 31, 2009.

Warrants

In September 2009, a warrant to purchase 100,000 shares of common stock at an exercise price of $9.00 per share was issued in conjunction with the Company’s subordinated debt financing. The warrant was issued to the broker who arranged the financing in September 2009. The warrant expires on September 1, 2014.

In December 2009, warrants to purchase 100,000 shares of common stock at an exercise price of $9.00 per share were issued to affiliates of the broker in conjunction with the Company’s amendment to the subordinated debt financing. The warrants expire on September 1, 2014.

The Company calculated the fair value of the warrants issued with the subordinated debt financing using the Black-Scholes valuation method. The amount assigned to the warrants is allocated to this financial instrument based on its relative fair value. The fair value of the warrants is included in debt issuance costs and is being amortized as interest expense from the date of issuance to the date of maturity.

11.	Defined Contribution Plan

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a percentage of their annual compensation as defined in the 2007 Plan. The 2007 Plan is funded through employee contributions. The Company’s only expenses relating to the 2007 Plan are administrative costs, which are not significant.

12.	Commitments and Contingencies

Leases

The Company has non-cancelable operating leases for office space, testing equipment and office equipment. At December 31, 2009, future minimum lease payments for non-cancelable operating leases were as follows (in thousands):

2010	$313
2011	260
2012	110

Total minimum payments	$683

Rent expense for the years ended December 31, 2007, 2008 and 2009 was $0.3 million, $0.5 million and $0.6 million, respectively.

Luminex Settlement

The Company and Luminex entered into a Settlement, Release, and Confidentiality Agreement on March 30, 2007 to settle claims and litigation between the Company and Luminex. In consideration for the release of all claims, the Company and Luminex agreed to the following:

1. Payment to Luminex of $12.5 million, which represents redemption of the preferred stock and accumulated dividends owned by Luminex, purchase of additional Luminex licenses, and repurchase of the common stock owned by Luminex.

2. Execution of an amendment to the Development and Supply Agreement between the Company and Luminex.

The payment of the $12.5 million was made in October 2007. The Amended Development and Supply Agreement added sixteen diagnostic fields to allow RBM’s commercialization of new products and services.

The payment of the $12.5 million was recorded as follows (in thousands):

Item	Amount

Redemption of Series A preferred stock	$4,430
Dividend paid on Series A preferred stock	1,425
Repurchase of common stock	5,145
Purchase of Luminex assay licenses	1,500

$12,500

In accordance with FASB accounting guidance for treasury stock, the Company made an allocation of the repurchase price to the stated and unstated consideration in addition to the common stock. The excess of the repurchase price over the fair value assigned to other components has been assigned to the repurchase of the common stock.

Psynova Commercialization Agreement

The Company and Psynova entered into a Co-Development and Commercialization Agreement in which the Company has agreed to undertake the commercialization of a diagnostic test. The commercialization of this diagnostic test will require a future financial commitment.

13.	Accrued Expenses and Other Current Liabilities

	December 31,
	2008	2009

Accrued IPO costs	$—	$650
Accrued bonus	610	726
Accrued salaries	313	445
Put liability	—	1,250
Other	622	1,229

	$1,545	$4,300

14.	Income Taxes

Income (loss) from continuing operations and before provision for income taxes for the years ended December 31, 2007, 2008 and 2009 is comprised of the following (in thousands):

	December 31,
	2007	2008	2009

Domestic	$2,365	$3,202	$2,375
Foreign	60	(108)	13

	$2,425	$3,094	$2,388

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows (in thousands):

	December 31,
	2007	2008	2009

Taxes computed at federal statutory rate	$825	$1,052	$812
Increases in taxes resulting from:
State taxes, net of federal benefit	73	120	66
Stock Based compensation	60	60	86
Investment in Psynova	—	—	(323)
Other non-deductible expenses	10	9	61
Change in valuation allowance	(250)	—	—
Research and development credit	(270)	(151)	(105)
Other	(15)	128	111

Total	$433	$1,218	$708

As of December 31, 2008 and 2009, the Company had federal research and development credit carryforwards of zero and $0.1 million, respectively. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows (in thousands):

	December 31,
	2008	2009

Deferred tax assets:
Inventory reserve	$102	$102
Deferred compensation	52	247
Tax credit carryforwards	—	—

Total deferred tax assets	154	349

Deferred tax liabilities;
Goodwill	(452)	(517)
Intangibles	(169)	(25)
Depreciation	(276)	(426)
EDI Intangible	(318)	(294)
Other	(26)	(129)
Psynova intangibles	—	(3,031)

Total deferred tax liabilities	(1,241)	(4,422)

Valuation allowance	—	—
Net deferred tax liability	$(1,087)	$(4,073)

15.	Geographic Information

Distribution of revenues by country is as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009

Revenue by country:
United States	$9,237	$14,608	$16,767
United Kingdom	661	1,532	2,009
Switzerland	966	412	511
Japan	317	385	1,041
All other countries	1,856	4,732	4,313

	$13,037	$21,669	$24,641

16.	Related Party Transactions

The Company’s chairman of the board of directors is an owner and director of The Biophysical Corporation, or Biophysical. Biophysical has purchased testing services from the Company totaling $0.5 million, $0.8 million, and $0.5 million for the years ended December 31, 2007, 2008 and 2009, respectively. Accounts receivable due from Biophysical were $0.6 million and $0.2 million as of December 31, 2008 and 2009, respectively.

RBM Management Group, LLC is owned by officers and employees of the Company and owns 4,514,010 shares of the Company’s common stock.

RBM Holdings, LLC is owned by officers of the Company and owns 3,594,990 shares of the Company’s common stock.

The Company’s investment in Satoris is accounted for as a cost method investment. The Company has recorded

$0.8 million, $0.2 million and $1.3 million in revenue from Satoris for the years ended December 31, 2007, 2008 and 2009, respectively. Accounts receivable due from Satoris were $0.4 million and $0.4 million as of December 31, 2008 and 2009, respectively.

Psynova is a consolidated subsidiary of the Company. Prior to September 18, 2009, Psynova was accounted for as an equity method investment. The Company recorded revenues of $47,000, $0.9 million and $1.4 million from Psynova for the years ended December 31, 2007, 2008 and 2009, respectively, prior to the date of consolidation.

17.	Subsequent Events

On March 5, 2010, the Company entered into agreements with the remaining shareholders of Psynova to purchase all of the noncontrolling interest of Pysnova. The payments will be made in cash and restricted stock for a total of £4.7 million. The payments will be made in two tranches with the first tranche in the amount of £3.7 million due on the Closing date, which is no later than 30 days following the consummation of the initial public offering or another date designated by the Company. The second tranche in the amount of £1.0 million is payable on or before the later of the initial public offering date or 30 days following the first commercial sale of a diagnostic test capable of distinguishing among patients with schizophrenia, bipolar disorder and major depression disorder.

The Company has evaluated and disclosed subsequent events through March 12, 2010, the date of issuance of the financial statements, and is not aware of any other subsequent event that would have a material impact on the accompanying financial statements.

18.	Subsequent Events (unaudited)

On March 23, 2010, the Company entered into a Fourth Amendment to Lease Agreement with CFO2 Austin, LLC to expand its office space. Beginning on March 1, 2010, the Company will assume 1,282 square feet of office space and on July 1, 2010, the Company will assume an additional 19,147 square feet of office space. In addition, the lease term has been extended to June 30, 2015. The total lease payments over the term of the lease are $2.8 million.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Psynova Neurotech Limited:

We have audited the accompanying balance sheet of Psynova Neurotech Limited (the “Company”) as of August 31, 2009 and the related statements of operations, stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Psynova Neurotech Limited as of August 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The statement of operations, stockholders’ equity and cash flows for the period from Inception (August 1, 2005) to August 31, 2009 are unaudited. This information has been included because the Company is a development-stage company as of August 31, 2009. The accumulated deficit during the development stage for the period from date of inception to August 31, 2009 is £4,053,000.

As discussed in note 1, on September 18, 2009, Rules Based Medicine, Inc. became the controlling shareholder of the Company.

/s/  PMB Helin Donovan, LLP

Austin, TX

December 18, 2009

Psynova Neurotech Limited
(A Development-Stage Company)

Balance Sheet
As of August 31, 2009

		In US Dollars
		(Converted at End
		of Period
	In GB Pounds	Exchange Rate)
	(In thousands, except share
	and per share amounts)
		(1 £ = $1.6275)

Assets
Current assets:
Cash and cash equivalents	£631	$1,027
Accounts receivable	265	431
Prepaid expenses and other assets	142	230
Total current assets	1,038	1,688
Intangible assets, net	9	15
Property and equipment, net	5	9

Total assets	£1,052	$1,712

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	£123	$201
Accrued expenses and other current liabilities	97	158
Deferred revenue	237	386

Total current liabilities	457	745
Stockholders’ equity:
Preferred A Ordinary shares: £0.0001 par values: 61,500,000 shares authorized; 60,354,111 shares issued and outstanding	6	9
Ordinary shares; £0.0001 par value; 17,000,000 shares authorized; 12,903,000 shares issued and outstanding	1	2
Additional paid-in capital	4,641	7,553
Accumulated deficit	(4,053)	(6,597)

Total stockholders’ equity	595	967

Total liabilities and stockholders’ equity	£1,052	$1,712

See accompanying notes.

Psynova Neurotech Limited
(A Development-Stage Company)

Statements of Operations

		For the Year Ended
		August 31, 2009	From Inception
		In US Dollars	(August 1, 2005)
	For the Year Ended	(Converted at End	to
	August 31, 2009	of Period	August 31, 2009
	In GB Pounds	Exchange Rate)	(In GB Pounds)
	(In thousands)
		(1 £ =$1.6275)	(unaudited)

Revenues	£120	$196	$120
Operating expenses:
Research and development	1,834	2,985	3,877
General and administrative	145	236	561

Total operating expenses	1,979	3,221	4,438

Loss from operations	(1,859)	(3,025)	(4,318)
Interest and other income	7	11	35
Interest and other expense	(43)	(71)	(43)

Loss before income taxes	(1,895)	(3,085)	(4,326)
Benefit for taxes	114	186	273

Net loss	£(1,781)	$(2,899)	£ (4,053)

See accompanying notes.

Psynova Neurotech Limited
(A Development-Stage Company)

Statements of Stockholders’ Equity
For the Year Ended August 31, 2009 and for the Period from Inception (August 1, 2005) through
August 31, 2009

	Preferred A				Additional		Total
	Ordinary Shares		Ordinary Shares		Paid-in	Accumulated	Stockholders’
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Equity
	(unaudited)
	(In thousands in GB Pounds, except share and share amounts)

Beginning Balance (Inception)	—	£—	—	£—	£—	£—	£—
Issuance of Preferred A Ordinary Shares at £0.056 per share	6,455,000	—		—	362	—	362
Issuance of Ordinary Shares		—	12,903,000	1	—	—	1
Net loss from operations	—	—	—	—	—	(291)	(291)

Balance at August 31, 2006	6,455,000	£—	12,903,000	£1	£362	£(291)	£72
Issuance of Preferred A Ordinary Shares at £0.067 per share	14,949,486	2	—	—	997	—	999
Net loss from operations	—	—	—	—	—	(706)	(706)

Balance at August 31, 2007	21,404,486	£2	12,903,000	£1	£1,359	£(997)	£365
Issuance of Preferred A Ordinary Shares at £0.079 per share	3,828,906	1	—	—	300	—	301
Stock based compensation	—	—	—	—	10	—	10
Net loss from operations	—	—	—	—	—	(1,275)	(1,275)

Balance at August 31, 2008	25,233,392	£3	12,903,000	£1	£1,669	£(2,272)	£(599)
Issuance of Preferred A Ordinary Shares at £0.087 per share	35,120,719	3	—	—	2,955	—	2,958
Stock based compensation	—	—	—	—	17	—	17
Net loss from operations	—	—	—	—	—	(1,781)	(1,781)

Balance at August 31, 2009	60,354,111	£6	12,903,000	£1	£4,641	£(4,053)	£595

See accompanying notes.

Psynova Neurotech Limited
(A Development-Stage Company)

Statements of Cash Flows

		For the Year Ended
		August 31, 2009
		In US Dollars	From Inception
	For the Year Ended	(Converted at	(August 1, 2005)
	August 31, 2008	End of Period	to August 31, 2009
	in GB Pounds	Exchange Rate)	in GB Pounds
	(In thousands in US dollars)
		(1 £ =$1.6275)	(unaudited)

Operating activities
Net loss	£(1,781)	$(2,899)	£(4,053)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2	3	106
Stock-based compensation expense	17	27	27
Accrued interest on note payable	33	54	33
Stock or debt issued for services	850	1,383	1,350
Changes in assets and liabilities
Accounts receivable	(265)	(425)	(265)
Prepaid expenses and other current assets	(8)	(15)	(142)
Accounts payable	55	89	123
Accrued expenses and other liabilities	(169)	(275)	97
Deferred revenue	237	386	237

Net cash used in operating activities	£(1,029)	$(1,672)	£(2,487)

Investing activities
Purchase of intellectual property	£—	$—	£(112)
Purchase of property and equipment	(2)	(3)	(9)

Net cash used in investing activities	£(2)	$(3)	£(121)

Financing activities
Proceeds from issuance of ordinary shares, net	£—	$—	£1
Proceeds from issuance of debt	725	1,180	725
Proceeds from issuance of preferred stock, net	850	1,383	2,513

Net cash provided by financing activities	£1,575	$2,563	£3,239

Net change in cash and cash equivalents	£544	$888	£631
Cash and cash equivalents at the beginning of period	£87	$139	£—

Cash and cash equivalents at the end of period	£631	$1,027	£631

Supplemental disclosure of cash flow information:
Cash paid for interest	£43	$70	£43
Noncash financing activities:
Conversion of debt to Preferred Ordinary A shares	£1,258	$2,044	£1,258

Psynova Neurotech Limited
(A Development-Stage Company)

Notes to Financial Statements

1.	Business Description and Significant Accounting Policies

Psynova Neurotech Limited, Psynova or the Company, is a development-stage company in the business of performing scientific research and development activities. The Company is a leading neurological disorder diagnostic development company. Psynova was founded in 2005 as a spin-off from the Cambridge University Centre for Neuropsychiatric Research, or CCNR. On September 18, 2009, Rules-Based Medicine, Inc., or RBM, became the controlling shareholder of the Company and owns 77.6% of the Company’s outstanding shares.

Basis of presentation

The accompanying financial statements were prepared using the accounting principles generally accepted in the United States, or US GAAP. These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America whereby revenues are recognized in the period earned and expenses when incurred.

Development-Stage Company

The Company is a development-stage company, as defined by the Financial Accounting Standards Board, or FASB. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although operations have commenced, an immaterial amount of revenue has been realized.

Nature of Operations

The Company is a development-stage company and has not experienced significant revenue since its formation. The principal activities of the Company, from the beginning of the development-stage, have been organizational matters, issuance of stock, and product research and development.

The Company is subject to many risks associated with early-stage businesses in the technology industry, including its ability to raise capital, reliance on key persons, and uncertainties surrounding market acceptance of the Company’s products.

To date, the Company has experienced losses from its operations. The Company anticipates that it will require additional capital resources, including the net proceeds from additional equity or debt financing transactions, to generate revenue and achieve positive cash flows from operations. The Company’s ability to generate positive cash flows depends upon a variety of factors, including the acceptance in the market for the Company’s products and various other factors, some of which may be beyond the Company’s control. There can be no assurance that such financing transactions will be consummated or that such revenue will be generated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally acceptable in the United States, or US GAAP, requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their respective fair values, due to the short-term nature of these instruments.

Cash and Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

Financial Instruments and Credit Risks

The Company operates outside the U.S. and maintains its deposit accounts with financial institutions within the United Kingdom. These deposit accounts are generally uninsured; however, the Company has not experienced any losses in such account and believes it is not exposed to any significant risks on foreign deposit accounts. The total amount of potentially uninsured foreign deposit accounts at August 31, 2009 is £0.6 million.

Foreign Currency Translation

The functional currency of the Company is the Great British pound, or GBP (£). In accordance with SEC Rule 3-20(a), the Company has provided a convenience translation in U.S. dollars ($) at the exchange rate as the most recent balance sheet date (August 31, 2009). Therefore, all asset and liability accounts and items in the statement of operations and statement of cash flow were translated at the exchange rate on the balance sheet date.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life is two to seven years for furniture and fixtures and three to five years for computer and office equipment. Repairs and maintenance and minor replacements are charged to expense as incurred.

Intangible Assets and Other Long-Lived Assets

Intangible assets are continually monitored and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. The Company’s estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows is less than the carrying value of the asset, we recognize an impairment charge, measured as the amount by which the carrying value exceeds the fair value of the asset. The Company estimates fair value by discounting the projected cash flows expected to be generated by the applicable asset over their remaining useful life.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable, and collection is probable. Such revenue recognition generally occurs as the related service is performed. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

The Company derives its revenues primarily from grants and is recognized using the time and material method. Revenue is recognized in the period in which the costs are incurred.

Deferred revenue represents amounts received from grants in excess of revenues recognized.

Research and Development

Research and development costs consist of amounts to develop, test and validate diagnostic tests. Such costs include research and development performed by the Company and costs for research and development services performed by consultants. Research and development costs are expensed as incurred.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were not significant for the year ended August 31, 2009.

Stock-Based Compensation

The Company follows the authoritative guidance on share-based payments that requires recognition of compensation costs for all share-based payment awards made to employees based upon each award’s estimated grant date fair value. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock option awards. Compensation cost is recognized on a straight-line basis over the respective vesting period of the award.

Stock-based compensation expense was £17,000 for the year ended August 31, 2009.

Income Taxes

Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company accounts for income taxes in accordance with the FASB guidance for accounting for income taxes. This guidance prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In June 2006, FASB issued guidance which supplements the guidance for accounting for income taxes. This guidance defines the confidence level that a tax position must meet in order to be recognized in the financial statements. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position is recognized only if it is “more-likely-than-not” to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

As a result of the implementation of the FASB guidance, the Company has not changed any of its tax accrual estimates.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the year ended August 31, 2009, the Company did not recognize any interest or penalties.

Recently Issued Accounting Pronouncements

In August 2009, the FASB issued guidance on measuring liabilities at fair value, which provides clarification that in circumstances where a quoted market price in an active market for an identical liability is not available, a reporting entity must measure fair value of the liability using one of the following techniques: the quoted price of the identical liability when traded as an asset; quoted prices for similar liabilities or similar liabilities when traded as assets; or another valuation technique, such as a present value technique or the amount that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability that is consistent with the provisions of authoritative guidance. This statement becomes effective for the first reporting period, including interim periods, beginning after issuance. We will adopt this statement beginning in the year ended August 31, 2010.

In February 2008, the FASB issued guidance which delays the effective date of adopting guidance for measuring the fair value under GAAP for all non-financial assets and non-financial liabilities, excluding those assets that are recognized or disclosed at fair value on a recurring basis for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company elected a partial deferral of the fair value guidance under the provisions associated with the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment. The Company is currently evaluating the impact of this standard on its financial statements.

2.	Recently Adopted Accounting Principles

In April 2009, the FASB and the Accounting Principles Board issued guidance about interim disclosures about value of financial instruments that requires an entity to provide disclosures about fair value of financial instruments in interim financial information. The new guidance is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted the new guidance in the quarter ended June 30, 2009. There was no impact on the financial statements as it relates only to additional disclosures.

In May 2009, the FASB issued a standard that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. We adopted this standard in the quarter ended June 30, 2009 and it did not impact the financial results. Management has evaluated subsequent events up to the date of its issued financial statements.

In June 2009, the FASB issued The FASB Accounting Standards Codification, or the Codification, authorizing the Codification as the sole source for authoritative guidance in accordance with U.S. GAAP. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. The position supersedes all accounting standards in U.S. GAAP, aside from those issued by the SEC.

The FASB issued a standard that established a framework for measuring fair value in GAAP and clarified the definition of fair value within that framework. This standard does not require assets and liabilities that were previously recorded at cost to be recorded at fair value or for assets and liabilities that are already required to be disclosed at fair value. This standard introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The fair value of the Company’s financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). This standard also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3—unobservable inputs.

The adoption of this standard did not have an effect on the Company’s financial condition or results of operations, but it introduced new disclosures about how the Company values certain assets and liabilities. Much of the disclosure is focused on the inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. As of August 31, 2009, the Company did not have financial assets or liabilities that would require measurement on a recurring basis. At August 31, 2009 all financial assets consisted of cash and cash equivalents at financial institutions in the United Kingdom.

3.	Other Intangible Assets

Intangible assets consisted of the following at August 31, 2009 (in thousands):

	Gross Carrying	Accumulated
	Amount	“Amortization”	Net

Intellectual property	£112	£103	£9

The aggregate intangible asset amortization expense is as follows (in thousands):

2010	1
2011	1
2012	1
2013	1
2014	1
Thereafter	4

Total	£9

Amortization expense was £1,000 for the year ended August 31, 2009.

4.	Property and Equipment

Property and equipment consisted of the following at August 31, 2009 (in thousands):

Office and computer equipment	£9
Less accumulated depreciation	(4)

Property and equipment, net	£5

Depreciation expense was £1,000 for the year ended August 31, 2009.

5.	Stockholders’ Equity and Stock-Based Compensation

Ordinary and Preferred Ordinary Shares

As of August 31, 2009, 17,000,000 Ordinary shares were authorized, of which 12,903,000 were issued and outstanding.

As of August 31, 2009, 61,500,000 Preferred Ordinary A shares were authorized, of which 60,354,111 were issued and outstanding.

In the event of a disposition, the Preferred Ordinary shareholders will receive a sum equal to 4% per annum of the subscription price paid for the shares accruing day to day from the date of issuance of those shares plus the amount equal to the subscription price paid for the shares.

The Preferred Ordinary shareholders have the same voting rights as the Ordinary shareholders.

The Company received approximately £1.2 million in loans and credit for services from RBM in 2008 convertible into Preferred A Ordinary shares at £0.0869 per share, of which £0.7 million was funded in cash and £0.5 million as a credit toward future services from RBM. Interest on the outstanding amount of the facility accrued at 8% per annum on a monthly basis and was added to principal.

At the same time, the Company granted RBM the right to purchase 19,562,716 Preferred A Ordinary Shares at

£0.0869 per share, while RBM granted the Company the right to require RBM to purchase the above shares if certain milestones are met on or prior to December 31, 2008.

In November 2008, the Company achieved the milestones required in connection with triggering the conversion of the then outstanding loan facility and accrued interest into 15,558,003 Preferred A Ordinary shares. At the same time, the Company exercised the right to require RBM to purchase an additional 19,562,716 Preferred A Ordinary Shares at £0.0869 per share, which was paid with £0.9 million in cash and £0.9 million in a credit toward future services.

Stock Options

The stock option plan was adopted by the board of directors. Options granted under the plan are not generally transferable by the optionee and each option is exercisable during the lifetime of the optionee only by such optionee.

The Company adopted the FASB accounting guidance for share-based compensation expense beginning on January 1, 2006 using the modified prospective approach for these awards.

The standard form of option agreement under the plan provides that options will vest immediately as the options granted to-date have been for services previously performed.

The total unrecognized stock-based compensation expense related to unvested stock options and restricted stock and subject to recognition in future periods was zero at August 31, 2009.

The assumptions used to estimate the fair value of the stock options using the Black-Scholes option pricing model were as follows:

Weighted-average fair value of stock options granted	£0.07
Volatility factor	60%
Risk-free interest rate	4%
Dividend yield	0%
Expected life of options	6

Fair value of stock options granted—Due to the absence of an active market for the Company’s ordinary shares, the board of directors was required to determine the fair value of the ordinary shares for consideration in setting exercise prices for the options granted and in valuing the options granted. In determining fair value, Company management considered both quantitative and qualitative factors including the rights, preferences and liquidity of the Company’s preferred and ordinary shares, current and projected operating and financial performance, the status of new product development and financial market conditions.

As the Company’s ordinary shares are not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense, net loss and net loss per share could have been significantly different.

Volatility—As the Company is not publicly traded and therefore has no trading history, stock price volatility was estimated by taking a blend of historical volatility of industry peers of a similar size whose shares are publicly traded.

Risk-free interest rate—The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock option grants.

Dividend Yield—The assumed dividend yield was based on the Company’s expectation that no dividends will be paid in the foreseeable future.

Expected life of options —The expected life was calculated using the “simplified method” allowed under current accounting guidance. This method calculates the midpoint between the vesting date and contractual termination date since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

The following table summarizes the stock option activity:

	Shares		Weighted Average
	Available for Grant	Number of Shares	Exercise Price

Balance at August 31, 2008	2,565,087	1,248,552	£0.07
Options granted	(561,105)	561,105	0.09
Options exercised	—	—	—
Options canceled	597,230	(597,230)	0.07

Balance at August 31, 2009	2,601,212	1,212,427	£0.07

The following summarizes information concerning outstanding and exercisable options as of August 31, 2009:

	Options Outstanding			Options Exercisable
Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price	Outstanding	Contractual Life in Years	Exercise Price	Exercisable	Exercise Price

£0.07–0.09	1,212,427	8.60	£0.07	1,212,427	£0.07

6.	Pensions

The Company operates a defined contribution pension scheme. The Company funded £6,000 into the defined pension plan in the year ended August 31, 2009.

7.	Taxes

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (28%) to income before income taxes is as follows (in thousands):

Taxes (benefit) computed at federal statutory rate	£(530)
Increases in taxes resulting from:
Stock Based compensation	5
Change in valuation allowance	525
Research and development credit	(114)
Other	—

Total	£(114)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes are as follows:

Deferred tax assets:
Capital allowance in advance of depreciation	£(1)
Losses—asset	977

Total deferred tax assets	976
Valuation allowance	(976)

Net deferred tax asset	£—

The Company has an operating loss carryforward of £3.5 million.

8.	Related Party Transactions

One of the Company’s directors, Dr. P. B. Rodgers is a director and shareholder in Ithaka Life Sciences Limited. Ithaka Life Sciences Limited provided services to the Company in the amount of £36,000 for the year ended August 31, 2009.

During 2008, RBM and the Company entered into a Co-Development and Commercialization Agreement. The parties have agreed that the Company will provide the material to RBM for the purposes of conducting a research and development project.

RBM will undertake the research and development project specifically utilizing the material to be supplied by the Company, and the parties will collaborate in relation to the development, validation, obtaining of regulatory approval, manufacturing and marketing of diagnostic immunoassays for schizophrenia arising from the research and development project.

The Company received £1.2 million in loans and credit for services from RBM in 2008 convertible into Preferred A Ordinary shares at £0.0869 per share, of which £0.7 million was funded in cash and £0.5 million as a credit toward future services from RBM. Interest on the outstanding amount of the facility accrued at 8% per annum on a monthly basis and was added to principal.

At the same time, the Company granted RBM the right to purchase 19,562,716 Preferred A Ordinary Shares at £0.0869 per share, while RBM granted the Company the right to require RBM to purchase the above shares if certain milestones are met on or prior to December 31, 2008.

In November 2008, the Company achieved the milestones required in connection with triggering the conversion of the then outstanding loan facility and accrued interest into 15,558,003 Preferred A Ordinary shares. At the same time, the Company exercised the right to require RBM to purchase an additional 19,562,716 Preferred A Ordinary Shares at £0.0869 per share, which was paid with £0.9 million in cash and £0.9 million in a credit toward future services.

Rules-Based Medicine, Inc. is a shareholder of the Company and the Company received services from Rules-Based Medicine, Inc. in the amount of £1.1 million in the year ended August 31, 2009.

9.	UK and US GAAP Presentation (Unaudited)

United Kingdom generally accepted accounting principles, or UK GAAP, varies in some respects from US GAAP. There were no significant differences between UK GAAP and US GAAP on the financial statements of Psynova as of and for the year ended August 31, 2009, except for share-based compensation expense and research and development costs. UK GAAP does have a different presentation than US GAAP. Condensed financial information of Psynova which presents the financial statements in UK GAAP and US GAAP presentation are as follows:

Balance Sheet

	UK GAAP			US GAAP
	At August 31,	US GAAP		At August 31,
	2009	Adjustment		2009

Assets
Cash	£631			£631
Accounts receivable	265			265
Prepaid expenses and other assets	142			142

Total current assets	1,038			1,038
Intangibles	1,375	(1,366	)(B)	9
Property and equipment	5			5

Total assets	£2,418			£1,052

Liabilities and Stockholders’ Equity
Accounts payable	£123			£123
Accrued liabilities	97			97
Deferred income	237			237

Total current liabilities	457			457
Stockholder’s equity
Preferred stock	6			6
Common stock	1			1
Additional paid in capital	4,613	28	(A)	4,641
Accumulated deficit	(2,659)	(1,394	)(A)(B)	(4,053)

Total stockholders’ equity	1,959			595

Total liabilities and stockholders’ equity	£2,416			£1,052

Statement of Operations

	UK GAAP			US Gaap
	For the Year Ended			For the Year Ended
	August 31,			August 31,
	2009			2009

Revenues	£120			£120
Operating expenses:
Research and development	(123)	(1,711	)(B)(C)	(1,834)
General and administrative	(662)	517	(A)(C)	(145)

Loss from operations	(665)			(1,859)
Interest and other income	7			7
Interest and other expense	(43)			(43)
Benefit for taxes	114			114

Net loss	£(587)			£(1,781)

(A)	Amount is stock compensation expense calculated in accordance with US GAAP. This amount includes £10,000 from prior years and £17,000 for the year ended August 31, 2009.

(B)	Research and development costs are expensed in accordance with US GAAP. This amount includes £0.2 million from prior years and £1.2 million for the year ended August 31, 2009.

(C)	Allocation of research and development costs from general and administrative expenses.

Following are some of the differences between the UK and US GAAP that could materially affect the presentation of the financial statements of Psynova which were prepared in the United Kingdom using UK GAAP.

Stock Compensation Expense

US GAAP requires that share-based compensation expense be recorded when share options are issued to employees. The share-based compensation expense is based on the grant date fair value of the options and is expensed over the vesting period. UK GAAP does not require such treatment. Under UK GAAP an expense is recorded for the cost of shares acquired to settle awards under certain incentive schemes. The expense is based on an apportionment of the cost of the shares over the period of the scheme.

Psynova has issued a total of 1,212,427 options at exercise prices ranging from £0.038 to £0.086. Under US GAAP it is estimated that the stock-based compensation expense would have been £16,584 or $27,000 more for the year ended August 31, 2009 than under UK GAAP.

Research and Development Costs

Under UK GAAP, research and development costs may be capitalized and amortized over their estimated useful life. US GAAP prescribes that such costs be expensed as incurred.

Psynova began capitalizing commercialization costs for its Schizophrenia diagnostic product beginning on January 1, 2009. US GAAP requires all research and development costs to be expensed as incurred. As such, the net loss for the year ended August 31, 2009 would have been £1.2 million or $1.9 million more. In addition, £0.2 million of costs had been capitalized prior to 2009.

Income Taxes and Deferred Income Taxes:

UK GAAP provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes. Under US GAAP, deferred taxation would be computed on all differences between the tax basis and book values of assets and liabilities which will result in taxable or tax deductible amounts arising in future years.

UK GAAP allows for the use of the new tax rates as soon as they are proposed in the government budget. US GAAP allows for the use of the new tax rates upon the enactment of proposed rates into law.

UK GAAP accounts for deferred income taxes only to the extent of management’s judgment of probable liabilities or benefits that may materialize in the foreseeable future. US GAAP requires a detailed accounting for deferred income taxes and provides for all net deferred tax liabilities be recognized.

Deferred tax assets under UK GAAP and US GAAP are recognized only to the extent that it is more likely than not that they will be realized.

At August 31, 2009, Psynova had a net operating loss carryforward for UK tax purposes and no deferred tax asset has been recognized as its realization is not considered more likely than not. This treatment is consistent between US and UK GAAP.

10.	Subsequent Events

The Company has evaluated and disclosed subsequent events through December 18, 2009 and is not aware of any other subsequent event that would have a material impact on the accompanying financial statements.

On September 18, 2009, RBM obtained controlling interest in the Company by purchasing outstanding shares from an investor for £3.3 million, in cash. Including a £3.0 million investment in the Company in 2008, RBM increased its ownership interest from 47.9% to 77.6% of the outstanding shares of the Company.

                    Shares

     Common Stock

Preliminary Prospectus

Jefferies & Company

Stephens Inc.

Baird

William Blair & Company

, 2010

Part II
Information not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following is an itemized statement of the amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby (estimated except for the Registration Fee, FINRA Filing Fee and Nasdaq Global Market listing fee), other than underwriting discounts and commissions:

Registration Fee—Securities and Exchange Commission		$6,417
FINRA Filing Fee		9,500
Nasdaq Global Market listing fee		*
Blue Sky fees and expenses		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

The Registrant is a Delaware corporation. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws generally eliminate the personal liability of our directors for breaches of fiduciary duty as a director and indemnify directors and officers to the fullest extent permitted by the DGCL.

The Registrant intends to enter into indemnification agreements with each of its officers and directors. Each indemnification agreement will require the Registrant to indemnify each indemnitee to the fullest extent permitted by Delaware law. This means, among other things, that the Registrant must indemnify the officer or director against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is or was an officer or director of the Registrant or is or was serving at the Registrant’s request as a director, officer, employee or agent of another corporation or other entity if the indemnitee meets the standard of conduct provided in Delaware law. Also as permitted under Delaware law, the indemnification agreements require the Registrant to advance expenses in defending such an action provided that the director undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification from the Registrant. The Registrant will also make the indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

The Registrant maintains an insurance policy providing for indemnification of the Registrant’s officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

The foregoing summaries are necessarily subject to the complete text of the statute, Amended and Restated Bylaws, Amended and Restated Certificate of Incorporation and Indemnification Agreements referred to above and are qualified in their entirety by reference thereto.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we have issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities:

1. From October 1, 2007 through March 31, 2010, we granted stock options to purchase 796,950 shares of our common stock at an average exercise price of $4.17 per share to our employees, directors and consultants under our 2007 Long Term Incentive Plan.

2. On September 17, 2009, we issued a warrant to purchase 100,000 shares of common stock at an exercise price of $9.00 per share to Rock Bancshares, Inc. and Rock Acceptance Corporation.

3. On December 31, 2009, we issued the following warrants to purchase shares of common stock at an exercise price of $9.00 per share:

•	40,000 shares to L. Walter Quinn

•	10,000 shares to Albert B. Braunfisch

•	20,000 shares to W. Scott Davis

•	20,000 shares to James Hunter East

•	10,000 shares to OBLR, LLC

4. On May 9, 2008, we issued 337,838 shares of common stock at a purchase price of $2.96 per share to Mark Gainor.

5. From November 1, 2006 through November 1, 2009, we issued the following shares of Series A-1 preferred stock:

•	143,943 shares to Mark Gainor at a purchase price of $3.4736 per share;

•	6,293,356 shares to EGI-Fund (08-10) Investors, L.L.C. at a purchase price of $3.339910285 per share;

•	545,235 shares to Cross Creek Capital L.P. at a purchase price of $3.339910285 per share;

•	53,583 shares to Cross Creek Capital Employees Fund, L.P. at a purchase price of $3.339910285 per share; and

•	449,114 shares to RBM Investment LLC at a purchase price of $3.339910285 per share.

The sales and issuances of securities in the transactions described in paragraph (1) above were deemed to be exempt from registration under the Securities Act of 1933, in reliance upon Rule 701 of the Securities Act of 1933, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. All recipients had adequate access, through employment or other relationships, to information about us. All certificates representing the issued shares of common stock included the appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

The offer of the common stock in the transactions described in paragraphs (2)—(4) above was deemed to be exempt from registration under the Securities Act of 1933, in reliance upon Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
2	.1*	Plan of acquisition of 22.4% equity interest in Psynova Neurotech Ltd.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Amendment No. 1 to Amended and Restated Certificate of Incorporation of the Registrant.
3	.3*	Form of Amendment No. 2 to Amended and Restated Certificate of Incorporation of the Registrant.
3	.4**	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.5*	Bylaws of the Registrant.
3	.6**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1**	Form of Common Stock Certificate.
4	.2*	Investors’ Rights Agreement dated October 12, 2007 by and among Rules-Based Medicine, Inc., EGI-Fund (08-10) Investors, L.L.C., Cross Creek Capital, L.P., Cross Creek Capital Employees Fund, L.P. and RBM Investment LLC.
4	.3*	Joinder Agreement to Investors’ Rights Agreement dated May 6, 2008.
5	.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8	.1**	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10	.1*†	Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10	.2*†	Amendment No. 1 dated October 12, 2007 to Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10	.3*†	Amendment No. 2 dated January 1, 2008 to Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10.4		Intentionally omitted.
10	.4.1*†	Exclusive Patent and Non-Exclusive Know-How License Agreement (Case No: Bah-2338-09/PSY026) dated March 22, 2010 between Cambridge Enterprise Limited and Psynova Neurotech Limited.
10	.4.2*†	Exclusive Patent and Non-Exclusive Know-How License Agreement (Case No: Bah-2351-09/PSY027) dated March 22, 2010 between Cambridge Enterprise Limited and Psynova Neurotech Limited.
10	.5*†	Framework Agreement dated as of March 3, 2006, between the Chancellor, Masters and Scholars of the University of Cambridge, Cambridge University Technical Services Limited and Psynova Limited.
10	.5.1*	Extension to Framework Agreement dated March 3, 2006 between the University of Cambridge, Cambridge Enterprise and Psynova Neurotech Ltd.
10	.6*†	Co-Development and Commercialization Agreement dated September 5, 2008 between Psynova Neurotech Limited and Rules-Based Medicine, Inc.

Exhibit
Number		Description

10	.6.1*	Variation Agreement dated December 19, 2009 to the Co-Development and Commercialization Agreement dated September 5, 2008 between Psynova Neurotech Limited and Rules-Based Medicine, Inc.
10	.7**	Form of Director and Executive Officer Indemnification Agreement.
10	.7.1**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark Chandler.
10	.7.2**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark J. Gainor.
10	.7.3**	Indemnification Agreement between Rules-Based Medicine, Inc. and Matthew Zell.
10	.7.4**	Indemnification Agreement between Rules-Based Medicine, Inc. and David L. Schultz.
10	.7.5**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark C. Capone.
10	.8.1**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and T. Craig Benson.
10	.8.2**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Patrick McClain.
10	.8.3**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Michael Spain, M.D.
10	.8.4**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and James P. Mapes, Ph.D.
10	.8.5**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Ralph L. McDade, Ph.D.
10	.8.6**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Anthony Barnes, Ph.D.
10	.9*	Rules-Based Medicine, Inc. 2007 Long Term Incentive Plan.
10	.9.1*	Rules-Based Medicine, Inc. 2010 Long Term Incentive Plan.
10	.10*†	Supply and Distribution Agreement dated October 26, 2007 between Rules-Based Medicine, Inc. and EMD Chemicals Inc.
10	.11*†	Collaboration and License Agreement dated November 25, 2009 by and between F. Hoffman-La Roche Ltd., Hoffmann-La Roche Inc. and Psynova Neurotech Ltd.
10	.12*	Commercial Loan Agreement, dated August 10, 2009 by and between Rules-Based Medicine, Inc. and Compass Bank.
10	.13*	Loan and Security Agreement, dated September 15, 2009 by and between Rules-Based Medicine, Inc., RBM Holdings, LLC, RBM Management Group, LLC and Heartland Community Bank.
10	.14*	Second Amended and Restated Subordination and Standby Agreement, dated December 18, 2009 by and among Compass Bank, Rules-Based Medicine, Inc. and Heartland Community Bank
10	.15*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated September 17, 2009 by and between Rock Bancshares, Inc. and Rules-Based Medicine, Inc.
10	.15.1*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between L. Walter Quinn and Rules-Based Medicine, Inc.
10	.15.2*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between James Hunter East and Rules-Based Medicine, Inc.
10	.15.3*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between W. Scott Davis and Rules-Based Medicine, Inc.
10	.15.4*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between Albert B. Braunfisch and Rules-Based Medicine, Inc.
10	.15.5*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between OBLR, LLC and Rules-Based Medicine, Inc.
10	.16*	Lease Agreement dated March 19, 2003 between Rules-Based Medicine, Inc. and STAG Investors 2000, Ltd.
10	.17*	First Amendment to Lease Agreement dated April 30, 2007 between Rules-Based Medicine, Inc. and STAG Investors 2000, Ltd.
10	.18*	Second Amendment to Lease Agreement dated September 2, 2008 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.19*	Third Amendment to Lease Agreement dated September 1, 2009 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.20*	Fourth Amendment to Lease Agreement dated March 23, 2010 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.21**	Form of Notice of Grant and Restricted Stock Unit Agreement
23.1		Consent of PMB Helin Donovan, LLP.

Exhibit
Number		Description

23	.2**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).
23	.3**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 8.1 hereto).
23	.4*	Consent of Director Nominee.
24	.1*	Power of Attorney (included on signature page of the Registration Statement filed on December 23, 2009).
24	.2*	Power of Attorney (included on signature page of the Registration Statement filed on March 16, 2010).

*	Previously filed.

**	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) We will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on May 5, 2010.

RULES-BASED MEDICINE, INC.

By:	/s/ T. Craig Benson
T. Craig Benson
President, Chief Executive Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 5, 2010 in the capacities indicated.

Signature	Title	Date

* Mark Chandler	Chairman of the Board of Directors	May 5, 2010

/s/ T. Craig Benson T. Craig Benson	President, Chief Executive Officer and Secretary; Director (Principal Executive Officer)	May 5, 2010

/s/ Patrick S. McClain Patrick S. McClain	Chief Financial Officer and Vice President (Principal Financial and Accounting Officer)	May 5, 2010

* Mark J. Gainor	Director	May 5, 2010

* Matthew Zell	Director	May 5, 2010

* David L. Schultz	Director	May 5, 2010

* Mark C. Capone	Director	May 5, 2010

*By: /s/ Patrick S. McClain Patrick S. McClain Attorney-in-fact

Index to Exhibits

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
2	.1*	Plan of acquisition of 22.4% equity interest Psynova Neurotech Limited.
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant.
3	.2*	Amendment No. 1 to Amended and Restated Certificate of Incorporation of the Registrant.
3	.3*	Form of Amendment No. 2 to Amended and Restated Certificate of Incorporation of the Registrant.
3	.4**	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.
3	.5*	Bylaws of the Registrant.
3	.6**	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.
4	.1**	Form of Common Stock Certificate.
4	.2*	Investors’ Rights Agreement dated October 12, 2007 by and among Rules-Based Medicine, Inc., EGI-Fund (08-10) Investors, L.L.C., Cross Creek Capital, L.P., Cross Creek Capital Employees Fund, L.P. and RBM Investment LLC.
4	.3*	Joinder Agreement to Investors’ Rights Agreement dated May 6, 2008.
5	.1**	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8	.1**	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10	.1*†	Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10	.2*†	Amendment No. 1 dated October 12, 2007 to Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10	.3*†	Amendment No. 2 dated January 1, 2008 to Development and Supply Agreement dated September 5, 2002 between Luminex Corporation and Rules-Based Medicine, Inc. f/k/a RBM Acquisition, Inc.
10.4		Intentionally omitted.
10	.4.1*†	Exclusive Patent and Non-Exclusive Know-How License Agreement (Case No: Bah-2338-09/PSY026) dated March 22, 2010 between Cambridge Enterprise Limited and Psynova Neurotech Limited.
10	.4.2*†	Exclusive Patent and Non-Exclusive Know-How License Agreement (Case No: Bah-2351-09/PSY027) dated March 22, 2010 between Cambridge Enterprise Limited and Psynova Neurotech Limited.
10	.5*†	Framework Agreement, dated as of March 3, 2006, between the Chancellor, Masters and Scholars of the University of Cambridge, Cambridge University Technical Services Limited and Psynova Limited.
10	.5.1*	Extension to Framework Agreement dated March 3, 2006 between the University of Cambridge, Cambridge Enterprise and Psynova Neurotech Ltd.
10	.6*†	Co-Development and Commercialization Agreement dated September 5, 2008 between Psynova Neurotech Limited and Rules-Based Medicine, Inc.
10	.6.1*	Variation Agreement dated December 19, 2009 to the Co-Development and Commercialization Agreement dated September 5, 2008 between Psynova Neurotech Limited and Rules-Based Medicine, Inc.
10	.7**	Form of Director and Executive Officer Indemnification Agreement.
10	.7.1**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark Chandler.
10	.7.2**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark J. Gainor.
10	.7.3**	Indemnification Agreement between Rules-Based Medicine, Inc. and Matthew Zell.
10	.7.4**	Indemnification Agreement between Rules-Based Medicine, Inc. and David L. Schultz.
10	.7.5**	Indemnification Agreement between Rules-Based Medicine, Inc. and Mark C. Capone.
10	.8.1**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and T. Craig Benson.
10	.8.2**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Patrick McClain.
10	.8.3**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Michael Spain, M.D.

Exhibit
Number		Description

10	.8.4**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and James P. Mapes, Ph.D.
10	.8.5**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Ralph L. McDade, Ph.D.
10	.8.6**	Amended and Restated Employment Agreement between Rules-Based Medicine, Inc. and Anthony Barnes, Ph.D.
10	.9*	Rules-Based Medicine, Inc. 2007 Long Term Incentive Plan.
10	.9.1*	Rules-Based Medicine, Inc. 2010 Long Term Incentive Plan.
10	.10*†	Supply and Distribution Agreement dated October 26, 2007 between Rules-Based Medicine, Inc. and EMD Chemicals Inc.
10	.11*†	Collaboration and License Agreement dated November 25, 2009 by and between F. Hoffman-La Roche Ltd., Hoffmann-La Roche Inc. and Psynova Neurotech Ltd.
10	.12*	Commercial Loan Agreement, dated August 10, 2009 by and between Rules-Based Medicine, Inc. and Compass Bank.
10	.13*	Loan and Security Agreement, dated September 15, 2009 by and between Rules-Based Medicine, Inc., RBM Holdings, LLC, RBM Management Group, LLC and Heartland Community Bank.
10	.14*	Second Amended and Restated Subordination and Standby Agreement, dated December 18, 2009 by and among Compass Bank, Rules-Based Medicine, Inc. and Heartland Community Bank.
10	.15*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated September 17, 2009 by and between Rock Bancshares, Inc. and Rules-Based Medicine, Inc.
10	.15.1*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between L. Walter Quinn and Rules-Based Medicine, Inc.
10	.15.2*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between James Hunter East and Rules-Based Medicine, Inc.
10	.15.3*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between W. Scott Davis and Rules-Based Medicine, Inc.
10	.15.4*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between Albert B. Braunfisch and Rules-Based Medicine, Inc.
10	.15.5*	Warrant to Purchase Shares of Common Stock of Rules-Based Medicine, Inc., dated December 31, 2009 by and between OBLR, LLC and Rules-Based Medicine, Inc.
10	.16*	Lease Agreement dated March 19, 2003 between Rules-Based Medicine, Inc. and STAG Investors 2000, Ltd.
10	.17*	First Amendment to Lease Agreement dated April 30, 2007 between Rules-Based Medicine, Inc. and STAG Investors 2000, Ltd.
10	.18*	Second Amendment to Lease Agreement dated September 2, 2008 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.19*	Third Amendment to Lease Agreement dated September 1, 2009 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.20*	Fourth Amendment to Lease Agreement dated March 23, 2010 between Rules-Based Medicine, Inc. and CFO2 Austin, LLC.
10	.21**	Form of Notice of Grant and Restricted Stock Unit Agreement
23.1		Consent of PMB Helin Donovan, LLP.
23	.2**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto).
23	.3**	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 8.1 hereto).
23	.4*	Consent of Director Nominee.
24	.1*	Power of Attorney (included on signature page of the Registration Statement filed on December 23, 2009).
24	.2*	Power of Attorney (included on signature page of the Registration Statement filed on March 16, 2010).

*	Previously filed.

**	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.